Form 20-F
period 1998-12-31
ROBOMATIX TECHNOLOGIES LTD
filed 1999-09-15
CIK 914227

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 20-F

  / / REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                    OR
  /X/ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
               FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998
                                    OR
  / /    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934
      FOR THE TRANSITION PERIOD FROM ------------- TO -------------
                      COMMISSION FILE NUMBER 1-12666

                          ROBOMATIX TECHNOLOGIES LTD.
                      ------------------------------------

             (Exact name of Registrant as specified in its charter)

                                     ISRAEL
                           -------------------------

                (Jurisdiction of incorporation or organization)

           9 HATAASIYA STREET, INDUSTRIAL ZONE RA'ANANA 43100, ISRAEL
              ----------------------------------------------------

                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

 TITLE OF EACH        NAME OF EACH EXCHANGE ON WHICH
     CLASS                      REGISTERED
                          None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                 ORDINARY SHARES, NIS 1.46 PAR VALUE PER SHARE
                   ------------------------------------------

                                (Title of Class)

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:

                                      NONE
                                 -------------

                                (Title of Class)

    Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

            4,772,476 ORDINARY SHARES, NIS 1.46 PAR VALUE PER SHARE
               --------------------------------------------------

    Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days. /X/ Yes    / / No

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    Indicate by check mark which financial statement item the registrant has
elected to follow. / / Item 17    /X/ Item 18

    The Consolidated Financial Statements of ROBOMATIX TECHNOLOGIES Ltd., an Israeli company ("Robomatix") and its subsidiaries, appearing in this Annual Report on Form 20-F are prepared in United States dollars and in accordance with generally accepted accounting principles in Israel and the United States. As applicable to the Consolidated Financial Statements, such accounting principles are practically identical. All references in this Annual Report to "dollars" or "$" are to United States dollars and all references in this Annual Report to "NIS" are to New Israeli Shekels.

    Except for the historical information herein, the statements contained in this Annual Report are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to Robomatix's business, financial condition and results of operations. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including the timely development and acceptance of new products, the impact of competitive pricing and the other risks detailed from time to time in Robomatix's filings with the Securities and Exchange Commission. Robomatix undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. (Robomatix together with certain of its subsidiaries--Associative Computing Ltd. (Israeli), Robomatix (Israeli) Ltd. (Israeli), D.D.I.S. Israel Ltd. (Israeli), Robomatix Europe GmbH (Germany) and Advanced Industrial Automation Technologies Ltd. (formerly known as Robomatix, Inc. (U.S.))--and affiliated companies--Display Inspection Systems, Inc. (U.S.) and Robomatix (UK) Ltd. (U.K.)--are hereinafter sometimes collectively referred to as the "Company").

                                     PART I

    ITEM 1. DESCRIPTION OF BUSINESS

OVERVIEW

    Robomatix, an Israeli company, has undergone a significant metamorphosis in its business since the end of 1994. In 1996 and 1997, Robomatix changed its internal structure, culminating in a significant restructuring of its business in 1998. Currently, Robomatix is assessing new business opportunities and examining the possibility of investing in different industries, with a preference for making an investment in technology.

    In 1996, Robomatix and its subsidiaries (except two Israeli subsidiaries--Associative Computing Ltd. and D.D.I.S. Israel Ltd.--which were then in the development stage, see below) operated in one business segment--the design, development, manufacture, marketing and support of standard and customized systems. These systems employed proprietary computer software to integrate and control diverse combinations of robotics, laser, ultrasound, imaging and vision technologies, which offer solution systems for laser cutting, measurement and inspection in aerospace, automotive and metal industries. These comprehensive, automated systems offered flexible manufacturing capabilities and on-line quality assurance.

    By the end of 1996, this business activity was drastically reduced. This reduction resulted primarily from the sale in 1996 of the U.S. subsidiary's (Robomatix, Inc.) assets and activities relating to the Robotics Unit for a purchase price of $1,337,500 and assumption by the purchaser of liabilities in the amount of $575,000. In this transaction, Robomatix granted the purchaser (Utica CAD/CAM, Inc.) the exclusive right to manufacture and market the products of the Robotics Unit (other than the Laserobot and the Modulaser) in the United States and the non-exclusive right to do so in the Far East. In 1997 and 1998, Robomatix was engaged solely in providing service for systems sold by the Company and its subsidiaries in previous years.

    By the end of 1996, one of the Israeli subsidiaries (D.D.I.S. Israel Ltd.), which was under development, commenced production and sale in the United States of large glass substrate for the flat panel industry. In 1997, the sales made by D.D.I.S. Israel Ltd. ("D.D.I.S.") constituted the major part of the revenues presented in the statements of income (loss). In November 1997, Robomatix sold its holding in D.D.I.S. to a U.S. corporation (Soquel Group LLC) for $8.6 million. Robomatix is no longer involved in this industry.

    In October 1998, Focus Capital Group Ltd. ("Focus Capital") and Avikam Leef purchased control of Robomatix from the former controlling shareholder, Heinrich Manderman, in order to restructure and rehabilitate Robomatix. Following the change of control, Focus Capital and Avikam Leef began rehabilitation of the Company by implementing the agreement with Browne & Sharpe Surface Inspection Systems, Inc. ("Brown & Sharpe"), the sale of assets by an Israeli subsidiary and restructuring of the Company's debt (described below). Upon completion of the debt restructuring agreement (described below), Robomatix will be able to focus on examination of possible new fields of business for the Company.

    In June 1998, Robomatix entered into a purchase agreement with Soquel Group LLC ("Soquel"), pursuant to which Robomatix agreed to sell to Soquel substantially all of the assets of D.D.I.S. During 1998, Soquel could not meet the payment schedule agreed to under the purchase agreement, which payment schedule was secured by a lien on the assets being transferred to Soquel. In June 1999, Robomatix reached an agreement with Brown & Sharpe, a third party acquirer. Under this agreement, Brown & Sharpe bought the D.D.I.S. assets from Soquel for $1,190,000, payable immediately to the Company. In addition, Brown & Sharpe is obligated to pay royalties to the Company at the rate of 1% of its total sales of products incorporating the Black Beam technology (developed by D.D.I.S. Israel Ltd. and Display Inspection Systems, Inc.) for a period of five
(5) years commencing in September 1999. Robomatix wrote off $995,000 of the original price that remains uncollected under the agreement with Brown & Sharpe.

    In 1998, the other Israeli subsidiary (Associative Computing Ltd.) which was in the development stage, commenced production and initial sales of an associative parallel processor which permits parallel image processing of color images for the video and multivideo industry. Commencing in the last quarter of 1997, Associative Computing Ltd.'s activities constituted the majority of the consolidated activities of the Company. In February 1999, Associative Computing Ltd. sold most of its assets and activities to a U.S. company (NeoMagic Corporation) for $5 million in cash and warrants to acquire 100,000 Ordinary Shares of NeoMagic Corporation at an exercise price of $20 per share which will be exercisable for a period of five years. The proceeds from this sale were used to discharge bank debt as described immediately below. Since then, the subsidiary has not been engaged in any activities in this or any industry.

    The Company implemented a debt restructuring agreement with their major creditor banks, in cooperation with the Government of Israel, which guarantees part of the loans, and with the Company's former controlling shareholder, with respect to loans made by him and a company under his control. Under the terms of that agreement, the banks received an aggregate payment of $4.5 million in February 1999 and will receive 991,376 warrants, each of which is exercisable for one Robomatix share, for $2.00, over a five year period commencing March 1, 1999. This restructuring satisfies the entire outstanding debt balance of approximately $14,414,000, which includes loans guaranteed by the Government of Israel and with the said banks. The former controlling shareholder is to receive 2,249,893 warrants on the same terms and conditions as those warrants that will be issued to the banks, in satisfaction of the Company's outstanding debt obligations totaling approximately $5,624,000 owed to him and to the company under his control. There is a remaining outstanding debt of approximately $203,000 owed to the controlling shareholder and the company under his control by the subsidiary, Robomatix Europe GmbH (Germany).

    In March 1999, one of the Israeli subsidiaries (Robomatix (Israel) Ltd.) sold its holding in its U.K. subsidiary (Robomatix (UK) Ltd.) to the General Manager of the U.K. subsidiary, for one (1) pound sterling. The capital loss on this sale, considering waiver of the balance of the current account with the U.K. subsidiary as of the transaction date, is approximately $30,000 and it will be reflected in the statement of income for the first quarter of 1999. The former U.K. subsidiary shall keep providing services to existing customers in Europe, North America and the Far East. Robomatix (Israel) Ltd. will remain liable to Chinese and South African customers solely with respect to manufacturing defects and lack of spare parts.

    The change of control in Robomatix, the sale of its material assets, the cessation of its production and commercial activities and the restructuring of its debt has transformed Robomatix into a vehicle which management intends to use for the acquisition of failing companies, particularly high-tech companies. Management intends to rehabilitate such companies and restructure them in order to reduce debt, focus on said companies' core business strengths, sell off unnecessary assets, and turn losses to profits. No formal business plan has been created or implemented but management is reviewing and studying different options with the intent of beginning operations in the near future.

    Robomatix was incorporated under the laws of the State of Israel in 1982 and conducted an initial public offering of its shares in January 1994. The Robomatix executive offices are located at 9 Ha'taasiya Street, Raanana Industrial Zone, 43100 Israel. The Company's telephone number in Israel is 972-9-748-6976.

CUSTOMER SERVICE AND SUPPORT

    In March 1999, one of the Israeli subsidiaries (Robomatix (Israel) Ltd.) sold its holding in its U.K. subsidiary (Robomatix (UK) Ltd.) to the General Manager of the U.K. subsidiary, for one (1) pound sterling. The capital loss on this sale, considering waiver of the balance of the current account with the U.K. subsidiary as of the transaction date, is approximately $30,000 and it will be reflected in the statement of income for the first quarter of 1999. The former U.K. subsidiary shall keep providing services to existing customers in Europe, North America and the Far East. Robomatix (Israel) Ltd. will remain liable to Chinese and South African customers solely with respect to manufacturing defects and lack of spare parts.

EMPLOYEES

    As of July 1, 1999, the Company had three full-time employees, serving as officers of the Company, who are employed at the Company's Raanana offices.

    The Company and its employees are not parties to any collective bargaining agreements. However, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Manufacturers' Association of Israel) are applicable to the Company's employees by order of the Israel Ministry of Labor and Welfare. These provisions principally concern the length of the work day and the work week, minimum wages for workers, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. Under those collective bargaining agreements, the wages of most of the Company's employees are automatically adjusted based on changes in the Israeli Consumer Price Index. The amount and frequency of these adjustments are modified from time to time.

    Israeli law generally requires severance pay upon retirement or death of an employee or termination of employment with due cause. However, most of these costs are covered by manager's insurance purchased by the Company for most of its employees, while the rest of the costs are accrued on the Company's financial statements. See "Note 8 to the Consolidated Financial Statements in
Item 18". Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. The aggregate payments thereto amount to approximately 13% of wages up to a ceiling, with the employee contributing approximately 5.4% and the employer contributing the remainder. The majority of the permanent employees of the Company are covered by life and pension insurance policies providing customary benefits to employees, including retirement and severance pay benefits. The Company contributes to such policies 13 1/3% of the base wages of the covered employees (which includes 8 1/3% for severance pay benefits) and the covered employees contribute 5% of base wages. In addition, the Company contributes between 1.13% and 2.5% for disability insurance.

YEAR 2000 COMPLIANCE

    The Company and its former customers may be affected by Year 2000 compliance issues. Significant uncertainty exists in the software industry concerning the potential consequences of the Year 2000 phenomenon. The effects of the Y2K issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure, which could affect an entity's ability to conduct normal business operations. Although the Company offered software products which were designed or had been modified to comply with the Year 2000 requirements, there can be no assurance that such software contains all necessary date code changes. The Company believes that a number of products which the Company used to sell and which are still currently used by customers are not Year 2000 compliant. Any material adverse impact on the Company's customers due to the Year 2000 issue could also have a material adverse effect on the financial condition of the Company.

CONDITIONS IN ISRAEL

    Robomatix is incorporated under the laws of the State of Israel and its principal offices are located in Israel. Accordingly, the Company is directly affected by economic, political and military conditions in that country.

    POLITICAL CONDITIONS. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. However, a peace agreement between Israel and Egypt was signed in 1979, a peace agreement between Israel and Jordan was signed in 1994 and, since 1993, several agreements between Israel and Palestinian representatives have been signed. As of the date hereof, Israel has not entered into any peace agreement with Syria or Lebanon. There can be no assurance as to how the "peace process" will continue or what effect it may have upon the Company.

    Despite the progress towards peace between Israel, its Arab neighbors and the Palestinians, certain countries, companies and organizations continue to participate in a boycott of Israeli firms and others doing business in Israel or with Israeli companies. Although the Company is precluded from marketing its products to such countries, it believes that in the past the boycott has not had a material adverse effect on the Company. There can be no assurance that restrictive laws, policies or practices directed towards Israel or Israeli businesses will not have an adverse impact on the expansion of the Company's business.

    ARMY SERVICE. Generally, all male adult citizens and permanent residents of Israel under the age of 51 are, unless exempt, obligated to perform up to 39 days of military reserve duty annually. Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. Some of the Company's officers and employees are currently obligated to perform annual reserve duty. While the Company has operated effectively under these requirements since it began operations, no assessment can be made as to the full impact of such requirements on the Company's workforce or business if conditions should change, and no prediction can be made as to the effect on the Company of any expansion or reduction of such obligations.

    ECONOMIC CONDITIONS. Israel's economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early-to-mid 1980s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. The Israeli government has, for these and other reasons, intervened in all sectors of the economy by utilizing, among other means, fiscal and monetary policies, import duties, foreign currency restrictions and control of wages, prices and exchange rates. The Israeli government has periodically changed its policies in all these areas.

    ASSISTANCE FROM THE UNITED STATES. The State of Israel receives approximately $3 billion of annual grants for economic and military assistance from the United States and has received approximately $10 billion of United States Government loan guarantees, subject to reduction in certain circumstances. The United States Government loan guarantees were granted over a period of five years ($2 billion per annum) commencing in 1993. The Israeli economy could suffer material adverse consequences if such aid or guarantees are reduced significantly. There is no assurance that foreign aid from the United States will continue at or near amounts received in the past.

    TRADE AGREEMENTS. Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel is a signatory to the General Agreement on Tariffs and Trade, which provides for reciprocal lowering of trade barriers among its members. In addition, Israel has been granted preferences under the Generalized System of Preferences from the United States, Australia, Canada and Japan. These preferences allow Israel to export the products covered by such programs either duty-free or at reduced tariffs.

    Israel and the European Union concluded a Free Trade Agreement in July 1975 that confers certain advantages with respect to Israeli exports to most European countries and obligates Israel to lower its tariffs on imports from these countries over a number of years. In 1985, Israel and the United States entered into an agreement to establish a Free Trade Area ("FTA"). The FTA has eliminated all tariff and certain non-tariff barriers on most trade between the two countries. On January 1, 1993, an agreement between Israel and the EFTA, which includes Austria, Norway, Finland, Sweden, Switzerland, Iceland and

Liechtenstein, established a free-trade zone between Israel and the EFTA nations. In recent years, Israel has established commercial and trade relations with a number of other nations, including Russia, China and nations in Eastern Europe, with which Israel has not previously had such relations.

    ITEM 2. DESCRIPTION OF PROPERTY

    Robomatix's executive offices are located in a facility at 9 Hataasiya Street, Ra'anana 43100, Israel. Since July 1998, the Company has leased these facilities for monthly rent of approximately $6,000 (in Israeli currency, linked to the exchange rate of the dollar). Robomatix and the lessor each have the right to terminate the lease upon giving three months' written notice subject to certain contractual pre-conditions. Robomatix sub-lets most of the building under similar conditions.

    Robomatix believes that the above facilities, which are approximately 750 square meters in area, are more than adequate to serve its needs for the foreseeable future.

    ITEM 3. LEGAL PROCEEDINGS

    1) A U.S. patent infringement action has been asserted by a U.S. company named Fanuc, Inc. against Robomatix's Modulaser product. The Modulaser is Robomatix's stand-alone, multi-purpose laser cutting and welding system for applications in two dimensions (e.g.--flat-plates) and three dimensions (e.g.-- shaped parts). Robomatix has taken the position that no basis exists for an infringement claim. There have been periodic discussions on this matter over the last five years, but no lawsuit has been filed against Robomatix. If a suit were brought and a successful judgment was entered against Robomatix, management does not believe such a judgment would have a material adverse effect on Robomatix's financial statements. Management further believes that a similar product with the same technological capabilities as the Modulaser could be developed and competitively marketed utilizing technologies available to Robomatix other than those covered by the U.S. patent cited above.

    2) Counsel for General Motors has brought to Robomatix's attention the existence of litigation by Jerome Lemelson against General Motors, Ford and Chrysler based on, among other things, U.S. patents. Although Robomatix is not a party to this litigation, if judgment were to be entered in favor of Mr. Lemelson, General Motors could make a claim for indemnity against Robomatix for its equipment that General Motors uses. The outcome of the Lemelson claims against the automakers named above is uncertain. However, management of Robomatix believes that it is not likely that judgment in favor of Mr. Lemelson would have a material adverse effect on Robomatix's financial statements.

    3) In early 1999, Robomatix sued a former employee for breach of confidence and operating in conflict of interest during the term and subsequent termination of his employment with Robomatix. The former employee filed a counter claim in the amount of $120,000 with respect to unpaid commissions and other moneys allegedly due to him. In the opinion of Robomatix's management, the former employee's claim is unfounded and without factual base and cannot, therefore, have a material adverse effect on Robomatix's financial statements.

    ITEM 4. CONTROL OF REGISTRANT

    The following table sets forth, as of July 1, 1999, the number of shares owned beneficially by (i) all shareholders known to Robomatix to beneficially own more than ten percent (10%) of Robomatix's shares and (ii) all directors and officers as a group. Each shareholder's address is c/o Focus Capital Group Limited ("Focus Capital"), 1 Hashikma Street, Savyon, Israel.

                                                         NUMBER OF         NUMBER OF                    PERCENT OF
                                                         ORDINARY           OPTIONS                        TOTAL
                                                          SHARES          EXERCISABLE     PERCENT OF    SHARES AND
                                                       BENEFICIALLY          WITHIN          TOTAL      EXERCISABLE
NAME                                                       OWNED        SIXTY (60) DAYS    SHARES**     OPTIONS***
---------------------------------------------------  -----------------  ----------------  -----------  -------------
Manderman Heinrich                                        1,260,725*          100,000          26.42%        26.60%
Meir Arnon through Focus Capital and Avikam Leef          1,260,725           100,000****      26.42%        26.60%
Meir Arnon through Focus Capital                            110,000                             2.30%         2.15%
All directors and officers as a group*****                                    143,174             --          2.80%

------------------------

    * Pursuant to a certain agreement by and among Focus Capital, Avikam Leef and Heinrich Manderman, the voting rights attached to those shares were assigned from Heinrich Manderman to Focus Capital and Avikam Leef.

    ** Percentages in this column are based on four million seven hundred and seventy two thousand, four hundred and seventy six (4,772,476) Ordinary Shares outstanding as of July 1, 1999.

    *** Percentages in this column are based on four million seven hundred and seventy two thousand, four hundred and seventy six (4,772,476) Ordinary Shares outstanding as of July 1, 1999 plus such number of Ordinary Shares as the indicated person or group had the right to receive upon the exercise of options which are exercisable within sixty (60) days of July 1, 1999.

    **** These options are to be transferred to Focus Capital and Avikam Leef pursuant to an agreement between Focus Capital and Avikam Leef and Heinrich Manderman.

    ***** This number does not include shares which may have been purchased by former officers.

    ITEM 5. NATURE OF TRADING MARKET

    After completion of the IPO, the Company's Ordinary Shares (the "shares") were traded on the NASDAQ National Market (under the symbol "RBMXF") and on the Pacific Stock Exchange (under the symbol "RBMXF"). Prior to 1994, there was no market for the Company's shares.

    In late 1994, the Company was notified that its shares had been delisted by both NASDAQ and the Pacific Stock Exchange for failure to maintain the minimum capital and surplus as required by its respective regulations. Since then, the shares have been traded in the over-the-counter market through the Bulletin Board. There is no non-United States trading market for such securities.

    The following table sets forth the approximate high and low sales prices of the shares for each calendar quarter of both 1997 and 1998 and the first two quarters of 1999 (in U.S. dollars):

1997                                                                HIGH        LOW
                                                                  ---------  ---------
First Quarter...................................................       0.75       0.12
Second Quarter..................................................       0.62       0.06
Third Quarter...................................................       0.82       0.12
Fourth Quarter..................................................       0.51       0.06

1998
First Quarter...................................................       0.40       0.12
Second Quarter..................................................       0.40       0.06
Third Quarter...................................................       0.31       0.19
Fourth Quarter..................................................       0.44       0.13

1999
First Quarter...................................................       0.41       0.25
Second Quarter..................................................       0.19       0.13

    As of July 1, 1999, there were 487 shareholders of record, of whom 51.8% were registered with United States mailing addresses.

    ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

    Under current Israeli regulations non-residents of Israel who purchase the Ordinary Shares of Robomatix with non-Israeli currencies will be able to convert dividends (if any) on these securities, and any amounts payable upon the dissolution, liquidation or winding up of the affairs of Robomatix, less any applicable taxes, as well as the proceeds of any sale of the Ordinary Shares of Robomatix, into freely repatriable foreign currency at the rate of exchange prevailing at time of conversion, provided all taxes were paid or withheld.

    Non-residents of Israel may freely hold and trade the Ordinary Shares of Robomatix pursuant to existing Israeli regulations. The laws of the State of Israel do not restrict in any way the ownership or voting of Ordinary Shares by non-residents, except that such restrictions may exist with respect to citizens of countries which are in a state of war with Israel. Israeli residents are allowed to purchase the Ordinary Shares of Robomatix.

    ITEM 7. TAXATION

ISRAEL TAXATION

    The following discussion represents a summary of the material Israeli tax laws affecting the Company and its shareholders, including U.S. and other non-Israeli shareholders. To the extent that the discussion is based on legislation yet to be judicially or administratively interpreted, there can be no assurance that the views expressed herein will accord with any such interpretation in the future. This discussion is for general information only and is not intended, and should not be construed, as legal or professional tax advice, and does not cover all possible tax considerations. Accordingly, each investor should consult his or her own tax advisor as to the particular tax consequences of an investment in the Ordinary Shares including the effects of applicable Israeli, foreign or other laws and possible changes in the tax laws.

GENERAL CORPORATE TAX STRUCTURE

    Israeli companies are generally subject to "Company Tax" at the rate of 36% of taxable income, such rate having become effective on January 1, 1996.

TAXATION UNDER INFLATIONARY CONDITIONS

    The Income Tax Law (Inflationary Adjustments), 1985 (the "Inflationary Adjustments Law") is intended to neutralize the erosion of capital investments in business and to prevent tax benefits resulting from deduction of inflationary expenses. This law applies a supplementary set of inflationary adjustments to the normal taxable profits computed under regular historical cost principles. The Company is taxed under this law.

    Under the Inflationary Adjustments Law, results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI. In addition, subject to certain limitations, depreciation of fixed assets and losses carried forward are adjusted for inflation on the basis of changes in the Israeli CPI.

    The salient features of the Inflationary Adjustments Law are as follows: (a) A special tax adjustment for the preservation of equity whereby certain corporate assets are classified broadly into Fixed (inflation resistant) Assets and Non-Fixed (soft) Assets. Where a company's equity, as defined in such law, exceeds the depreciated cost of Fixed Assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on such excess is allowed (up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis without limit). If the depreciated cost of Fixed Assets exceeds a company's equity, then such excess multiplied by the applicable annual rate of inflation on such excess is allowed (up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis without limit). If the depreciated cost of Fixed Assets exceeds a company's equity, then such excess multiplied by the applicable annual rate of inflation is added to taxable income. (b) Subject to certain limitations, depreciation deductions on Fixed Assets and losses carried forward are adjusted for inflation based on the increase in the Israeli CPI (from the beginning of the 1982 fiscal year, and as of the 1985 fiscal year, with respect to equipment). (c) Gains on the sale and the increase in value of certain traded securities during the tax year are taxable in certain circumstances, even if such gains have not been realized. However, dealers in securities are subject to the regular tax rules applicable to business income in Israel.

    Under the Inflationary Adjustments Law, if the percentage of a Company's share capital held by foreign shareholders exceeds 25%, the Company may elect to be taxed based on dollar books of account rather than on changes in the Israeli CPI as described above.

    Under a recent amendment to the Inflationary Adjustments Law, non-Israeli corporations might be subject to Israeli taxes on the sale of traded shares in an Israeli company.

CAPITAL GAINS TAX

    Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between the "Real Gain" and the "Inflationary Surplus." The law distinguishes between the real gain and the inflationary surplus. The Real Gain is the excess of the total capital gain over the Inflationary Surplus, computed on the basis of the increase in the Israeli CPI between the date of purchase and the date of sale. The Inflationary Surplus accumulated from and after December 31, 1993 is exempt from any capital gains tax, while the Real Gain is added to ordinary income, which is taxed at ordinary rates of 30% to 50% for individuals and 36% for corporations. Under current law, sales of the Ordinary Shares of Robomatix are exempt from Israeli capital gains as long as
(i) they are quoted on the NASDAQ National Market or listed on a stock exchange recognized by the Israeli Ministry of Finance and (ii) Robomatix qualifies as an

Industrial Company (see below). Notwithstanding the foregoing, dealers in securities in Israel are taxed at regular tax rates applicable to business income.

    According to the Law for the Encouragement of Industry (Taxes), 1969 (the "Industry Encouragement Law"), an "Industrial Company" is a company resident in Israel, at least 90% of the income of which, in any tax year, determined in Israeli currency (exclusive of income from defense loans, capital gains, interest and dividends), is derived from an "Industrial Enterprise" owned by it. An "Industrial Enterprise" is defined as an enterprise whose major activity in a given tax year is industrial production activity.

    Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. It appears that Robomatix will no longer meet the requirements to qualify as an "Industrial Company" or an "Industrial Holding Company" and Israeli resident holders of Robomatix shares will no longer be entitled to the tax benefits under the Industry Encouragement Law. Thus, Israeli resident holders of Robomatix shares must pay capital gains tax upon sale of their shares.

LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959 (THE "INVESTMENT LAW")

    The Investment Law provides that a capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Commerce of the State of Israel (the "Investment Center"), be designated as an approved enterprise. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources and its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific approved enterprise.

    Taxable income of a company derived from an approved enterprise designated as such after July 30, 1978 is subject to Company Tax at the maximum rate of 25% (rather than 36% as stated above) for the "Benefit Period." The Benefit Period is seven years commencing with the year in which the approved enterprise first generated taxable income (limited to 12 years from commencement of production or 14 years from the year of receipt of approval, whichever is earlier) and, under certain circumstances (as further detailed below), extending to a maximum of ten years from the commencement date of the Benefit Period. In the event a company is operating under more than one approval or that its capital investments are only partly approved (a "Mixed Enterprise"), its effective Company Tax rate is the result of a weighted combination of the various applicable rates.

    Robomatix and one of its Israeli subsidiaries--Robomatix (Israel) Ltd. ("Robomatix Israel")--have been granted "approved enterprise" status for most of their production facilities. Two thirds of the investment in the "approved enterprises" were financed by state-guaranteed loans. The state-guaranteed loan agreements include certain restrictive covenants, inter alia, with respect to distribution of profits.

    Robomatix and Robomatix Israel are still entitled to certain tax benefits with respect to income derived from the "approved" portion of their production facilities. The period of benefits for the approved enterprises has not yet commenced, but it is restricted. Considering the operating results of Robomatix and Robomatix Israel and the restructuring of the business of the Company, it is doubtful that these companies will be entitled to the tax benefits following such restructuring.

    See Note 12(a) to the Consolidated Financial Statement.

DIVIDENDS

    Dividend distributions by one Israeli corporation to another Israeli corporation out of earnings not attributed to an approved enterprise are generally not subject to taxation. Dividends paid to individuals and foreign corporations out of earnings not attributed to an approved enterprise are taxed at 25%. Dividends attributed to earnings from an approved enterprise are taxed at 15%. The tax paid on dividends is withheld at the source. The above tax rates may be reduced pursuant to specific rulings or an applicable tax treaty.

U.S.-ISRAEL TAX TREATY

    Pursuant to the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the "U.S.-Israel Tax Treaty"), the sale, exchange or disposition of Ordinary Shares of an Israeli company by a person who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and who is entitled to claim those benefits ("Treaty U.S. Resident") will not be subject to the Israeli capital gains tax unless this Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting power of Robomatix during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions. A sale, exchange or disposition of Ordinary Shares by a Treaty U.S. Resident who holds, directly or indirectly, shares representing 10% or more of the voting power of Robomatix at any time during such preceding 12-month period would be subject to the Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.

TAXATION OF NON-RESIDENTS

    Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel or received in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares (stock dividends), income tax at the rate of 25% (12.5% if the non-resident is a corporation and holds 10% of Robomatix's voting power and 15% for dividends generated by an approved enterprise) is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of Ordinary Shares who is a Treaty U.S. Resident will be 25%. However, under the Investment Law, dividends generated by an approved enterprise are taxed at the rate of 15%. The tax withheld at source is the final tax in Israel on dividends for non-resident individuals and corporations and for individual Israeli residents.

    Subject to compliance with certain procedures, an exemption is available from the payment of income tax on the receipt of cash dividends from the Company by provident funds or institutions which are charities, religious, health, educational or other such institutions, which qualify as such under Israeli law and which are exempt from the payment of such taxes pursuant to the provisions of the tax laws of their countries of residence.

    A nonresident of Israel who has earned passive income derived from sources in Israel, from which tax was withheld at source and which constitutes income from interest, dividends or royalties, is generally exempt from the duty to file an Israeli tax return with respect to such income, unless such income was from a business carried on by the nonresident within Israel.

    United States taxpayers will generally have the option of claiming the amount of any Israeli income taxes withheld at the source as either a deduction from gross income or as a credit against Federal income tax liability, subject to detailed rules contained in United States tax legislation. At present, no estate or gift taxes are imposed under Israeli law.

    For information with respect to the applicability of Israeli capital gains taxes on the sale of Ordinary Shares by United States residents, see "--Capital Gains Tax," above.

UNITED STATES FEDERAL INCOME TAXATION

    The following summary describes certain material federal income tax consequences arising from the purchase, ownership and disposition of the Shares. This summary is not a complete analysis or description of all potential U.S. federal income tax consequences to U.S. Holders (as defined below) and does not address foreign, state, local or other tax consequences. Furthermore, estate and gift tax consequences are not discussed herein. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed United States Treasury Regulations promulgated thereunder, and the administrative and judicial interpretations thereof, all as is in effect on the date of this Annual Report. The consequences to any particular investor may differ from those described below by reason of that investor's particular circumstances. This summary does not address the considerations that may be applicable to (a) particular classes of taxpayers, including financial institutions, insurance companies, small business investment companies, mutual funds, S corporations, broker-dealers and tax-exempt organizations, (b) holders with a "functional currency" other than the U.S. dollar or (c) holders of 10% or more of the total combined voting power of Robomatix's shares. This summary is addressed only to holders who are U.S. citizens, individuals resident in the United States for purposes of U.S. federal income tax, corporations, partnerships or other entities created or organized under the laws of the United States or any political subdivision thereof, estates the income of which is subject to U.S. federal income taxation regardless of its source, trusts if (i) a U.S. court can exercise primary supervision over the administration of such trust and (ii) one or more U.S. fiduciaries have the authority to control all of the substantial interests of such trust, or a shareholder that is otherwise subject to U.S. federal income taxation on a net income basis in respect of income realized by reason of holding shares ("U.S. Holders").

    TREATMENT OF DISTRIBUTIONS. For U.S. federal income tax purposes, gross distributions (including the amount of any Israeli taxes withheld therefrom) paid to a U.S Holder with respect to Ordinary Shares will be included as ordinary income to the extent made out of current and accumulated earnings and profits of the Company, as determined based on U.S. tax principles, at the time the distributions are received by the holder. Such distributions will be treated as foreign source dividend income and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under
Section 243 of the Code. Any Israeli withholding tax imposed on dividends will be a foreign income tax and will therefore be eligible for credit against such U.S. Holder's U.S. federal income tax liability, subject to certain limitations set out in the Code (or, alternatively, for deduction against income in determining such tax liability). The limitations set out in the Code with respect to foreign tax credits include, among others, computation rules under which foreign tax credits allowable with respect to foreign tax credits include, among others, computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each class of income. Foreign income taxes exceeding the credit limitation for the year of payment or accrual can be carried back for two taxable years and forward for five taxable years, in order to reduce U.S. federal income taxes, subject to the credit limitations applicable to each of such years and other restrictions, including a limitation on the use of the credit in any taxable year to reduce not more than 90% of the liability for the U.S. individual and corporate alternative minimum tax. Special rules apply for purposes of determining the amount of the dividend paid and the foreign tax credit available to a U.S. corporation which owns 10% or more of the total combined voting power of all shares of Company voting stock.

    Dividends paid in New Israeli Shekels will be included in income in a U.S. dollar amount based on the exchange rate at the time of their receipt. U.S. Holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any received as a dividend which are converted into U.S. dollars on a date subsequent to receipt.

    Distributions in excess of the Company's current and accumulated earnings and profits (as determined based on U.S. tax principles) are treated as a non-taxable return of basis to the extent thereof (thus increasing the amount of gain, or reducing the amount of loss, which may be realized by a holder upon a sale or exchange of Ordinary Shares as described below). The amount of any distribution which exceeds a holder's basis in Ordinary Shares will be treated as a gain from the sale of Ordinary Shares.

    DISPOSITIONS. A U.S. Holder will recognize gain or loss for U.S federal income tax purposes upon the sale or other disposition of Ordinary Shares in an amount equal to the difference between the amount realized and the U.S. Holder's adjusted tax basis in such Ordinary Shares. Such gain or loss will be capital gain or loss if the Ordinary Shares are a capital asset in the hands of the U.S. Holder and will be long-term capital gain or loss if the Ordinary Shares have been held for more than one year. Any gain recognized on the sale or other disposition of Ordinary Shares will generally be U.S. source income. However, pursuant to the U.S.-Israel Tax Treaty, such gain may be foreign source income in certain circumstances. Under current law, the source of any loss on the sale, exchange or other disposition of Ordinary Shares is uncertain. Under proposed regulations, which may be applied retroactively, such loss may be allocated against foreign source income. Any capital loss realized upon sale, exchange or other disposition of Ordinary Shares is generally deductible only against capital gains and not against ordinary income, except that in the case of non-corporate taxpayers, a capital loss is deductible only to the extent of capital gains plus ordinary income of up to $3,000. If the amount realized on a sale or exchange is not denominated in U.S. dollars, the amount realized will be equal to the U.S. dollar value thereof, determined at the spot rate on the date of the sale or exchange.

    TAX STATUS OF THE COMPANY FOR U.S. FEDERAL INCOME TAX PURPOSES

    FOREIGN PERSONAL HOLDING COMPANIES. A non-U.S. corporation will be classified as a foreign personal holding company (an "FPHC") for U.S. federal income tax purposes if both of the two following tests are satisfied: (i) five or fewer individuals who are U.S. citizens or residents own or are deemed to own (under certain attribution rules) more than 50% of all classes of the corporation's stock measured by voting power or value and (ii) the corporation receives at least 60% (50% in later years) of its gross income (regardless of source), as specifically adjusted, from certain passive sources.

    The Company does not believe that it currently satisfies the FPHC tests and intends to manage its affairs so as to avoid becoming a FPHC, to the extent consistent with the Company's business goals. If the Company were classified as an FPHC, a portion of its "undistributed foreign personal holding company income" (as defined for U.S. federal income tax purposes) would be imputed to all of its shareholders who are U.S. Holders on the last taxable day of the Company's taxable year, or, if earlier, the last day on which it is classified as an FPHC. Such income would be taxable as a dividend, even if no cash dividend were actually paid. U.S. Holders who dispose of their Ordinary Shares prior to such date would not be subject to tax under these rules. In addition, in such case, upon the death of any U.S. Holder, such holder's estate would not be entitled to a step-up in basis of Ordinary Shares which might otherwise be available under U.S. income tax laws. In such case, the basis of the Ordinary Shares would be the lower of the basis in the hands of the U.S. Holder or the fair market value of the Ordinary Shares at the date of the U.S. Holder's death. If the Company were a FPHC, it would not be susceptible to taxation as a "personal holding company" as described below.

    PERSONAL HOLDING COMPANIES. A non-U.S. corporation that is not a FPHC may be classified as a personal holding company (a "PHC") for U.S. federal income tax purposes if both of the following two tests are satisfied: (i) if at any time during the last half of the corporation's taxable year, five or fewer individuals (without regard to their citizenship or residency) own or are deemed to own (under certain arbitration rules) more than 50% of the stock of the corporation by value and (ii) such non-U.S. corporation receives 60% or more of its U.S. related gross income, as specifically adjusted, from certain passive sources such as royalty payments. Such a corporation is taxed on certain of its undistributed U.S. source income (including certain types of foreign source income which are effectively connected with the conduct of a U.S. trade or business) to the extent amounts at least equal to such income are not distributed to shareholders.

    The Company does not believe that it currently satisfies the PHC tests and intends to manage its affairs so as to avoid becoming a PHC, to the extent consistent with its business goals.

    PASSIVE FOREIGN INVESTMENT COMPANIES. A non-U.S. corporation will be classified as a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes if it satisfies either of the following two tests: (i) 75% or more of its gross income is passive income or (ii) on average for the taxable year 50% or more (by value or, if the corporation so elects or if the corporation is a "controlled foreign corporation," by adjusted basis) of its assets produce or are held for the production of passive income.

    The Company may satisfy the tests for PFIC status. If the Company were a PFIC for any taxable year, and if the "qualified electing fund" election described below were not made, U.S. Holders would be required to pay an interest charge together with tax calculated at maximum ordinary income rates in effect for such years on certain "excess distributions" (defined to include gain on a sale or other disposition of Ordinary Shares) as if the distribution or gain had been recognized ratably over the taxpayer's holding period for the Ordinary Shares after which the Company became a PFIC. The excess distributions allocated to the current year and to any year prior to the corporation becoming a PFIC are taxed at ordinary income rates for the current year. Additionally, if the Company were to become a PFIC, U.S. Holders who acquire Ordinary Shares from decedents would be denied the normally available step-up of income tax basis for such Ordinary Shares to fair market value at the date of death and instead would have a tax basis equal to the decedent's. The foregoing notwithstanding, if the Company were a PFIC and if a "qualified electing fund" ("QEF") election were made by a U.S. Holder for all taxable years that such holder has held the Ordinary Shares and the Company was a PFIC, distributions and gain would not be deemed to have been recognized ratably over the taxpayer's holding period or subject to an interest charge, gain on the sale of Ordinary Shares would be characterized as capital gain and the denial of basic step-up at death described above would not apply. Instead, a shareholder of a QEF is required for each taxable year to include in income a PRO RATA share of the ordinary earnings of the QEF as ordinary income and a PRO RATA share of the net capital gain of the QEF as long-term capital gain, regardless of whether the Company has distributed such earnings or gain.

    The Company will notify U.S. Holders in the event that it concludes that it will be treated as a PFIC for any taxable year to enable U.S. Holders to consider whether to make a QEF election. In addition, the Company will comply with the applicable information reporting requirements for U.S. Holders to make a QEF election. If the Company were a PFIC, it would not be susceptible to taxation as a PHC as described above.

    CONTROLLED FOREIGN CORPORATION. If more than 50% of the voting power of all classes of shares or the total value of the shares of the Company is owned, directly or indirectly, by U.S. shareholders, each of which owns at least 10% of the Company's voting stock, the Company will be treated as a "controlled foreign corporation" (a "CFC"). If the Company is a CFC, certain of its income, including certain passive income and income from sales or other transactions with affiliated parties, may be included in the income of U.S. shareholders regardless of whether any distributions are made. The Company does not anticipate that it will be treated as a CFC.

    INFORMATION REPORTING AND BACKUP WITHHOLDING. U.S. Holders are generally subject to information reporting requirements with respect to dividends and the proceeds of the disposition of all or a part of an Ordinary Share. Under the Code, a U.S. Holder of an Ordinary Share may be subject, under certain circumstances, to "backup withholding" at a 31% rate on cash payments in the United States of the proceeds of disposition of all or part of an Ordinary Share. Under proposed regulations, dividends paid in the United States would also be subject to back-up withholding. Backup withholding will apply only if a U.S. Holder (i) fails to furnish its social security or other taxpayer identification number ("TIN") within a reasonable time after the request therefor, (ii) furnishes an incorrect TIN, (iii) is notified by the IRS that it has failed to properly report payments of interest and dividends or (iv) under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the Internal Revenue Service ("IRS") that it is subject to backup withholding for failure to report interest and dividend payments. U.S. Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption if applicable. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such holder's federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS.

ITEM 8. SELECTED FINANCIAL DATA

    The following selected financial data as of December 31, 1994, 1995, 1996, 1997 and 1998 and for each of the five years in the period ended December 31, 1998 have been derived from, and should be read in conjunction with, the Company's Consolidated Financial Statements and Notes thereto, as well with "Item 9" of this Annual Report.

STATEMENT OF OPERATIONS DATA

                                                                      ALL DATA IN THOUSANDS (EXCEPT PER SHARE DATA)
                                                                                 YEAR ENDED DECEMBER 31,
                                                                  -----------------------------------------------------
                                                                    1994       1995       1996       1997       1998
                                                                  ---------  ---------  ---------  ---------  ---------
Revenues........................................................  $   6,081  $  10,169  $   5,645  $   1,695  $     449
Gross profit (Excess of cost of revenues over revenues).........       (640)     2,125      1,498       (339)      (330)
Research and development expenses, net..........................      2,179      2,110      2,117      1,091      1,226
Selling, general and administrative expenses, net...............      5,837      5,036      3,860      1,046      1,028
Operating (loss)................................................     (8,656)    (5,021)    (4,479)    (2,476)    (2,584)
Financial expenses, net.........................................       (754)    (1,473)    (2,421)    (2,049)      (247)
Other income (expenses).........................................         --         --      1,464      7,933     (1,063)
Extraordinary item--waiver of loans under debt restructuring
  agreement.....................................................         --         --         --         --      9,803
Net income (loss)...............................................     (9,566)    (7,489)    (6,521)     1,979      5,909
Earnings (Loss) per share.......................................      (2.28)     (1.76)     (1.37)      0.41       1.24
Weighted average number of shares outstanding...................      4,192      4,250      4,746      4,772      4,772

BALANCE SHEET DATA

                                                                               ALL DATA IN THOUSANDS
                                                                                    DECEMBER 31,
                                                              --------------------------------------------------------
                                                                1994        1995        1996        1997       1998
                                                              ---------  ----------  ----------  ----------  ---------
Working capital.............................................  ($  5,673) $  (13,910) $  (19,657) $  (18,950) $  (5,583)
Total assets................................................      9,614       7,416       2,994       5,577      2,063
Short-term loans............................................      6,567      14,007      18,529      20,363      6,187
Long-term loans.............................................      2,900         910         370         165         --
Capital deficiency..........................................     (5,524)    (12,933)    (18,949)    (16,970)    (5,326)

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

    This Annual Report contains forward-looking statements that are subject to risks and uncertainties. The Company's actual results could differ materially from those discussed in this Annual Report. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below, as well as those discussed elsewhere in this Annual Report. The Company undertakes no obligation to disclose publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. This Annual Report should be read in conjunction with the Consolidated Financial Statements.

    Israeli companies, such as Robomatix and its Israeli subsidiaries, are generally subject to income tax at the corporate rate of 36%. However, the Company is eligible for certain tax benefits which should result in its income being taxed at a significantly lower rate for some time after it begins to report taxable income and exhausts its net operating loss carryforwards, See"--Effective Corporate Tax Rate."

OVERVIEW

    Robomatix, an Israeli company, has undergone a significant metamorphosis in its business since the end of 1994. In 1996 and 1997, Robomatix changed its internal structure, culminating in a significant restructuring of its business in 1998. Currently, Robomatix is assessing new business opportunities and examining the possibility of investing in different industries, with a preference for making an investment in technology.

    In 1996, Robomatix and its subsidiaries (except two Israeli subsidiaries--Associative Computing Ltd. and D.D.I.S. Israel Ltd.--which were then in the development stage, see below) operated in one business segment--the design, development, manufacture, marketing and support of standard and customized systems. These systems employed proprietary computer software to integrate and control diverse combinations of robotics, laser, ultrasound, imaging and vision technologies, which offer solution systems for laser cutting, measurement and inspection in aerospace, automotive and metal industries. These comprehensive, automated systems offered flexible manufacturing capabilities and on-line quality assurance.

    By the end of 1996, this business activity was drastically reduced. This reduction resulted primarily from the sale in 1996 of the U.S. subsidiary's (Robomatix, Inc.) assets and activities relating to the Robotics Unit for a purchase price of $1,337,500 and assumption by the purchaser of liabilities in the amount of $575,000. In this transaction, Robomatix granted the purchaser (Utica CAD/CAM, Inc.) the exclusive right to manufacture and market the products of the Robotics Unit (other than the Laserobot and the Modulaser) in the United States and the non-exclusive right to do so in the Far East. In 1997 and 1998, Robomatix was engaged solely in providing service for systems sold by the Company and its subsidiaries in previous years.

    By the end of 1996, one of the Israeli subsidiaries (D.D.I.S. Israel Ltd.), which was under development, commenced production and sale in the United States of large glass substrate for the flat panel industry. In 1997, the sales made by D.D.I.S. Israel Ltd. ("D.D.I.S.") constituted the major part of the revenues presented in the statements of income (loss). In November 1997, Robomatix sold its holding in D.D.I.S. to a U.S. corporation (Soquel Group LLC) for $8.6 million. Robomatix is no longer involved in this industry.

    In October 1998, Focus Capital Group Ltd. ("Focus Capital") and Avikam Leef purchased control of Robomatix from the former controlling shareholder, Heinrich Manderman, in order to restructure and rehabilitate Robomatix. Following the change of control, Focus Capital and Avikam Leef began rehabilitation of the Company by implementing the agreement with Browne & Sharpe Surface Inspection Systems, Inc. ("Brown & Sharpe"), the sale of assets by an Israeli subsidiary and restructuring of the Company's debt (described below). Upon completion of the debt restructuring agreement (described below), Robomatix will be able to focus on examination of possible new fields of business for the Company.

    In June 1998, Robomatix entered into a purchase agreement with Soquel Group LLC ("Soquel"), pursuant to which Robomatix agreed to sell to Soquel substantially all of the assets of D.D.I.S. During 1998, Soquel could not meet the payment schedule agreed to under the purchase agreement, which payment schedule was secured by a lien on the assets being transferred to Soquel. In June 1999, Robomatix reached an agreement with Brown & Sharpe, a third party acquirer. Under this agreement, Brown & Sharpe bought the D.D.I.S. assets from Soquel for $1,190,000, payable immediately to the Company. In addition, Brown & Sharpe is obligated to pay royalties to the Company at the rate of 1% of its total sales of products incorporating the Black Beam technology (developed by D.D.I.S. Israel Ltd. and Display Inspection Systems, Inc.) for a period of five
(5) years commencing in September 1999. Robomatix wrote off $995,000 of the original price that remains uncollected under the agreement with Brown & Sharpe.

    In 1998, the other Israeli subsidiary (Associative Computing Ltd.) which was in the development stage, commenced production and initial sales of an associative parallel processor which permits parallel image processing of color images for the video and multivideo industry. Commencing in the last quarter of 1997, Associative Computing Ltd.'s activities constituted the majority of the consolidated activities of the Company. In February 1999, Associative Computing Ltd. sold most of its assets and activities to a U.S. company (NeoMagic Corporation) for $5 million in cash and warrants to acquire 100,000 Ordinary Shares of NeoMagic Corporation at an exercise price of $20 per share which will be exercisable for a period of five years. The proceeds from this sale were used to discharge bank debt as described immediately below. Since then, the subsidiary has not been engaged in any activities in this or any industry.

    The Company implemented a debt restructuring agreement with their major creditor banks, in cooperation with the Government of Israel, which guarantees part of the loans, and with the Company's former controlling shareholder, with respect to loans made by him and a company under his control. Under the terms of that agreement, the banks received an aggregate payment of $4.5 million in February 1999 and will receive 991,376 warrants, each of which is exercisable for one Robomatix share, for $2.00, over a five year period commencing March 1, 1999. This restructuring satisfies the entire outstanding debt balance of approximately $14,414,000, which includes loans guaranteed by the Government of Israel and with the said banks. The former controlling shareholder is to receive 2,249,893 warrants on the same terms and conditions as those warrants that will be issued to the banks, in satisfaction of the Company's outstanding debt obligations totaling approximately $5,624,000 owed to him and to the company under his control. There is a remaining outstanding debt of approximately $203,000 owed to the controlling shareholder and the company under his control by the subsidiary, Robomatix Europe GmbH (Germany).

    In March 1999, one of the Israeli subsidiaries (Robomatix (Israel) Ltd.) sold its holding in its U.K. subsidiary (Robomatix (UK) Ltd.) to the General Manager of the U.K. subsidiary, for one (1) pound sterling. The capital loss on this sale, considering waiver of the balance of the current account with the U.K. subsidiary as of the transaction date, is approximately $30,000 and it will be reflected in the statement of income for the first quarter of 1999. The former U.K. subsidiary shall keep providing services to existing customers in Europe, North America and the Far East. Robomatix (Israel) Ltd. will remain liable to Chinese and South African customers solely with respect to manufacturing defects and lack of spare parts.

    The change of control in Robomatix, the sale of its material assets, the cessation of its production and commercial activities and the restructuring of its debt has transformed Robomatix into a vehicle which management intends to use for the acquisition of failing companies, particularly high-tech companies. Management intends to rehabilitate such companies and restructure them in order to reduce debt, focus on said companies' core business strengths, sell off unnecessary assets, and turn losses to profits. No formal business plan has been created or implemented but management is reviewing and studying different options with the intent of beginning operations in the near future.

    Robomatix was incorporated under the laws of the State of Israel in 1982 and conducted an initial public offering of its shares in January 1994. The Robomatix executive offices are located at 9 Ha'taasiya Street, Raanana Industrial Zone, 43100 Israel. The Company's telephone number in Israel is 972-9-748-6976.

RESULTS OF OPERATIONS

    The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of sales. It should be noted that the operations of the Company have been completely restructured and that the following financial data must be analyzed in light of the discussion of the management's intention with regard to the future business activities below, see--"Future Business Activities":

                                                                                         YEAR ENDED DECEMBER 31,
                                                                                     -------------------------------
                                                                                       1998       1997       1996
                                                                                     ---------  ---------  ---------
Revenues...........................................................................       100%       100%       100%
Cost of sales......................................................................       173%       120%        73%
Gross profit (excess of cost of revenue over revenue)..............................       (73%)      (20%)       27%
Operating expenses:
Research and development, net......................................................       273%        64%        38%
Sales and marketing................................................................        31%        23%        35%
General and administrative.........................................................       198%        38%        33%
Total operating expenses...........................................................       502%       125%       106%
Operating loss.....................................................................      (575%)     (145%)      (79%)
Financial expenses, net............................................................       (55%)     (121%)      (44%)
Other income (expenses)............................................................      (237%)      467%       259%
Share in losses of associated company..............................................                  (84%)      (20%)
Extraordinary item--waiver of loans under debt restructuring agreement                  2,183%
Net income (loss)                                                                       1,316%       117%      (116%)

    The following is the breakdown of revenues by geographical distribution for the years indicated:

                                                                                         1998       1997       1996
                                                                                       ---------  ---------  ---------
North America........................................................................       0.6%      73.1%      51.1%
Europe...............................................................................      34.5%      19.5%       8.0%
Israel...............................................................................      23.8%       0.2%       8.4%
Others...............................................................................      41.1%       7.2%      32.5%
Total................................................................................       100%       100%       100%

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997 AND YEAR ENDED DECEMBER 31, 1996

    REVENUES. Following the sale of all of Associative Computing Ltd.'s assets to a U.S. company in February of 1999, the Company no longer has current sales activities. Previous to the foregoing sale of assets the revenues decreased by 74% to $0.449 million in 1998 compared with $1.695 million in 1997 and $5.645 million in 1996.

    GROSS PROFIT (LOSS). Gross profit (loss) was approximately ($0.330) million, ($0.339) million, and $1.498 million in 1998, 1997 and 1996, respectively.

    RESEARCH AND DEVELOPMENT. Net research and development expenses were approximately $1.226 million, $1.091 million, and $2.117 million in 1998, 1997 and 1996, respectively.

    SALES AND MARKETING. Net sales and marketing expenses were approximately $0.141 million, $0.394 million, and $1.983 million in 1998, 1997 and 1996, respectively.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses were approximately $0.887 million, $0.652 million, and $1.887 million in 1998, 1997 and 1996, respectively.

    FINANCIAL EXPENSES. Financial expenses was approximately $0.247 million, $2.049 million, and $2.421 million in 1998, 1997 and 1996, respectively.

LIQUIDITY AND CAPITAL RESOURCES

    The following are major balance sheet items as a percentage of total assets at December 31, 1998, December 31, 1997 and December 31, 1996:

                                                                                           1998       1997       1996
                                                                                         ---------  ---------  ---------
Current assets.........................................................................        84%        60%        60%
Current liabilities....................................................................       355%       400%       717%
Fixed assets...........................................................................        16%        40%        50%
Long term liabilities..................................................................         3%         4%        16%
Capital Deficiency.....................................................................       258%       304%       633%

    Historically, the Company has financed its operations with cash flow from operations, loans from the Company's principal shareholder, private sales of the Company's capital stock, short-term credit facilities provided by Israeli banks, bank loans guaranteed by the State of Israel, project finance loans from Israeli banks, long-term loans from Israeli banks and private Israeli investors, grants from the Chief Scientist and short-term bridge financing obtained through non-Israeli investors. As of December 31, 1997, the Company had been awarded an aggregate of approximately $3.7 million in grants from the Chief Scientist (net of royalties paid or accrued), all of which had been received. See Note 10a to the Consolidated Financial Statements in Item 18.

    On January 12, 1994, the Company concluded the IPO. As a result of the IPO, 1,750,000 Ordinary Shares (approximately 36.7% of the Company's outstanding share capital) are publicly traded and the Company received net proceeds of approximately $10.2 million. Of the proceeds from the IPO, $7.1 million was applied to reduce or retire certain loan obligations of the Company. The remainder was applied to working capital.

    As of December 31, 1997, the Company's aggregate outstanding liabilities were approximately $22.547 million, of which approximately $22.311 million consisted of current liabilities. Of those current liabilities, $15.255 million constituted short term bank credit, see "Notes 7 and 9c to the Company's Consolidated Financial Statements"; $4.905 million constituted short term loans from the Company's principal shareholder, see "Item 13 and Note 13b to the Company's Consolidated Financial Statement"; $0.203 million constituted current maturities on long-term debt, see "Note 9 to the Company's Consolidated Financial Statements"; $0.551 million constituted trade credit; $1.289 million constituted miscellaneous liabilities such as payroll and related expenses, provision for vacation pay, provision for warranty and installation cost, etc., see "Note 13c to the Company's Consolidated Financial Statements"; and $0.108 million constituted customer advances.

    The Company's working capital deficit decreased from approximately $19,657 million on December 31, 1996 to approximately $18.950 million on December 31, 1997. The Company is currently in the process of implementing the re-structuring of its bank debt and government guaranteed loans in an attempt to remedy this situation.

    On December 31, 1997, the Company's cash and cash equivalents were $1.387 million, constituting an increase of approximately $0.247 million. During this period, the Company had a negative cash flow from operating activities of approximately $4.577 million.

    The Company's sale of D.D.I.S. Israel Ltd. ("D.D.I.S.") for approximately $8.6 million to Soquel Group LLC increased the Company's liquidity and helped carry the Associated Computing Unit through 1997 and part of 1998. During 1998, Soquel could not meet the payment schedule agreed to under the purchase agreement, which payment schedule was secured by a lien on the assets being transferred to Soquel. In June 1999, Robomatix reached an agreement with Brown & Sharpe, a third party acquirer. Under this agreement, Brown & Sharpe bought the D.D.I.S. assets from Soquel for $1,190,000, payable immediately to the Company. In addition, Brown & Sharpe is obligated to pay royalties to the Company at the rate of 1% of total sales of products incorporating the Black Beam technology (developed by D.D.I.S.

Israel Ltd. and Display Inspection Systems, Inc.) for a period of five (5) years commencing in September 1999. Robomatix wrote off $995,000 of the original price that remains uncollected under the agreement with Brown & Sharpe.

    In 1998, the other Israeli subsidiary (Associative Computing Ltd.) which was in the development stage, commenced production and initial sales of an associative parallel processor which permits parallel image processing of color images for the video and multivideo industry. Commencing in the last quarter of 1997, Associative Computing Ltd.'s activities constituted the majority of the consolidated activities of the Company. In February 1999, Associative Computing Ltd. sold most of its assets and activities to a U.S. company (NeoMagic Corporation) for $5 million in cash and warrants to acquire 100,000 Ordinary Shares of NeoMagic Corporation at an exercise price of $20 per share which will be exercisable for a period of five years. The proceeds from this sale were used to discharge bank debt as described immediately below. Since then, the subsidiary has not been engaged in any activities in this or any industry.

    The Company implemented a debt restructuring agreement with its major creditors banks, in cooperation with the Government of Israel, which guarantees part of the loans, and with the Company's former controlling shareholder, with respect to loans made by him and a company under his control. Under the terms of that agreement, the banks received an aggregate payment of $4.5 million in February 1999 and will receive 991,376 warrants, each of which is exercisable for one Robomatix share, for $2.00, over a five year period commencing March 1, 1999. This restructuring satisfies the entire outstanding debt balance of approximately $14,414,000, which includes loans guaranteed by the Government of Israel with the said banks. The former controlling shareholder is to receive 2,249,893 warrants on the same terms and conditions as those warrants that will be issued to the banks, in satisfaction of the Company's outstanding debt obligations totaling approximately $5,624,000 owed to him and to the company under his control. There is a remaining outstanding debt of approximately $203,000 owed to the controlling shareholder and the company under his control by the subsidiary, Robomatix Europe GmbH (Germany).

    In March 1999, one of the Israeli subsidiaries (Robomatix (Israel) Ltd.) sold its holding in its U.K. subsidiary (Robomatix (UK) Ltd.) to the General Manager of the U.K. subsidiary, for one (1) pound sterling. The capital loss on this sale, considering waiver of the balance of the current account with the U.K. subsidiary as of the transaction date, is approximately $30,000 and it will be reflected in the statement of income for the first quarter of 1999. The former U.K. subsidiary shall keep providing services to existing customers in Europe, North America and the Far East but Robomatix (Israel) Ltd. will remain liable to Chinese and South African customers solely with respect to manufacturing defects and lack of spare parts.

    As a consequence of the Company's serious financial difficulties, at the end of December 1994 the Company implemented a restructuring program designed to improve its financial condition. The status of the restructuring program as of July 1, 1999 is: (i) reduction of personnel levels to three employees to date;
(ii) purchase of a controlling shareholding in Robomatix by Focus Capital and Avikam Leef from the former controlling shareholder; (iii) negotiation and re-structuring of its bank and government guaranteed loans in order to improve the Company's debt structure; (iv) continuing supervision of the new management to oversee the implementation of a restructuring program, including the beginning of new business activities and improved management procedures; and (v) a sale of substantially all of the assets of the Company.

FUTURE BUSINESS ACTIVITIES

    Following the acquisition of control of Robomatix by Focus Capital and Avikam Leef from the former controlling shareholder, the new management has sold off the Company's material assets, terminated almost all of the Company's employees, restructured the Company's debt, as described below in "Items 12 and 13", and ceased all of the Company's previous commercial activities. Management's intent is to restructure the Company as a vehicle for the acquisition of failing companies, with a preference for high-tech companies, with the goal of rehabilitating such companies and restructuring them in order to reduce debt, focus on said companies' core business strengths, sell off unnecessary assets, and turn losses to profits.

IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS

    The dollar cost of the Company's operations in Israel is influenced by any increase in the rate of inflation in Israel is (or is not) offset (or is offset on a lagging basis) by the devaluation of the NIS in relation to the dollar. Inflation in Israel will have a negative effect on the profitability to the Company of contracts under which the Company is to receive payment in dollars or dollar-linked NIS while incurring expenses in NIS linked to the CPI, unless such inflation is offset by a devaluation of the NIS.

    In recent years, as inflation in Israel has exceeded the devaluation of the NIS against the dollar, the Company has experienced increases in the dollar cost of its operations in Israel. In 1996, the rate of inflation in Israel was 10.6% and the devaluation of the NIS against the dollar was 3.9%. Although this trend was reversed during 1997 and 1998 (when the rates of inflation were 7.0% and 8.6%, respectively, and the rate of devaluation was 8.8% and 17.6%, respectively), there can be no assurance that this reversal will continue or that the Company will not be materially adversely affected in the future if inflation in Israel continues to exceed the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind increases in inflation in Israel.

    A devaluation of the NIS in relation to the dollar would have the effect of decreasing the dollar value of any asset of the Company which consists of NIS or receivables payable in NIS (unless such receivables are linked to the dollar). Such a devaluation would also have the effect of reducing the dollar amount of any expenses or liabilities of the Company that are payable in NIS (unless such expenses or payables are linked to the dollar). Conversely, any increase in the value of the NIS in relation to the dollar will have the effect of increasing the dollar value of any unlinked NIS assets of the Company and the dollar amounts of any unlinked NIS liabilities and expenses of the Company.

    Because exchange rates between the NIS and the dollar fluctuate continuously (albeit with a historically declining trend in the value of the NIS), exchange rate fluctuations and especially larger periodic devaluations will have an impact on the Company's profitability and period-to-period comparisons of the Company's results. Such impact is recorded in the Company's financial statements as financial income or expense.

    The following table sets forth, for the periods indicated, certain information with respect to the rate of inflation in Israel and the rate of devaluation of the NIS in relation to the dollar.

                                                                         INFLATION     DEVALUATION
YEAR ENDED DECEMBER 31,                                                   RATE(1)        RATE(2)
----------------------------------------------------------------------  -----------  ---------------
1993..................................................................        11.2%           8.0%
1994..................................................................        14.4            1.1
1995..................................................................         8.1            3.9
1996..................................................................        10.6            3.7
1997..................................................................         7.0            8.8
1998..................................................................         8.6           17.6

------------------------

(1) The annual inflation rate for any given year is the percentage change in the CPI between December of the year indicated and December of the preceding year.

(2) Annual devaluation is the percentage increase in the value of the dollar in relation to the NIS during the period indicated.

YEAR 2000 COMPLIANCE

    The Company and its former customers may be affected by Year 2000 compliance issues. Significant uncertainty exists in the software industry concerning the potential consequences of the Year 2000 phenomenon. The effects of the Y2K issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure, which could affect an entity's ability to conduct normal business operations. Although the Company offered software products which were designed or had been modified to comply with the Year 2000 requirements, there can be no assurance that such software contains all necessary date code changes. The Company believes that a number of products which the Company used to sell and which are still currently used by customers are not Year 2000 compliant. Any material adverse impact on the Company's customers due to the Year 2000 issue could also have a material adverse effect on the financial condition of the Company.

EFFECTIVE CORPORATE TAX RATE

    Effective January 1, 1996, and thereafter, in general, Israeli companies are subject to "Company Tax" at the rate of 36% of taxable income. However, the effective tax rate payable by a company which derives income from an Approved Enterprise (as further discussed above in Item 7--"Taxation") may be considerably less.

    As a result of the net losses generated by the Company, approximately $40 million in net operating loss carry forwards are available for use by the Company. In addition, the Company's production facilities have been granted "Approved Enterprise" status under the Law for Encouragement of Capital Investments, 1959, and consequently, are eligible for certain tax benefits for the first several years in which they generate taxable income. See "Item 7--Taxation". Since the Company has incurred tax losses every year through 1996, the period for which tax benefits will be available has not yet commenced.

ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

    Robomatix does not use financial instruments for trading purposes and does not hold any derivative financial instruments which could expose Robomatix to significant market risk.

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

    The directors and executive officers of the Company and the key employees as of July 1, 1999 of its principal operating subsidiaries are as follows:

NAME                                                       AGE                            POSITION
-----------------------------------------------------      ---      -----------------------------------------------------

Meir Arnon...........................................          47   Chairman of the Board

Avikam Leef..........................................          48   Director

Heinrich Manderman...................................          76   General Manager, Robomatix Europe GmbH

Tamir Friedrich......................................          43   General Manager of Associative Computing Ltd. (as of
                                                                    March, 1997*)

Ariella Gnapp........................................          33   Comptroller

Yuval Zohar..........................................          37   Officer

    *Employment to terminate on or about August 28, 1999.

    MEIR ARNON has served as Chairman of the Board of the Company since October 1998. Mr. Arnon founded Focus Capital, a leading Israeli buyout and restructuring company, 10 years ago and currently serves as the Chairman of the Board and the CEO of Focus Capital. Mr. Arnon has personally initiated and executed all of Focus Capital's investment and M&A transactions, and directed each deal's restructuring and exit. Mr. Arnon has an MBA from INSEAD, and a B.Sc. from the Technion in Haifa, Israel.

    AVIKAM LEEF has served as a director of the Company since October 1998. Mr. Leef served as an outside consultant to Focus Capital since 1993 and became a manager of Focus Capital on April 1997.

Mr. Leef has an experience in restructuring companies in industries as diverse as media, communication and real estate. Mr. Leef spent four years as Chief Economist of Clal Industries Ltd. and one year as Senior Economic Consultant to Clal (Israel) Ltd. Mr. Leef held also several senior positions while working with the Bank of Israel for 7 years. Mr. Leef has been the CEO of Cubital Ltd. since March 1, 1999 and previously served as its General Manager. Mr. Leef has an undergraduate degree in economics and a graduate degree in business administration from the Hebrew University in Jerusalem.

    HEINRICH MANDERMAN Mr. Manderman is the sole or principal shareholder and President of each of a group of German companies that are engaged in various businesses utilizing lenses, cameras, optics and opto-mechanics, including Jos. Schneider Optische Werke Kreuznach GmbH, Schneider Feinwerktechnik GmbH and Beroflex GmbH. Mr. Manderman is also Vice President of the German-Israeli Trade Center.

    TAMIR FRIEDRICH joined Associative Computing Ltd. in March, 1997 as its Chief Executive Officer. Prior to joining Associative Computing, Mr. Friedrich held the position of Vice President of Engineering at Geoteck for approximately seven (7) years. Prior to joining Geotek, Mr. Friedrich held a variety of engineering and product development positions at Bogen USA, Fibronics Ltd. and Elbit Ltd. Mr. Friedrich holds a B.Sc. in Electrical Engineering from the Technion Israel Institute of Technology.

    YUVAL ZOHAR joined Robomatix on November 1998 and serves as a company officer. Prior to joining Robomatix, Mr. Zohar held positions at Focus Capital and at Evergreen Capital Markets Ltd., a leading Israeli investment banking and venture capital firm and local affiliate of US-based BancBoston Robertson Stephens. In addition, Mr. Zohar served as CEO of Data Automation Ltd. and has been primarily responsible for executing its restructuring. Mr. Zohar also was a lawyer with Rafael, Rabinowitz, Mehulal and Co., where he specialized in commercial and corporate law and was involved in a number of IPOs. Mr. Zohar has a B.A. in Economics and an L.L.B. from Tel Aviv University, is a member of the Israeli Bar Association and holds the rank of a major in the Israeli Air Force.

    ARIELLA GNAPP joined Robomatix in 1995 as Comptroller. Prior to joining Robomatix, Ms. Gnapp held positions at Bank Discount and at the Tel Aviv accounting firm of Raveh Ravid for a period of seven years. Ms. Gnapp graduated from Ben Gurion University in 1990 and became a qualified CPA in 1991.

    The Articles of Association of the Company provide that the Board of Directors shall consist of such number of Directors (not less than four nor more than nine) as may be fixed, from time to time, by ordinary resolution of the shareholders of the Company. Directors of the Company are elected at a general shareholders meeting to serve for a one-year term. There are currently only two directors serving on Robomatix's Board of Directors. Officers of the Company serve at the discretion of the Board of Directors. Directors may be removed at any time by a resolution of the shareholders.

    The Articles of Association provide that a director may appoint, by written notice to the Company, any individual (subject to the consent of the Board of Directors if such person is not a member of the Board of Directors) to serve as an alternate director. Any alternate director shall have all of the rights and obligations of the appointing director except the power to appoint an alternate for himself. Unless the period or scope of any such appointment is limited by the appointing director, such appointment is effective for all purposes and for a period of time concurrent with the term of the appointing director. Currently, no alternate directors have been appointed.

INDEPENDENT DIRECTORS

    Robomatix is subject to the provisions of the Israeli Companies Ordinance (New Version), 1983, as amended (the "Companies Ordinance"). Under a 1987 amendment to the Companies Ordinance, which became effective in July 1987 (the "Amendment"), Israeli companies which have offered securities to the public are required to appoint at least two independent directors (the "Independent Directors") who have been approved by a statutory committee consisting of the Chairman of the Israel Securities Authority, the Chairman of the Tel Aviv Stock Exchange and a member of the Israeli judiciary. Robomatix currently has no independent directors. Under the Companies Ordinance, any committee of the Board of Directors must include at least one Independent Director. Any Independent Director is appointed for five consecutive years and may not be reappointed until two years have passed since the conclusion of his or her previous term.

    The District Court of Tel Aviv ruled on June 6, 1993 that companies registered under the laws of Israel whose shares have been offered to the public outside Israel are also required to comply with the requirements of the Amendment. However, this judgment was vacated by the Israeli Supreme Court in February 1997 as a result of an agreement between the litigants. Because the Supreme Court did not rule on the merits, there can be no assurance that a court will not require compliance with the Amendment in the future. Under a new Companies Law, which will enter into effect on February 1, 2000, companies registered under the laws of Israel whose shares have been offered to the public in or outside Israel will be required to appoint independent directors. Such directors must be individuals who are residents of Israel and unaffiliated with the company and its principals. Each committee of the board of directors will be required to include at least one independent director. The term of an independent director will be three years and may be extended for an additional three years.

    Pursuant to the Companies Ordinance and the Companies Law, the Board of Directors of any company required to nominate Independent Directors must also appoint an audit committee, comprised of at least three directors, including all of the Independent Directors (the "Audit Committee"), as well as an internal auditor, in accordance with the proposal of the Audit Committee. The role of the internal auditor is to examine, among other things, whether the company's acts comply with the law and orderly business procedure. Robomatix currently has no Audit Committee.

    The Companies Ordinance and the Companies Law codify the fiduciary duties that an "Office Holder" has to a company. An Office Holder's fiduciary duties include a duty of care, avoiding any conflict of interest between the Office Holder's position in the company and his personal affairs, any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal advantage for himself or others and revealing to the company any information or documents relating to the company's affairs that the Office Holder has received due to his position as an Office Holder. The term "Office Holder" includes directors and executive officers. Each person (except for Mr. Heinrich Manderman and Mr. Tamir Friedrich) listed in the table under "Directors and Executive Officers" is an Office Holder of Robomatix. Under the Companies Ordinance and the Companies Law, all arrangements as to compensation by the Company of Office Holders who are not directors require approval of the Board of Directors.

APPROVAL OF CERTAIN TRANSACTIONS UNDER THE COMPANIES ORDINANCE; AUDIT COMMITTEE

    The Companies Ordinance requires that certain transactions, actions and arrangements be approved as provided for in a company's Articles of Association and in certain circumstances by the Audit Committee, and by the Board of Directors. Those transactions that require such approval pursuant to a company's Articles of Association must be approved by the Board. In certain circumstances, Audit Committee and shareholder approval also is required. The vote required by the Audit Committee and the Board for approval of such matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting. The new Companies Law requires that certain transactions, including transactions with Office Holders or in which Office Holders have a personal interest, be approved by the Board of Directors, unless an alternative approval procedure is included in the company's Articles of Association.

    The disclosure provisions of the Companies Ordinance and the new Companies Law require that an Office Holder of the company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction (that is, a transaction other than in the ordinary course of business, other than on market terms, or is likely to have a material impact on the company's profitability, assets or liabilities), the Office Holder must also disclose any personal interest held by the Office Holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing, or by any corporation in which the Office Holder is, directly or indirectly, a 10% or greater shareholder, director or general partner or in which he or she has the right to appoint at least one director or the general manager.

    Once the Office Holder complies with the above disclosure requirement, the company may approve the transaction in accordance with the provisions of its Articles of Association. If the transaction is with a third party in which the Office Holder has a personal interest, the approval must confirm that the transaction is not adverse to the company's interest; furthermore, if the transaction is an extraordinary transaction, then, in addition to any approval stipulated by the Articles of Association, it must also be approved by the company's Audit Committee and then by the Board of Directors, and, under certain circumstances, by a meeting of the shareholders of the company.

    The Articles of Association of Robomatix provide that the Board may delegate all of its powers to such committees of the Board as it deems appropriate, subject to the provisions of the Companies Ordinance.

    For information concerning the direct and indirect personal interests of certain Office Holders and principal shareholders of Robomatix in certain transactions with Robomatix, see "Interest of Management in Certain Transactions."

INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Companies Ordinance provides that an Israeli company cannot exempt an officer from liability with respect to a breach of his duty of care or his fiduciary responsibilities. Article 109 of the Articles of Association of Robomatix states as follows: "Subject to the provisions of the Companies Ordinance the Company may: (a) enter into a contract for the insurance of the liability, to the fullest extent permitted by the Companies Ordinance, of any of its Office Holders, employees, agents, consultants or contractor with respect to any of the following: (1) a breach of duty of care to the Company or to any other person; (2) a breach of fiduciary duty to the Company provided that the Officer has acted in good faith and that he had reasonable grounds to assume that the act would not harm the good of the Company; (3) a financial liability which shall be imposed on such officer in favor of any other person, in respect of an act performed by him by virtue of his being an officer of the Company; (b) indemnify an Office Holder, employee, agent, consultant or contractor with respect to any of the following: (1) a financial liability imposed on him in favor of any other person by any judgment, including a judgment given as a result of a settlement or an arbitrator's award which has been confirmed by a court, in respect of an act performed by him by virtue of his being an Officer of the Company, (2) reasonable litigation costs, including lawyer's fees, expended by an Officer or which were imposed on an Officer by a court in proceedings filed against him by the Company or in its name or by any other person or in a criminal charge on which he was acquitted, in respect of an act performed by him by virtue of his being an Officer of the Company. The provisions of these Articles are not intended, and shall not be interpreted, to restrict the Company in any manner in respect of the procurement of insurance and/or in respect of indemnification (i) in connection with any person who is not an Office Holder, employee, agent, consultant or contractor of the Company, or (ii) in connection with any Office Holder, employee, agent, consultant or contractor to the extent that such insurance and/or indemnification is not specifically prohibited under law; provided that the procurement of any such insurance and/or the provision of any such indemnification shall be approved by the Audit Committee of the Company. In this Article the term "Officer" shall mean: a Director, General Manager, Chief Executive Officer, Deputy General Manager, Vice General Manager, any other manager directly subordinate to the General Manager, and any person who fills one of the said positions in the Company, even if he carries a different title".

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

    The aggregate direct compensation paid to or accrued for the account of all directors and officers of Robomatix as a group during the 1998 fiscal year was approximately $187,000. This amount includes directors' fees, officers' compensation, amounts set aside or accrued to provide pension, retirement, insurance or similar benefits, amounts expended by Robomatix for automobiles made available to its officers and expenses (including business association dues and expenses) for which directors were reimbursed, but does not include the options granted as described immediately below. The aggregate direct compensation paid to or accrued for the account of all directors and officers as a group of a wholly owned subsidiary of Robomatix was $222,340 during the 1998 fiscal year.

    On December 29, 1997, Robomatix adopted the Robomatix Technologies Ltd. Directors Share Option Plan, pursuant to the provisions of Section (3)(i) of the Israeli Income Tax Ordinance (the "Director Plan"). The Director Plan provides for the grant by Robomatix of options to purchase 143,174 Ordinary Shares to its directors.

    The exercise price of option awards issued pursuant to the Director Plan is the average price of Robomatix's shares for each of the sixty trading days immediately prior to the granting of such option awards.

    All of the options covered by an option award vest on the third anniversary of grantee's commencement date as a director with Robomatix. Any awards not exercised within sixty months of the date of the grant of any option award expire on such date. Ordinary Shares as to which the grantee's rights have not vested will be held by a trustee designated by Robomatix.

    On May 1, 1998, Robomatix granted to three of its directors, who are no longer directors of Robomatix, options to purchase 143,174 Ordinary Shares. The share price on the grant date was $0.19 and the exercise price, as described above, was $0.25. No compensation cost was charged to income with respect to these options since their exercise price exceeds the Company's share market value at date of grant.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

DIRECTOR SHARE OPTION PLAN

    See Item 11 "Compensation of directors and officers."

EMPLOYEE SHARE OPTION PLAN

    In September 1993, Robomatix adopted a Stock Option Plan (the "Employee Stock Option Plan"). The Employee Stock Option Plan provides for the grant to directors, officers and employees of the Company or its subsidiaries, options and/or rights to purchase up to an aggregate of 150,000 of Robomatix's Ordinary Shares. The exercise price of stock options issued pursuant to the Employee Stock Option Plan will be the average daily bid and asked prices of Robomatix's Ordinary Shares on the National Association of Securities Dealers Automated Quotation System (NASDAQ) for the sixty trading days prior to the date of such grant if such shares shall have been so traded for at least such period of time prior to the date of grant. The Ordinary Shares acquired upon exercise of such options are subject to restrictions on transfer, sale or hypothecation.

    Associative Computing Ltd. and Robomatix (Israel) Ltd. each adopted employee share option plans. The status of said plans is under legal review.

WARRANTS

1. Robomatix has issued a warrant to purchase up to 100,000 Ordinary Shares to Oscar Gruss and Son Inc. The warrant entitles the holder to purchase the shares at a price of $1.00 per share and is exercisable until January 4, 2000. This warrant was granted in partial compensation for investment banking and advisory services rendered to Robomatix by Oscar Gruss and Son Inc.

2. Pursuant to the terms of the Settlement Agreement from the three class action suits filed against Robomatix arising out of its IPO, Robomatix issued to the plaintiffs therein, warrants to purchase 200,000 of Robomatix's Ordinary Shares at an exercise price of $3.00 per share for a two-year period beginning January 18, 1999. Also pursuant to the terms of the Settlement Agreement, Robomatix's former principal shareholder, Mr. Heinrich Manderman, received warrants to purchase 200,000 Ordinary Shares on the same terms and conditions as the warrants issued to the plaintiffs. In addition, under the Settlement Agreement, Robomatix issued a warrant to purchase 22,500 Ordinary Shares to Barington Capital Group L.P., the lead underwriter of Robomatix's IPO, on terms identical to the terms of the warrants issued to the plaintiffs and to Mr. Manderman.

3. DEBT RESTRUCTURING AGREEMENT. In late 1998, Robomatix and its Israeli subsidiaries implemented a debt restructuring agreement with their major creditor banks, in cooperation with the Government of Israel, which guarantees part of the loans, and with the Company's former controlling shareholder, with respect to loans made by him and a company under his control. Under the terms of that agreement, the banks are to receive an aggregate payment of $4.5 million and 991,376 warrants, each of which is exercisable to purchase one Robomatix share for $2.00, over a five year period commencing March 1, 1999. This restructuring satisfies the entire outstanding debt balance of approximately $14,414,000, which includes loans guaranteed by the Government of Israel and with the said banks. The former controlling shareholder, Heinrich Manderman, is to receive 2,249,893 warrants on the same terms and conditions as those applying to the warrants that will be issued to the banks, in satisfaction of the Company's outstanding debt obligations totaling approximately $5,624,000 owed to him and to the company under his control. There is a remaining outstanding debt of approximately $203,000 owed to Heinrich Manderman and the company under his control by the subsidiary, Robomatix Europe GmbH (Germany).

4. Pursuant to a letter to Naty Matouki, dated June 6, 1999, Mr. Matouki will be entitled to receive a benefit equivalent $20,000 in options to purchase Ordinary Shares in Robomatix at an exercise price per share to be determined by Robomatix's Board of Directors which will be exercisable for a period of three years following the date of grant.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

    The following discussion includes summaries, which do not purport to be complete, of the significant terms of various agreements and transactions.

    On December 29, 1997, Robomatix held an extraordinary meeting of its shareholders during which the principal terms of a debt restructuring agreement between Robomatix, its Israeli subsidiaries and its principal creditors was presented and approved. Pursuant to that agreement, which will be consummated in stages during the remainder of 1999, the creditors agreed to (i) accept options to purchase Ordinary Shares of Robomatix in satisfaction of part of the outstanding debt balance and (ii) forgive the remainder of the debt. With respect to the debt owed by Robomatix to Heinrich Manderman and in accordance with the aforesaid agreement, Robomatix intends to issue to Heinrich Manderman options to purchase 2,249,893 Ordinary Shares of Robomatix, exercisable for a term of five years commencing on March 1, 1999, for an exercise price of $2 per share. A portion of these options will constitute payment of part of Robomatix's debt to Heinrich Manderman and the remaining portion of these options will constitute consideration to forgive the remainder of the debt. Pursuant to a certain shareholders agreement, Heinrich Manderman will transfer 50% of said options to Focus Capital and Avikam Leef as well as exercise an additional 100,000 warrants to purchase 100,000 Ordinary Shares in Robomatix.

                                    PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED

    Not applicable.

                                    PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

    None.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS

    None.

                                    PART IV

ITEM 17. FINANCIAL STATEMENTS

    The Company has responded to Item 18 in lieu of this Item.

ITEM 18. FINANCIAL STATEMENTS

    See Item 19.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

    (a) THE FOLLOWING FINANCIAL STATEMENTS ARE FILED AS PART OF THIS ANNUAL REPORT ON PAGES F-1 THROUGH F-28:

                                                                                                             PAGE

Report of Independent Auditors...........................................................................        F-2

Consolidated Balance Sheets as of December 31, 1998 and 1997.............................................      F-3-4

Consolidated Statements of Income (Loss) for the years ended December 31, 1998, 1997 and 1996............        F-5

Consolidated Statements of Changes in Capital Deficiency for the years ended December 31, 1998, 1997 and
  1996...................................................................................................        F-6

Consolidated Statements of Cash Flows for the years ended December 31, 1998, 1997 and 1996...............      F-7-8

Notes to Consolidated Financial Statements...............................................................     F-9-28

    (b) The following exhibits are filed as part of this Annual Report:

       Consent of Independent Auditors

                          ROBOMATIX TECHNOLOGIES LTD.
                            (AN ISRAELI CORPORATION)
                               1998 ANNUAL REPORT

                          ROBOMATIX TECHNOLOGIES LTD.
                            (An Israeli Corporation)
                               1998 ANNUAL REPORT

                               TABLE OF CONTENTS

                                                                                                              PAGE
                                                                                                            ---------

REPORTS OF INDEPENDENT AUDITORS...........................................................................    2-2A

CONSOLIDATED FINANCIAL STATEMENTS:

  Balance sheets..........................................................................................     3-4

  Statements of income (loss).............................................................................      5

  Statements of changes in capital deficiency.............................................................      6

  Statements of cash flows................................................................................     7-8

  Notes to financial statements...........................................................................    9-28

                                      KESSELMAN & KESSELMAN
                                      Certified Public Accountants (lsr.)
                                      Trade Tower, 25 Hamered Street
                                      Tel Aviv 68125 Israel
                                      P.O. Box 452 Tel Aviv 61003 Israel
                                      Telephone +972-3-7954555
                                      Facsimile +972-3-7954556

                         REPORT OF INDEPENDENT AUDITORS

To the shareholders of
ROBOMATIX TECHNOLOGIES LTD.

    We have audited the consolidated balance sheets of Robomatix Technologies Ltd. (the Company) and its subsidiaries as of December 31, 1998 and 1997 and the related consolidated statements of income (loss), changes in capital deficiency and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We did not audit the financial statements of a subsidiary whose revenues for the year ended December 31, 1996 constitute approximately 31%, of total consolidated revenues; also, we did not audit the financial statements of the associated company. The financial statements of those companies were audited by other independent auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based solely on the reports of the other independent auditors.

    We conducted our audits in accordance with generally accepted auditing standards, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, either due to error or to intentional misrepresentation. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other independent auditors provide a fair basis for our opinion.

    In our opinion, based upon our audits and the reports of the other independent auditors, the aforementioned financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 1998 and 1997 and the consolidated results of operations, changes in capital deficiency and cash flows for each of the three years in the period ended December 31, 1998, in conformity with accounting principles generally accepted in Israel and in the United States (as applicable to these financial statements, such accounting principles are practically identical).

    Without qualifying our opinion, we draw attention to the sale of most of the assets of one of the Israeli subsidiaries of the Company, the activities of which constitute the main part of the consolidated activities in 1998, see note 17a.

Tel-Aviv, Israel                                        /s/ KESSELMAN & KESSELMAN
July 4, 1999                                  ---------------------------------------------
                                                          Kesselman & Kesselman
                                                   Certified Public Accountants (Isr.)

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Advanced Industrial Automation Technologies (formerly Robomatix, Inc.):

    We have audited the balance sheets of Advanced Industrial Automation Technologies (formerly Robomatix, Inc.) (the "Company"), as of December 31, 1996 and 1995, and the related statements of operations, stockholder's equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 1996. Such financial statements are not presented separately herein. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advanced Industrial Automation Technologies (formerly Robomatix, Inc.), as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

    The accompanying financial statements have been prepared assuring that the Company will continue as a going concern. As discussed in note 8 to the financial statements, the Company is economically dependent on its parent company, Robomatix Technologies, Ltd. Both Robomatix Technologies, Ltd., and the Company have suffered recurring losses and have net capital deficiencies. Such conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                          /s/ KPMG Peat Marwick LLP

Detroit, Michigan
May 30, 1999

                          ROBOMATIX TECHNOLOGIES LTD.

                            (AN ISRAELI CORPORATION)

                          CONSOLIDATED BALANCE SHEETS

                                                                                                       DECEMBER 31
                                                                                                   --------------------
                                                                                                     1998       1997
                                                                                                   ---------  ---------
                                                                                                       U.S. DOLLARS
                                                                                                       IN THOUSANDS
                                                   ASSETS (NOTE 7D)
CURRENT ASSETS (NOTE 14):
  Cash and cash equivalents (note 2b)............................................................        309      1,387
  Accounts receivable:
    Trade........................................................................................         71        471
    Other (note 13a).............................................................................      1,349      1,132
  Inventories (note 3)...........................................................................         14        371
                                                                                                   ---------  ---------
      Total current assets.......................................................................      1,743      3,361
                                                                                                   ---------  ---------
LONG-TERM RECEIVABLE, net of current maturities (note 4).........................................                 1,695
                                                                                                              ---------
FIXED ASSETS (note 5):
  Cost...........................................................................................      4,056      3,938
  Less--accumulated depreciation and amortization................................................      3,736      3,417
                                                                                                   ---------  ---------
                                                                                                         320        521
                                                                                                   ---------  ---------
                                                                                                       2,063      5,577
                                                                                                   ---------  ---------
                                                                                                   ---------  ---------

  /s/
  -------------------------

                             DIRECTORS

  /s/
  -------------------------

                          ROBOMATIX TECHNOLOGIES LTD.

                            (AN ISRAELI CORPORATION)

                          CONSOLIDATED BALANCE SHEETS

                                                                                                   DECEMBER 31
                                                                                               --------------------
                                                                                                 1998       1997
                                                                                               ---------  ---------
                                                                                                   U.S. DOLLARS
                                                                                                   IN THOUSANDS
                                      LIABILITIES, NET OF CAPITAL DEFICIENCY
CURRENT LIABILITIES (note 14):
  Short-term bank credit (notes 1b and 7)....................................................      5,952     15,255
  Short-term loans from the former controlling shareholder and from a company under his
    control (notes 1b and 13b)...............................................................        203      4,905
  Current maturities of long-term debt (note 9)..............................................         32        203
  Accounts payable and accruals:
    Trade....................................................................................        541        551
    Other (note 13c).........................................................................        456      1,289
  Customer advances..........................................................................        142        108
                                                                                               ---------  ---------
      Total current liabilities..............................................................      7,326     22,311
ACCRUED SEVERANCE PAY (note 8)...............................................................         63         71
LONG-TERM DEBT, net of current maturities (note 9)...........................................                   165
COMMITMENTS AND CONTINGENT LIABILITIES (note 10)
                                                                                               ---------  ---------
      Total liabilities......................................................................      7,389     22,547
                                                                                               ---------  ---------
CAPITAL DEFICIENCY (note 11):
  Share capital--ordinary shares of NIS 1.46 par value:
    Authorized--10,000,000 shares;
    Issued and paid--4,772,476 shares........................................................      2,503      2,503
  Capital surplus (mainly share premium).....................................................     22,067     16,695
  Warrants...................................................................................        363
  Accumulated deficit........................................................................    (30,259)   (36,168)
                                                                                               ---------  ---------
                                                                                                  (5,326)   (16,970)
                                                                                               ---------  ---------
                                                                                                   2,063      5,577
                                                                                               ---------  ---------
                                                                                               ---------  ---------

    The accompanying notes are an integral part of the financial statements.

                          ROBOMATIX TECHNOLOGIES LTD.

                            (AN ISRAELI CORPORATION)

                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)

                                                                                        YEAR ENDED DECEMBER 31
                                                                                    -------------------------------
                                                                                      1998       1997       1996
                                                                                    ---------  ---------  ---------

                                                                                       U.S. DOLLARS IN THOUSANDS
                                                                                        (EXCEPT PER SHARE DATA)
REVENUES (note 15a)...............................................................        449      1,695      5,645
COST OF REVENUES (note 15b).......................................................        779      2,034      4,147
                                                                                    ---------  ---------  ---------
GROSS PROFIT (EXCESS OF COST OF REVENUES OVER REVENUES)...........................       (330)      (339)     1,498
RESEARCH AND DEVELOPMENT EXPENSES--net (note 10a(1))..............................      1,226      1,091      2,117
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (note 15c)...........................      1,028      1,046      3,860
                                                                                    ---------  ---------  ---------
OPERATING LOSS....................................................................     (2,584)    (2,476)    (4,479)
FINANCIAL EXPENSES--net (note 15d)................................................       (247)    (2,049)    (2,421)
OTHER INCOME (EXPENSES) (note 15e)................................................     (1,063)     7,933      1,464
                                                                                    ---------  ---------  ---------
INCOME (LOSS) BEFORE SHARE IN LOSSES OF ASSOCIATED COMPANY........................     (3,894)     3,408     (5,436)
SHARE IN LOSSES OF ASSOCIATED COMPANY (note 2d)...................................                 1,429      1,085
                                                                                    ---------  ---------  ---------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM...........................................     (3,894)     1,979     (6,521)
EXTRAORDINARY ITEM--WAIVER OF LOANS UNDER DEBT RESTRUCTURING AGREEMENT (note
  1b).............................................................................      9,803
                                                                                    ---------  ---------  ---------
NET INCOME (LOSS).................................................................      5,909      1,979     (6,521)
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------
EARNINGS (LOSS) PER SHARE--basic and diluted (note 2j):
  Before extraordinary item.......................................................  $   (0.82) $    0.41  $   (1.37)
  Extraordinary item..............................................................       2.06
                                                                                    ---------  ---------  ---------
  Net income (loss)...............................................................  $    1.24  $    0.41  $   (1.37)
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING--in thousands (note 2j).............      4,772      4,772      4,746
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------

    The accompanying notes are an integral part of the financial statements.

                          ROBOMATIX TECHNOLOGIES LTD.

                            (AN ISRAELI CORPORATION)

            CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL DEFICIENCY

                                                                 SHARE      CAPITAL                  ACCUMULATED
                                                                CAPITAL     SURPLUS     WARRANTS       DEFICIT       TOTAL
                                                              -----------  ---------  -------------  ------------  ---------
                                                                                U.S. DOLLARS IN THOUSANDS
BALANCE AT JANUARY 1, 1996..................................       2,251      16,382                     (31,626)    (12,993)
CHANGES DURING 1996:
  Loss......................................................                                              (6,521)     (6,521)
  Issuance of share capital as part of settlement agreement
    of class actions........................................         226         309                                     535
  Receipts on account of shares allotted in 1993............          26           4                                      30
                                                                   -----   ---------                 ------------  ---------
BALANCE AT DECEMBER 31, 1996................................       2,503      16,695                     (38,147)    (18,949)
CHANGES DURING 1997--net income.............................                                               1,979       1,979
                                                                   -----   ---------                 ------------  ---------
BALANCE AT DECEMBER 31, 1997................................       2,503      16,695                     (36,168)    (16,970)
CHANGES DURING 1998:
  Net income................................................                                               5,909       5,909
  Issuance of warrants and waiver of loans, by the former
    controlling shareholder and a company under his control,
    under debt restructuring agreement (note 1b)............                   5,372          363                      5,735
                                                                   -----   ---------          ---    ------------  ---------
BALANCE AT DECEMBER 31, 1998................................       2,503      22,067          363        (30,259)     (5,326)
                                                                   -----   ---------          ---    ------------  ---------
                                                                   -----   ---------          ---    ------------  ---------

    The accompanying notes are an integral part of the financial statements.

                          ROBOMATIX TECHNOLOGIES LTD.

                            (AN ISRAELI CORPORATION)

               CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                                                                                            YEAR ENDED DECEMBER 31
                                                                                        -------------------------------
                                                                                          1998       1997       1996
                                                                                        ---------  ---------  ---------
                                                                                           U.S. DOLLARS IN THOUSANDS
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)...................................................................      5,909      1,979     (6,521)
  Adjustments to reconcile net income or loss to net cash used in operating activities:
    Waiver of loans under debt restructuring agreement................................     (9,803)
    Share in losses of associated company.............................................                 1,429      1,085
    Depreciation and amortization.....................................................        304        450        642
    Accrued severance pay.............................................................         (8)        (1)       (75)
    Capital gain on sale of investment in an Israeli subsidiary consolidated in
      previous years(a)...............................................................                (7,633)
    Write-off of bad debts in respect of sale of investment in an Israeli
      subsidiary......................................................................      1,063
    Capital gain on sale of assets of a U.S. subsidiary(b)............................                             (876)
    Capital gain on sale of shares in an Israeli subsidiary...........................                  (300)
    Accrued interest on long-term receivable..........................................       (175)
    Capital loss (gain) on sale of fixed assets.......................................        (23)        21         33
    Linkage differences on (erosion of) principal of long-term bank loans.............        (15)        (5)        23
    Exchange differences on short-term loan from the former controlling shareholder...         13         19
    Changes in operating asset and liability items:
      Decrease (increase) in accounts receivable......................................        406        (87)     1,062
      Decrease in accounts payable and accruals.......................................       (843)       (22)    (1,233)
      Decrease in costs of uncompleted contracts......................................                              327
      Decrease (increase) in inventories..............................................        357       (185)       379
      Increase (decrease) in customer advances........................................         34       (242)      (490)
                                                                                        ---------  ---------  ---------
  Net cash used in operating activities...............................................     (2,781)    (4,577)    (5,644)
                                                                                        ---------  ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of fixed assets............................................................       (144)       (24)       (31)
  Investment in associated company (including current accounts).......................                (1,984)    (1,244)
  Proceeds from sale of investment in an Israeli subsidiary consolidated in previous
    years (a).........................................................................                 4,417
  Proceeds from sale of assets of a U.S. subsidiary (b)...............................                            1,337
  Proceeds from sale of shares in an Israeli subsidiary...............................                   300
  Discharge of long-term receivable...................................................        584
  Proceeds from sale of fixed assets..................................................         64         18         42
                                                                                        ---------  ---------  ---------
  Net cash provided by investing activities...........................................        504      2,727        104
                                                                                        ---------  ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Issuance of share capital, at premium...............................................                              530
  Repayment of long-term debt.........................................................       (197)      (505)    (3,562)
  Short-term loans from former controlling shareholder and from a company under his
    control...........................................................................        909      1,105        960
  Net increase in short-term bank credit..............................................        487      2,390      6,561
                                                                                        ---------  ---------  ---------
  Net cash provided by financing activities...........................................      1,199      2,990      4,489
                                                                                        ---------  ---------  ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS..................................     (1,078)     1,140     (1,051)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR........................................      1,387        247      1,298
                                                                                        ---------  ---------  ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR..............................................        309      1,387        247
                                                                                        ---------  ---------  ---------
                                                                                        ---------  ---------  ---------

                          ROBOMATIX TECHNOLOGIES LTD.

                            (AN ISRAELI CORPORATION)

               CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                                                                                            YEAR ENDED DECEMBER 31
                                                                                        -------------------------------
                                                                                          1998       1997       1996
                                                                                        ---------  ---------  ---------
                                                                                           U.S. DOLLARS IN THOUSANDS
(a) Proceeds from sale of investment in an Israeli subsidiary consolidated in previous years (see note 4):
      Assets and liabilities of the subsidiary at date of disposal:
        Working capital deficiency (excluding cash and cash equivalents)..............                  (709)
        Fixed assets--net.............................................................                    87
      Capital gain....................................................................                 7,633
      Amount not yet received from the sale -presented as "long-term receivable"......                (2,594)
                                                                                                   ---------
                                                                                                       4,417
                                                                                                   ---------
                                                                                                   ---------
(b) Proceeds from sale of assets of U.S. subsidiary:
      Assets and liabilities of the subsidiary at date of disposal:
        Working capital...............................................................                              226
        Fixed assets--net.............................................................                              235
      Capital gain....................................................................                              876
                                                                                                              ---------
                                                                                                                  1,337
                                                                                                              ---------
                                                                                                              ---------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION--
  cash paid during the year for:
  Interest............................................................................      2,489      2,727      2,360
                                                                                        ---------  ---------  ---------
                                                                                        ---------  ---------  ---------
  Advances to income tax authorities..................................................                                3
                                                                                                              ---------
                                                                                                              ---------

SUPPLEMENTARY INFORMATION ON FINANCING ACTIVITIES NOT INVOLVING CASH FLOWS

    As stated in note 1b, under a debt restructuring agreement, the major creditor banks, the former controlling shareholder and the company under his control agreed to write off loans and credit they had given the Company and its Israeli subsidiaries, in consideration for warrants exercisable in purchase of the Company shares.

    The fair value of the warrants granted--approximately $ 363,000--and the balance of the debts waived by the former controlling shareholder and the company under his control--approximately $ 5,372,000--were carried to capital deficit and are not presented in these financial statements.

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                          ROBOMATIX TECHNOLOGIES LTD.

                            (AN ISRAELI CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--GENERAL:

A. NATURE OF OPERATIONS

    Robomatix Technologies Ltd. (the "Company") is an Israeli corporation. Through 1996, the Company and its subsidiaries (except two Israeli subsidiaries which were then in the development stage, see below) operated in one business segment--the design, development, manufacture, marketing and support of standard and customized systems that employ proprietary computer software to integrate and control diverse combinations of robotics, laser, ultrasound, imaging and vision technologies, which offer solution systems for laser cutting, measurement and inspection in aerospace, automotive and metal industries. These comprehensive, automated systems offered flexible manufacturing capabilities and on-line quality assurance.

    Through the end of 1996, the said activity was drastically reduced. Most of the reduction was caused by the sale, in 1996, of the U.S. subsidiary's assets and activities relating to the Robotics Unit in a transaction under which the Company granted the purchaser the exclusive right to manufacture and market the products of the Robotics Unit (other than the Laserobot and the Modulaser) in the United States and the non-exclusive right to do so in the Far East (see also note 15e). In 1997 and 1998, the Company was engaged solely in providing service for systems sold by the Company and its subsidiaries in previous years.

    Towards the end of 1996, one of the Israeli subsidiaries, which was in the development stage until 1996, commenced production and sale of large glass substrate for the flat panel industry, in the United States. In 1997, the sales made by that subsidiary constituted the major part of the revenues presented in the statements of income (loss). In November 1997, the Company sold its holding in this subsidiary to a U.S. corporation (see notes 4 and 15e). The Company is no longer involved in this activity.

    In 1998, the other Israeli subsidiary which was in the development stage, commenced production and initial sales of an associative parallel processor which permits parallel image processing of color images for the video and multivideo industry. Commencing in the last quarter of 1997, this subsidiary's activities constitute the main part of the consolidated activities. In February 1999, this subsidiary sold most of its assets and activities to a U.S. company (see note 17a). Since then, the subsidiary has not been engaged in the activities described above.

    Commencing in the first quarter of 1999, following the purchase of control in the Company by Focus Capital Group Ltd. from the former controlling shareholder and upon conclusion of the debt restructuring agreement (see b. below), the Company is now examining possible new investments in various areas, with a preference for high tech.

    As to the principal markets and customers in the reported years--see note
15a.

B. DEBT RESTRUCTURING AGREEMENT

    Towards the end of 1998, the Company and its Israeli subsidiaries reached a debt restructuring agreement with their major creditors banks, in cooperation with the Government of Israel which guarantees part of the loans, and with the Company's former controlling shareholder, with respect to loans made by him and a company under his control. Under the terms of that agreement, the banks are to receive an aggregate payment of $4.5 million and 991,376 warrants, each of which is exercisable in purchase of one Company share for $2.00, over a five year period commencing March 1, 1999, in complete satisfaction of

                          ROBOMATIX TECHNOLOGIES LTD.

                            (AN ISRAELI CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 1--GENERAL: (CONTINUED)
the outstanding debt balance (which includes loans guaranteed by the Government of Israel) with the said banks--approximately $14,414,000. The former controlling shareholder is to receive 2,249,893 warrants on the same terms and conditions as those applying to the warrants thet will be issued to the banks, in complete satisfaction of the outstanding debt owing to him or to the company under his control-- approximately $5,624,000.

    The fair value of the warrants granted to the banks, the former controlling shareholder and the company under his control--approximately $363,000--was carried to capital deficiency. The balance of the debts which were waived by the banks--approximately $9,803,000--was carried to income in 1998 and is presented as an extraordinary item in the statements of income (loss) and the balance of the debts which were waived by the former controlling shareholder and the company under his control--approximately $5,372,000--was carried to capital deficiency as capital surplus. The amount that the Company undertook to pay in cash was paid to the banks in February 1999, from the moneys it received from the sale of the assets and activities of one of the Israeli subsidiaries, see note 17a.

C. FUNCTIONAL CURRENCY

    The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the U.S. dollar ("dollar").

    Virtually all sales are made outside Israel, mainly in dollars. Most purchases of materials and components are also made in non-Israeli currencies (mainly the dollar). In addition, most marketing and service costs are incurred outside Israel, primarily through the Company's non-Israeli subsidiaries. Thus, the functional currency of the Company and its subsidiaries is the dollar.

    Transactions and balances originally denominated in dollars are presented at their original amounts. Gains and losses arising from non-dollar transactions and balances are included in the determination of net income or loss.

D. USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting years. Actual results could differ from those estimates.

E. UNCERTAINTY DUE TO THE YEAR 2000 ("Y2K") ISSUE:

        1) The Y2K issue arises because many computerized systems use two digits, rather than four, to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Y2K issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure, which could affect an entity's ability to conduct normal business operations.

                          ROBOMATIX TECHNOLOGIES LTD.

                            (AN ISRAELI CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 1--GENERAL: (CONTINUED)
    It is not possible to be certain that all aspects of the Y2K issue affecting the Company and its subsidiaries, including those related to the efforts of customers, suppliers or other third parties, will be fully resolved.

        2) The Company expenses the costs of adapting and converting existing software upon incurrence. The accounting treatment of these costs adopted by the Company is based on the guideline published in September 1998 by the Israeli Accounting Standards Board, effective from date of publication.

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES

    The significant accounting policies, applied on a consistent basis, are as follows:

A. PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its subsidiaries.

    Intercompany balances and transactions have been eliminated.

B. CASH EQUIVALENTS

    The Company and its subsidiaries consider all highly liquid debt instruments, which include short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

C. INVENTORIES

    Inventories are valued at the lower of cost or market. Cost is determined as follows:

    Spare parts--at specific cost.

    Products in process and finished products--on the basis of production costs:

        Raw materials, supplies and subcontracted work component--at specific cost.

        Labor and overhead component--at computed cost.

D. INVESTMENT IN ASSOCIATED COMPANY

    The investment in this company--a 49% owned and controlled company held by the Israeli subsidiary the Company's investment in which was disposed of in 1997--was accounted for by the equity method.

E. FIXED ASSETS

    These assets are stated at cost; tools and implements are carried by the base-stock method.

    The assets are depreciated by the straight-line method over their estimated useful life.

                          ROBOMATIX TECHNOLOGIES LTD.

                            (AN ISRAELI CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Annual rates of depreciation are as follows:

                                                                                       %
                                                                                 -------------
Demo equipment of own manufacture..............................................  10;20 (mainly
                                                                                      20)
Machinery and equipment........................................................      10;20
Office furniture and equipment.................................................      6-20
Computers (including related software).........................................       20
Motor vehicles.................................................................      15;20

    Leasehold improvements are amortized by the straight-line method over the term of the lease or the estimated useful life of the improvements, whichever is the shorter.

F. REVENUE RECOGNITION:

        1)Sale of products

           Revenue from sale of products is recognized upon shipment. Upon recognition of revenue from sale of products, a provision for warranty and installation cost is charged to cost of revenues.

        2) Services rendered

           Revenue from services rendered is recognized as services are performed.

G. RESEARCH AND DEVELOPMENT

    Research and development expenses are charged to income as incurred. Participations received from the Government of Israel for development of approved projects (see also note 10a(1)) are recognized as a reduction of expenses as the related costs are incurred.

H. IMPAIRMENT OF LONG-LIVED ASSETS

    Statement of Financial Accounting Standards ("FAS") No. 121 of the Financial Accounting Standards Board of the United States ("FASB"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" requires that long-lived assets, identifiable intangibles and goodwill related to those assets to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 121, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized. Accordingly, when indicators of impairment are present, the Company evaluates the carrying value of the foregoing assets and intangibles in relation to the operating performance and future undiscounted cash flows of the underlying assets.

I. INCOME TAXES

    The Company applies the provisions of FAS No. 109, "Accounting for Income Taxes" (see also note 12d).

                          ROBOMATIX TECHNOLOGIES LTD.

                            (AN ISRAELI CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
J. EARNINGS (LOSS) PER SHARE

    Earnings (loss) per share is computed based on the weighted average number of shares outstanding during each year. In computing the diluted per share data, no account was taken of the options and the warrants mentioned in note 11, since their exercise price exceeds the average market price of the Company's shares during the years.

K. COMPREHENSIVE INCOME

    In 1998 the Company adopted FAS No. 130, "Reporting Comprehensive Income", which was issued in June 1997 by the FASB.

    The Company has no comprehensive income components other than net income
(loss).

L. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENT

    In June 1998, the FASB issued FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). FAS 133 established a new model for accounting for derivatives and hedging activities. FAS 133 requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. FAS 133 is effective for calendar-year companies as from January 1, 2000.

    The Company is currently evaluating the impact FAS 133 will have on its financial statements; however, since the Company does not use derivatives, it expects that the adoption of FAS 133 will have no impact on its consolidated results of operations, financial position or cash flows.

NOTE 3--INVENTORIES:

                                                                               DECEMBER 31
                                                                         ------------------------
                                                                            1998         1997
                                                                            -----        -----

                                                                              $ IN THOUSANDS
                                                                         ------------------------
Finished products......................................................                      149
Spare parts for servicing systems......................................          14          222
                                                                                 --
                                                                                             ---
                                                                                 14          371
                                                                                 --
                                                                                 --
                                                                                             ---
                                                                                             ---

NOTE 4--LONG-TERM RECEIVABLE:

    a. In November 1997, the Company sold its holdings in an Israeli subsidiary to a U.S. company, for $8,600,000, of which approximately $5,600,000--in cash, and the balance--in 36 monthly installments of

                          ROBOMATIX TECHNOLOGIES LTD.

                            (AN ISRAELI CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 4--LONG-TERM RECEIVABLE: (CONTINUED)
$83,000 each, bearing no interest. At December 31, 1997, the debt, including current maturities, was composed as follows:

                                                                                $ IN THOUSANDS
                                                                                ---------------
Amounts receivable............................................................         2,917
Less--unamortized discount based on imputed interest*.........................           323
                                                                                       -----
                                                                                       2,594
Less--current maturities (included among current accounts
  receivable--other)..........................................................           899
                                                                                       -----
Long-term portion--maturing through 2000......................................         1,695
                                                                                       -----
                                                                                       -----

------------------------

*   The imputed interest rate is based on the LIBOR (London Inter Bank Offered
    Rate) plus 1%--at the transaction date.

    b. Towards the end of 1998, some difficulties in collecting funds on time were experienced, due to financial difficulties of the U.S. company that had purchased the Israeli subsidiary. Management negotiated with the U.S. company and with a third party that was interested in acquiring the assets of the said subsidiary that are pledged to secure the debt. In June 1999, the parties to the negotiations reached an agreement whereby the third party paid the Company an amount of $1,190,000 immediately and undertook to pay royalties at the rate of 1% of the total sales of the products manufactured, based on that subsidiary's know-how, for a period of five years commencing with the fiscal quarter ending September 30, 1999. In the balance sheet as of December 31, 1998, the Company wrote-off an amount of $995,000 in respect of that portion of the debt that had not been collected. The amount collected is presented in the balance sheet at December 31, 1998 as a current maturity, among "accounts receivable--other".

NOTE 5--FIXED ASSETS:

    a.  Composition of assets, grouped by major classifications, is as follows:

                                                                                                            ACCUMULATED
                                                                                          COST              DEPRECIATION
                                                                                  --------------------  --------------------
                                                                                      DECEMBER 31           DECEMBER 31
                                                                                  --------------------  --------------------
                                                                                    1998       1997       1998       1997
                                                                                  ---------  ---------  ---------  ---------
                                                                                                $ IN THOUSANDS
Demo equipment of own manufacture...............................................      1,181      1,181      1,181      1,169
Machinery and equipment.........................................................        651        727        627        641
Office furniture and equipment*.................................................        328        321        247        232
Computers (including related software)*.........................................      1,030      1,058        901        887
Motor vehicles..................................................................        158        160         72         75
Leasehold improvements (see note 6).............................................        708        486        708        413
Tools and implements--base stock................................................                     5
                                                                                  ---------  ---------  ---------  ---------
                                                                                      4,056      3,938      3,736      3,417
                                                                                  ---------  ---------  ---------  ---------
                                                                                  ---------  ---------  ---------  ---------
* Including equipment under capital lease.......................................        190        190        162        124
                                                                                  ---------  ---------  ---------  ---------
                                                                                  ---------  ---------  ---------  ---------

                          ROBOMATIX TECHNOLOGIES LTD.

                            (AN ISRAELI CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 5--FIXED ASSETS: (CONTINUED)
    b.  As to pledges on assets--see note 7d.

NOTE 6--LEASE COMMITMENT

    Commencing July 1998, the Company is leasing the building it uses for monthly rent of approximately $6,000 (in Israeli currency, linked to the exchange rate of the dollar). The Company and the lessor each have the right to terminate the lease upon giving three months' written notice.

    The Company sub-lets most of the building under similar conditions.

NOTE 7--SHORT-TERM BANK CREDIT:

    a. Composed as follows:

                                                                                     WEIGHTED
                                                                                 INTEREST RATES AT      DECEMBER 31
                                                                                   DECEMBER 31,     --------------------
                                                                                       1998           *1998      1997
                                                                                 -----------------  ---------  ---------
                                                                                         %             $ IN THOUSANDS
                                                                                 -----------------  --------------------
Revolving credit:
  In unlinked Israeli currency:
    In respect of long-term state-guaranteed loans (see note 9a)...............           23.5          2,047      6,119
    Other......................................................................           21.2            958      1,785
  In dollars...................................................................            8.8            123        239
  In other currencies..........................................................            7.0            177        209
Short-term loans:
  In unlinked Israeli currency.................................................           15.3          1,550      5,843
  In dollars...................................................................            7.7            500        502
  In other currencies..........................................................            5.1            597        558
                                                                                                    ---------  ---------
                                                                                                        5,952     15,255
                                                                                                    ---------  ---------
                                                                                                    ---------  ---------

------------------------

*   See b. below.

    b. In accordance with the debt restructuring agreement (see note 1b), the major bank creditors waived approximately two-thirds of the amount owed by the Company and its subsidiaries, in consideration for immediate settlement of the balance of the debt with those banks--$ 4.5 million--and receipt of warrants exercisable in purchase of Company shares.

        The balance of short-term loans as of December 31, 1998, as per a. above, is presented net of the amount waived under the abovementioned agreement--$9,914,000.

    c. At December 31, 1998, the Company and its subsidiaries have no unutilized credit lines.

    d. The short-term bank credit is secured by fixed charges on the fixed assets of the Company and its Israeli subsidiaries, on insurance rights and on other rights to funds receivable and by floating charges (charges on assets as they exist from time to time) on all other assets.

                          ROBOMATIX TECHNOLOGIES LTD.

                            (AN ISRAELI CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 8--SEVERANCE PAY

    The major part of the severance pay liability for most of the Israeli employees is funded mainly by purchase of insurance policies; these policies are, subject to certain limitations, the property of the employees. Pursuant to Israeli law and employment agreements, this liability is computed for each employee at the latest salary multiplied by the number of years of service. The amounts funded as above are not reflected in the balance sheets since they are not under the control and management of the Company and its Israeli subsidiaries. The companies have undertaken to supplement the difference between the amount of liability computed as discussed above and the amounts funded.

    The balance sheet accrual for severance pay reflects that part of the liability not covered by the insurance policies mentioned above.

    The annual severance pay expense is approximately $132,000, $98,000 and $182,000 in 1998, 1997 and 1996, respectively.

NOTE 9--LONG-TERM DEBT:

    a. The Company and one of its Israeli subsidiaries received state-guaranteed long-term bank loans in the past, to finance investments in approved enterprises (see note 12a). Due to their unstable financial positions, the companies were unable to fulfil the original repayment terms of the loans. The overdue amounts of the loans were converted into short-term revolving credit by the banks. This credit bears interest at higher rates than the original long-term loans.

    Under the debt restructuring agreement (see note 1b), the liabilities of the Company and the subsidiary with respect to the state-guaranteed loans--including those not yet due--were also arranged. Therefore, the balance of the loans not yet due was also transferred to short-term bank credit (see note 7a).

    b. The balance of the long-term debt as of December 31, 1998 represents the liability relating to a capital lease of one of the Israeli subsidiaries. The liability is linked to the exchange rate of the dollar and bears 7.75% annual interest. The liability is repayable in 1999 and is presented in the balance sheet as of December 31, 1998 as a current maturity of long-term debt.

NOTE 10--COMMITMENTS AND CONTINGENT LIABILITIES:

A. COMMITMENTS:

        1) Royalty commitments:

           (a) The Company and its Israeli subsidiaries are committed to pay royalties at the rate of 3% to the Government of Israel on proceeds from sales of products in the research and development of which the Government participated by way of grants, up to the cumulative amount of such grants received (in dollar terms). At the time the participations were received, successful development of the related projects was not assured.

           Total amount of grants received, net of royalties paid or accrued, through December 31, 1998 is approximately $3.7 million.

                          ROBOMATIX TECHNOLOGIES LTD.

                            (AN ISRAELI CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 10--COMMITMENTS AND CONTINGENT LIABILITIES: (CONTINUED)

           (b) The Company has a contract with a former research and development employee whereby that former employee is entitled to royalties at the rate of 15% of the net proceeds from the sale of control units designed by him, plus fixed amounts ($1,250 or $2,500) for each of those units.

           The employment of that employee was terminated in 1996. According to the said contract, the former employee is entitled to royalties even after termination of employment (as long as the Company continues to sell the control units).

        2)Lease commitment--see note 6.

B. CONTINGENT LIABILITIES:

        1) A U.S. patent infringement has been asserted by a U.S. company named Fanuc, Inc. against the Company's Modulaser product, which is the Company's stand-alone, multi-purpose laser cutting and welding system for applications in two dimensions (e.g.--flat-plates) and three dimensions (e.g.-- shaped parts). The Company has taken the position that no infringement exists. Correspondence and discussions on this matter have taken place intermittently over the last five years, but no lawsuit has been filed against the Company. If a suit were brought and judgment were to be entered against the Company, management does not believe such a judgment would be reasonably likely to have a material adverse effect on the Company's financial statements. Management further believes that a product or products having the same technological capabilities as the Modulaser could be developed (and competitively marketed) utilizing technologies available to the Company other than those covered by the U.S. patent cited above.

        2) Counsel for General Motors has brought to the Company's attention the existence of litigation by Jerome Lemelson against General Motors, Ford and Chrysler based on, among other things, U.S. patents. Although the Company is not a party to this litigation, if judgment were to be entered in favor of Mr. Lemelson in respect of the Company's equipment used by General Motors, then General Motors could make a claim for indemnity against the Company. The outcome of the Lemelson claims against the automakers named above cannot be predicted. However, management of the Company believes that it is not likely that judgment in favor of Mr. Lemelson would have a material adverse effect on the Company's financial statements.

        3) In 1999, the Company sued one of its former employees for breach of confidence and operating in conflict of interests during the term and termination of his employment with the Company. The former employee has filed a counter claim in the amount of $120,000 in respect of unpaid commissions and other moneys allegedly due to him. In the opinion of the Company's management, the former employee's claim is unfounded and cannot, therefore, have a material adverse effect on the Company's financial statements.

    No provision in respect of the abovementioned matters has been made in the financial statements.

                          ROBOMATIX TECHNOLOGIES LTD.

                            (AN ISRAELI CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 11--CAPITAL DEFICIENCY:

A. SHARE CAPITAL

    Commencing the initial public offering ("IPO") of the Company on January 12, 1994, through late in that year, the ordinary shares were traded in the United States, on The Nasdaq Stock Market ("Nasdaq").

    Since late 1994, due to the Company's capital deficiency, its shares were delisted from Nasdaq and began to be traded on the over-the-counter market through the Bulletin Board. The Company's share price at December 31, 1998 is $ 0.32.

B. STOCK OPTION PLANS:

        1) On September 8, 1993, the Company adopted the Robomatix Technologies Ltd. Key Employee Share Incentive Plan (1993), promulgated under Section 102 of the Israeli Income Tax Ordinance (the "Option Plan"). The Option Plan provides for the grant by the Company of options to purchase up to 150,000 ordinary shares to directors, officers and key employees of the Company or any of its subsidiaries. The Option Plan is to be administered by a committee appointed by the Board of Directors. The Option Plan became effective upon the consummation of the IPO.

           The exercise price of option awards issued pursuant to the Option Plan will be the average daily bid and asked prices of the Company's shares on Nasdaq (or on the principal securities exchange on which the Company's shares are then traded, should Nasdaq not be such principal exchange) for each of the sixty trading days immediately prior to the granting of such option awards. As used in this paragraph, a "trading day" is defined as a day upon which Nasdaq is open for trading.

           The ordinary shares acquired upon exercise of an option are subject to restrictions on transfer, sale or hypothecation. Options are exercisable and restrictions on disposition of shares lapse pursuant to the terms of the individual agreements under which such options were granted or shares issued. Ordinary shares as to which the optionee's rights have not vested will be held by a trustee designated by the Company and, until vesting, the trustee may vote pursuant to the direction of the Board of Directors.

           The Company has not yet granted any options to purchase ordinary shares under the Option Plan.

        2) On December 29, 1997, the Company adopted the Robomatix Technologies Ltd. Directors Share Option Plan, promulgated under the provisions of Section (3) (i) of the Israeli Income Tax Ordinance (the "Director Plan"). The Director Plan provides for the grant by the Company of options to purchase of 143,174 ordinary shares to its directors. The Director Plan is to be administered by the Company's Chief Financial Officer and General Counsel.

           The exercise price of option awards issued pursuant to the Director Plan is the average price of the Company's shares for each of the sixty trading days immediately prior to the granting of such option awards.

           All of the options covered by an option award vest on the third anniversary of grantee's commencement date as a director with the Company. Any awards not exercised within sixty

                          ROBOMATIX TECHNOLOGIES LTD.

                            (AN ISRAELI CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 11--CAPITAL DEFICIENCY: (CONTINUED) months of the date of the grant of any option award shall expire on such date. Ordinary shares as to which the grantee's rights have not vested will be held by a trustee designated by the Company.

           On May 1, 1998, the Company granted to three of its directors, who are no longer directors of the Company, options to purchase 143,174 ordinary shares. The share price on the grant date was $ 0.19 and the exercise price, as described above, was $ 0.25. The Company applies the provisions of APB 25 in respect of options granted to directors. No compensation cost was charged to income in respect of these options since their exercise price exceeds the Company's share market value at date of grant.

           Had compensation cost for the Company director's plan been determined based on the fair value at the grant date consistent with the method of FAS No. 123, there would have been no material impact on the Company's net income (loss) and earnings per share.

C. WARRANTS:

        1) In 1996, the Company granted warrants to purchase up to 100,000 ordinary shares to Oscar Gruss & Son Inc. in consideration for financial advisory banking services. The warrants are exercisable through January 4, 2000, at an exercise price of $ 1.00 per share.

        2) As part of a settlement agreement for three class actions in the U.S. in which the Company, its directors (including its former controlling shareholder) and principal officers and the lead underwriter of the IPO were named as defendants, the Company granted warrants to purchase 422,500 ordinary shares to the plaintiffs, the former controlling shareholder and the lead underwriter of the IPO. The warrants are exercisable for a two year period commencing January 18, 1999, at an exercise price of $ 3.00 per share.

        3) As to warrants granted to the Company's major bank creditors and to its former controlling shareholder under the debt restructuring agreement, see note 1b.

    Through December 31, 1998, no warrants have been exercised.

D. DIVIDENDS

    In the event cash dividends are declared by the Company, such dividends will be paid in Israeli currency. Under current Israeli regulations, any cash dividend in Israeli currency paid in respect of ordinary shares purchased by non-residents of Israel with non-Israeli currency may be freely repatriated in such non-Israeli currency, at the rate of exchange prevailing at the time of conversion.

NOTE 12--TAXES ON INCOME:

A. TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959 (THE "LAW")

    The Company and one of its Israeli subsidiaries--Robomatix (Israel) Ltd. ("Robomatix Israel")-- have been granted "approved enterprise" status for most of their production facilities. Two thirds of the investment in the "approved enterprises" were financed by state-guaranteed loans. The state-guaranteed loan agreements include certain restrictive covenants, inter alia, with respect to distribution of profits.

                          ROBOMATIX TECHNOLOGIES LTD.

                            (AN ISRAELI CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 12--TAXES ON INCOME: (CONTINUED)
    Under the law, upon completion of the investment, the Company and Robomatix Israel will be entitled to certain tax benefits in respect of income derived from the "approved" portion of their production facilities. The period of benefits for the "approved enterprises" has not yet commenced, but it is restricted; considering the operating results of the Company and its subsidiary, it is doubtful whether those companies will be entitled to the tax benefits in accordance with the law.

B. MEASUREMENT OF RESULTS FOR TAX PURPOSES UNDER THE INCOME TAX (INFLATIONARY ADJUSTMENTS) LAW, 1985 (THE "INFLATIONARY ADJUSTMENTS LAW")

    Under this law, results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI. The Company and its Israeli subsidiaries are taxed under this law.

C. THE LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXES), 1969

    The Company and Robomatix Israel are "industrial companies" as defined by this law and as such are entitled to certain tax benefits, mainly accelerated depreciation as prescribed by regulations published under the inflationary adjustments law, the right to claim public issuance expenses as a deduction for tax purposes and amortization of patents and certain other intangible property rights.

D. CARRYFORWARD TAX LOSSES AND DEDUCTIONS

    Carryforward tax losses and deductions incurred by the Company and its Israeli subsidiaries at December 31, 1998 approximate $ 40 million (December 31, 1997--approximately $ 56 million).

    Under the inflationary adjustments law, carryforward tax losses and deductions of the Company and its Israeli subsidiaries are linked to the Israeli CPI.

    Operating carryforward tax losses in Israel can be carried forward indefinitely.

    Full valuation allowance was provided in respect of deferred tax assets created in respect of the carryforward tax losses.

E. NON-ISRAELI SUBSIDIARIES

    These subsidiaries are taxed based upon tax laws in their countries of origin.

F. TAX ASSESSMENTS

    Final tax assessments have been received by the Company through the 1991 tax year and by Robomatix Israel--through the 1992 tax year.

    The other subsidiaries have not been assessed for tax purposes since incorporation.

                          ROBOMATIX TECHNOLOGIES LTD.

                            (AN ISRAELI CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 13--SUPPLEMENTARY BALANCE SHEET INFORMATION:

A. ACCOUNTS RECEIVABLE--OTHER:

                                                                                   DECEMBER 31
                                                                               --------------------
                                                                                 1998       1997
                                                                               ---------  ---------
                                                                                  $ IN THOUSANDS
Current maturities of long-term receivable (see note 4)......................      1,190        899
Former subsidiary--current account...........................................        109
Government of Israel.........................................................         23         90
Prepaid expenses.............................................................         20          8
Employees....................................................................          3          6
Sundry.......................................................................          4        129
                                                                               ---------  ---------
                                                                                   1,349      1,132
                                                                               ---------  ---------
                                                                               ---------  ---------

B. SHORT-TERM LOANS FROM THE FORMER CONTROLLING SHAREHOLDER AND FROM A COMPANY UNDER HIS CONTROL

    The loans presented in the balance sheet as of December 31, 1998 were provided by the former controlling shareholder to the subsidiary in Germany. The loans are denominated in German marks and are interest-free.

    In accordance with the debt restructuring agreement, the former controlling shareholder and a company under his control waived the loans they rendered to the Company and its Israeli subsidiaries in consideration for warrants exercisable in purchase of Company shares, see note 1b.

C. ACCOUNTS PAYABLE AND ACCRUALS--OTHER:

                                                                                    DECEMBER 31
                                                                               ----------------------
                                                                                  1998        1997
                                                                                  -----     ---------
                                                                                   $ IN THOUSANDS
Payroll and related expenses.................................................          52         137
Provision for vacation pay...................................................         116         135
Government of Israel.........................................................         119          83
Accrued interest*............................................................           6         720
Provision for warranty and installation cost.................................          37          90
Sundry and other accrued expenses............................................         126         124
                                                                                      ---   ---------
                                                                                      456       1,289
                                                                                      ---   ---------
                                                                                      ---   ---------
* Including accrued interest to the former controlling shareholder and to a
  company under his control..................................................                     651
                                                                                            ---------
                                                                                            ---------

                          ROBOMATIX TECHNOLOGIES LTD.

                            (AN ISRAELI CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 14--MONETARY BALANCES IN NON-DOLLAR CURRENCIES:

                                                                                DECEMBER 31, 1998
                                                                         --------------------------------
                                                                                               OTHER
                                                                             ISRAELI        NON-DOLLAR
                                                                            CURRENCY*       CURRENCIES
                                                                         ---------------  ---------------
                                                                                  $ IN THOUSANDS
Assets--current:
Cash and cash equivalents..............................................            27               53
Accounts receivable:
  Trade................................................................            22               12
  Other................................................................            26                4
                                                                                   --               --
                                                                                   75               69
                                                                                   --               --
                                                                                   --               --

                                                                            DECEMBER 31, 1998
                                                                         ------------------------
                                                                                         OTHER
                                                                           ISRAELI    NON-DOLLAR
                                                                          CURRENCY*   CURRENCIES
                                                                         -----------  -----------
                                                                              $ IN THOUSANDS
Liabilities--current:
  Short-term bank credit...............................................       4,555          774
  Short-term loan from the former controlling shareholder..............                      203
  Accounts payable and accruals:
    Trade..............................................................         187          227
    Other..............................................................         287           39
                                                                              -----        -----
                                                                              5,029        1,243
                                                                              -----        -----
                                                                              -----        -----

------------------------

* The above does not include balances in Israeli currency linked to the dollar.

NOTE 15--SELECTED STATEMENT OF INCOME (LOSS) DATA:

A. SEGMENT INFORMATION AND REVENUES FROM PRINCIPAL CUSTOMERS

    The Company adopted in 1998 FAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" which was issued in June 1997 by the FASB.

    Disaggregated financial data is provided below as follows: (1) revenue by geographic area; (2) revenues from principal customers and (3) nature of operations.

                          ROBOMATIX TECHNOLOGIES LTD.

                            (AN ISRAELI CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 15--SELECTED STATEMENT OF INCOME (LOSS) DATA: (CONTINUED)
        1) Geographic information

           Following is a summary of revenues by geographic area. Revenue is attributed to geographic area based on the location of the customers:

                                                                            YEAR ENDED DECEMBER 31
                                                                       ---------------------------------
                                                                          1998        1997       1996
                                                                          -----     ---------  ---------
                                                                                $ IN THOUSANDS
North America........................................................           3       1,239     *2,885
Europe...............................................................         155         330        455
Africa...............................................................                      26      1,787
Far East.............................................................         184          96         44
Israel...............................................................         107           4        474
                                                                              ---   ---------  ---------
                                                                              449       1,695      5,645
                                                                              ---   ---------  ---------
                                                                              ---   ---------  ---------
* Including sales to an associated company...................................................        390
                                                                                               ---------
                                                                                               ---------

        Virtually all of the Company's long-lived assets are located in Israel.

        2) Revenues from principal customers--revenues from single customers each of which exceeds 10% of total revenues in the relevant year:

                                                                             YEAR ENDED DECEMBER 31
                                                                       -----------------------------------
                                                                          1998         1997        1996
                                                                          -----        -----     ---------
                                                                                 $ IN THOUSANDS
Customer A...........................................................                                1,168
                                                                                                 ---------
                                                                                                 ---------
Customer B...........................................................                                  861
                                                                                                 ---------
                                                                                                 ---------
Customer C...........................................................                                  922
                                                                                                 ---------
                                                                                                 ---------
Customer D...........................................................                                  656
                                                                                                 ---------
                                                                                                 ---------
Customer E...........................................................                      842
                                                                                           ---
                                                                                           ---
Customer F...........................................................                      397
                                                                                           ---
                                                                                           ---
Customer G...........................................................         144
                                                                              ---
                                                                              ---
Customer H...........................................................          73
                                                                              ---
                                                                              ---

        3) As to the Company's nature of operations--see note 1a.

                          ROBOMATIX TECHNOLOGIES LTD.

                            (AN ISRAELI CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 15--SELECTED STATEMENT OF INCOME (LOSS) DATA: (CONTINUED)
B. COST OF REVENUES:

                                                                          YEAR ENDED DECEMBER 31
                                                                     ---------------------------------
                                                                        1998        1997       1996
                                                                        -----     ---------  ---------
                                                                         $ IN THOUSANDS
Materials consumed and subcontracted work..........................         226         853      1,298
Payroll and related expenses.......................................          26         930      1,358
Depreciation.......................................................         105         343        128
Other..............................................................          17         206        532
                                                                            ---   ---------  ---------
                                                                            374       2,332      3,316
Decrease (increase) in inventories-in process and finished
  products.........................................................         149        (298)       441
Cost of prototypes sold by subsidiaries in the development
  stage*...........................................................         256                    390
                                                                            ---   ---------  ---------
                                                                            779       2,034      4,147
                                                                            ---   ---------  ---------
                                                                            ---   ---------  ---------

------------------------

* The above cost was originally charged to "research and development expenses". Upon sale of the said prototypes, an amount equaling the revenue earned from such sale was transferred to cost of revenues.

                                                                          YEAR ENDED DECEMBER 31
                                                                      -------------------------------
                                                                        1998       1997       1996
                                                                      ---------  ---------  ---------
                                                                              $ IN THOUSANDS
C. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
    Selling.........................................................        141        394      1,983
    General and administrative......................................        887        652      1,877
                                                                      ---------  ---------  ---------
                                                                          1,028      1,046      3,860
                                                                      ---------  ---------  ---------
                                                                      ---------  ---------  ---------
D. FINANCIAL EXPENSES (INCOME)--NET--IN RESPECT OF:
    Long-term debt..................................................         67         48        216
    Long-term receivable............................................       (175)
    Short-term loans from the former controlling shareholder and
      from a company under his control..............................        259        149        217
    Other (mainly relating to short-term bank credit)...............         96      1,852      1,988
                                                                      ---------  ---------  ---------
                                                                            247      2,049      2,421
                                                                      ---------  ---------  ---------
                                                                      ---------  ---------  ---------
E. OTHER INCOME (EXPENSES):
    Gain from sale of investment in an Israeli subsidiary (1).......                 7,633
    Write-off of bad debts in respect of sale of investment in an
      Israeli subsidiary (2)........................................     (1,063)
    Gain from sale of assets of a U.S. subsidiary (3)...............                              876
    Gain on sale of shares in an Israeli subsidiary (4).............                   300
    Compensation (net of related expenses) received from customer in
      respect of cancellation of contract...........................                              588
                                                                      ---------  ---------  ---------
                                                                         (1,063)     7,933      1,464
                                                                      ---------  ---------  ---------
                                                                      ---------  ---------  ---------

                          ROBOMATIX TECHNOLOGIES LTD.

                            (AN ISRAELI CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 15--SELECTED STATEMENT OF INCOME (LOSS) DATA: (CONTINUED)
------------------------

(1) The gain is net of the imputed interest component of the unpaid portion of the consideration, see notes 1a and 4.

(2) See note 4.

(3) On May 16, 1996, the Company sold substantially all of the assets of its wholly-owned U.S. subsidiary to a U.S. company (the "purchaser") for payment of $1,337,000 and the assumption by the purchaser of liabilities in the amount of $575,000, see also note 1a.

(4) On December 31, 1997, the Company sold one percent of its holding in an Israeli subsidiary in the development stage to a Japanese company, for $300,000. As to the sale of most of the assets and activities of this subsidiary to a U.S. company in February 1999--see note 17a.

NOTE 16--FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

A. FAIR VALUE OF FINANCIAL INSTRUMENTS

    The financial instruments of the Company and its subsidiaries consist of cash and cash equivalents, accounts receivable, short-term bank credit, accounts payable and accruals, long-term receivables and long-term debt.

    In view of their nature, the fair value of the financial instruments of the Company and its subsidiaries included in the working capital is usually identical to their carrying value.

    As to long-term receivables and long-term debts, see notes 4 and 9.

B.CONCENTRATIONS OF CREDIT RISKS

    At December 31, 1998 and 1997, the Company and its subsidiaries held cash and cash equivalents in the total amount of $ 0.3 million and $ 1.4 million, respectively, which were mainly deposited with Israeli banks.

    A major part of the Company's revenues were derived from a limited number of customers, see note 15a. The Company performs ongoing credit evaluations of its customers and does not require collateral. The Company has never experienced significant losses from bad trade accounts.

NOTE 17--SUBSEQUENT EVENTS:

    a. In February 1999, one of the Israeli subsidiaries, which was in the development stage (see note 1a), sold most of its assets and activities to a U.S. company--Neomagic Corporation (hereafter--Neomagic)-- for $ 5 million in cash and warrants to acquire 100,000 ordinary shares of Neomagic. The warrants are exercisable over a period of five years. The exercise price is $ 20 per share.

    The profit on this sale is approximately $ 4.8 million and it will be reflected in the income statement for the first quarter of 1999.

    The proceeds from the subsidiary's sale of assets and activities were used to discharge the bank debt under the debt restructuring agreement, see note 1b.

                          ROBOMATIX TECHNOLOGIES LTD.

                            (AN ISRAELI CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 17--SUBSEQUENT EVENTS: (CONTINUED)
    b. In March 1999, one of the Israeli subsidiaries sold its holdings in its U.K. subsidiary to the general manager of the U.K. subsidiary, for 1 pound sterling. The capital loss on this sale, considering waiver of the balance of the current account with the U.K. subsidiary as of the transaction date, is approximately $ 30,000 and it will be reflected in the statement of income for the first quarter of 1999.

    The former U.K. subsidiary shall keep providing services to the Israeli subsidiary's customers in Europe, North America and the Far East.

                                   SIGNATURES

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                ROBOMATIX TECHNOLOGIES LTD.

                                By:  /s/ MEIR ARNON
                                     -----------------------------------------
                                     Name: Meir Arnon
                                     Title: CHAIRMAN OF THE BOARD

Date: July 14, 1999

                                 EXHIBIT INDEX

  Exhibit No.    Exhibit
---------------  -------------------------------------------------------------------------------
        23.1     Consent of Independent Auditors