Form 20-F/A
period 1998-12-31
ROBOMATIX TECHNOLOGIES LTD
filed 1999-09-15
CIK 914227

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F/A

                                 AMENDMENT NO. 1


|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR


|X|     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                       OR


|_|     TRANSACTION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934
                  FOR THE TRANSITION PERIOD FROM            TO

                         COMMISSION FILE NUMBER 1-12666

                           ROBOMATIX TECHNOLOGIES LTD.
             (Exact name of Registrant as specified in its charter)

                                     ISRAEL
                 (Jurisdiction of incorporation or organization)

          9 HATAASIYA STREET, INDUSTRIAL ZONE RA'ANANA 43100, ISRAEL
                 (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:
      TITLE OF EACH CLASS       NAME OF EACH EXCHANGE ON WHICH REGISTERED

                                      None

 Securities registered or to be registered pursuant to Section 12(g) of the Act:
                  ORDINARY SHARES, NIS 1.46 PAR VALUE PER SHARE
                                (Title of Class)

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:
                                      NONE
                                (Title of Class)

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

       |X|  Yes     |_| No

Indicate by check mark which financial statement item the registrant has elected to follow.

       |_|  Item 17      |X| Item 18

         The undersigned Registrant hereby amends "Item 18. Financial Statements" of its Annual Report on Form 20-F for the fiscal year ended December 31, 1999 (File No. 1-12666) filed on July 15, 1999, for purposes of attaching
(i) KPMG Peat Marwick LLP's Independent Auditors' Report relating to the financial statements of Display Inspection Systems, Inc., a former United
States subsidiary of the Registrant, dated May 30, 1997 and (ii) the related amended and restated Table of Contents.

                           ROBOMATIX TECHNOLOGIES LTD.
                            (An Israeli Corporation)
                               1998 ANNUAL REPORT





                                TABLE OF CONTENTS



                                                                    PAGE



REPORTS OF INDEPENDENT AUDITORS                                     2-2B

CONSOLIDATED FINANCIAL STATEMENTS:

         Balance sheets                                             3-4

         Statements of income (loss)                                 5

         Statements of changes in capital deficiency                 6

         Statements of cash flows                                   7-8

         Notes to financial statements                              9-28


                         INDEPENDENT AUDITORS' REPORT



The Board of Directors
Display Inspection Systems, Inc.:

We have audited the accompanying balance sheet of Display Inspection
Systems, (a development stage enterprise) as of December 31, 1996, and the related statements of operations, stockholders' deficit, and cash flows for the year ended December 31, 1996 and for the period from September 13, 1993, (date of inception) through December 31, 1996. Those financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a cost basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Display Inspection Systems, Inc. (a development stage enterprise) as of December 31, 1996, and the results of its operations and its cash flows for the year ended December 31, 1996, and for the period September 13, 1993, (date of inception) to December 31, 1996, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 5 to the financial statements, the Company is economically dependent on its indirect parent company, Robomatix Technologies, Ltd. Both Robomatix Technologies, Ltd. and the Company have suffered recurring losses and have net capital deficiencies. Such conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                     /s/  KPMG Peat Marwick LLP


May 30, 1997


                                       2B

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           ROBOMATIX TECHNOLOGIES Ltd.


                                           By:  /s/ MEIR ARNON
                                              -------------------------
                                                  Name: Meir Arnon
                                                  Title: Chairman of the Board


Date:    September 15, 1999