Form 20-F
period 2002-12-31
ROBOMATIX TECHNOLOGIES LTD
filed 2003-06-30
CIK 914227

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002    COMMISSION FILE NUMBER 1 - 12666

ROBOMATIX TECHNOLOGIES LTD.
(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

1 Azrieli Center, Tel Aviv 67021, Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares, Par Value NIS 1.46 Per Share
(Title of Class)

Securities for which there is reporting obligation pursuant to section 15(d) of the act:

(Title of Class)   None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 13,599,626 Ordinary Shares

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the proceeding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒             No ☐

Indicate by check mark which financial statement item the Registration has elected to follow:

Item 17. ☐            Item 18. ☒

1

          This annual report on Form 20-F includes certain “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934.  The use of the words “projects,” “expects,” “may,” “plans” or “intends,” or words of similar import, identifies a statement as “forward-looking.”  There can be no assurance, however, that actual results will not differ materially from our expectations or projections.  Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this annual report at “Item 3. Risk Factors.”

          We have prepared our consolidated financial statements in United States dollars and in accordance with accounting principles generally accepted in the United States (“GAAP”). All references herein to “dollars” or “$” are to United States dollars, all references to “Shekels” or “NIS” are to New Israeli Shekels and all references to Euro or € are to the currency of the European Economic and Monetary Union (EMU).

          As used herein, “Robomatix,” “we” or “us” refer to Robomatix Technologies Ltd. and its consolidated and significant subsidiaries, unless the context suggests otherwise or when we refer to a specific subsidiary.

PART 1

Item 1:  Identity of Directors, Senior Management and Advisers

          Not applicable.

Item 2:  Offer Statistics and Expected Timetable

          Not applicable.

Item 3:  Key Information

          The selected financial data is incorporated by reference to Item 5 of this annual report.

Risk Factors

          This annual report and statements that we may make from time to time may contain forward-looking information.  There can be no assurance that actual results will not differ materially from our expectations, statements or projections.  Factors that could cause actual results to differ from our expectations, statements or projections include the risks and uncertainties relating to our business described below.

General Risks Affecting our Business

We have limited funds and may not be able to raise additional funds to develop our business, which could force us to discontinue our operations. We are a holding company and we currently have limited funds. In addition, our ability to control the generation of revenue from our operating companies is limited since we hold a controlling interest in only one of our operating companies.  Furthermore, we may not be able to attract investors to purchase our securities in future financings.

Since we are unable to control the operations of our portfolio companies in which we hold only partial interests, we cannot directly control the value of our business.  As a holding company our assets are comprised of equity securities and may also include in the future debt securities of other companies.   Therefore, the value of our shares is influenced by the value of the interests that we hold in other companies. If the value of these interests decline, so could the value of our ordinary shares.  Our ability to direct the operations of the companies in which we hold partial interests is limited.   In addition, the value of these companies could fluctuate due to market conditions and other conditions over which we have no control.

We may not be able to successfully implement our development and growth plans, and as a result, the market price of our ordinary shares could decline.  As of May 31, 2003, we primarily hold direct and indirect interests in five active companies.  We plan to acquire additional interests in operating companies and businesses, in technology and other fields. We believe that our success is dependent not only upon the success of the companies in which we already hold interests but also upon our ability to successfully implement our development plans.  The market price of our ordinary shares has been volatile and if the companies in which we hold an interest are not successful or if we are unable to accomplish our development goals, the market price of our shares could decline.  A decline in the value of our company would prevent us from being financially able to acquire interests in other technology companies and prevent us from implementing our development and growth plans, further devaluing the price of our ordinary shares.

Our controlling shareholders may sell a substantial amount of their shares or cease their direct participation in the development of our business and we may be unable to successfully locate future investments. Our controlling shareholders actively participate and direct our fundraising and investment activity. In the event that our controlling shareholders sell their controlling block of our ordinary shares, there is a risk that without their expertise we would be unable to succeed in our business plans as we could be unable to identify future profitable investments.

If we are deemed to be an investment company, we will be subject to certain restrictions that may prevent us from conducting our business as currently conducted.  We may incur significant costs and suffer other adverse consequences if we are deemed to be an investment company under the United States Investment Company Act of 1940, as amended.  A company may be deemed to be an investment company if it owns investment securities with a value exceeding 40% of its total assets, subject to certain exclusions.  Investment companies are subject to registration under, and compliance with, the United States Investment Company Act of 1940 unless a particular exclusion or safe harbor exemption applies.  If we were to be deemed an investment company, we would become subject to the requirements of the United States Investment Company Act of 1940.  As a consequence, we would be prohibited from engaging in business, offering for sale, selling or issuing our securities by the use of the mails or any means or instrumentality of interstate commerce and might be subject to civil and criminal penalties for noncompliance. In addition, our contracts with our affiliates might be voidable.

In 2000, following the sale of all of our past operating activities and the purchase of the assets of Silverboim Technology (1999) Ltd., we became exposed to the risk of being deemed an investment company.  On March 23, 2000, our board of directors resolved that we conduct our business activities, absent exemptive or other relief from the Securities and Exchange Commission, in a manner that does not cause us to be deemed an investment company requiring registration under the United States Investment Company Act of 1940.  We currently meet certain “safe harbor” requirements under the United States Investment Company Act of 1940, so that we are not deemed an investment company.  However, there is a risk that we could fail to meet the “safe harbor” requirements and be deemed an investment company in the future.  Moreover, because we would like to avoid investment company status in the future, we may also be unable to freely purchase investment securities in additional companies that may be important to our operating strategy.

We must successfully manage and integrate transactions. We hope to expand through the acquisition of additional interests in operating companies and businesses in technology and other fields. There is no assurance that we will successfully complete future acquisitions. In addition, some of our intended acquisitions may be of interests in early-stage companies with limited operating histories and limited or no revenues.  We may not be able to successfully develop these young companies or generate meaningful revenues from acquisitions of such interests.  Any failure in managing and integrating future acquisitions would cause us to be unsuccessful in achieving our goals and could reduce the value of our investments and our ordinary share market price.

We will need to recruit and integrate qualified employees as we grow. We have only two employees and receive management services from Silverboim. We will need to recruit more employees in the event that we are able to consummate our plans for development and growth. We may not be able to attract and hire a sufficient number of qualified employees to facilitate our growth. In addition, our growth could place a significant strain on our managerial and financial resources and might inhibit our ability to achieve the rapid execution necessary to successfully develop our business.  See “Item 6: Directors, Senior Management and Employees.”

If we are characterized as a passive foreign investment company for U.S. federal income tax purposes, our U.S. shareholders may suffer adverse tax consequences.  Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we may be characterized as a passive foreign investment company for U.S. federal income tax purposes. If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our shares taxed at ordinary income rates, rather than the capital gain rate. A determination that we are a passive foreign investment company could have an adverse effect on the price and marketability of our shares. We continue to monitor whether we are a passive foreign investment company. See “Item 10. Additional Information – Taxation – Passive Foreign Investment Companies”.

The Office of the Israeli Chief Scientist could require us to pay back previously granted funds, which could affect our profitability.  In the past we received approximately $4.4 million in grants from the Office of the Israeli Chief Scientist for projects relating to research and development. Because we discontinued operations and/or sold all of our operating businesses and research projects, there is a risk that the Office of the Israeli Chief Scientist will require us to repay some or all of the grants previously received plus interest, which could affect our profitability.   Edco Technologies 1993 Ltd., formerly Associative Computing Ltd., which we sold in 2003, received $0.3 million in grants from the Israeli Chief Scientist.  Upon sale of substantially all of its assets to NeoMagic Israel Ltd., NeoMagic Israel Ltd. undertook to pay any royalties owed by Edco Technologies to the Israeli Chief Scientist with respect to grants received by Associative Computing.  In the event that NeoMagic Israel Ltd. or its parent, NeoMagic Corporation, fails to comply with the requirements of the law or fails to pay royalties, there is a risk that the Israeli Chief Scientist will require Edco Technologies to pay any royalties owed. Although we sold our shares in Edco Technologies, we agreed to indemnify the purchaser of Edco Technologies for any obligation to pay such royalties.

Terrorist attacks that occurred in New York and Washington on September 11, 2001, the war in Iraq and other acts of violence or war may materially affect the markets on which our securities trade, the markets in which we operate, our operations and profitability.  On September 11, 2001, the United States was subject to terrorist attacks at the World Trade Center buildings in New York City, at the Pentagon in Washington, D.C. and in Pennsylvania.  In the aftermath of the September 11, 2001 terrorist attacks on the United States, the United States-led coalition of nations commenced a series of retaliatory military strikes in Afghanistan upon strategic installations of the Taliban regime, and governmental intelligence authorities issue from time to time warnings of the imminent threat of further attacks against civilian and military installations. More recently, a coalition of countries led by the United States and the United Kingdom successfully concluded military operations in Iraq, toppling the Saddam Hussein regime. These attacks and armed conflicts, as well as the uncertainty surrounding these issues, have had, and we expect will continue for the unforeseeable future to have, an adverse effect on the global economy and could result in a disruption of our business or that of our customers.

Corporate governance scandals and new legislation could increase the cost of our operations.  As a result of recent corporate governance scandals and the legislative and litigation environment resulting from those scandals, the costs of being a public company in general are expected to increase in the near future. New legislation, such as the recently enacted Sarbanes-Oxley Act of 2002, will have the effect of increasing the burdens and potential liabilities of being a public reporting company. This and other proposed legislation may increase the fees of our professional advisors and our insurance premiums.

Specific Risks Related to Certain Acquisitions

If we are unable to repay the loan we took from Bank Hapoalim in order to finance the acquisition of the share capital of Franz Kalff by our wholly owned subsidiary, we could be forced to discontinue our operations.  The share capital of Franz Kalff was purchased by Mersa Holding B.V., our wholly owned subsidiary, on January 24, 2001 from Gilex Holdings B.V.  For the purpose of this transaction, Mersa borrowed from us an aggregate amount of $8.4 million, $6.3 million in cash and in addition we issued Gilex 1.2 million ordinary shares valued at the time at $2.1 million. On January 18, 2001, in order to finance the loan to Mersa we took a loan from Bank Hapoalim in a principal amount in Euro equal to approximately $5.5 million.  In December 2002, Franz Kalff sold its land in a leaseback transaction for the aggregate amount of $3,500,000. The amount of $3,500,000 was distributed to Mersa and Mersa transferred $ 2,500,000 to Robomatix which we used to repay Bank Hapoalim. As of the date of this report, the terms and schedule of the repayment of the remainder of the loan have not been finalized with Bank Hapoalim. The loan is currently denominated in Swiss Francs and bears interest at the variable LIBOR (applicable to Swiss Franc deposits) rate plus 2.5% per annum. Under the loan agreement, Bank Hapoalim has a security interest in all of our assets, whether now owned or later acquired, including payments received from Mersa.  Therefore, if we are unable to repay the loan, Bank Hapoalim would be entitled foreclose on our assets in order to recover any balance still owed under the loan, which could force us to discontinue operations. See “Item 4: Information on the Company – History and Development – Recent Principal Capital Expenditures.”

As long as there is a balance due on the loan that we took from Bank Hapoalim, we will not be able to utilize any revenues generated by Franz Kalff, which could impair our ability to grow.   Our loan agreement with Bank Hapoalim provides that subject to the requirements of the law and the ordinary course of business of Mersa, we will use our best efforts to cause Mersa to pay dividends. Payments of dividends, management fees or any other amount paid to us by Mersa will be deposited in our bank account and will be used to repay our loan to Bank Hapoalim.  Therefore, even if we receive funds from Mersa, we will not be able to utilize these funds until the balance on our loan from Bank Hapoalim is repaid.  This lack of liquidity could impair our ability to grow if we are not able to raise funds from other resources.  See “Item 4: Information on the Company – History and Development – Recent Principal Capital Expenditures.”

If Franz Kalff loses any of its customers, its revenues may decline and it may have difficulty fulfilling its obligations.  Franz Kalff markets and sells its products to retail stores and car manufacturers.  Its revenues from sales to its five largest customers constitute approximately 49% of its total revenues in 2002.  If Franz Kalff’s business relations with one or more of these five customers is terminated, Franz Kalff’s sales revenues could decline. In the event that its revenues decline significantly, Franz Kalff could have difficulty fulfilling its financial obligations, including the payment of its annual rent. See “Item 4: Information on the Company – Business Overview.”

If Franz Kalff is unable to maintain a competitive edge, it may not continue to be profitable.  The market for first aid kits is a competitive market and is expected to become even more competitive if the members of the European Union adopt legislation that would require car owners to keep a first aid kit in every car. If Franz Kalff is unable to maintain its current competitive edge and to develop its business in order to succeed in the European market it may not continue to be profitable in the future. See “Item 4: Information on the Company – Business Overview.”

If Franz Kalff’s managing director departs, it may not continue to be profitable.  In recent years, Franz Kalff has shown operational profit. A material factor in this success is the work of Franz Kalff’s managing director, Mr. Gunther Schuftan.  If Mr. Gunther Schuftan’s employment is terminated, it could adversely affect Franz Kalff’s profitability.  The term of the employment agreement of Gunther Schuftan expires on March 31, 2005 and there is no assurance that his employment will be extended beyond that date.  See “Item 4: Information on the Company – Business Overview” and “Item 6: Directors, Senior Management and Employees.”

If damages are caused by its products, Franz Kalff could be subject to liability, which may damage its reputation and reduce its profitability.  Franz Kalff could be subject to liability for damages caused by its products.  Product liability claims are common as a result of failures of products in the first aid kit industry.  Franz Kalff is insured against product liability and to our knowledge, no product liability claims were raised against Franz Kalff in the past.  However, in the event that such claims are brought against Franz Kalff, it could cause our reputation to be tarnished and orders of our products to be cancelled or reduced.  See “Item 4: Information on the Company – Business Overview.”

If we are unable to repay the loans we took from Bank Hapoalim in order to finance our insurance company investments, the Bank could take possession of the shares. We borrowed NIS 10,000,000 in connection with our investments in Israel Land Development Insurance Company Ltd.,  and ICIC – The Israel Credit Insurance Company Ltd., two private Israeli insurance companies. This loan is part of our debt to Bank Hapoalim in connection with other transactions and its repayment terms have not yet been finalized. In connection with the loan, Bank Hapoalim has a security interest in all the shares which we purchased in the two companies. Therefore, if we are unable to repay the loan, Bank Hapoalim would be entitled to foreclose on these shares in order to recover any balance still owed under the loan. See “Item  4: Information on the Company – Recent Capital Expenditures.”

Fluctuations in interest rates and the currency exchange rate could result in a material increase in the expenses incurred in connection with the loans that we took from Bank Hapoalim.  The loans we took from Bank Hapoalim in order to finance our acquisitions and investments may be denominated in different currencies and linked to variable interest rates, such as the EUROBOR and indexes. Upward fluctuations in the insurance rates or in the value of the currency in which the loans are denominated, could result in a material increase in expenses incurred in connection with the loan and, consequently, a decrease in liquidity and an inability to grow our business according to our business plan.

We have stopped purchasing insurance for manufacturing defects in products that we manufactured in the past.  We could be held liable for manufacturing defects in products that we or our subsidiaries manufactured in the past. Although, to the best of our knowledge, no claims of manufacturing defects have been raised as of the date of this report and use of these products is limited, there is still a risk that such claims will be raised in the future and we could be forced to pay out significant sums of money to satisfy claims. See “Item 4: Information on the Company – History and Development.”

Risks Related to the Public Market for Our Ordinary Shares

There is only a limited public market for our ordinary shares, which limits the liquidity of our ordinary shares and may make it difficult to sell our ordinary shares.  Currently, the only public market for our ordinary shares is the over-the-counter bulletin board.  The over-the-counter bulletin board generally has a more limited trading market than other stock markets.  There can be no assurance that a broad public market for our ordinary shares will develop in the future. These factors could make it difficult for our shareholders to sell our ordinary shares and could result in a decrease of the value of our ordinary shares.  See “Item 9: The Offer and Listing – Price History and Market Information.”

Since there is a limited public market for our ordinary shares, future issuance of equity or equity-linked securities could result in a decrease of the value of our ordinary shares.  If a broader public market for our ordinary shares does not develop, subsequent issuance of equity or equity-linked securities could saturate the market and depress the value of our ordinary shares.

Since ownership of our ordinary shares is concentrated, our principal shareholders have a significant affect on important decisions regarding our business and they may be able to prevent takeover attempts that could be advantageous to other shareholders and our other shareholders’ ability to affect our activities could be limited. As of June 11, 2003, Silverboim Holdings Ltd. beneficially owned approximately 60.87% of our share capital and Gilex Holdings B.V. beneficially owned 16.21% of our share capital.  Silverboim Holdings also provides us with management and consulting services. Therefore, Silverboim Holdings and Gilex may be able to significantly affect important decisions regarding our business, as well as prevent corporate transactions such as mergers, consolidations or a sale of substantially all of our assets, which might be favorable from our standpoint or that of other shareholders.  The ability of our other shareholders to affect our activities could be limited. See “Item 7: Major Shareholders and Related Party Transactions.”

Risks Related to our Operations in Israel

Security, political and economic instability in Israel may harm our business. We are incorporated under the laws of the State of Israel and our offices are located in Israel. In addition, we have holdings in Israeli companies. Accordingly, we are directly affected by economic, political and military conditions in Israel.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel.  There has been an increase in hostilities, civil unrest, terrorist activities and military action, which began in September 2000 and which have continued with varying levels of severity into 2003. This or any future instability could result in our inability to maintain or develop our business.  In addition, certain countries, companies and other organizations continue to boycott Israeli firms and others doing business in Israel or with Israeli companies.  Furthermore, Israel’s economy is currently suffering from a recession. Although the government has proposed a significant economic plan, there is uncertainty as to the effectiveness of the plan and the timing of any economic recovery.

If a substantial number of our officers and directors were called for military duty, our management resources, and as a result, our operations, could be compromised.  If our chief executive officer or a substantial number of our directors were called for military duty, our management resources, and as a result, our operations, could be compromised.  All nonexempt male adult citizens of Israel are obligated to perform military reserve duty and may be called for active duty under emergency circumstances. As of the date of this report, our chief executive officer and most of our directors are subject to military reserve duty.

Service of process and enforcement of judgments on our officers and directors may be impossible.  Our officers and directors reside outside of the United States.  Therefore, even if our shareholders were able to obtain a judgment against us or any of our officers and directors in the United States, this judgment could be difficult, both legally and financially, to enforce.  Our shareholders may not be able to enforce civil actions under United States securities laws if they file a lawsuit in Israel.  If a foreign judgment is enforced by an Israeli court, it will be payable in Israeli currency.

Item 4:  Information on the Company

Overview

          We are a holding company.  We currently hold, through a wholly owned subsidiary, all of the outstanding share capital of Franz Kalff GmbH, a German company engaged in the business of manufacturing through contractors, marketing and sale of first aid kits primarily for the automotive industry mainly in Germany.  We also hold an indirect interest in eLady Ltd., a Japanese Internet commerce portal for women, and approximately 4.4% of the issued and outstanding share capital of Leader Tech Ltd., a public Israeli company traded in the Tel Aviv Stock Exchange that purchases and invests in emerging technology companies. In 2002 we sold our holdings in Robomatix (Israel) Ltd. and in 2003 our holdings in Edco Technologies 1993 Ltd., formerly Associative Computing Ltd. In November 2002, we invested approximately $2,000,000 in Israel Land Development Insurance Company Ltd., and ICIC – The Israel Credit Insurance Company Ltd., two private Israeli insurance companies, of which we now own a minority stake. We plan to acquire majority or controlling interests in other companies or businesses.  Our holdings in non-technology-based companies, such as Franz Kalff and the insurance companies, allows us to diversify our business activities and thereby lessens our reliance on any particular industry sector.

          We were incorporated under the laws of the State of Israel in 1982.  Our ordinary shares are listed on the over-the-counter bulletin board under the symbol “RBMXF”. There is no non-United States trading market for our shares.  The address and phone number of our principal executive office is:

1 Azrieli Center
Tel-Aviv 67021, Israel
Tel.: 972-3-696-9222

A. History and Development

Our Past Activities

          We were originally engaged in the fields of laser-based robotic components and standardized on-line quality assurance systems.  We designed, developed, manufactured, marketed and provided support for standard and customized systems, which employed proprietary software to integrate and control diverse combinations of robotics, laser, ultrasound, imaging and vision technologies.  Such comprehensive automated systems offered solution systems for laser cutting, measurement and inspection in aerospace, automotive and metal industries.

          D.D.I.S. (Israel) Ltd., one of our former subsidiaries, engaged in the production and sale in the United States of large glass substrate for the flat panel industry, and Associative Computing Ltd., which we sold in 2003, engaged primarily in the production of an associative parallel processor which permits parallel image processing of color images for the video and multivideo industry.  D.D.I.S commenced production at the end of 1996 and Associative Computing Ltd. commenced production in 1998.

          At the end of 1994, we decided to significantly reduce our activities in the fields of laser-based robotic components and standardized on-line quality assurance systems because we were unable to profitably sell our products in these fields due to high costs and unfavorable financing terms. We then focused our resources in D.D.I.S. and Associative Computing. During 1997, D.D.I.S. generated the major part of our revenues and beginning in the last quarter of 1997, Associative Computing’s activities constituted the majority of our consolidated activities.  The major part of our research and development expenses during 1997, 1998 and 1999 ($1,091,000, $1,226,000 and $47,000, respectively) were attributable to Associative Computing.  Due to the unsuccessful transition of D.D.I.S. and Associative Computing from the development stage to the manufacturing stage, we sold our holdings in D.D.I.S. in 1997 and Associative Computing sold substantially all of its assets in 1999.

          According to United States generally accepted accounting practices or GAAP, because we discontinued and sold our original operations, the revenues we derived from our original operations, are not reflected in our financial statements.

The Sale and Discontinuation of Our Original Activities

          We are no longer engaged in any of our original areas of activities.  In  1996, we discontinued or sold our activities in the field of laser-based robotic components and standardized on-line quality assurance systems. In November 1997, we sold our holdings in D.D.I.S. and in February 1999 Associative Computing Ltd. sold substantially all of its activities.  During 1997 and 1998, we were primarily engaged in providing maintenance services and technical support for systems sold by us in previous years. We no longer provide such services.  The following is a description of the major events leading to the termination of our original activities.

          In 1996, Advanced Industrial Automation Technologies, Inc. (formerly, Robomatix International Inc. and Robomatix, Inc.), one of our non-active subsidiaries originally engaged in the field of robotics units, sold substantially all of its assets and activities for a purchase price of $1,337,500. The purchaser, Utica CAD/CAM, Inc., assumed Advanced Industrial’s liabilities in the amount of $575,000 and received the exclusive right to manufacture and market Advanced Industrial’s products (other than the Laserobot and the Modulaser) in the United States and the non-exclusive right to manufacture and market such products in the Far East.  Although Advanced Industrial retained certain rights with respect to its products, it discontinued its operations and was eventually dissolved.

          In November 1997 we sold our holdings in D.D.I.S. to Soquel Group LLC for $8.6 million. During 1998 and 1999, Soquel failed to comply with the payment schedule under the 1997 agreement.  As a result, in June 1999, we entered into a novation agreement with Brown & Sharpe Surface Inspection Systems, Inc. Pursuant to the novation agreement, D.D.I.S., owned by Soquel, sold substantially all of its assets to Brown & Sharpe for $1,190,000, payable to us immediately.  In addition, Brown & Sharpe was obligated to pay us royalties at the rate of 1% of its total sales of products incorporating the Black Beam Technology (developed by D.D.I.S. and Display Inspection Systems, Inc.) for a period of five years, which period commenced in June 1999. We did not receive a significant amount of royalties from Brown & Sharpe and wrote off $995,000 of the original price that was not collected under the agreement with Brown & Sharpe.  In January 2000, we entered into a settlement and mutual release agreement with Brown & Sharpe.  This agreement settled our claim for services and payments previously provided by us to D.D.I.S. in a total amount of $112,000. Brown & Sharpe paid us $90,000 and each party waived any claim relating to the services provided by us to D.D.I.S.  Other obligations not related to such services, including our rights for royalties, remained intact.  In January 2001, we entered into a letter of agreement with Brown & Sharpe where they agreed to purchase our rights for royalties and any other remaining rights under the June 1999 and the 1997 agreements for $125,000. In connection with the letter agreement, we have released Brown & Sharpe from any liability or obligation and will waive any claim against Brown & Sharpe in connection with the June 1999 agreement or any related agreement or instrument.

          In February 1999, Associative Computing Ltd. sold substantially all of its assets to NeoMagic Israel Ltd., a wholly owned subsidiary of NeoMagic Corporation, a publicly traded company.  The assets were sold for $5 million in cash and warrants to purchase 100,000 shares of NeoMagic Corporation’s common stock at an exercise price of $20.00 per share, exercisable over a period of five years commencing in February 1999.  Following this sale, Associative Computing still owed approximately $79,000 to United Bank Hamizrachi Ltd. and on November 5, 2000, we, Associative Computing and several other of our non-active subsidiaries entered into an agreement with the United Bank Hamizrachi, under which United Bank Hamizrachi advanced Associative Computing two loans in an amount equal to Associative Computing’s debt to the bank.

          Commencing in December 2002 we entered into a series of agreements in connection with Associative Computing Ltd., concluding in April 2003 with the sale of all our shareholdings in Associative Computing and its debt to us for the aggregate amount of 6,000,000 NIS. In December 2002, Associative Computing and we entered into a share purchase agreement with Benny Konstantin, the sole shareholder of Edco Electronics Ltd. In accordance with the agreement, Associative Computing issued to Konstantin shares constituting 50% of its share capital. In addition, we agreed to refinance the debt owed to us by Associative Computing and we assigned to Konstantin 9,675,000 NIS out of the aggregate debt of approximately 13,300,000 NIS owed to us by Associative Computing. In January 2003, in a separate agreement, Associative Computing purchased some of the assets and activities of Edco Electronics Ltd. for the aggregate amount of NIS 12,600,000. In connection with these agreements, we entered into a shareholders agreement with Konstantin, which contains, among others, provisions regarding rights of first refusal, shareholders meetings and a put option according to which Konstantin could require us to purchase his shares in Associative Computing. We also entered into a management and consulting services agreement with Associative Computing for a period of four years for an annual fee of 90,000 dollars and a bonus fee of 10% of all annual profits over 6.25 million NIS. Following these agreements, Associative Computing changed its name to Edco Technologies (1993) Ltd.

          In March 2003, we entered an agreement with Berger Holdings 1 (1992) Ltd. according to which we sold to Berger Holdings all of our shares in Edco Technologies Ltd and assigned the remaining debt as well as all of our rights under the shareholders agreement and the management and consulting services agreement. In consideration, we received 4,000,000 NIS at the closing of the transaction and 2,000,000 NIS will be paid in six equal quarterly installments, linked to the Israeli consumer price index.

          Robomatix (Israel) Ltd., which we sold in 2002, was originally engaged in the production of inspection and measurement systems.  Its former United Kingdom subsidiary, Robomatix (U.K.) Ltd., provided maintenance services to customers who bought certain systems manufactured by Robomatix Israel.  During 1997 and 1998 Robomatix Israel eliminated its base of operations in Germany and discontinued production of the inspection and measurement systems.  In March 1999, it sold its holdings in the United Kingdom subsidiary to the general manager of the United Kingdom subsidiary for one-pound sterling.  The capital loss on this sale, taking into account the waiver of the balance of the current account with the United Kingdom subsidiary as of the transaction date, was $28,000.  The former United Kingdom subsidiary agreed to continue to provide services to customers of Robomatix Israel as of the date of the transaction in Europe, North America and the Far East.

          In September 2002, we entered into an agreement for the sale of all of our share holdings in Robomatix (Israel) Ltd. to SPL Software Ltd., an Israeli company also held by Silverboim Holdings Ltd., one of our principle shareholders. In accordance with the agreement SPL Software, will pay us NIS 2,700,000, payable in NIS in three equal installments. At the closing of the transaction, we received the first payment of NIS 900,000. The second payment and third payment are linked to the Israeli cost of living index and will be paid on the first and second anniversary of the transaction’s closing.

The Restructuring of Our Debt

          During the years that we were engaged in our original robotics operations, we incurred debt in an aggregate amount of approximately $20 million. At the beginning of 1999, we implemented a debt restructuring arrangement with our major creditor banks, in cooperation with the State of Israel, which guaranteed part of the loans, and with Heinrich Manderman, a former controlling shareholder of Robomatix, with respect to loans made by him and a company under his control.  Under the terms of this arrangement, in February 1999, our major creditor banks and the State of Israel received an aggregate payment of $4.5 million and, in August 1999, they received options to purchase an aggregate of 991,376 ordinary shares at an exercise price of $2.00 per ordinary share, exercisable over a five year period commencing March 1, 1999.  This restructuring satisfied the then entire outstanding debt balance of approximately $14.4 million to our major creditor banks and the State of Israel.  Heinrich Manderman received options to purchase 2,249,893 ordinary shares on the same terms and conditions as the options that were issued to the banks and the government, in satisfaction of our outstanding debt obligations to him and the company under his control, totaling approximately $5.6 million. To the best of our knowledge, as of December 31, 1999, there was a remaining outstanding debt of approximately $203,000 owed to a former controlling shareholder and the company under his control by one of our then non-active subsidiaries, Robomatix Europe GmbH.  During the year 2000, Robomatix Europe GmbH was liquidated.

Changes of Ownership and Capital Structure

          In October 1998, Focus Capital Group Ltd. and Avikam Leef purchased control of Robomatix from Heinrich Manderman.  Following this change of control, as described above, we discontinued and sold all of our remaining operating activities and implemented our debt restructuring arrangement.  On December 30, 1999, Silverboim Holdings Ltd., an Israeli company that acquires publicly traded companies in need of new activities, purchased the controlling block of our ordinary shares and various of our other securities from Focus Capital, Avikam Leef and Heinrich Manderman.  After this change of control we focused our efforts in raising the required capital to allow us to explore new business opportunities. We then started, and plan to continue, to utilize our capital and resources primarily to acquire substantial interests in promising technology based, Internet, communication or other operating companies or businesses.  We have two employees and Silverboim Holdings, our principal shareholder, also provides us with management and support services.  The following description elaborates on our activities following the discontinuation and sale of our remaining original operations.

          In 1999, we issued Focus Capital options to purchase two convertible debentures with an aggregate principal amount of $2,080,000. Prior to the sale of the controlling block of our ordinary shares to Silverboim Holdings, Focus Capital exercised their options to purchase the convertible debentures for an aggregate principal amount of $2,080,000.   Focus Capital assigned the debentures to Silverboim Holdings in consideration of $2,080,000.  The debentures were convertible into 3,000,000 ordinary shares at a conversion rate of $0.36 per share and an additional 2,000,000 ordinary shares at a conversion rate of $0.50 per share.  On January 11, 2000, Silverboim Holdings converted the debentures into 5,000,000 ordinary shares.

          On December 30, 1999, Silverboim Holdings purchased the controlling block of our ordinary shares, an aggregate of 2,735,950 ordinary shares, from Focus Capital, Avikam Leef and Heinrich Manderman, for a consideration of $2,042,000.  As part of the transaction, Silverboim Holdings also received options to purchase 200,000 ordinary shares at an exercise price of $3.00 per ordinary share, exercisable until January 8, 2001, and options to purchase 2,249,893 ordinary shares at an exercise price of $2.00 per ordinary share, exercisable for a period of five years commencing on March 1, 1999.  The options that were exercisable until January 8, 2001 were not exercised and have expired.   See “Item 6: Directors, Senior Management and Employees” and “Item 7: Major Shareholders and Related Party Transactions.”

          On January 31, 2000, we issued an aggregate of 1,750,000 ordinary shares to certain investors for an aggregate purchase price of $3,500,000.  On March 9, 2000, we issued an aggregate of 857,150 ordinary shares to certain investors for the aggregate purchase price of approximately $3,000,000. Under each of the share purchase agreements, we agreed to take all necessary actions in order to register these shares for resale under the Securities Act of 1933.  Our registration statement on Form F-3 for the registration for resale of 5,083,952 of our ordinary shares became effective on July 11, 2000.

          On February 29, 2000, Shrem, Fudim, Kelner Technologies Ltd. purchased from Silverboim Holdings 1,250,000 of our ordinary shares for an aggregate purchase price of $3,125,000.  In addition, Shrem, Fudim, Kelner Technologies received from Silverboim Holdings options to purchase 1,750,638 ordinary shares at an exercise price of $2.00, exercisable until March 1, 2004. On November 15, 2000, we entered into a consultation and management agreement with Silverboim Holdings, effective January 1, 2000, pursuant to which Silverboim Holdings provides management, consulting and support services for Robomatix in consideration for monthly payments of $10,000 plus VAT and reimbursement of reasonable expenses.  Additionally, on October 2000, our shareholders approved a services agreement with Silverboim Holdings, effective January 1, 2000, pursuant to which Silverboim Holdings provides us support and administrative services, including secretarial and computer services, office space and the payment of related expenses.  The service fees under this agreement are based on actual expenses up to $5,000 per month.  In 2001 and 2002, we made no actual payment to Silverboim Holdings for support, services and office space and management and consulting services, (except for actual out of pocket expenses in connection with the management and consulting agreement in an amount of $10,914) but allocated in our 2001 and in our 2002 financial statements $60,000 for support, services and office space and $120,000 for management and consulting services.

          On January 24, 2001 we issued to Gilex Holding B.V. 1,200,000 of our ordinary shares as partial consideration for the purchase from Gilex, through Mersa, of Franz Kalff, at a value of $1.75 per share.  Since the trading volume of our shares was low, the price per share was a result of negotiations and does not reflect the public share price of Robomatix’s shares.  The total purchase price was fully paid.

          On August 9, 2001 Silverboim Holdings purchased from Shrem, Fudim, Kelner Technologies 1,250,000 of our ordinary shares as part of a share exchange agreement between them.  In consideration for our 1,250,000 ordinary shares Silverboim Holdings provided Shrem, Fudim, Kelner Technologies with 181,057 of Crow Technologies 1977 Ltd., an Israeli public company traded in the NQB Pink Sheets.

Recent Principal Capital Expenditures

          On February 15, 2000, we entered into an agreement for the purchase of the assets of Silverboim Technology (1999) Ltd., a wholly owned subsidiary of Silverboim Holdings, for an aggregate purchase price of $885,000.  In an amendment to this agreement, dated November 15, 2000, Silverboim Holdings and Silverboim Technology agreed to indemnify us against any loss or damage that would result from the breach of any of their representations or covenants under the agreement.  The assets that we purchased under this agreement were:  an indirect interest in eLady Ltd., a convertible debenture in Dirad Technologies (1999) Ltd. and shares of Kasparov Chess Online Inc. Subsequently, we increased our direct and indirect holdings in Dirad, which also were exchanged for securities of Leader Tech Ltd. and increased our holdings in direct and indirect holdings in eLady.   On January 24, 2001 we purchased all of the share capital of Franz Kalff. Following reports on Kasparov’s financial difficulties, we wrote off our interests in Kasparov Chess Online Inc.

          eLady Ltd.   eLady is a Japanese Internet commerce portal for women.  eLady runs an Internet site through which it sells fashion accessories. Our interests in eLady are held indirectly through Belas Holdings B.V., a Dutch company. Prior to April 2003, eLady was wholly owned by Belas (other than options issued to employees). In April 2003, eLady entered into stock subscription agreements for the issuance of approximately 10% of its Series A Preferred Stock to new investors. As of May 31, 2003, Belas holds 84.73% of the share capital of eLady, on a fully diluted basis. We indirectly hold shares in Belas through Birkale Holdings, B.V. and Hillsborough Holdings B.V., both Dutch companies. We directly hold approximately 90% of the shares of Hillsborough. Our shares in Birkale Holdings B.V. are held through Niponet Holdings Ltd., an Israeli company, of which we own approximately 36%. Based on a review by our board of directors of the fair value of our indirect interests in eLady as of December 31, 2000, we decided to record an impairment loss of $2,000,000 from our long-term investment in eLady in our financial statements for the year ended December 31, 2000 and another $1,000,000 for the year ended December 31, 2001.  See “Item 5: Operating and Financial Review and Prospects.”

Dirad Technologies (1999) Ltd. and Leader Tech Ltd.

          Dirad is an Israeli company that invests in technology-based start-up companies and currently has a portfolio of approximately 20 companies.  Under the agreement with Silverboim Technology we purchased a convertible debenture in the amount of $170,000 of Dirad for $330,000.  The debenture matured on November 27, 2001, accruing interest of 2% per annum, and is convertible, only in full, into shares of Dirad in such an amount that equals 15% of the capital stock of Dirad on a fully diluted basis.  On September 17, 2000, the debenture became convertible into 896 ordinary shares of Dirad, representing 15% of the share capital of Dirad on that date.  Under the terms of the debenture and until the debenture matured, we had the right to veto any new issuance of Dirad’s securities, or if we chose not to veto such issuance, we could acquire such number of newly issued shares that will allow us to maintain a 15% share of the capital stock of Dirad.  Also, upon conversion of the debenture and as long as we hold at least 10% of the capital stock of Dirad, we will have the right to appoint a director or an inspector to the board of directors of Dirad.

          On October 12, 2000, after we chose not to veto a new issuance of securities, Dirad issued 4,028 shares to certain investors in consideration for $3,043,250.  We participated in this round of financing although we did not exercise our right under the debenture to purchase such number of shares that will maintain a 15% share of the share capital of Dirad.  We purchased 464 shares for a consideration of $350,000, resulting in our holding 13.60% of the share capital of Dirad, on an as converted, fully diluted, basis.  In addition, we hold 5% of the share capital of Dirad Management Technologies (2000) Ltd., an Israeli company that provided management services to Dirad in consideration for management fees and preference in distribution of dividends.  The share purchase agreement provided for a nine-member board of directors, of which we were entitled to appoint one member. Our representative to the board of directors resigned on April 29, 2002 as part of the agreement with Leader Tech.

          On December 10, 2001, we and the other shareholders of Dirad entered into an agreement with Leader Tech Ltd. to sell all holdings in Dirad to Leader. This agreement was concluded on April 29, 2002. In return for our holdings in Dirad we received 2,167,321 ordinary shares of Leader, constituting 4.4% of the issued share capital of Leader. In addition we continue to hold 5% of the share capital of Dirad Management Technologies (2000) Ltd. who together with Leader Holdings and Investments Ltd. entered into a management services agreement with Leader Tech.  Pursuant to the services agreement Dirad Management Technologies and Leader Holdings and Investments shall receive in consideration for the provision of management services, a payment equal to 3% of the paid in equity of Leader Tech and in any event not less than $225,000 per year. Of this consideration Dirad Management Technologies will be entitled to 1/3 of the management fees. Robomatix provided for an impairment loss of $390,000 based on the opinion of its management of the fair market value of its holdings in Leader Tech.

Franz Kalff GmbH

          In January 2001, Mersa Holdings B.V., a Dutch company that is one of our wholly-owned subsidiaries, purchased all of the outstanding share capital of Franz Kalff from Gilex Holdings B.V. Franz Kalff is a German company engaged in the business of manufacturing through contractors, marketing and sale of first aid kits primarily for the automotive industry. At the time of the closing, Gilex held 7.98% of the issued and outstanding ordinary shares of Silverboim Holdings, and 29.8% of the capital share of Silverboim Holdings, on a fully diluted basis.  Additionally, Gilex has one representative on the board of directors of Silverboim Holdings.  For the current percentage of holdings of Gilex in Silverboim Holdings, see “Item 7: Major Shareholders and Related Party Transactions.”

          We paid $9 million for the share capital of Franz Kalff. The purchase price was determined in negotiations with Gilex and was based upon our investigations as to the German and European market for first aid kits, its growth potential and the legal, business and financial condition and results of operations of Franz Kalff.  The purchase price was based on a valuation of Franz Kalff conducted by Deloite & Touche, dated December 2000 and comprised of: $6.3 million paid by Mersa in cash and $2.1 million paid in the form of 1.2 million of our ordinary shares  , which we issued to Gilex on January 24, 2001.  In addition, Mersa issued a promissory note in the principal amount of $600,000 to Gilex, which was cancelled on or about February 28, 2001.  A guarantee agreement, dated January 24, 2001, by and between us and Gilex provides for the guarantee of Mersa’s representations and undertakings under the agreement for the purchase of Franz Kalff’s share capital.  Our ordinary shares that were issued to Gilex represent approximately 8.8% of our issued and outstanding ordinary shares immediately following such issuance.   In addition, Gilex and Starmites Corporation N.V., agreed to assign to Mersa a number of shareholders’ and other loans previously advanced to Franz Kalff and its affiliate. These loans are non-interest bearing and are payable upon demand.

          Mersa borrowed $6.3 million of the cash purchase price from us and an additional $2.1 million, the value of the ordinary shares issued by us to Gilex as part of the purchase price of the share capital of Franz Kalff.  We advanced $800,000 to Mersa from our available cash reserves and financed the remainder of the loan to Mersa through a secured loan that we took from Bank Hapoalim in a principal amount in Euro equal to $5.5 million. In December 2002, Franz Kalff sold its land for the aggregate amount of $3,500,000. The amount of $3,500,000 was distributed to Mersa. Mersa paid to us $2,500,000  which we  used to repay Bank Hapoalim. The loan is currently denominated in Swiss Francs and bears interest at the variable LIBOR (applicable to Swiss Franc deposits) rate plus 2.5% per annum. As of the date of this report, the terms and schedule of the repayment of the remainder of the loan have not been finalized with Bank Hapoalim. According to an agreement with Bank Hapoalim, dated January 18, 2001, our obligations to the Bank remain secured by security interests in:  all of our assets, whether now owned or later acquired; our bank account at Bank Hapoalim and in any moneys, assets or rights whether now or later deposited or existing therein; and all payments to be received from Mersa as dividends or as management fees; and Mersa’s bank account and in any moneys, assets or rights whether now or later deposited or existing therein. Silverboim Holdings, our controlling shareholder, guaranteed our loan. The agreement limits the right of Mersa to sell its shares in Franz Kalff or to issue and sell its own shares to third parties.   In addition, subject to the requirements of the law and the ordinary course of business of Mersa, we have agreed to use our best efforts to cause Mersa to pay dividends as part of its regular course of business, and upon payments of dividends, to deposit these payments in our bank account.  These payments shall then be used to repay the loan.

Insurance Company Investments

          In November 2002, we entered into two agreements with the Israel Land Development Insurance Holdings Ltd. for the purchase of minority shareholdings in two of its subsidiary insurance companies. Israel Land Development Insurance Holdings is part of the Israel Land Development group, which maintains a diversified portfolio of business enterprise, with activities in publishing and other media, real estate development and property management, leisure products, insurance and hotels.

          In an agreement with the Israel Land Development Insurance Holdings Ltd. we purchased for NIS 6,000,000 approximately 2.4% of the shares of the Israel Land Development Insurance Company Ltd., a private multi-line insurance company. In the agreement, we received a put option to sell all the purchased shares to Israel Land Development Insurance Holdings and to purchase shares in ICIC - The Israeli Credit Insurance Company Ltd. at a guaranteed purchase price.  This option is exercisable from April 1, 2004 through March 31, 2005. We received a second alternative put option to sell all the purchased shares to Israel Land Development Insurance Holdings and to purchase its shares at a guaranteed purchase price. This option is exercisable from April 1, 2004 through August 31, 2004. In addition, we granted Israel Land Development Insurance Holdings a call option to purchase our shares in the Israel Land Development Insurance Company for NIS 6,000,000 (linked to the Israeli Consumer Price Index for October 2003) plus 150% of the agreed upon interest rate accrued from the date of the agreement to the exercise of this option. This call option is exercisable at any time by Israel Land Development Insurance Holdings.

          Simultaneously with the investment, we entered into a consulting agreement with Israel Land Development Insurance Company Ltd.  According to the consulting agreement, we will provide Israel Land Development Insurance Company with financial consulting services in return for approximately NIS 250,000, per year, until the end of 2009.

          In addition, we purchased for NIS 4,000,000 approximately 5.3% of the shares of ICIC – The Israel Credit Insurance Company Ltd., which insures credit-based export and local transactions. In the agreement, we received a put option to sell all the purchased shares to Israel Land Development Insurance Holdings for NIS 4,000,000 (linked to the Israeli Consumer Price Index for October 2003) plus interest accrued from the date of the agreement to the exercise of the option. This option is exercisable from April 1, 2004 through August 31, 2004. In addition, we granted Israel Land Development Insurance Holdings a call option to purchase our shares in ICIC – The Israel Credit Insurance Company Ltd. for NIS 4,000,000 linked to the Israeli Consumer Price Index for October 2003) plus 150% of the agreed upon interest rate accrued from the date of the agreement to the exercise of this option. This call option is exercisable at any time by Israel Land Development Insurance Holdings.

          Our shares in Israel Land Development Insurance Company Ltd. and ICIC – The Israel Credit Insurance Company Ltd. are pledged to Bank Hapoalim B.M. as security for a credit facility provided by the bank for these transactions. In addition, as part of the arrangement with the bank, the shares are currently held by the bank’s trust company.

B.  Business Overview

          As a holding company our business is conducted through our subsidiaries and other companies in which we hold substantial interests.  We wholly own Franz Kalff GmbH, which is an operating company.  We do not hold controlling interests in LeaderTech, eLady and our insurance related portfolio companies and therefore our business related discussion throughout this report focuses on the business of Franz Kalff.

Franz Kalff GmbH

          Franz Kalff was incorporated under the laws of Germany in 1883 and was originally engaged in the processing of cotton and production of bandages.  In the late 1980’s the share capital of Franz Kalff was purchased by Gilex, at which time Franz Kalff has already been engaged in the business of manufacturing and selling first aid kits.  In 1996, following several unprofitable years, Franz Kalff decided to discontinue the in-house manufacturing of first aid kits and focus on marketing and sale while engaging outside contractors and suppliers to manufacture the first aid kits.  As a result, approximately 150 employees were released and portions of the production facilities and warehouses were leased to third parties.  In 2002, Franz Kalff sold its land and leased it back from the buyer of the land.  Since 1997, and following the hiring of the current managing director of Franz Kalff, Mr. Gunther Schuftan, Franz Kalff has shown profit.

          Today, Franz Kalff is among the leading suppliers of first aid kits in Germany. The market for first aid kits in Germany is one of the largest in the world because of legislation requiring all car owners to keep an adequate first aid kit in their vehicles. Franz Kalff’s growth potential is based, in part, on similar legislation being enacted in the future in other member countries of the European Union.  Since first aid products are subject to rigid quality standards, this industry does not present many opportunities to achieve a competitive edge.  However, Franz Kalff has achieved its competitive edge through its patented inner design of the kits and its long lasting business relations in the market place.

          The address and phone number of Franz Kalff’s registered office and principal place of business is:

Franz Kalff GmbH
Dechant-Wolfgarten-Strabe 85
D-53881 Euskirchen, Germany
Tel: (49-2) 251-6260

          Franz Kalff engages two contractors who are responsible for the packaging of the first aid kits pursuant to its specific instructions.  The contractors receive the items comprising the first aid kits and their casings from Franz Kalff, which purchases them from various suppliers, depending, among other things, on the item’s quality requirements. Franz Kalff’s customers consist of chain retail stores and automobile manufacturers. It has approximately 200 customers with approximately 6,000 points of sale.   Franz Kalff has had continuing relations with most of its principal customers, which include Metro-Group, Aldi-Group, REWE-Group, LIDL-Group (leading retail stores in Germany), Ford-Group and BMW. Revenues from sales to its five principal customers in the year 2002 constituted approximately 49% of Franz Kalff’s total revenues.   Germany is the principal market place for Franz Kalff’s first aid kits (82% of sales) although Franz Kalff has marketed and sold its products in other member countries of the European Union.  Sales outside Germany are made through outside distributors and independent agents.

          Products. Franz Kalff manufactures through contractors, markets and sells approximately 20 types of first aid kits.   The principal differences between the various types of the first aid kits relate to the intended use of the kit. The first aid kits that are required to be kept in every car and motorcycle must meet very specific standards that are set by the German Institute for Norms, the Deutsche Institut fur Normung.  The German Institute specifies not only what items should be in each kit and their quantity but also their quality.  For example, the German Institute specifies the length, width and material of every required bandage dressing in the kit.  First aid kits intended for use in places of business are also subject to specifications.

          Under German law, there are various kinds of certifications required in order to market and sell first aid kits. Franz Kalff was certified under ISO 9002 and EN 46002. In March 2003, Franz Kalff is certified under the new standards DIN-ISO 9001:2000, EN-ISO 13485 and 9342 EWG standards. The contents of other first aid kits which are not subject to specification are also determined by their intended use.  For example, the first aid kits intended for use in a household contain more items than the kits intended for cars and motorcycles, in order to provide for more risk related situations not encountered on the road.  The casing of the first aid kits is the other difference between the various types of kits.  The kits are offered in plastic boxes or nylon bags, in various colors and with different designs of the inner bags.  Franz Kalff has a patent with respect to several inner bag designs, which contain visible separate compartments for each item and appropriate illustrations on each compartment.

          The percentages of total revenues of Franz Kalff in the last three years by type of first aid kits are set forth in the following table:

Type of First Aid Kit	2000	2001	2002

	% of total revenues	% of total revenues	% of total revenues
First aid kits meeting the German Institute standards	90	89.8	90%
First aid kits not meeting the German Institute standards	6.2	6.6	7%
First-aid blanket	1.4	1.2	—
First aid kits meeting the German Institute standards for industrial use	2.4	2.4	3%

Total	100.0	100.0	100.0

          Franz Kalff purchases the items for the first aid kits and empty casings from approximately 14 suppliers in Germany and outside of Germany.  German suppliers primarily provide products that are required to be sterile.  Other products are purchased from, among other entities, Asian suppliers. Casings for the first aid kits are purchased from suppliers from the Netherlands and Italy.  In the year 2002, Franz Kalff had four principal suppliers, each providing 10% or more of the total items purchased by Franz Kalff (two suppliers providing approximately 10% of the total items purchased, one supplier providing approximately 11% of the total items purchased and one supplier providing approximately 18% of the total items purchased).  Although Franz Kalff continually seeks to diversify its pool of suppliers, it believes that it is not dependant on any particular supplier because there are other alternative suppliers that can provide the required items for similar prices.  Since many items comprising the first aid kits are subject to German Institute specifications, Franz Kalff is required to purchase these items from suppliers that are properly certified to provide them.  In addition to the verification that the suppliers are certified to provide the items, the quality assurance personnel at Franz Kalff make regular visits to the production facilities of its suppliers to confirm that they meet the industry requirements.

          Usually, Franz Kalff does not enter into written long-term agreements with its suppliers to allow for flexibility in quantities according to market conditions.  At the beginning of the engagement, Franz Kalff estimates what would be the scopes of its orders for the contract period, which is a year at most, and the supplier sets its prices according to such estimates.

          The prices of the first aid kit’s items are not inherently volatile.  Other than the effect of crude oil prices and cellulose prices, such prices are principally affected by general economic conditions.  Crude oil is used for the production of the nylon bags that Franz Kalff purchases for the casing of the first aid kits.   General economic conditions in Germany effect not only the prices of items purchased from German suppliers but also the exchange rate of the US dollar and British pound, which effect the cost of items purchased from non-German suppliers.

          Patents and Trademarks.   Franz Kalff has 30 registrations of patents on designs and 36 registrations of trademarks, which protect its inner bag designs and brand names within several European countries, such as Germany, England, Spain, Switzerland, France, Italy, The Netherlands and Portugal.  Franz Kalff is dependent on the continued use of the name “Kalff.”  Its patented inner bags provide Franz Kalff a competitive advantage and sales of first aid kits in which items are packaged in such patented inner bags have increased over the past few years.

          Packaging.   Franz Kalff engages two contractors to package its first aid kits.  The kits are packaged pursuant to specifications of quality, quantity and inventory provided, and regularly observed, by Franz Kalff.  The contractor that performs approximately two thirds of the packaging for Franz Kalff also leases its operational space from Franz Kalff’s subsidiary. Although Franz Kalff works with only these two contractors, it is not dependent on them because it believes that it could efficiently create a packaging department within Franz Kalff or engage another contractor that is located in the vicinity of its place of business.  Franz Kalff has a contract with each of its contractors for a term of one year to be extended automatically each year for an additional one year period each unless terminated by a six months prior notice.

          Selling and Marketing.   Franz Kalff markets and sells its first aid kits to retail stores and car manufacturers. It is the leading supplier of first aid kits to retail stores in Germany, selling approximately 63% of the first aid products in this market.   The German market for first aid kits is affected by the law requiring that a standard first aid kit be kept in every car.  In the event that a first aid kit is not provided by the car manufacturer, every owner of a new car needs to purchase a first aid kit that meets the German Institute specifications. The law requires that the sterile items of every first aid kit be replaced every five years.  In 1998 and 1999, the demand for first aid kits substantially increased as a result of changes to the German Institute specifications applicable to these first aid kits.  This change forced all owners of new cars to purchase first aid kits that would meet the new specifications.  Other car owners also purchased new first aid kits in order to carry the best available item.  In 2001 and 2002, there has been a significant increase in Franz Kalff’s sales outside of Germany.  This trend is expected to develop further, especially if other members of the European Union will adopt legislation requiring car owners to keep first aid kits in their cars.

          The percentages of total revenues of Franz Kalff in the last three years by marketing channels are set forth in the following table:

Marketing Channels	2000	2001	2002

	% of total revenues	% of total revenues	% of total revenues

Retail stores	75.6	74.4	63.4

Car manufacturers	24.4	25.6	36.6

Total	100.0	100.0	100.0

          The percentages of total revenues of Franz Kalff in the last three years by geographic markets are set forth in the following table:

Geographical Area	2000	2001	2002

	% of total revenues	% of total revenues	% of total revenues

Germany	89.7	86.06	82.0
Export	10.3	13.94	18.0

Total	100.0	100.0	100.0

          The principal retail store customers of Franz Kalff are Metro-Group, Aldi Nord, Aldi Sud, REWE-Group and Lidl-Group, and the principal car manufacturers customers of Franz Kalff are BMW, Ford-Group and VW (Audi).  Franz Kalff is the exclusive provider for Ford and provides specific types of first aid kits exclusively to Audi.  Generally, retail stores use only one provider and car manufacturer use one provider for a specific car model.  Agreements with retail stores are usually for a term of one to three years, providing for a target quantity, the type of products to be purchased and the terms of payment.  Customers are generally provided with a credit period of 30 to 90 days.  The retail stores typically assume responsibility for the promotion of the products.  Agreements with car manufacturers relate to the period of production of a specific car model and they customarily provide for a 30 days credit period.  Franz Kalff’s revenues from sales to its five principal customers in the year 2002 constituted approximately 49% of its total revenues and therefore Franz Kalff’s business is dependent on the continuation of these relations.  However, since Franz Kalff has been providing its kits for most of these customers for many years, it believes that its business relations with them will continue.

          Sales during the first six months of the years 1999 through 2002 have been higher than sales during the later six months of these years because retail stores normally conduct promotions and provide discounts with respect to first aid kits products during the first six months of each year.

          Sales outside of Germany and to certain car manufacturers are made through outside distributors who receive commissions at varying percentages of the consideration received from the sale of the kits.  Agreements between Franz Kalff and its distributors are in some cases verbal and terminable at will, and in most cases, written and terminable by a three months prior notice.  Agreements with entities outside of Germany would ordinarily provide for a single order of kits.

          Competition.  Franz Kalff is among the leading providers of first aid kits for cars in Germany. Its major competitors are Paul Hartman AG, Holthaus Medical, Leina Werke and Hans Hepp GmbH.

          According to Franz Kalff’s estimates, first aid kits that are designed for use in cars and meet the required German Institute specifications are sold primarily through retail stores (approximately 40%), car manufacturers (approximately 36%) and other stores, such as supermarkets, department stores and car accessories stores (approximately 24%).  Sales of first aid kits for cars constitute approximately 90% of the total sales of first aid kits while sales of first aid kits for the household sector, industrial sector and recreational activities constitute approximately 2%, 2% and 6%, of the total sales of first aid kits, respectively.  However, due to their accessibility, more than half of the first aid kits that are designed for use in cars, are used by consumers in other circumstances, such as in the household, in work places or during recreational activities.

          In the year 2002, Franz Kalff was a dominant provider of first aid kits for cars to retail stores and car manufacturers in Germany and its leading products were the first aid kits for cars and recreational activities.  It is difficult to estimate the share market percentages of each competitor in each sector, but based on Franz Kalff’s knowledge of the German market for first aid kits, it has estimated that sales of its first aid kits constitute more that a third of the total sales of first aid kits for cars in the German market.  Franz Kalff has further estimated that, in the retail stores level, sales of its first aid kits constitute more than three quarters of the sales of first aid kits for cars, and in the car manufacturers level, sales of its first aid kits constitute a little less than a third of the sales of first aid kits.

          Although there are several companies competing in the German market for first aid kits, most companies are dominant only in certain sectors.   Franz Kalff has maintained its competitive edge by developing its unique inner bag designs and casings and thereby creating a distinguishable product, and by maintaining high quality products.  Its continuous success depends on its ability to penetrate into other sectors of the market and to maintain the quality of its products and the level of its customer service.  In addition, it is likely that competition will increase if the size of the market increases as a result of the adoption by other members of the European Union of legislation requiring car owners to maintain first aid kits in their cars. Therefore, maintaining and developing Franz Kalff’s connections outside of Germany are also important.

          Subsidiaries.   In 2002, Franz Kalff merged with its limited partnership subsidiary, Franz Kalff GmbH & Co. Industrieanlagen-Kommanditgesellschaft. Pursuant to the court order, the assets of the limited partnership accrued to Franz Kalff without liquidation. In addition, Franz Kalff is the sole shareholder of Primacura Verwaltungs GmbH, a German corporation.  Primacura was originally engaged in the distribution of certain products of Franz Kalff.

          Property, Plants and Equipment.  Through its subsidiaries, Franz Kalff was the owner of land in Euskirchen, Germany where its offices and production and warehouse facilities are located. In 2002, as a result of the court approved merger, Franz Kalff became the direct owner of the land, which has a total surface area of 63,245 square meters, of which 15,003 square meters contain buildings and other facilities. Franz Kalff uses only a small portion of these land and facilities for storage and its offices.  Other portions are leased to third parties. In December 2002, following transfer of the land from the subsidiaries to Franz Kalff, Franz Kalff entered into an agreement for the sale of the land to the Israel Land Development Insurance Company Ltd. for $3,500,000. Simultaneously, Israel Land Development Insurance Company leased back to Franz Kalff the facilities for a fifteen year period, for annual rent of $350,000. In connection with the leaseback of the land, we obtained a bank guarantee for the sum of $ 350,000 from Bank Hapoalim. In addition, Silverboim gave the purchaser (lessor) an independent guarantee in connection with the lease. Franz Kalff continues to sublease the majority of the land to third parties. The annual income from these sub-leases is approximately € 80,000. Franz Kalff believes that its offices are adequate to serve its needs for the foreseeable future.

          Some of the materials used by one of the tenants of Franz Kalff, Franz Kalff Vliesstoffe GmbH, are considered environmentally hazardous.  Liability for environmental damages to the land under German law rests with both the owner of the damaged land and the person who caused the damage.  Franz Kalff is insured against environmental liability under a policy that covers Franz Kalff Vliesstoffe GmbH as well.  Franz Kalff Vliesstoffe GmbH pays for approximately 90% of the costs of this insurance.

C.  Organizational Structure

          Robomatix is a member of the “Silverboim Group” of companies, which is a diversified group of companies in Israel, including high-technology and real estate companies. See “Item 7- Major Shareholders and Related Party Transactions” for details of Silverboim’s holdings in Robomatix.

          See Exhibit 8.1 for a list of our significant subsidiaries and portfolio investments.

D.  Property, Plants and Equipment

          Our offices are located at 1 Azrieli Center, Tel-Aviv, Israel, where the offices of Silverboim Holdings, our principal shareholder, are located.  On October 2000, our shareholders approved a services agreement with Silverboim Holdings, effective January 1, 2000, pursuant to which Silverboim Holdings provides us with support and administrative services, including secretarial and computer services, office space and the payment of related expenses.  The service fees under this agreement are based on actual expenses up to $5,000 per month.  In 2000 and 2001, we did not pay Silverboim Holdings any amount under the services agreement but allocated $60,000 in our 2001 financial and in our 2002 financial statements. We believe that this is the fair market value of the services that we receive from Silverboim and the office space that we occupy.

          We believe that our offices are adequate to serve our needs for the foreseeable future.

          For the property of Franz Kalff, see “Business Overview - Property, Plants and Equipment.”

Item 5:  Operating and Financial Review and Prospects

Selected Financial Data

          The following selected financial data has been derived from our audited consolidated financial statements for the periods, which have been prepared in accordance with United States GAAP. Our audited consolidated financial statements include, in the opinion of management, all adjustments necessary to fairly present the financial position and results of operations of our company for those periods.  Our selected consolidated statements of operations data for the years ended December 31, 2000, 2001 and 2002 and our selected consolidated balance sheet data as of December 31, 2001 and 2002 have been derived from our consolidated financial statements, included elsewhere in this report.  Our selected balance sheet data of Robomatix for the year ended December 31, 1999 have been derived from our consolidated financial statements not included elsewhere in this report.  Our historical financial data prior to the acquisition of the shares of Franz Kalff is not necessarily indicative of our future operating results or financial condition.

          The financial data set forth below should be read in conjunction with our consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this annual report.

	Year ended December 31,

Statement of Operations Data	1998	1999	2000	2001	2002

	(United States dollars in thousands, except per share data)

Sales	-	-	-	8,235 *	8,704
Cost of Sales	-	-	-	6,322	6,708
Gross Profit	-	-	-	1913	1,996
Selling and marketing expenses	-	-	-	(575)*	(655)
General and administrative expenses	222	294	(751)	(1762)	(1,471)

Operating loss	(222)	(294)	(751)	(424)	(130)
Other income	-	40	50	362	257
Impairment on long-term investment	-	-	(2,079)	(1,390)	-
Financial income (expenses), net	-	-	285	(284)	(191)
Income (loss) before taxes on income	(222)	(254)	(2,495)	(1,736)	(64)
Tax on income	-	-	-	88	378

Loss from continuing operations before extraordinary items	(222)	(254)	(2,495)	(1,824)	(442)
Discontinued operations:
Loss from segment’s operations	(2,609)	(954)	-	-	-
Gain (loss) from disposal of segment	(1,063)	4,812	-	-	-

Net gain (loss) from discontinued operations.	(3,672)	3,858	-	-	-
					(442)
Income (loss) before extraordinary items	(3,894)	3,604	(2,495)	(1,824)
Extraordinary items	9,803	1,220	-	-
Net income (loss)	5,909	4,824	(2,495)	(1,824)	(442)
Net earnings (loss) per share - basic and diluted	1.24	1.01	(0.21)	(0.13)	(0.03)

Weighted average number of shares used in computing basic net earnings (loss) per share	4,772	4,772	11,862	13,521	13,600

Weighted average number of shares used in computing diluted net earning (loss) per shares	4,772	4,772	11,862	13,587	13,600

* Reclassified.

	December 31,

Balance Sheet Data	1998	1999	2000	2001	2002

	(United States dollars in thousands)

Working capital	(5,583)	1,580	952	872	1,468
Total assets	2,063	2,372	6,130	12,926	14,414
Total liabilities	7,389	2,854	966	7,576	8,864
Shareholders’ equity (deficiency)	(5,326)	(482)	5,164	5,350	5,550

Overview

          The following discussion should be read in conjunction with selected financial data included above, our Consolidated Financial Statements and the related Notes thereto included in this report and incorporated herein by reference and “Item 4: Information on the Company.”

          We were originally engaged in the fields of laser-based robotic components, standardized on-line quality assurance systems and parallel associative computing.  However, by February 1999, all of our operating activities in these fields were either sold or discontinued. Pursuant to United States GAAP, the results of operations of our sold or discontinued operations are reflected as losses from discontinued operations.  In 2000 we implemented our new business objectives and raised funds and purchased interests principally in eLady and Dirad.  Due to market conditions and the difficulties being experienced by start-up companies in raising funds for their operations, we provided in our financial statements as of December 31, 2000 for impairment losses from long-term investments aggregating approximately $2,079,000 and impairment losses from long-term investments aggregating approximately $1,390,000 in our financial statements as of December 31, 2001.  We purchased the shares of Franz Kalff on January 24, 2001 and therefore Franz Kalff’s financial statements are only consolidated for the year 2001.

          Our results of operations for the years 1998 and 1999 were significantly affected by the gradual discontinuation and sale of our original activities. We therefore believe that they are not indicative of our future results of operations and that they are not comparable to our results of operations for the years 2000,  2001 and 2002.

Operating Results

          The following table sets forth certain statement of operations data as a percentage of sales for the years indicated.

	Year Ended December 31,

	2000*	2001	2002

Statement of Operations Data:
Sales	—	100%	100%
Cost of sales	—	76.8	77.1
Gross profit (loss)	—	(23.2)	(22.9)
Research and development expenses, net	—	—	—
Marketing, general and administrative expenses	—	28.4	24.4

Operating loss	—	5.1	1.5
Financial income (expense), net	—	(3.4)	(2.2)
Other income (expense)	—	4.4	3.0

Loss before income tax benefit (expense)	—	(21.1)	0.7
Income tax benefit (expense)	—	(1.1)	(4.3)
Net Loss	—	22.1	(5.1)

* In 2000, we had discontinued our previous activity and not yet purchased Franz Kalff.
Hence, there are no sales figures for 2000.

          Sales. Sales in 2002 increased to $8,704,000 from $ 8,235,000 in 2001. This change indicates consistent sales since the acquisition of Franz Kalff. The difference is a result of Euro/Dollar exchange rate fluctuations and the fact the Franz Kalff’s sales are in Euro and our financial statements are in Dollars. The sales in these years is attributed to the sales of Franz Kalff, which we purchased on January 24, 2001 and therefore cannot be compared to 2000.

          Cost of Sales. Costs of sales in 2002 increased to $6,708,000 compared to $6,322,000 for 2001. This increase is attributable Euro/Dollar exchange rate fluctuations and the fact the Franz Kalff’s sales are in Euro and our financial statements are in Dollars. The cost of sales in 2001 are attributed to Franz Kalff which we purchased on January 24, 2001 and therefore cannot be compared to 2000.

          Gross Profit.  Gross profit in 2002 was $ 1,996,000 compared with a gross profit of $ 1,913,000. The difference is a result of Euro/Dollar exchange rate fluctuations and the fact the Franz Kalff’s sales are in Euro and our financial statements are in Dollars. The gross profit in these years is attributed to the activity of Franz Kalff, which we purchased on January 24, 2001 and therefore cannot be compared to 2000.

          Research and Development Expenses, Net. Following the discontinuation of our previous business, we ceased research and development activities. Therefore, for the years 2002, 2001 and 2000 we had no research and development expenses.

          Marketing, General and Administrative Expenses. Marketing, general and administrative expenses in 2002 were $ 2,126,000 as compared to $ 2,337,000 in 2001 and $ 751,000 in 2000. The decrease of $ 211,000 in the year 2002 as compared to the year 2001 is a result of efficiency and savings measures taken in Robomatix. The increase of $ 1,586,000 in 2001 expenses compared to 2000 was the result of the acquisition of Kalff in January 2001.

          Operating Loss.Operating loss in 2002 was $130,000 compared to $424,000 in 2001 and $ 751,000 in 2000. The decreased loss in 2002 was due to efficiency and savings measure taken in Robomatix, Euro/Dollar exchange rate fluctuations and the fact the Franz Kalff’s sales are in Euro and our financial statements are in Dollars. The figures for 2002 and 2001 are derived primarily from Franz Kalff, which we purchased on January 24, 2001 and therefore cannot be compared to 2000.

          Financial Income (expenses), net . Financial expenses for  the year 2002 were $191,000 compared to $284,000 in 2001 and financial income of $ 285,000 in 2000. Financial expenses for the years 2002 and 2001 were attributable to interest paid to banks resulting from the long-term loan we took to finance the acquisition of Kalff compared to financial income for the year 2000 which was attributable to interest paid on the balance of our deposits of the amounts received from the December 30, 1999 issuance of convertible debentures, which were later converted, and net proceeds from our private placements in January and March of 2000. See “Item 4: Information on the Company - History and Development - Changes in Capital and Capital Structure.”

          Other Income (Expenses), net.  Other income, net, in 2002 was $ 257,000 compared to other income, net, of $362,000 in 2001 and $ 50,000 in 2000. Other income, net for the year 2002 was primarily attributable to lease income received by Franz Kalff. Other income, net for the year 2001 was primarily attributable to income from rent, aggregating approximately $362,000 and a one-time compensation in consideration for the waiver of the right to royalties.  In 2000, the other income were primarily attributable to fees that we received from Belas Holdings B.V., the sole shareholder of eLady, for our placing services with respect to its October 2000 round of financing, that decreased our other expenses by approximately $50,000.  See “Impairment Losses” below. Other income for the year 2000 was attributable to a commission that we received for placement services.  See “Item 4: Information on the Company - History and Development - The Sale and Discontinuation of Our Original Activities and Recent Principal Capital Expenditures and Divestitures.”

          Taxes on Income.Taxes on income in 2002 were $ 378,000 compared to $88,000 in 2001. Taxes on income in 2002 was primarily due to taxes on non-deductable expenses and in 2001 from non-deductable expenses and a deferred tax on losses for which valuation allowance was provided. The figures for 2002 and 2001 are derived primarily from Franz Kalff, which we purchased on January 24, 2001 and therefore cannot be compared to 2000.

          Loss.  For the year 2002, we had a net loss of $ 442,000 compared with a net loss of $1,824,000 in 2001 and a net loss of $ 2,495,000 in the year 2000.

Conditions in Israel

          We are incorporated under Israeli law, its offices are located in Israel and its officers and directors reside in Israel.  Accordingly, political, economic and military conditions in Israel directly affect our financial condition.

          Political Conditions.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors.  A state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel.  Israel signed a peace agreement with Egypt in 1979 and with Jordan in 1994.  Since 1993, several agreements have been signed between Israel and Palestinian representatives regarding conditions in West Bank and Gaza.  On May 2000, the Israeli Defense Forces withdrew from Lebanon.  There has been an increase in hostilities, civil unrest, terrorist activities and military action, which began in September 2000 and which have continued with varying levels of severity into 2003. We cannot predict what will be the effect of these occurrences on the political situation in Israel and, consequently, on our financial condition.

          There are countries, companies and organizations that continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies.  We believe that in the past this boycott has not had a material adverse effect on our business.  However, restrictive laws, policies or practices directed towards Israel or Israeli businesses could possibly have an adverse impact on the expansion of our business.

          All male adult citizens and permanent residents of Israel under the age of 48 are obligated, unless exempt, to perform military reserve duty annually.  Additionally, all these individuals are subject to being called to active duty at any time under emergency circumstances.  Our chief executive officer and all of our male Board members are currently obligated to perform annual reserve duty.  While we have operated effectively under these requirements in the past, we cannot assess the full impact of these requirements on our business if conditions should change.  In addition, we cannot predict the effect on our business of a state of emergency in which large numbers of individuals are called up for active duty.

          Economic Conditions.  Israel’s economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest.  The Israeli Government has, for these and other reasons, intervened in the economy, by utilizing, among other things, fiscal and monetary policies, import duties, foreign currency restrictions and control of wages, prices and exchange rates.  The Israeli Government has periodically changed its policies in all these areas.

          Israeli law limits foreign currency transactions and transactions between Israeli and non-Israeli residents.  In May 1998, the Bank of Israel liberalized its foreign currency regulations by issuing a new “general permit” pursuant to which foreign currency transactions are generally permitted, although certain restrictions still apply.  Restricted transactions include foreign currency transactions by institutional investors, including futures contracts by foreign residents for periods of more than one month, and investments outside of Israel by pension funds and insurers.  Under the new general permit, all foreign currency transactions must be reported to the Bank of Israel.

          The Israeli Government’s monetary policy contributed to relative price and exchange rate stability in recent years, despite fluctuating rates of economic growth and a high rate of unemployment.  There can be no assurance that the Israeli Government will be successful in its attempts to keep prices and exchange rates stable.  Price and exchange rate instability may have a material adverse effect on our business.

          Because exchange rates between the NIS and the dollar fluctuate continuously (albeit with a historically declining trend in the value of the NIS), exchange rate fluctuations and especially larger periodic devaluations could have an impact on our profitability and period-to-period comparisons of our results.  Such impact is generally recorded in our financial statements as financial income or expense.  We do not hedge against fluctuations in currency exchange rates, but we may do so in the future.

          Trade Relations.  Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation.  Israel is also a member of the World Trade Organization and is a signatory of the Global Agreement on Trade in Services and to the Agreement on Basic Telecommunications Services.  In addition, Israel has been granted preferences under the Generalized System of Preferences from the United States, Australia, Canada and Japan.  These preferences allow Israel to export the products covered by such programs either duty-free or at reduced tariffs.

          Israel and the European Union concluded a Free Trade Agreement in 1975.  This agreement confers advantages with respect to Israeli exports to most European countries and obligates Israel to lower its tariffs with respect to imports from these countries over a number of years.  In November 1995, Israel entered into a new agreement with the European Union, which redefines rules of origin and includes other improvements, such as providing for Israel to become a member of the research and technology programs of the European Union.  In 1985, Israel and the United States entered into an agreement to establish a free trade area.  The free trade area has eliminated all tariff and some non-tariff barriers on most trade between the two countries.  On January 1, 1993, an agreement between Israel and the EFTA, which includes Austria, Norway, Finland, Sweden, Switzerland, Iceland and Liechtenstein, established a free-trade zone between Israel and the EFTA nations.  In recent years, Israel has established commercial and trade relations with a number of other nations, including Russia, China, India, Turkey and other nations in Eastern Europe and Asia.

          Assistance from the United States.  Israel receives significant amounts of economic and military assistance from the Unites States, averaging approximately $3 billion annually over the last several years.  We cannot assure that foreign aid from the United States will continue at or near amounts received in the past.  If the grants for economic and military assistance are eliminated or reduced significantly, the Israeli economy could suffer material adverse consequences.

Liquidity and Capital Resources

          Our cash and cash equivalents aggregated $381,000, $327,000 and $1,269,000 as of December 31, 2002, December 31, 2001 and December 31, 2000, respectively.

          Net cash used by operating activity for the year ended December 31, 2002 was $ 270,000 as compared with net cash provided by operating activity for the year ended December 31, 2001 was $647,000 and net cash used in operating activity for the year ended December 31, 2000, which was $410,000.

          Net cash provided by investing activities for the year ended December 31, 2002 was $ 180,000 as compared with Net cash used in investing activities for the year ended December 31, 2001 of $6,700,000 and net cash used by investing activity for the year ended December 31, 2000, of $4,466,000, the increase of cash used in 2001 is as a result of the purchase of Franz Kalff for a total amount of $6,660,000. In 2002, our cash flow stemmed from the sale of our holdings in our inactive subsidiary Robomatix (Israel) Ltd.

          Net cash provided by financing activities for the year ended December 31, 2002 was  $65,000 compared with $4,976,000 for the year ended December 31, 2001and as compared to net cash provided by financing activities for the year ended December 31, 2000, which was $6,076,000.   In 2000, we raised funds in private placements and purchased mainly interests in eLady and Dirad for an aggregate purchase price of approximately $6.4 million. Our activities since 2000 reflect our new business objective, which is the acquisition of interests in operating companies and businesses, in technology and other fields. In 2001, we borrowed funds from Bank Hapoalim for our purchase of the share capital of Franz Kalff. We did not make any significant changes in our investment portfolio in 2002.  See “Item 4: Information on the Company - History and Development - Recent Principal Capital Expenditures.”

          In the beginning of the year 2001, we purchased, through a wholly owned subsidiary, the share capital of Franz Kalff. We financed most of the purchase price through a loan from Bank Hapoalim.   The financial statements of Franz Kalff are consolidated with the financial statements of Robomatix.  However, under the loan agreement with Bank Hapoalim, any cash proceeds that will be paid to us by our subsidiary, if any, must be used to repay the balance of the loan.  Therefore we expect that in order to continue to implement our business goals, we would require additional debt or equity financing.

          As of December 31, 2002, our aggregate outstanding liabilities were approximately $8,864.  We borrowed money from Bank Hapoalim at the beginning of 2001 and in 2002 to finance our insurance company investments. We believe that our working capital is sufficient for our present requirements but in order to expand our investment portfolio we expect that we will either realize certain of our investments or will need to obtain additional debt financing in the future.   The loan in connection with the Franz Kalff acquisition is currently denominated in Swiss Francs and bears interest at the variable LIBOR (applicable to Swiss Franc deposits) plus 2.5% per annum. The loan in connection with the insurance company investments is denominated in NIS and bears interest at 10% per annum. As of the date of this annual report, the terms and schedule of the repayment of the loans have not been finalized with Bank Hapoalim. We expect to derive cash flow from future returns on existing investments, repayment of loans and payment of dividends from our operating companies. We expect these sources to be sufficient to meet our cash obligations. Cash dividends from Mersa, if any, are to be used for repayment of the Bank Hapoalim loan.

          Impairment Losses.   We provided for impairment losses from long-term investments of approximately $2,079,000 in our financial statements as of December 31, 2000 and of $1,390,000 in our financial statements as of December 31, 2001.  The impairment loss recorded with respect to indirect interests that we purchased in eLady constitute the major part of our aggregate impairment losses.  Based on our Board’s review of the fair value of our indirect interests in eLady as of December 31, 2000 and December 31, 2001, we decided to record an impairment loss of $2,000,000 from our long-term investment in eLady in our financial statements for the year 2000 and an additional impairment loss of $1,000,000 in our financial statements for the year 2001.  In our financial statements for the year 2001, we also noted an impairment loss of $390,000 for Leader Tech Ltd. During the year 2000, we purchased, through subsidiaries, indirect interests in eLady for an aggregate amount of approximately $5.8 million and as of the date of this report, our total indirect holdings in eLady amount to 16.69%.  As explained below, minor impairment losses were recorded with respect to interests that we purchased in Kasparov Chess Online Inc. and Homenet Ltd.  On February 2000, we purchased shares of convertible preferred stock, constituting approximately 0.15% of the capital stock of Kasparov Chess Online Inc. for approximately $50,000. We later exercised our pre-emptive right to purchase additional shares for $3,850.  Kasparov is a Delaware corporation providing interactive Chess services over the Internet. As we have received reports on Kasparov’s financial difficulties, we wrote these interests off in our financial statements as of December 31, 2000.  On March 22, 2000, we purchased approximately 2% of the shares of Homenet Ltd. (formerly Modus Internet Holdings Ltd.) for an aggregate purchase price of $25,000.  Homenet is an Israeli company that provided Internet services for virtual communities by creating focused content sites that combine information and e-commerce (e.g., a portal for the real estate and design community).  Homenet encountered severe financial difficulties and on March 8, 2001, the Tel-Aviv District Court ordered its liquidation. We wrote off our investment in Homenet in our financial statements for the second quarter of 2000.

Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets.

          For many years prior to 1986, the Israeli economy was characterized by high rates of inflation and devaluation of the Israeli currency against the U.S. dollar and other currencies.  However, since the institution by the Israeli government of an economic recovery program in 1985, inflation, while continuing, has been significantly reduced and until recently the rate of devaluation has substantially diminished. Inflation and U.S. dollar exchange rate fluctuations, however, have some effect on our expenses and, as a result, on our net income/loss.  The cost of our Israel operation, as expressed in U.S. dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the U.S. dollar.

          The exchange rate between NIS and the U.S. dollar has fluctuated during the past six months from a low of NIS 4.373 to the dollar to a high of NIS 4.924 to the dollar.  The high and low exchange rates between the NIS and U.S. dollar during the six most recent months, as published by the Bank of Israel, were as follows:

LOW 1 U.S. dollar =	HIGH 1 U.S. dollar =	MONTH

4.632	4.791	December 2002
4.769	4.898	January 2003
4.81	4.924	February 2003
4.687	4.858	March 2003
4.564	4.671	April 2003
4.373	4.577	May 2003

The average exchange rate, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years, was as follows:

Exchange Rate	Period

3.810 NIS/$1	January 1, 1998 - December 31, 1998
4.154 NIS/$1	January 1, 1999 - December 31, 1999
4.067 NIS/$1	January 1, 2000 - December 31, 2000
4.219 NIS/$1	January 1, 2001 - December 31, 2001
4.7378 NIS/$1	January 1, 2002 - December 31, 2002

          In  1998, the rate of devaluation of the NIS against the U.S. Dollar exceeded the rate of inflation, a reversal from prior years. This was not the case in 1999, when the rate of inflation was approximately 1.3% and the rate of devaluation was -0.3%.  In 2000, the rate of inflation was approximately 0% and the devaluation rate was -2.7%. During 2001, the NIS was devalued against the dollar by 9.3%.  As a result of the differential between the rate of inflation and the rate of devaluation of the NIS, we experienced increases and decreases in the costs of our Israel operations, as expressed in U.S. dollars, in 2002, but they did not materially affect our results of operations in such periods.

          As of the date of this report, increases or decreases in the value of the NIS in relation to the dollar do not materially affect our business.  However, as our business develops such increases or decreases could affect our business.

Research and Development, Patents and Licenses

          As part of its past operations, we invested in research and development and registered trademarks and patents.  Currently, as a holding company, we do not invest in research and development nor in the registration of patents and licenses, except for extension of certain existing patents.

Trend Information

          The recent downturn in the world economy and in particular in the high technology sector may affect the results of our subsidiaries and affiliates and consequently, our results. The downturn may also affect these companies’ abilities to raise additional financing. In return, this may affect our ability to sell our holdings in these companies and realize gains from our investments. Our inability to conclude profitable “exit” transactions will have an adverse affect on our ability to report profits. The effects of the recent downturn may also require us to make additional cash investments in companies in which we are currently invested, as they face increasing difficulties in raising funds from other sources. In addition, due to the volatility in the securities markets, we may have to continue to reduce the book value of a certain number of our holdings.

Critical Accounting Policies

          The preparation of financial statements requires management to make estimates, assumptions, and judgments that affect both (1) the reported amounts of assets and liabilities and the disclosure of contingent liabilities as of the date of the financial statements, and (2) the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates, assumptions, and judgments. Management bases its estimates, assumptions, and judgments on historical experience and on various other factors that it believes to be reasonable under the circumstances, some of which may not be readily apparent from other sources. Under different estimates, assumptions, judgments, factors or circumstances, results might differ from the results that were reported.

          Our financial statements are prepared in accordance with accounting principles, and audited annually in accordance with auditing standards, generally accepted in the United States (U.S. GAAP).  A discussion of the significant accounting policies which we follow in preparing our financial statements is set forth in Note 2 to our consolidated financial statements included elsewhere in this annual report and incorporated herein by reference.  The following is a summary of certain principles which have a substantial impact upon our financial statements and, we believe, are most important to keep in mind in assessing our financial condition and operating results:

          Impairment of long-lived assets. The Company and its subsidiaries’ long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144 “Accounting for the Impairment of Disposal of Long-lived Assets” (“SFAS No. 144”) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2002, no impairment losses have been identified.

          Revenue recognition. The Company through its subsidiary, Franz Kalff, generates revenues mainly from sales of first-aid kits. The Company sells its products primarily through retail stores and car manufacturers in Germany. Revenues from product sales are recognized in accordance with Staff Accounting Bulletin No. 101 “Revenue Recognition in Financial Statements” (“SAB No. 101”) when delivery has occurred, persuasive evidence of an agreement exists, the vendor’s fee is fixed or determinable and collectibility is probable. The Company maintains a provision for product returns, in accordance with Statement of Financial Accounting Standard No. 48, “Revenue Recognition When Right of Return Exists” (“SFAS No. 48”). The provision for returns and other allowances are determined principally on the basis of past experience and are deducted from revenues. The Company and its subsidiaries apply the provisions of EITF 00-10, “Accounting for Shipping and Handling Fees and Costs”, which requires that all amounts billed to a customer in a sales transaction related to shipping and handling be classified as revenue and all shipping and handling costs incurred are included as a component of cost of goods sold.

Item 6:  Directors, Senior Management and Employees

Directors and Senior Management

          The following persons are the executive officers and directors of Robomatix :

Name	Age	Position

Zvi Barinboim	32	Chairman of the Board of Directors
Yitzhak Oz	36	Director
Ariel Levi	33	Director
Ruth Breger	55	External Director
Nir Reshef	37	External Director
Amit Goldwasser	36	Chief Executive Officer
Gunther Schuftan	65	Managing Director of Franz Kalff

          Zvi Barinboim has served as chairman of our board of directors since December 30, 1999. A real estate entrepreneur and a manager of investment companies, Mr. Barinboim serves as a director of Orev Technologies 1977 Ltd. and World Group Holding Ltd., both publicly traded companies in which Silverboim Holdings holds substantial interests.  During 1997 and 1998 Mr. Barinboim served as the manager of Nathalia Investments Ltd.

          Yitzhak Oz has served as a director since December 30, 1999. Since its establishment in March 1998 Mr. Oz has owned Oz Insurance Agency Ltd. and currently serves as a director of Oz - Life Insurance Agency Ltd., Gevim General Insurance Ltd. and CEO of Agam Leaderim Insurance Agency (2001) Ltd.  Mr. Oz served as a director of Bari-trust Investments Ltd. and has a bachelor’s degree in economics and a master’s degree in business administration.

          Ariel Levi has served as a director since December 30, 1999.  Since October 1999, Mr. Levi has been the administrative manger of Silverboim Holdings, our principal shareholder, and a director of Super Email Ltd. since November 1999 until June 2002.  Prior to that, from August 1998 to October 1999 Mr. Levi was the administrative manager of Bari-turst Investments Ltd. From 1996 until August 1998 Mr. Levi worked at Nathalia Investments Ltd. as an entrepreneur and was the administrative manager of Orev Technologies 1977 Ltd.

          Ruth Breger has served as an outside director since September 12, 2000.     Ms. Breger is an accountant with more than twenty years of experience in corporate financing and investments. Ms. Breger also serves as an external director of Emblaze Systems Ltd.  She has been a board member of technology-based Israeli companies and the former deputy to the General Manager of an investment company of Industrial Development Bank, Israel.

          Nir Reshef has served as an outside director since December 20, 2000.  Mr. Reshef is a lawyer who since November 2000 has his own private practice, specializing in the fields of taxes, securities and criminal law.  Prior to his private practice, Mr. Reshef served for four years as a prosecutor in the Tel - Aviv District Attorney’s office.  In addition, Mr. Reshef worked as auctioneer in the Tel-Aviv Stock Exchange.  Mr. Reshef has a bachelor’s degree in Economics and a bachelor of law degree from Tel-Aviv University.

          Amit Goldwasser served as Chief Exective Officer of Robomatix since June 2002. Mr. Goldwasser has nearly 10 years of experience in investment management, financial markets and corporate management. Mr. Goldwasser is a certified public accountant and has bachelors degrees in economics and accounting

          Gunther Schuftan  has served as the managing director of Franz Kalff since January 1997. He has over 35 years of experience in executive management, primarily in Colombia, where he lived until 1996.  Mr. Schuftan’s experience includes his work with C.P.C. Corn Products Co., where he served as a manager of several departments, Atila De Colombia Ltda., where he served as sales and marketing manager, Triumph International S.G., where he served as general manager, Protabaco, where he served as commercial manager, Laboratorios Artibel: Silueta/Schwarzkoph A.G., where he served as sales and marketing director, and Bon Bril Ltd. and Marketing International S.A., where he served as a general manager.  He has several academic certifications in Sales and Marketing Management from various universities in Colombia, including Los Andes University, Ideo and Centro Nacional De Estudios Publicitarios.  In addition, he has participated over the years in many special management and marketing training programs in Europe and South America.

          There are no family relations between any of the persons named above.

          Zvi Barinboim, Yitzhak Oz and Ariel Levi were appointed by the previous members of our board of directors on December 31, 1999, pursuant to the agreement with the former controlling shareholders of Robomatix and in accordance with the provisions of our articles of association allowing for an appointment by members of the Board in order to fill vacancies. The appointing directors resigned from the Board immediately after the appointment of Zvi Barinboim, Yizhak Oz and Ariel Levi.  These directors were later elected by our shareholders at the general meeting of our shareholders that was held on September 12, 2000.

Compensation

          The aggregate direct compensation paid to, or accrued for, the account of all of our officers and directors as a group during the 2002 fiscal year was approximately $ 102,000. This amount includes directors’ fees, officers’ compensation, bonuses, directors and officers insurance and expenses for which directors and officers were reimbursed. In addition, approximately $ 127,000 was paid to, or accrued for, the account of Silverboim Holdings pursuant to our consultation and management agreement with Silverboim Holdings.  This amount includes management fees, administrative costs and travel expenses for which Silverboim Holdings was reimbursed. See “Item 7: Major Shareholders and Related Party Transactions.”

          The aggregate direct compensation paid to or accrued for the account of all officers as a group of Franz Kalff during the 2002 fiscal year was € 399.445. In addition, Mr. Schuftan, the Managing Director of Franz Kalff, is also entitled to a percentage of revenues generated by Franz Kalff, in accordance with different revenue thresholds.  Amounts set aside or accrued during the year 2002 to provide pension, retirement, insurance or similar benefits to our officers and directors were approximately € 1,534.

Board Practices

          Our articles of association provide that the board of directors shall consist of not less than four and not more that nine members.  The members of the board of directors are elected at the annual meeting of our shareholders by regular majority.    None of our directors or officers have service contracts with us that provide for special benefits upon termination of employment.  The consultation and management agreement and services agreement between Robomatix and Silverboim Holdings are each for a term of five years commencing on January 1, 2000.  These agreements do not provide for their termination.  See “Item 7: Major Shareholders and Related Party Transactions.”

          Pursuant to Israeli law we are required to appoint two outside directors.  These directors must be unaffiliated with us and our principals.  Any committee of the Board of Directors which is authorized to exercise any function of the board must include at least one outside director.

          Outside directors are to be elected by a majority vote at a shareholders’ meeting, provided that such majority includes at least one-third of the shares held by non-controlling shareholders voted at the meeting; or the total number of shares held by non-controlling shareholders voted against the election of the director does not exceed one percent of the aggregate voting rights in the company.

          The initial term of an outside director is three years and may be extended for an additional three-year term.  Outside directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the outside directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company.

          An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an outside director.

          The Israeli Companies Law requires public companies to appoint an audit committee.  The responsibilities of the audit committee include identifying irregularities in the management of the company’s business and approving related party transactions as required by law.  An audit committee must consist of at least three directors, including the outside directors of the company.  The chairman of the board of directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee.

          Under the Israeli Companies Law, the board of directors must appoint an internal auditor, recommended by the audit committee.  The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedure.  Under the Companies Law, the internal auditor may be an employee of the company but not an office holder, or an affiliate, or a relative of an office holder or affiliate, and he may not be the company’s independent accountant or its representative.

          The initial term of both Ms. Breger and Mr. Reshef will expire in December 2003. Both Ms. Breger and Mr. Reshef serve on our Audit Committee.

          Franz Kalff.  The board of directors of Franz Kalff consists of Gunther Schuftan the managing director, Zvi Barinboim, chairman of the board of directors of Robomatix and Amit Goldwasser, Robomatix’s chief executive officer.  The term of Gunther Schuftan’s employment agreement with Franz Kalff is until March 31, 2005.  Under the employment agreement between Franz Kalff and Erich Golles, Key Account Manager at Franz Kalff, if either party terminates the agreement before December 31, 2003, the terminating party shall pay to the non-terminating party  approximately € 44,000. The other officers of Franz Kalff do not have service agreements with Franz Kalff that provide for benefits upon termination of employment.

Employees

          In each of the fiscal years ended December 31, 2000, 2001 and 2002, we had two employees. These employees are located in Israel and engage in management and internal accounting.

          Franz Kalff.  The following table sets forth for the last three fiscal years the number of Franz Kalff’s employees engaged in the specified activities:

Year Ended December 31,	2002	2001	2000

Administration and accounting	6	6	6
Product development and quality control	3	3	3
Customer service, marketing and back- office sales	5	5	5
Purchase	1	1	1
Warehouse and disposition of material	3	3	3

Total	18	18	18

          Since the end of fiscal year 2001, there has not been a significant change in that number.  There are four managers other than Mr. Gunther Schuftan, who is the Managing Director, at Franz Kalff:  Mr. Gunther Sief, Administration Manager, Mr. Christof Gehlen, Quality Systems Manager and Mr. Erich Golles, Key Account Manager and Mr. Raymund Muller, Key Account Manager and Product Development.  In addition, pursuant to the requirements of the German law with respect to pharmaceuticals sales, Mr. Franz Kalff, a former owner of Franz Kalff, serves as an outside advisor.

          Franz Kalff is a member of the Employers Federation  (Arbeitgeberverband) VIV-Duren, an association of approximately sixty local companies, which provides information on various issues of interest to its members.   Franz Kalff is also a member of the North-Rhine-Westphalian Textile Industry Association.  This membership requires that the wages paid by Franz Kalff to its employees comply with the wages fixed by the association.

          Pursuant to German law, every four years, the employees of Franz Kalff appoint members to a work council within Franz Kalff.  The work council ensures the implementation of employees’ rights under the German law and they represent the employees’ interests before the management of Franz Kalff.  Management also consults them before it hires or releases employees.

E.  Share Ownership

          The following table sets forth, as of June 11, 2003, the share ownership of our directors, executive and our former Chief Executive Officer (See Item 8: “Significant Changes”). All of the information with respect to beneficial ownership by our directors and executive officers has been furnished by the respective director or executive officer, as the case may be.  Except as otherwise stated, we believe that the persons named in this table have sole voting and investment power with respect to the ordinary shares indicated:

Name of Director/Officer	Number of Ordinary Shares Beneficially Owned	Number of Options Exercisable within 60 days		Percentage of Total Shares (1)

Zvi Barinboim(2)	8,175,350	519,255		61.58%
Yuval Zohar(3)	-	500,000		3.55%
Yitzhak Oz(4)	-	20,000		0.15%
Ariel Levi (5)	6,000	20,000		0.19%
Ruth Breger (6)	-	20,000		0.15%
Nir Reshef (6)	-	20,000		0.15%
Gunther Schuftan (7)	-	[50,000	]	0.37%

(1)

Percentages in this column are based on 13,599,626 ordinary shares outstanding as of June 11, 2003, plus the number of underlying shares as the indicated person has the right to receive upon the exercise of options/warrants which are exercisable within 60 days of June 11, 2003.

(2)

Includes 87,200 shares held directly by Zvi Barinboim and 8,088,150 shares held by Silverboim Holdings. The options include 499,255 held by Silverboim Holdings exercisable until February 29, 2004 at an exercise price of $2.00 per ordinary share and 20,000 held by Zvi Barinboim exercisable as long as he continues to serve as a director of the company at an exercise price of $0.70 per ordinary share. Silverboim Holdings is a privately held company whose outstanding shares are held by Zvi Barinboim (12.67%), Barhoz Holdings Ltd. (13.72%), Sender Holdings Ltd. (26.38%), Zvi Bar-Nes Nisensohn and a company under his control (10.43%), Gilex Holding B.V (11.81%), Shrem, Fudim, Kelner & Co. Ltd. (5.86%),  Shmuel Melman (12.34%) and Hapoalim Assets (Shares) Ltd. (6.79%).  Zvi Barinboim holds, primarily through a wholly owned company, 51% of the voting rights and 26.92% of the capital stock of Barhoz Holdings Ltd.  On May 28, 2000 Sender Holdings Ltd. gave Mr. Zvi Barinboim an irrevocable power of attorney under which Mr. Barinboim will have all of Sender Holdings Ltd.’s voting rights in Silverboim Holdings.  [Two of the directors of Silverboim Holdings who were nominated by Sender Holdings Ltd. resigned their office on May 28, 2000.  On March 11, 2002, Poalim Nehasim Ltd. granted Zvi Barinboim an irrevocable power of attorney for a period of three years under which Zvi Barinboim will be entitled to exercise all of the voting rights of Poalim Nehasim in Silverboim Holdings for the election of directors.As a result, Zvi Barinboim holds, directly and indirectly, approximately 59.56% of the voting rights of Silverboim Holdings. Certain shareholders of Silverboim Holdings hold options to purchase ordinary shares of Silverboim Holdings and the numbers presented above do not represent percentages of holdings on a fully diluted basis.

Zvi Barinboim disclaims beneficial ownership of the securities owned by Silverboim Holdings, except to the extent of his pecuniary interest in those securities.

(3)

Includes options to purchase 200,000 ordinary shares at a price of $0.36 per share until December 1, 2004 and options to purchase 300,000 ordinary shares at a price of $0.70 per share exercisable until June 30, 2005.

(4)

Yitzhak Oz holds, through a company under his control, approximately 15% of the voting rights and 15% of the capital stock of Barhoz Holdings Ltd., which holds 13.72% of the share capital of Silverboim Holdings.

(5)	Includes options to purchase 20,000 ordinary shares at a price of $0.70 per share exercisable as long as he continues to serve as a director of the company.

(6)

Each of Ruth Brefer and Nir Reshef were granted options to purchase 20,000 ordinary shares at a price of $0.70 per share exercisable as long as they continue to serve as external directors of the company.

(7)

Gunther Schuftan, the Managing Director of Franz Kalff, was granted options to purchase 50,000 ordinary shares at a price of $0.70 per share exercisable as long as he continues to be a service provider to the company.

          As of June 25, 2003, our directors have exercised 0 options, our chief executive officer has exercised 0 options and Mr. Schuftan has exercised 0 options.

          The new employees and directors option plan was adopted by our board of directors and audit committee on May 21, 2001 and approved by our shareholders on July 12, 2001.  The plan authorizes the issuance of options to purchase a total of 1,500,000 ordinary shares to our employees, directors and service providers.  The term of this option plan is for ten years from the date of adoption. As of June 25, 2003, options to purchase 910,000 ordinary shares have been allocated under the 2001 employee and directors option plan.

          Other Employees Options Plans.  On August 8, 1999, our shareholders approved the adoption of an employees option plan authorizing the allocation of options to purchase a total of 750,000 ordinary shares at a minimum exercise price of NIS 1.46 per share to our future employees and consultants.  Although our board of directors did not adopt a formal employees option plan pursuant to that shareholders resolution, it has granted options in accordance with it.  As of the date of this report, the board of directors has granted options to purchase 220,000 ordinary shares in accordance with the shareholders resolution, of which options to purchase 20,000 have been exercised.

          On April 18, 2001, our board of directors cancelled our Key Employee Share Incentive Plan (1993) that authorized the allocation of options to purchase 150,000 ordinary shares to key employees.  No options were ever allocated under this plan.

          In 1998 we adopted a Director Share Option Plan (1998) that authorized the allocation of options to purchase 143,174 ordinary shares to directors of the company.   143,174 options were allocated under this plan.  No options under this plan have been exercised. See “Item 8: Financial Information – Legal Proceedings.”

          In November 19, 1989 we adopted an employee share plan under which 170,894 shares were issued to employees of the company.

Item 7:  Major Shareholders and Related Party Transactions

A.  Major Shareholders

          The following table sets forth, as of June 11, 2003, the number of ordinary shares owned beneficially by all shareholders known to us to beneficially own more than five percent of our ordinary shares.  The information presented was provided to us by the named shareholders.  Robomatix is not directly or indirectly owned or controlled by any other corporation or by a government.  The named shareholders in this table do not have different voting rights with respect to the ordinary shares indicated.

Name	Number of Ordinary Shares Beneficially Owned	Number of Options Exercisable within 60 days	Percent of Total Shares and Exercisable Options (1)

Silverboim Holdings Ltd.(2)(3)	8,088,150	499,255	60.87%
Mr. Zvi Barinboim(5)	8,175,350	519,255	61.58%
Shrem, Fudim, Kelner Technologies Ltd. (2)(4)	250,000	1,750,638	13.03%
Gilex Holdings B.V.(2)(6)	2,155,211	58,962	16.21%

(1)

Percentages in this column are based on 13,599,626 ordinary shares outstanding as of June 11, 2003 plus such number of ordinary shares as the indicated person or group has the right to receive upon the exercise of options which are exercisable within 60 days of June 11, 2003.

(2)	The options listed are exercisable until February 29, 2004 at an exercise price of $2.00 per ordinary share.

(3)

Includes only shares held by Silverboim Holdings.  Zvi Barinboim, the chairman of our board of directors, who holds, directly and indirectly, approximately 52.77% of the voting rights of Silverboim Holdings, holds 87,200 of our ordinary shares.

(4)

Includes only ordinary shares held by Shrem, Fudim, Kelner Technologies Ltd.  Shrem, Fudim Kelner & Co. Ltd., which holds 72.05% of the outstanding shares of Shrem, Fudim, Kelner Technologies Ltd., holds 5.86% of the ordinary shares of Silverboim Holdings and has a representative on the board of directors of Silverboim.

(5)

The shares includes 87,200 ordinary shares held by Zvi Barinboim and 8,088,150 shares held by Silverboim Holdings.  The options include 499,255 held by Silverboim Holdings exercisable until February 29, 2004 at an exercise price of $2.00 per ordinary share and 20,000 held by Zvi Barinboim exercisable as long as he continues to serve as a director of the company at an exercise price of $0.70 per ordinary share. Silverboim Holdings is a privately held company whose outstanding shares are held by Zvi Barinboim (12.67%), Barhoz Holdings Ltd. (13.72%), Sender Holdings Ltd. (26.38%), Zvi Bar-Nes Nisensohn and a company under his control (10.43%), Gilex Holding B.V (11.81%), Shrem, Fudim, Kelner & Co. Ltd. (5.86%),  Shmuel Melman (12.34%) and Hapoalim Assets (Shares) Ltd. (6.79%).  Zvi Barinboim holds, primarily through a wholly owned company, 51% of the voting rights and 26.92% of the capital stock of Barhoz Holdings Ltd.  On May 28, 2000 Sender Holdings Ltd. gave Mr. Zvi Barinboim an irrevocable power of attorney under which Mr. Barinboim will have all of Sender Holdings Ltd.’s voting rights in Silverboim Holdings.  Two of the directors of Silverboim Holdings who were nominated by Sender Holdings Ltd. resigned their office on May 28, 2000.  On March 11, 2002, Poalim Nehasim Ltd. granted Zvi Barinboim an irrevocable power of attorney for a period of three years under which Zvi Barinboim will be entitled to exercise all of the voting rights of Poalim Nehasim in Silverboim Holdings for the election of directors.As a result, Zvi Barinboim holds, directly and indirectly, approximately 59.56% of the voting rights of Silverboim Holdings. Certain shareholders of Silverboim Holdings hold options to purchase ordinary shares of Silverboim Holdings and the numbers presented above do not represent percentages of holdings on a fully diluted basis.

Zvi Barinboim disclaims beneficial ownership of the securities owned by Silverboim Holdings, except to the extent of his pecuniary interest in those securities.

(6)

Includes 1,200,000 shares held by Gilex; and 955,211 shares held by Silverboim Holdings.  The options presented are also held by Silverboim Holdings.  Gilex holds 11.81% of the outstanding ordinary shares of Silverboim Holdings and has a representative on its board of directors.

          Silverboim Holdings purchased the controlling block of our ordinary shares on December 30, 1999.  On February 29, 2000, Shrem, Fudim, Kelner Technologies purchased from Silverboim Holdings 1,250,000 of our ordinary shares and received options to purchase 1,750,638 of our ordinary shares.  On January 24, 2001, we issued 1,200,000 of our ordinary shares to Gilex as part of the transaction in which Mersa, our wholly owned subsidiary, purchased the share capital of Franz Kalff.  On August 9, 2001 Silverboim Holdings purchased from Shrem, Fudim, Kelner Technologies 1,250,000 of our ordinary shares. For a detailed description of these transactions, see “Item 4: Information on the Company – History and Development.”

          As of June 11, 2003, there were 456 stockholders of record holding 13,599,626 of our ordinary shares.  To the best of our knowledge, 231 of these stockholders, holdings 3,647,756 of our ordinary shares, reside or have offices in the United States, including the American Stock Transfer & Trust Company.

B.  Related Party Transactions

          On February 15, 2000, we entered into an agreement for the purchase of the assets of Silverboim Technology (1999) Ltd., a wholly owned subsidiary of Silverboim Holdings, for an aggregate purchase price of $885,000.  Silverboim Holdings is one of our principal shareholders and Zvi Barinboim, who has direct and indirect interests in Silverboim Holdings, is the chairman of our board of directors.   See “Item 4: Information on the Company – History and Development.”

          In July and October of 2000, we entered into transactions with Dirad and Belas.  We purchased shares of Dirad, partially exercising our right under our debenture to participate in securities offering by Dirad, and increased  our indirect holdings in eLady.  These transactions, which resulted in an expenditure of approximately $5.65 million, are more fully described under “Item 4: Information on the Company – History and Development – Recent Principal Expenditures.”  Immediately before the October 2000 round of financing of Dirad, we held 15% of the share capital of Dirad on an as converted, fully diluted basis.  Additionally, Shrem, Fudim, Kelner Technologies, one of our principal shareholders, held approximately 25% of the share capital of Dirad on an as converted, fully diluted basis before the October 2000 round of financing and also participated in it along with other entities in which it holds substantial interests.  At the time of our transaction with Dirad for the purchase of additional shares of Niponet on October 31, 2000, we held 13.6% of the share capital of Dirad on an as converted, fully diluted basis.    Other related parties of Robomatix hold indirect interests in eLady, the wholly owned subsidiary of Belas (not including options to employees). Such related parties include Silverboim Holdings and Shrem, Fudim, Kelner & Co., the controlling shareholder of Shrem, Fudim, Kelner Technologies. Silverboim Holdings became a small percentage shareholder of Belas only in February 2001, as it purchased shares of Belas in the second closing of Belas’ October 2000 round of financing.  Gilex, from which we purchased the share capital of Franz Kalff, also holds indirect interests in eLady through Niponet and Hillsborough.

          On October 2000, our shareholders approved a services agreement between Robomatix and Silverboim Holdings, effective January 1, 2000, pursuant to which Silverboim Holdings provides us support and administrative services, including secretarial and computer services, office space and the payment of related expenses.  The service fees under this agreement are based on actual expenses up to $5,000 per month.  Silverboim Holdings is one of our principal shareholders.  Currently, our principal executive office is located at 6 Wissotzky Street in Tel-Aviv, Israel, where the offices of Silverboim Holdings are located. In our financial statements we allocated $60,000 for support, services and office space.

          On November 15, 2000, we entered into a consultation and management agreement with Silverboim Holdings, effective January 1, 2000, pursuant to which Silverboim Holdings provides us with management, consulting and support services in consideration for monthly payments of $10,000 plus VAT and reimbursement of reasonable expenses. This agreement was also approved by our shareholders on October 2000.

          On January 11, 2001, Mersa, our wholly owned subsidiary, entered into a transaction with Gilex for the purchase of all the share capital of Franz Kalff.  See “Item 4: Information on the Company – History and Development – Recent Principal Expenditures.”  At the time of the transaction, Gilex held 7.9% of the issued and outstanding ordinary shares of Silverboim Holdings, and 29.8% of the capital share of Silverboim Holdings on a fully diluted basis.  Additionally, Gilex has one representative on the board of directors of Silverboim Holdings.  As part of that transaction, Mersa was assigned shareholders and others loans previously advanced to Franz Kalff. Mersa borrowed the cash purchase price of the share capital of Franz Kalff, aggregating $6.3 million, from us.  Additionally, the value of our ordinary shares that we issued to Gilex as part of that transaction is deemed a loan to Mersa in the amount of $2.1 million.   Under our loan agreement with Mersa, dated March 2001, the cash loan will be repaid pursuant to the same terms of the loan that we took from Bank Hapoalim in order to finance a substantial amount of this cash loan. See “Item Recent Principal Capital Expenditures – Franz Kalff GmbH.”

          As stated above, we financed a substantial part of the purchase price of the share capital of Franz Kalff through a secured loan that we took from Bank Hapoalim.  This loan is guaranteed by Silverboim Holdings, one of our principal shareholders, through two guaranty agreements with the bank.  The first guaranty agreement, unlimited in amount, guarantees the payment of all amounts due to the bank from Robomatix and will terminate upon the perfection of a security interest in Mersa’s bank account in the Netherlands.  The other agreement guarantees our payment of 2,658,443 Euro to Bank Hapoalim (approximately $2.5 million as of the date of this report).

          Our board of directors and audit committee resolved on April 18, 2001, that subject to the adoption of a new employees and directors option plan, each director of Robomatix (including external directors) will be granted options to purchase 60,000 of our ordinary shares and that our chief executive officer will be granted options to purchase an additional 240,000 of our ordinary shares.  Furthermore, the board of directors and the audit committee resolved that, subject to the execution of an option agreement between Mr. Schuftan and us, Mr. Schuftan will be granted options to purchase 250,000 of our ordinary shares.  See Item 6: “Directors, Senior Management and Employees – Share Ownership.”  The new employees and directors options plan was adopted by our board of directors and audit committee on May 21, 2001 and were approved by our shareholders on July 12, 2001.

          On April 18, 2001, our board of directors and audit committee approved a retroactive increase as of January 1, 2001 in the salary of Yuval Zohar, our former chief executive officer, as well as an annual bonus for the year 2000 and other benefits relating to his employment at Robomatix.  This retroactive salary increase and annual bonus were approved by our shareholders on July 12, 2001.

          In September 2002, we entered into an agreement for the sale of all of our share holdings in Robomatix (Israel) Ltd. to SPL Software Ltd., an Israeli company also held by Silverboim Holdings Ltd., one of our principal shareholders. In accordance with the agreement SPL Software, will pay us NIS 2,700,000, payable in NIS in three equal installments. At the closing of the transaction, we received the first payment of NIS 900,000. The second payment and third payment are linked to the Israeli cost of living index and will be paid on the first and second anniversary of the transaction’s closing.

C.  Interests of Experts and Counsel

          Not required.

Item 8:  Financial Information

A.  Consolidated Statements and Other Financial Information

Financial Statements

          Our consolidated financial statements are incorporated herein by reference to pages F-1 to F-36.

Legal Proceedings

          Two of our former directors claim that they have a right to exercise options they received according to our 1998 Director Share Option Plan, pursuant to which each received options to purchase 47,725 ordinary shares, exercisable upon consummation of three years of service as our directors.  Based on our Israeli legal counsel´s advice we believe that the options granted to these two former directors are not exercisable.  On April 17, 2000, one of such former directors filed a pleading with the Tel-Aviv Magistrate Court for the issuance of shares underlying the options he received under the 1998 Plan and an ex parte motion for provisional remedies.  The court granted the former director an attachment on the options and underlying shares, and issued a preliminary injunction, until a hearing before both parties, preventing us or any person on our behalf from acting in any way that might impede the exercise of the options.  On May 30, 2000, the Tel-Aviv Magistrate Court cancelled the attachment and injunction after we agreed with the former director that until a final judgment is issued by the Magistrate Court, we will not act in any way which might impede the exercisability of the former director’s options. In November 2001 the Tel-Aviv Magistrate Court ruled in our favor, however in December 2001 the former director filed an appeal with the District Court of Tel Aviv.  To date, there have been no material developments in connection with this appeal. We believe that this pleading will not materially affect our operations.

B.  Significant Changes

          In December 2002, following transfer of the land from the subsidiaries to Franz Kalff, Franz Kalff entered into an agreement for the sale of the land to the Israel Land Development Insurance Company Ltd. for $3,500,000. Simultaneously, Israel Land Development Insurance Company leased back to Franz Kalff the facilities for a fifteen year period, for annual rent of $350,000. The sale and lease-back were completed in February 2003.

          Commencing in December 2002 we entered into a series of agreements in connection with Associative Computing Ltd. concluding in April 2003 with the sale of all our shareholdings in Associative Computing and its debt to us for the aggregate amount of 6,000,000 NIS. See “Item 4 - Information on the Company - The Sale and Discontinuation of Our Original Activities.”

Item 9:  The Offer and Listing

Price History and Market Information

          In January 1994, we consummated an initial public offering in the United States of 1,750,000 of our ordinary shares.  In late 1994, our shares were de-listed from Nasdaq and the Pacific Stock Exchange. As of the date of this report our ordinary shares are listed on the over-the-counter bulletin board under the Symbol “RBMXF”. There is no non-United States trading market for our ordinary shares.

          The following sets forth the high and low sales prices for our ordinary shares as quoted on the over-the-counter bulletin board for the periods indicated:

	High	Low

Annually
Fiscal 1998	$0.44	$0.06
Fiscal 1999	$1.10	$0.13
Fiscal 2000	$5.00	$0.65
Fiscal 2001	$1.03	$0.15
Fiscal 2002	$0.25	$0.06
Quarterly
Fiscal 2000:
First Quarter	$5.00	$0.75
Second Quarter	$3.13	$1.56
Third Quarter	$2.03	$1.22
Fourth Quarter	$1.375	$0.65
Fiscal 2001:
First Quarter	$1.03	$0.63
Second Quarter	$0.78	$0.38
Third Quarter	$0.45	$0.32
Fourth Quarter	$0.32	$0.15
Fiscal 2002:
First Quarter	$0.20	$0.10
Second Quarter	$0.23	$0.10
Third Quarter	$0.25	$0.06
Fourth Quarter	$0.25	$0.06
Fiscal 2003
First Quarter	$0.50	$0.05
Monthly
December 2002	$0.25	$0.06
January 2003	$0.25	$0.06
February 2003	$0.35	$0.05
March 2003	$0.50	$0.08
April 2003	$0.35	$0.15
May 2003

          The foregoing closing bid quotations reflect inter-dealer quotations without retail mark-ups, markdowns or commissions and may not represent actual transactions.

Item 10:  Additional Information

Memorandum and Articles of Association

          The provisions of our articles of association with respect to transactions in which our directors have a personal interest are subject to the provisions of the Companies Law, described under “Item 6: Directors, Senior Management and Employees – Board Practices – Approval of Transactions under the Companies Law.”  Our articles of association do not set a higher standard for approval of interested party’s transactions than the standard set by the Companies Law 5759-1999.

          In February 2000, the Israeli Companies Ordinance (New Version) – 1983 was replaced by the Companies Law.  Since our articles of association were approved before the enactment of the Companies Law, they are not always consistent with the provisions of the Companies Law.  In all instances in which the Companies Law differ from the Companies Ordinance, and as a result our articles of association are not consistent with the Companies Law, the provisions of the Companies Law prevail unless the Companies Law provides otherwise.  Similarly, where a provision of our articles of association refer to a section of the Companies Ordinance that has been replaced by a corresponding section in the Companies Law, such provision shall be interpreted as referring to the relevant section of the Companies Law.

          Our articles of association do not set age limitations with respect to our directors and the directors are not required to hold qualifying shares.

          On September 12, 2000, our shareholders authorized the increase of our authorized share capital by 10,000,000 ordinary shares.  As of the date of this report our authorized share capital consists of 30,000,000 ordinary shares, nominal value NIS 1.46 per share, of which 13,599,626 ordinary shares are issued and outstanding.

          Dividend and Liquidation Rights. We may declare a dividend out of profits legally available therefor so long as the company reasonably believes that such dividend distribution will not prevent the company from paying all its current and future debts.  Such dividend may be paid to holders of our ordinary shares according to their rights and interests in our profits.  Declaration of a dividend requires shareholder resolution, which may decrease but not increase the amount proposed by our board of directors.  In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the nominal value of their respective holdings.  Such rights may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

          Voting, Shareholder Meetings and Resolutions. Holders of our ordinary shares have one vote for each share held on all matters submitted to a vote of shareholders. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights.  Our ordinary shares do not have preemptive rights.

          A general meeting of the shareholders is held once every year at a place and time, not being more than 15 months after the date of the last general meeting, as may be prescribed by the board of directors.  Upon request of any two directors or one quarter of the officiating directors, the board of directors may convene an extraordinary shareholders meeting.  In addition, shareholders who hold at least 5% of the shares of Robomatix may demand in writing that the board of directors convene an extraordinary meeting, provided that the purpose of that meeting is stated in the written demand.  If the board of directors does not convene the meeting within twenty-one days from the date that the written demand was received at the offices of Robomatix, then the demanding shareholders, or any of them representing more than one-half of the total voting rights of all of them, may convene the meeting, provided that the meeting may not be convened if three months has elapsed since the date that the written demand was received at the offices of Robomatix.

          The quorum required for a general meeting of shareholders (whether annual or extraordinary) consists of one or more shareholders present in person or by proxy and holding, or representing, more than one-third of the voting rights of the issued share capital. A meeting adjourned for lack of a quorum is adjourned to the same day of the next week at the same time and place or such time and place as the Board determines.  If at such reconvened meeting a quorum is not present within one half hour from the time set for the meeting, two shareholders present in person or by proxy will constitute a quorum, regardless of the number of shares represented.

          An ordinary resolution (such as a resolution for the election of directors, the declaration of dividends and the appointment of auditors) requires approval by the holders of a majority of the shares represented at the meeting, in person or by proxy, and voting thereon. A special or extraordinary resolution (such as a resolution amending the memorandum or articles of association, changing the capital of the company, winding up, authorizing a class of shares with special rights or other changes as specified in our articles of association) requires approval of the holders of 75% of the shares represented in person or by proxy at the meeting and voting thereon. A special resolution can be adopted only if shareholders receive 21 days’ prior notice of the meeting at which such resolution will be voted on unless all shareholders entitled to vote agree on a shorter period.  The 75% majority requirement is more significant than is required by the Companies Law with respect to amendments to articles of association.

          Approval of Transactions under the Companies Law.  The Israel Companies Law codifies the fiduciary duties that an office holder, including directors and executive officers, owe to a company.  An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty.  The duty of care requires an office holder to act with the same level of skill with which a reasonable office holder in a similar position would have acted under the circumstances.  Such duty requires the use of reasonable means to obtain information on the advisability of a given action brought for an office holder’s approval or an action performed by the office holder by virtue of such office holder’s position, and all other significant information pertaining to those actions.  The duty of loyalty requires an office older to act in good faith and for the benefit of the company, and includes the following:

•	a duty to avoid conflicts of interest between such office holders’ position in the company and other positions such office holder holds, or such office holder’s personal affairs;

•	a duty to avoid competition with the company;

•	a duty to avoid exploitation of any business opportunity of the company for such office holders’ own benefit or for the benefit of others; and

•	a duty to disclose to the company any information or documents relating to the company’s affairs which such office holder received due to its position as an office holder.

          However, a company may approve such actions, in accordance with the provisions for approval of interested parties transactions, provided that the office holder acts in good faith, the action or its approval is not detrimental to the company and the office holder discloses to the company, a reasonable time prior to its approval, the nature of its personal interest in the action.  Personal interest of an office holder is defined as including the personal interest of a relative of the office holder and the personal interest of a corporation in which the office holder or its relative holds 5% or more of the capital stock, a corporation in which the office holder or its relative is the chief executive officer or a director, or a corporation in which such office holder or its relative has the power to appoint the chief executive officer or a director.  There is no duty to disclose the personal interest of a relative of the office holder in a transaction which is not an Extraordinary Transaction (as defined herein).  An Extraordinary Transaction is defined as a transaction outside of the ordinary course of business, a transaction inconsistent with market terms or a transaction which is likely to have a material impact on a company’s profitability, assets or liabilities.

          Transactions in which an office holder has a personal interest must be approved in the following manner: non-Extraordinary Transactions, including compensation for office holders that are not directors, require approval of the board of directors, unless the articles of association provide for another way of approval. Extraordinary Transactions as well as the approval of indemnification and insurance for office holders that are not directors require the approval of the audit committee and the board of directors. In addition to board and audit committee approvals, shareholder’s consent is required for the approval of directors’ compensation or when the majority of the board of directors has a personal interest and/or the audit committee has a personal interest in an Extraordinary Transaction.  A director who has a personal interest in a transaction may not be present at a board or audit committee meeting convened for the purpose of approving such transaction, unless the majority of the board or the audit committee members have personal interest in the transaction.

          Duties of a Shareholder.  Under the Companies Law, a shareholder has a duty to act in good faith and in a customary manner towards the company and other shareholders and refrain from improperly exploiting his power, including, among other things, when voting in the general meeting of the shareholders on the following matters:

•	any amendment to the articles of association;
•	an increase of the company’s authorized share capital;
•	a merger; or
•	approval of specific acts and transactions which require shareholder approval pursuant to the provisions relating to fiduciary duty and transactions with interested parties.

          In addition, any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a vote at a shareholder meeting and any shareholder that, pursuant to the provisions of the articles of association, has the power to appoint, or to object to the appointment of, an office holder or has any other power in the company, is under a duty to act in fairness towards the company.  The Companies Law does not elaborate on the substance of this duty.

          A controlling shareholder, which is defined for the purposes of approval of transactions with controlling shareholders as a shareholder that holds 25% or more of the voting rights if no other shareholder holds more than 50% of the voting rights in publicly traded companies is subject to disclosure requirements in Extraordinary Transactions in which it has a personal interest and such shareholder´s compensation as office holders or employees requires the approval of the audit committee, the board of directors and a special majority of the shareholders of the company.  Such special majority must include approval of at least one third of the shareholders who have no personal interest in the transaction, or it must be shown that the total holdings of the non-interested parties who voted against the transaction do not represent more than one percent of the voting rights in the company.

          The Companies Law further provides that a private placement of securities of a publicly traded company that results in the increase of a shareholder who holds five percent or more of such company’s outstanding share capital or voting rights, or that will cause any person to become a holder of five percent of the company’s outstanding share capital or voting rights, requires the approval of the board of directors and the shareholders of the company.  However, regulations promulgated under the Companies Law provide that this type of private issuance does not require these approvals in the case of companies, such as us, whose shares are publicly traded only outside of Israel.  If we are successful in conducting our initial public offering in Israel, our shareholders will be subject to these approvals.

          Mergers and Acquisitions. Under the Companies Law, a merger must be approved by the board and shareholders of each of the merging companies.  A majority of the shareholders present at the meeting must approve the merger, excluding shares held by the other merging company or any person holding at least a 25% interest or has the right to appoint a director in the other merging company or any party related thereto.  If the target company’s capital stock is divided into different classes of shares, the merger must be approved at meetings of the holders of each class.  However, a court may allow a merger which is not approved by the requisite majority or classes if the court is convinced that such merger is reasonable and fair.  Other than in specified situations, the Companies Law does not require court approval of a merger.  Upon the request of a creditor of either party to the merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any party to the merger.  In addition, a merger may be completed only after 70 days have passed from the time that the requisite approvals for the merger have been filed with the Israeli Registrar of Companies.  A company whose securities are traded in a foreign exchange must publish a notice of the merger offer in a newspaper in the country where its securities are traded.

          Notwithstanding the approval requirements set forth in the Companies Law, such law provides that with respect to companies which were incorporated prior to the new law coming into effect, a merger shall require the approval of 75% of the shares represented at the shareholders meeting and voted.  Such requirement shall apply unless the company amends its articles of association to provide otherwise.

          Under the Companies Law, an acquisition of shares of a publicly traded company in the public market must be made by means of a tender offer if, as a result of the acquisition, the purchaser will become the holder of 25% or more of the voting rights in the company, provided that there is no other holder of 25% or more of the voting rights in the company, or, that there is a holder of 25% or more of the voting rights in the company, and as a result of the acquisition the purchaser will become a holder of 45% or more of the voting rights of the company, provided that there is no other holder of more than 50% of the voting rights in the company.  However, if following an acquisition of shares, the acquirer will hold 90% or more of the shares or a class of shares of the company, the acquisition must be made through a tender offer to acquire all of the shares or a class of shares of the company.  Such acquirer is entitled to acquire all of the shares if the holdings of the shareholders who did not accept the offer are less than 5% of the company’s total outstanding shares, or of the relevant class of shares.  These rules do not apply if the acquisition is made through a merger.

          Transfer of Shares and Notice. Fully paid ordinary shares are freely transferable in Israel subject to securities laws.  Each shareholder of record is entitled to receive at least twenty-one days prior notice of shareholders’ meetings. For purposes of determining the shareholders entitled to notice, the board of directors may fix the record date not more than forty nor less than fourteen days prior to the date of the meeting.

          Election of Directors. Holders of our ordinary shares do not have cumulative voting rights in the election of directors. Therefore, the holders of ordinary shares conferring more than 50% of the voting power have the power to elect all of the directors.  For the election of external directors, see “Item 6: Directors, Senior Management and Employees – Board Practices – External Directors.”

          Indemnification.  Our articles of association allow for indemnification of office holders for certain liabilities incurred in connection with acts in his/her capacity as an office holder.  On March 19, 2001, our shareholders approved an amendment to our articles of association, pursuant to which we may exempt an office holder in advance for his liability, or any part thereof, for damage in consequence of a breach of his duty of care to us.  The amendment also provides that under certain circumstances, we may indemnify an office holder retroactively for an obligation or expense imposed on him in consequence of acts done in his capacity as an office holder of our company; and we may give an advance undertaking vis-a-vis an office holder to indemnify him in respect of an obligation or expense.   Any indemnity provided for in the articles of association is limited in its scope by the Companies Law, which provides that a company may not indemnify an officer or director for:

•	a breach of his duty of loyalty, unless the officer or director acted in good faith and had reasonable grounds to assume that the action would not harm the company;
•	an intentional or reckless breach of their duty of care;
•	an act done with the intent to unlawfully realize personal gain; or
•	a criminal fine or administrative penalty imposed on the officer or director.

          In 2001, following approval from our shareholders, we entered into indemnification letters with certain of our previous directors and its current directors and officers.  Under the indemnification letters, we exempt in advance our directors and officers for damage caused and/or that may be caused to us and our subsidiaries due to the violation of such persons duty of care toward us (unless the violation was intentional).  The total amount of indemnification that we undertook to pay under the form of indemnification letter will not exceed, per case and in the aggregate, the greater of: $10,000,000; or 50% of our shareholders equity.

          Our memorandum of association, articles of association and the laws of the State of Israel do not restrict in any way the ownership or voting of our ordinary shares by nonresidents of Israel, except with respect to subjects of countries, which are at a state of war with Israel.

C.  Material Contracts

          The following are the material contracts to which Robomatix is or was a party to during the preceding two years:

          The agreements and instruments relating to the transaction pursuant to which Mersa purchased from Gilex all the share capital of Franz Kalff in consideration for $9 million in 2001, and the loan agreements entered into in connection with the financing of such transaction. For an elaborate description of these agreements and instruments, see “Item 4: Information on the Company – History and Development – Recent Principal Capital Expenditures – Franz Kalff GmbH.”

          On December 10, 2001, we agreed to sell all of our interest in Dirad Technologies (1999) Ltd. to Leader Tech Ltd., an Israeli company, in exchange for approximately 4.4% of the issued and outstanding share capital of Leader Tech.  The agreement closed on April 29, 2002.

          In September 2002, we entered into an agreement for the sale of all of our share holdings in Robomatix (Israel) Ltd. to SPL Software Ltd. See “Item 4 – Information on the Company - The Sale and Discontinuation of Our Original Activities.”

          In November 2002, we entered into two agreements with the Israel Land Development Insurance Holdings Ltd. for the purchase of minority shareholdings in two of its subsidiary insurance companies. See “Item 4 – Information on the Company – Recent Principal Capital Expenditures.”

          In December 2002, following transfer of the land from the subsidiaries to Franz Kalff, Franz Kalff entered into an agreement for the sale of the land to the Israel Land Development Insurance Company Ltd. for $3,500,000. Simultaneously, Israel Land Development Insurance Company leased back to Franz Kalff the facilities for a fifteen year period, for annual rent of $350,000. The sale and leaseback were completed in February 2003.

          Commencing in December 2002 we entered into a series of agreements in connection with Associative Computing Ltd. concluding in April 2003 with the sale of all our shareholdings in Associative Computing and its debt to us for the aggregate amount of 6,000,000 NIS. See “Item 4 - Information on the Company - The Sale and Discontinuation of Our Original Activities.”

D.  Exchange Controls

          Non-residents of Israel who purchase our ordinary shares with certain non-Israeli currencies (including United States dollars) and through an authorized foreign currency dealer bank, will be able to convert dividends including dividends of liquidation distributions and proceeds from the sale of such shares into freely repatriable non-Israeli currencies at the rate of exchange prevailing at the time of repatriation, pursuant to a general permit issued by the Controller of Foreign Currency at the Bank of Israel under the Currency Control Law, 1978, provided that Israeli income tax, if due, has been paid (or withheld) on such amounts.  See “Item 5: Operating and Financial Review and Prospects - Conditions in Israel – Economic Conditions.”

E.  Taxation

          The following describes certain income tax consequences arising from the purchase, ownership and disposition of our ordinary shares.  This discussion is for general information only and is not intended, and should not be construed, as legal or professional tax advice and does not cover all possible tax considerations. To the extent that the discussion is based on legislation yet to be judicially or administratively interpreted, there can be no assurance that the views expressed herein will accord with any such interpretation in the future.  Accordingly, you should consult your tax advisor as to the particular tax consequences arising from your purchase, ownership and disposition of our ordinary shares, including the effects of applicable Israeli, United States and other laws and possible changes in the tax laws.

          Israeli Taxation

          The following discussion represents a summary of certain material Israeli tax laws affecting us and our shareholders, including United States and other non-Israeli shareholders.

          General Corporate Tax Structure.  Israeli companies are generally subject to Company Tax at the rate of 36% of taxable income.

          Taxation under Inflationary Conditions.  The Income Tax Law (Inflationary Adjustments) 1985, is intended to neutralize the erosion of capital investments in business and to prevent tax benefits resulting from deduction of inflationary expenses.  This law applies a supplementary set of inflationary adjustments to the normal taxable profits computed under regular historical cost principles.  We are taxed under this law.

Some important features of the Inflationary Adjustments Law are as follows:

A special tax adjustment for the preservation of equity whereby certain corporate assets are classified broadly into fixed (inflation resistant) assets and non-fixed (soft) assets. Where a company’s equity, as defined in such law, exceeds the depreciated cost of fixed assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on such excess is allowed (up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis without limit). If the depreciated cost of fixed assets exceeds a company’s equity, then such excess multiplied by the applicable annual rate of inflation is added to taxable income.

Subject to certain limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation, based on the increase in the Israeli consumer price index.

Gains on the sale of certain traded securities during the tax year are taxable in certain circumstances. However, dealers in securities are subject to the regular tax rules applicable to business income in Israel.

          Under the Inflationary Adjustment Law, if the percentage of our share capital held by foreign shareholders exceeds 25%, we may elect to be taxed based on our dollar books of account rather than on changes in the Israeli consumer price index as described above.

          Capital Gains Tax.  Israeli law imposes a capital gains tax on the sale of capital assets.  The law distinguishes between the real gain and the inflationary surplus.  The real gain is the excess of the total capital gain over the inflationary surplus, computed on the basis of the increase in the Israeli consumer price index between the date of purchase and the date of sale.  The inflationary surplus accumulated from and after December 31, 1993 is exempt from any capital gains tax.

          Real gains from the sale of our shares before January 1, 2003 were subject to tax at a rate of 35%.  As of January 1, 2003, such gains are subject to tax at a rate of 15% (including with respect to gains accrued before that date), so long as our shares remain listed for trading on a stock exchange in Israel or abroad.  These reduced rates of tax do not apply to traders in securities for whom the gains are business income; to companies subject to taxation under Israel’s Income Tax (Adjustments for Inflation) Law; or to shareholders who held our shares before they were registered for trading on the NASDAQ.  Non-residents of Israel will be exempt from capital gains tax on the sale of our shares if they were not purchased before the listing of our shares for trade on the NASDAQ, the shares are not held as part of a permanent establishment the non-resident maintains in Israel, and the shares remain listed on a stock exchange in Israel or abroad.

          Dividends.    Dividend distributions by one Israeli corporation to another Israeli corporation are generally not subject to taxation.  Dividends paid to individuals and foreign corporations are generally taxed at 25%.  The tax paid on dividends is withheld at the source.  The above tax rates may be reduced pursuant to specific rulings or an applicable tax treaty.

          United States -Israel Tax Treaty.  Pursuant to the tax treaty between the United States and Israel (the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended), the sale, exchange or disposition of ordinary shares of an Israeli company by a person who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and who is entitled to claim those benefits (“Treaty U.S. Resident”) will not be subject to the Israeli capital gains tax unless that Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions.  A sale, exchange or disposition of ordinary shares by a Treaty U.S. Resident who holds, directly or indirectly, shares representing 10% or more of the voting power at any time during such preceding 12-month period would be subject to the Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the United States income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in United States laws applicable to foreign tax credits.

          Taxation of Non-Residents of Israel.  Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel or received in Israel.  Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel.  On distributions of dividends other than bonus shares (stock dividends), income tax at the rate of 25%  is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.  Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident will be 25%.   The tax withheld at source is the final tax in Israel on dividends for non-resident individuals and corporations and for individual Israeli residents.

          A non-resident of Israel who has earned passive income derived from sources in Israel, from which tax was withheld at source and which constitutes income from interest, dividends or royalties, is generally exempt from the duty to file an Israeli tax return with respect to such income, unless such income was from a business carried on by the non-resident within Israel.

          United States taxpayers will generally have the option of claiming the amount of any Israeli income taxes withheld at the source as either a deduction from gross income or as a credit against Federal income tax liability, subject to detailed rules and limitations contained in United States tax legislation.  At present, no estate or gift taxes are imposed under Israeli law.

          United States Federal Income Taxation

          The following summary describes certain material federal income tax consequences arising from the purchase, ownership and disposition of our ordinary shares.  This summary is not a complete analysis or description of all potential United States federal income tax consequences to U.S. Holders (as defined below) and does not address foreign, state, local or other tax consequences.  Furthermore, estate and gift tax consequences generally are not discussed herein.  This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, final, temporary and proposed United States Treasury Regulations promulgated thereunder, and the administrative and judicial interpretations thereof, all as in effect on the date of this report.  The consequences to any particular investor may differ from those described below by reason of that investor’s particular circumstances.  This summary does not address the considerations that may be applicable to particular classes of taxpayers, including financial institutions, insurance companies, small business investment companies, mutual funds, S corporations, broker-dealers and tax-exempt organizations, holders with a “functional currency” other than the United States dollar or holders of 10% or more of the total combined voting power of our ordinary shares.  This summary is addressed only to holders who are United States citizens; individuals resident in the United States for purposes of United States federal income tax; corporations or partnerships (or other entities properly characterized as corporations or partnerships for United States federal income tax purposes) created or organized under the laws of the United States or any state thereof; estates the income of which is subject to United States federal income taxation regardless of its source or trusts if: a United States court can exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of such trust (“U.S. Holders”).

          Treatment of Distributions.  For United States federal income tax purposes, gross distributions (including the amount of any Israeli taxes withheld therefrom) paid to a U.S. Holder with respect to our ordinary shares will be includable as ordinary income to the extent made out of current and accumulated earnings and profits of Robomatix, as determined based on United States tax principles, at the time the distributions are received by the holder.  Such distributions will be treated as foreign source dividend income and will not be eligible for the dividends-received deduction generally allowed to United States corporations under Section 243 of the Code.  Any Israeli withholding tax imposed on dividends will be a foreign income tax and will therefore be eligible for credit against such U.S. Holder’s United States federal income tax liability, subject to certain limitations set out in the Code (or, alternatively, for deduction against income in determining such tax liability).  The limitations set out in the Code with respect to foreign tax credits include, among others, computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the United States federal income taxes otherwise payable with respect to each class of income and a limitation on the use of the credit in any taxable year to reduce not more than 90% of the liability for the United States individual and corporate alternative minimum tax.  Foreign income taxes exceeding the credit limitation for the year of payment or accrual can be carried back for two taxable years and forward for five taxable years, in order to reduce United States federal income taxes, subject to the credit and alternative minimum tax limitations applicable to each of such years and other restrictions.

          Dividends paid in New Israeli Shekels will be included in income in a United States dollar amount based on the exchange rate at the time of their receipt.  U.S. Holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any amounts received as a dividend which are converted into United States dollars on a date subsequent to their receipt.

          Distributions in excess of our current and accumulated earnings and profits (as determined based on United States tax principles) are treated as a non-taxable return of basis to the extent thereof (thus increasing the amount of gain, or reducing the amount of loss, which may be realized by a holder upon a sale or exchange of ordinary shares as described below).  The amount of any distribution which exceeds a holder’s basis in ordinary shares will be treated as a gain from the sale of ordinary shares.

          Disposition.  A U.S. Holder will recognize gain or loss for United States federal income tax purposes upon the sale or other disposition of ordinary shares in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in such ordinary shares.  Such gain or loss generally will be capital gain or loss if the ordinary shares are a capital asset in the hands of the U.S. Holder and will be long-term capital gain or loss if the ordinary shares have been held for more than one year.  Any gain or loss recognized on the sale or other disposition of ordinary shares will generally be United States source income.  However, pursuant to the U.S.-Israel Tax Treaty, such gain may be foreign source income in certain circumstances.  Any capital loss realized upon the sale, exchange or other disposition of ordinary shares is generally deductible only against capital gains and not against ordinary income, except that in the case of non-corporate taxpayers, a capital loss is deductible only to the extent of capital gains plus ordinary income of up to $3,000.  If the amount realized on a sale or exchange is not denominated in United States dollars, the amount realized will be equal to the United States dollar value thereof, determined at the spot rate on the date of the sale or exchange.

          Our Tax Status for United States Federal Income Tax Purposes

          Passive Foreign Investment Companies.  A non-United States corporation will be classified as a passive foreign investment company (a “PFIC”) for United States federal income tax purposes if it satisfies either of the following two tests:  (i) 75% or more of its gross income is passive income or (ii) on average for the taxable year 50% or more (by value or, if the corporation is not a “publicly traded corporation” as defined in Section 1297(f) of the Code and so elects or if the corporation is a “controlled foreign corporation” (as defined below), by adjusted basis) of its assets produce or are held for the production of passive income.

          Due to the fact that the PFIC determination is made annually on the basis of facts and circumstances that may be beyond our control and because the principles and methodology for determining the fair market values of our assets are unclear, there can be no assurance that we are not currently or will not become a PFIC.  If we are a PFIC at any time during a U.S. Holder’s holding period for the ordinary shares, certain excess distributions with respect to, and gain upon the disposition of, the ordinary shares generally will be taxed at the time of the distribution or disposition as if the income or gain were ratably allocated over the U.S. Holder’s holding period for the shares in the PFIC.  The amount allocated to the year of the distribution or disposition or to years prior to our becoming a PFIC will be treated as ordinary income, and the amounts allocated to earlier years for which the corporation was a PFIC will be taxed at the highest rate applicable to individuals or corporations, as the case may be, for the taxable year to which the income is allocated.  Further, the tax on an amount allocated to such an earlier year will be subject to an interest charge which accrues from the due date of the return for that earlier year.  Additionally, if we are or were to become a PFIC, U.S. Holders who acquire ordinary shares from decedents whose holding period for the ordinary shares included time when we were a PFIC would be denied the normally available step-up of income tax basis for such ordinary shares to fair market value at the date of death and instead would have a tax basis limited to the decedent’s tax basis.  The above rules relating to distributions and dispositions generally will not apply if (i) the U.S. Holder elects to treat us as a qualified electing fund (a “QEF election”) for all taxable years that such holder has held the ordinary shares and we were a PFIC, or (ii) the ordinary shares are “marketable stock” for which a mark-to-market election can be and is made.  If a QEF election is made, a U.S. Holder generally will pay tax currently on its pro-rata share of our ordinary earnings and net capital gains (at ordinary income and capital gains rates, respectively), even if no dividends are actually paid.  Further, in such event, the denial of the basis step-up at death described above would not apply.  If the mark-to-market election is made, U.S. Holders will generally account for changes in the value of the ordinary shares on an annual basis as ordinary income or loss.

          In 2000, we engaged in a securities offering and invested the cash resulting from such offering, which exceeded 50% of its assets, in assets held for the production of passive income, satisfying one of the PFIC tests.  As a result of other investments in early 2001, however, we believe that neither of the two PFIC tests will continue to be satisfied.  Pursuant to a special rule in Section 1298(b)(3) of the Code relating to certain corporations changing businesses, and assuming that the corporation does not actually satisfy either of the PFIC tests in 2001 or 2002, the corporation will not have become a PFIC in 2000.

          We intend to notify U.S. Holders in the event that we conclude that we will be treated as a PFIC for any taxable year to enable U.S. Holders to consider whether to make a QEF election.  In addition, we intend to comply with the applicable information reporting requirements for U.S. Holders to make a QEF election.

          Controlled Foreign Corporations.  If more than 50% of the voting power of all classes of our shares or the total value of our shares is owned (directly, indirectly, or constructively) by United States shareholders, each of which owns (directly, indirectly, or constructively) at least 10% of our voting stock (the “10% Shareholders”), we (and, generally, any of our direct or indirect non-United States subsidiaries) will be treated as a “controlled foreign corporation” (a “CFC”).  If we are a CFC, 10% Shareholders who own our shares directly or indirectly will be required to include in their United States income their pro rata share of our “Subpart F Income” (which includes, among other things, certain passive income and income from sales or other transactions with or on behalf of affiliated parties), and certain other items of income, regardless of whether any distributions are made.  Subpart F Income previously included in income by a 10% Shareholder will not be included in income again if it is subsequently distributed.  In addition to the current inclusion of Subpart F Income, upon the sale or exchange or our ordinary shares, a U.S. Holder who is or was a 10% Shareholder at any time during the five year period ending on the date of such sale or exchange when we were a CFC would generally be required to treat a portion of the gain recognized upon the sale or exchange as a dividend to the extent of our earnings and profits which are attributable to those shares and which were accumulated while the shares were owned by the 10% Shareholder and we were a CFC.

          Generally, if we are a PFIC (as described above) as well as a CFC, we will not be treated as a PFIC with respect to a U.S. Holder for the portion of the U.S. Holder’s holding period during which the U.S. Holder is a 10% Shareholder and we are a CFC. It is possible that, as a result of sales and additional offerings of our ordinary shares to United States persons, we could be classified as a CFC.  Any 10 % Shareholders should consult their tax advisors regarding the application of the United States tax rules relating to CFCs.

          Information Reporting and Backup Withholding.  U.S. Holders are generally subject to information reporting requirements with respect to dividends and the proceeds of the disposition of all or a part of an ordinary share.  Under the Code, a U.S. Holder of an ordinary share may be subject, under certain circumstances, to “backup withholding” at a 31% rate on cash payments in the United States of the proceeds of disposition of all or part of an ordinary share.  Under regulations effective for payments made after December 31, 2000, dividends paid in the United States may also be subject to backup withholding.  Backup withholding will apply only if a U.S. Holder (i) fails to timely furnish to us its social security or other taxpayer identification number (“TIN”), (ii) furnishes an incorrect TIN, (iii) is notified by the IRS that it has failed to properly report payments of interest and dividends or (iv) under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the Internal Revenue Service (“IRS”) that it is subject to backup withholding for failure to report interest and dividend payments.  U.S. Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption if applicable.  The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such holder’s United States federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS.

 Documents on Display

          We are required to file reports and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and the regulations thereunder applicable to foreign private issuers. Reports and other information filed by us with the Securities and Exchange Commission may be inspected and copied at the Securities and Exchange Commission’s public reference facilities described below.  Although as a foreign private issuer we are not required to file periodic information as frequently or as promptly as United States companies, we generally do publicly announce our quarterly and year-end results promptly and file periodic information with the Securities and Exchange Commission under cover of Form 6-K.  As a foreign private issuer, we are also exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and other provisions in Section 16 of the Exchange Act.

          You may review a copy of our filings with the Securities and Exchange Commission, including any exhibits and schedules, at the Securities and Exchange Commission’s public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of such materials from the Public Reference Section of the Securities and Exchange Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms.  As a foreign private issuer we are not required to file through the Securities and Exchange Commission’s EDGAR system and our periodic filings are therefore not available on the Securities and Exchange Commission’s Web site. You may read and copy any reports, statements or other information that we file with the Securities and Exchange Commission at the Securities and Exchange Commission facilities listed above. These Securities and Exchange Commission filings are also available to the public from commercial document retrieval services.

          Any statement in this annual report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the registration statement, the contract or document is deemed to modify the description contained in this annual report. We urge you to review the exhibits themselves for a complete description of the contract or document.

Item 11:  Quantitative and Qualitative Disclosure about Market Risk

          We do not use financial instruments for trading purposes and do not hold any derivative financial instruments which could expose us to significant market risk.

          The carrying amount reported for cash and cash equivalents, trade receivables, short-term bank credit and trade payables approximate their fair values, due to the short-term maturity of these instruments.

          The carrying amount of the Company’s long-term borrowing approximates its fair value. The fair value was estimated using discounted cash flow analyses, based on the Company’s incremental borrowing rates for similar type of borrowing arrangements.

Item 12:  Description of Securities Other Than Equity Securities

          Not required.

PART 2

Item 13: Defaults, Dividend Arrearages and Delinquencies

          Not applicable.

Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

          Not applicable.

Item 15: Controls and Procedures

          An evaluation was performed under the supervision and with the participation of our management, including our chief executive officer of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, which was completed within 90 days of the filing date of this annual report, our chief executive officer concluded that our disclosure controls and procedures were effective though we are constantly engaged in the process of improving these controls and procedures. There have been no significant changes in our disclosure controls or in other factors that could significantly affect disclosure controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses. We do not have a chief financial officer and this role is fulfilled by our chief executive officer.

Item 16:

[reserved]

PART 3

Item 17: Financial Statements

          Not applicable.

Item 18: Financial Statements

See pages F-1 to F-36.

Item 19: Exhibits

Exhibit Number	Name

1.1

Memorandum of Association (incorporated by reference to our Pre-Effective Amendment No. 1 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on October 27, 1993)

1.2	Articles of Association, as amended (incorporated by reference to the 2000 20-F filed with the Securities Exchange Commission on June 30, 2001).
2.	Specimen Certificate for ordinary Shares (incorporated by reference to our Registration Statement on Form F-1, Amendment No.3 filed with the Securities and Exchange Commission on December 14, 1993)
4.1

Principles Agreement to Purchase Assets, dated February 2000, between Silverboim Technology (1999) Ltd., Silverboim Holdings Ltd. and Robomatix Technologies Ltd., excluding certain exhibits thereto, as amended on November 15, 2000; and a summary translation into English thereof (incorporated by reference to the 2000 20-F filed with the Securities Exchange Commission on June 30, 2001).

4.2	Agreement, dated as of December 31, 2000, by and between Gilex Holdings B.V. and Mersa Holding
B.V and the Annexes thereto (1)
4.3	Promissory Note payable to Gilex Holdings B.V. by Mersa Holding B.V. in the principal amount of $600,000 (1)
4.4	Guarantee Agreement, dated January 24, 2001, by and between Gilex Holdings B.V. and Robomatix Technologies Ltd. (1)
4.5	Translation of Robomatix’s Application for Provision of Credit from Bank Hapoalim, dated January 18, 2001 (1)
4.6	Summary Translation of a Letter of Undertaking, dated January 18, 2001, by Robomatix for the benefit of Bank Hapoalim (1)
4.7	Translation of a Debenture, dated January 18, 2001, issued by Robomatix Technologies Ltd. for the benefit of Bank Hapoalim and Schedule A thereto (1)
4.8	Translation of an Undertaking, dated January 18, 2001, by Robomatix Technologies Ltd. for the Benefit of Bank Hapoalim (1)

*4.9	Draft Services Agreement between Robomatix Technologies Ltd. and Silverboim Holdings Ltd. (incorporated by reference to the 2000 20-F filed with the Securities Exchange Commission on June 30, 2001)
4.10

Consultation and Management Agreement, dated November 15, 2001, between Robomatix Technologies Ltd. and Silverboim Holdings Ltd. (incorporated by reference to the 2000 20-F filed with the Securities Exchange Commission on June 30, 2001)

**4.11

Translation into English of: Purchasing Contract by and between Franz Kalff GmbH and Metro MGE GmbH and Terms and Conditions Contract related thereto; Agreement concerning Freight Remuneration, by and between Franz Kalff GmbH and Metro MGE GmbH; and Supply Agreement by and between Franz Kalff GmbH and Metro MGE GmbH.  (incorporated by reference to the 2000 20-F filed with the Securities Exchange Commission on June 30, 2001)

**4.12

Translation into English of: Agreement by and among Franz Kalff GmbH, REWE-Zentral-Aktiengesellschaft and REWE-Zentralfinanz eG and a letter of amendment related thereto. excluding its exhibit; 2001 Annual Agreement and Service Agreement between Franz Kalff GmbH and REWE-Zentralfinanz eG.(incorporated by reference to the 2000 20-F filed with the Securities Exchange Commission on June 30, 2001).

4.13

Loan Agreement, dated July 18, 2000, by and between Belas Holdings B.V. and Robomatix Technologies Ltd. (incorporated by reference to the 2000 20-F filed with the Securities Exchange Commission on June 30, 2001).

4.14

Share Purchase Agreement, dated October 2000, among Belas Holdings B.V. and the investors named therein, excluding the exhibits thereto. (incorporated by reference to the 2000 20-F filed with the Securities Exchange Commission on June 30, 2001)

4.15

Shareholders and Investors Rights Agreement, dated October 2000, among Belas Holdings B.V. and the persons named therein, excluding the exhibits thereto (incorporated by reference to the 2000 20-F filed with the Securities Exchange Commission on June 30, 2001).

4.16

Agreement, dated October 12, 2000, among Dirad Technologies (1999) Ltd., Robomatix Technologies Ltd. and other persons named therein, excluding the exhibits thereto; and a summary translation into English thereof. (incorporated by reference to the 2000 20-F filed with the Securities Exchange Commission on June 30, 2001)

4.17

Agreement, dated as of January 18, 2001, between Robomatix Technologies Ltd. and Mersa Holdings B.V. (incorporated by reference to the 2001 20-F filed with the Securities Exchange Commission on June 30, 2002)

4.18	Translation of a letter agreement with Bank Hapoalim, dated as of November 15, 2001(incorporated by reference to the 2001 20-F filed with the Securities Exchange Commission on June 30, 2002)
4.19

Summary of Agreement, dated as of December 10, 2001, by and among the shareholders of Dirad Technologies (1999) Ltd. and Leader Tech Ltd. (incorporated by reference to the 2001 20-F filed with the Securities Exchange Commission on June 30, 2002)

4.20	Share Purchase Agreement, dated as of September, 2002 by and between Robomatix Technologies Ltd. and SPL Software Ltd.
4.21

Summary of Share Purchase Agreement, dated as of November 19, 2002, by and between Robomatix Technologies Ltd. and Israel Land Development Insurance Holdings Ltd for the purchase of shares of Israel Land Development Insurance Company Ltd.

4.22

Summary of Share Purchase Agreement, dated as of November 19, 2002, by and between Robomatix Technologies Ltd. and Israel Land Development Insurance Holdings Ltd for the purchase of shares of ICIC -Israel Credit Insurance Company Ltd.

4.23	Summary of Consulting Agreement, dated as of November 19, 2002, by and between Robomatix Technologies Ltd. and Israel Land Development Insurance Company Ltd.
4.24	Agreement on the Sale and Transfer of Real Property of Franz Kalff GmbH and Lease Agreement as presented and executed before Dietrich Kleppi, notary public, Bonn, Germany

4.25	Summary of Share Purchase Agreement, dated as of December 19, 2003 by and among Robomatix Technologies Ltd., Associative Computing Ltd. and Benny Konstantin
4.26

Summary of Asset Purchase Agreement, dated as of January 1, 2003 (as amended on April 8, 2003) by and among Robomatix Technologies Ltd., Associative Computing Ltd., Benny Konstantin and Edco Electronics Ltd.

4.27	Summary of Agreement, dated as of March 31, 2003 by and between Robomatix Technologies Ltd. and Berger Holdings 1 (1992) Ltd.
8.1	List of Significant Subsidiaries
12.1	Certification by Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002

  (1) Previously filed with the Securities and Exchange Commission on January 31, 2001 as part of Form 6-K for the month of January, 2001, and incorporated by reference herein.
*Although the agreement has not yet been executed by the parties, the enclosed draft was the form of agreement approved by our shareholders and the parties are acting pursuant to its terms.
**Confidential treatment requested as to certain portions, which portions were omitted and filed separately with the Securities and Exchange Commission.

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized on this 25th day of June 2003.

ROBOMATIX TECHNOLOGIES LTD.

By:	/S/ ZVI BARINBOIM

Zvi Barinboim
Chairman of the Board of Directors

Exhibit Index

Exhibit Number	Name

1.1

Memorandum of Association (incorporated by reference to our Pre-Effective Amendment No. 1 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on October 27, 1993)

1.2	Articles of Association, as amended (incorporated by reference to the 2000 20-F filed with the Securities Exchange Commission on June 30, 2001).
2.	Specimen Certificate for ordinary Shares (incorporated by reference to our Registration Statement on Form F-1, Amendment No.3 filed with the Securities and Exchange Commission on December 14, 1993).
4.1

Principles Agreement to Purchase Assets, dated February 2000, between Silverboim Technology (1999) Ltd., Silverboim Holdings Ltd. and Robomatix Technologies Ltd., excluding certain exhibits thereto, as amended on November 15, 2000; and a summary translation into English thereof (incorporated by reference to the 2000 20-F filed with the Securities Exchange Commission on June 30, 2001).

4.2	Agreement, dated as of December 31, 2000, by and between Gilex Holdings B.V. and Mersa Holding
B.V and the Annexes thereto (1)
4.3	Promissory Note payable to Gilex Holdings B.V. by Mersa Holding B.V. in the principal amount of $600,000 (1)
4.4	Guarantee Agreement, dated January 24, 2001, by and between Gilex Holdings B.V. and Robomatix Technologies Ltd. (1)
4.5	Translation of Robomatix’s Application for Provision of Credit from Bank Hapoalim, dated January 18, 2001 (1)
4.6	Summary Translation of a Letter of Undertaking, dated January 18, 2001, by Robomatix for the benefit of Bank Hapoalim (1)
4.7	Translation of a Debenture, dated January 18, 2001, issued by Robomatix Technologies Ltd. for the benefit of Bank Hapoalim and Schedule A thereto (1)

4.8	Translation of an Undertaking, dated January 18, 2001, by Robomatix Technologies Ltd. for the Benefit of Bank Hapoalim (1)
*4.9	Draft Services Agreement between Robomatix Technologies Ltd. and Silverboim Holdings Ltd. (incorporated by reference to the 2000 20-F filed with the Securities Exchange Commission on June 30, 2001)
4.10

Consultation and Management Agreement, dated November 15, 2001, between Robomatix Technologies Ltd. and Silverboim Holdings Ltd. (incorporated by reference to the 2000 20-F filed with the Securities Exchange Commission on June 30, 2001)

**4.11

Translation into English of: Purchasing Contract by and between Franz Kalff GmbH and Metro MGE GmbH and Terms and Conditions Contract related thereto; Agreement concerning Freight Remuneration, by and between Franz Kalff GmbH and Metro MGE GmbH; and Supply Agreement by and between Franz Kalff GmbH and Metro MGE GmbH.  (incorporated by reference to the 2000 20-F filed with the Securities Exchange Commission on June 30, 2001)

**4.12

Translation into English of: Agreement by and among Franz Kalff GmbH, REWE-Zentral-Aktiengesellschaft and REWE-Zentralfinanz eG and a letter of amendment related thereto. excluding its exhibit; 2001 Annual Agreement and Service Agreement between Franz Kalff GmbH and REWE-Zentralfinanz eG.(incorporated by reference to the 2000 20-F filed with the Securities Exchange Commission on June 30, 2001)

4.13

Loan Agreement, dated July 18, 2000, by and between Belas Holdings B.V. and Robomatix Technologies Ltd. (incorporated by reference to the 2000 20-F filed with the Securities Exchange Commission on June 30, 2001).

4.14

Share Purchase Agreement, dated October 2000, among Belas Holdings B.V. and the investors named therein, excluding the exhibits thereto. (incorporated by reference to the 2000 20-F filed with the Securities Exchange Commission on June 30, 2001)

4.15

Shareholders and Investors Rights Agreement, dated October 2000, among Belas Holdings B.V. and the persons named therein, excluding the exhibits thereto (incorporated by reference to the 2000 20-F filed with the Securities Exchange Commission on June 30, 2001).

4.16

Agreement, dated October 12, 2000, among Dirad Technologies (1999) Ltd., Robomatix Technologies Ltd. and other persons named therein, excluding the exhibits thereto; and a summary translation into English thereof. (incorporated by reference to the 2000 20-F filed with the Securities Exchange Commission on June 30, 2001)

4.17

Agreement, dated as of January 18, 2001, between Robomatix Technologies Ltd. and Mersa Holdings B.V. (incorporated by reference to the 2000 20-F filed with the Securities Exchange Commission on June 30, 2001)

4.18	Translation of a letter agreement with Bank Hapoalim, dated as of November 15, 2001(incorporated by reference to the 2001 20-F filed with the Securities Exchange Commission on June 30, 2002)
4.19

Summary of Agreement, dated as of December 10, 2001, by and among the shareholders of Dirad Technologies (1999) Ltd. and Leader Tech Ltd. (incorporated by reference to the 2001 20-F filed with the Securities Exchange Commission on June 30, 2002)

4.20	Share Purchase Agreement, dated as of September, 2002 by and between Robomatix Technologies Ltd. and SPL Software Ltd.
4.21

Summary of Share Purchase Agreement, dated as of November 19, 2002, by and between Robomatix Technologies Ltd. and Israel Land Development Insurance Holdings Ltd for the purchase of shares of Israel Land Development Insurance Company Ltd.

4.22

Summary of Share Purchase Agreement, dated as of November 19, 2002, by and between Robomatix Technologies Ltd. and Israel Land Development Insurance Holdings Ltd for the purchase of shares of ICIC -Israel Credit Insurance Company Ltd.

4.23	Summary of Consulting Agreement, dated as of November 19, 2002, by and between Robomatix Technologies Ltd. and Israel Land Development Insurance Company Ltd.
4.24	Agreement on the Sale and Transfer of Real Property of Franz Kalff GmbH and Lease Agreement as presented and executed before Dietrich Kleppi, notary public, Bonn, Germany
4.25	Summary of Share Purchase Agreement, dated as of December 19, 2003 by and among Robomatix Technologies Ltd., Associative Computing Ltd. and Benny Konstantin

4.26

Summary of Asset Purchase Agreement, dated as of January 1, 2003 (as amended on April 8, 2003) by and among Robomatix Technologies Ltd., Associative Computing Ltd., Benny Konstantin and Edco Electronics Ltd.

4.27	Summary of Agreement, dated as of March 31, 2003 by and between Robomatix Technologies Ltd. and Berger Holdings 1 (1992) Ltd.
8.1	List of Significant Subsidiaries
12.1	Certification by Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002

(1) Previously filed with the Securities and Exchange Commission on January 31, 2001 as part of Form 6-K for the month of January, 2001, and incorporated by reference herein.
*Although the agreement has not yet been executed by the parties, the enclosed draft was the form of agreement approved by our shareholders and the parties are acting pursuant to its terms.  The parties intend to execute the agreement in the near future.
**Confidential treatment requested as to certain portions, which portions were omitted and filed separately with the Securities and Exchange Commission.

CERTIFICATION

I, Amit Goldwasser, certify that:

1.     I have reviewed this annual report on Form 20-F of Robomatix Technologies Ltd.;

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

June 25, 2003

/S/AMIT GOLDWASSER

Amit Goldwasser
Chief Executive Officer

EXHIBIT 12.1

CERTIFICATION PURSUANT TO
18 U.S.C SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

           In connection with the Annual Report of Robomatix Technologies Ltd. (the “Company”) on Form 20-F for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Amit Goldwasser, as Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1.	the Report fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934; and

2.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/S/ AMIT GOLDWASSER
Amit Goldwasser
June 25, 2003	Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

1

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002

IN U.S. DOLLARS

INDEX

Page

Report of Independent Auditors	2

Consolidated Balance Sheets	3 - 4

Consolidated Statements of Operations	5

Statements of Changes in Shareholders’ Equity (Deficiency)	6

Consolidated Statements of Cash Flows	7 - 8

Notes to Consolidated Financial Statements	9 - 35

- - - - - - - - - -

ERNST &YOUNG

REPORT OF INDEPENDENT AUDITORS

To the shareholders of

ROBOMATIX TECHNOLOGIES LTD.

          We have audited the accompanying consolidated balance sheets of Robomatix Technologies Ltd. (“the Company”) and its subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of operations, changes in shareholders’ equity (deficiency) and cash flows for the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and 2001 and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel	KOST FORER & GABBAY
May 31, 2003	A Member of Ernst & Young Global

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,

	2002	2001

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$381	$327
Marketable securities	135	-
Trade receivables (net of allowance for doubtful accounts of $ 63 and $ 61 at December 31, 2002 and 2001, respectively)	1,656	1,252
Other accounts receivable and prepaid expenses (Note 3a)	356	201
Inventories (Note 3b)	2,762	2,255

Total current assets	5,290	4,035

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term receivables from related party (Note 1b)	172	-
Investments in other companies (Note 4)	2,640	2,881

	2,812	2,881

PROPERTY, PLANT AND EQUIPMENT, NET (Note 5)	3,740	3,494

DEFERRED TAXES (Note 10)	2,572	2,516

Total assets	$14,414	$12,926

The accompanying notes are an integral part of the consolidated financial statements.

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,

	2002	2001

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank credit (Note 6a)	$1,004	$319
Current maturities of long-term loans (Note 7)	444	577
Trade payables	784	930
Other accounts payable and accrued expenses (Note 6b)	1,590	1,337

Total current liabilities	3,822	3,163

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities (Note 7)	4,489	3,936
Accrued pensions and severance pay	553	477

	5,042	4,413

COMMITMENTS AND CONTINGENT LIABILITIES (Note 8)

SHAREHOLDERS’ EQUITY (Note 9):
Share capital -
Ordinary shares of NIS 1.46 par value:
Authorized: 30,000,000 shares as of December 31, 2002 and 2001; Issued and outstanding: 13,599,626 shares as of December 31, 2002 and 2001	5,649	5,649
Additional paid-in capital	30,133	29,524
Accumulated other comprehensive loss	(36)	(69)
Accumulated deficit	(30,196)	(29,754)

Total shareholders’ equity	5,550	5,350

Total liabilities and shareholders’ equity	$14,414	$12,926

The accompanying notes are an integral part of the consolidated financial statements.

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,

	2002	2001		2000

Sales, net (Note 12)	8,704	$	*) 8,235	$-
Cost of sales	6,708		6,322	-

Gross profit	1,996		1,913	-

Selling and marketing expenses	655		*) 575	-
General and administrative expenses	1,471		1,762	751

Operating loss	(130)		(424)	(751)
Impairment of long-term investments	-		(1,390)	(2,079)
Other income (Note 13a)	257		362	50
Financial income (expenses), net (Note 13b)	(191)		(284)	285

Loss before taxes on income	(64)		(1,736)	(2,495)
Taxes on income (Note 10d)	378		88	-

Net loss	$(442)		$(1,824)	$(2,495)

Basic and diluted net earnings (loss) per share -	$(0.03)		$(0.13)	$(0.21)

Weighted average number of shares used in computing basic net earnings (loss) per share	13,599,626		13,520,722	11,861,798

Weighted average number of shares used in computing diluted net earnings (loss) per share	13,599,626		13,587,389	11,861,798

*)        Reclassified.

The accompanying notes are an integral part of the consolidated financial statements.

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)

U.S. dollars in thousands

	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total comprehensive income (loss)	Total shareholders equity

Balance as of January 1, 2000	$2,503	$22,450	$-	$(25,435)		$(482)
Conversion of convertible debentures into shares, net	1,758	322	-	-		2,080
Issuance of shares, net	959	5,102	-	-		6,061
Exercise of options	7	(7)	-	-		-
Net loss	-	-	-	(2,495)	$(2,495)	(2,495)

Total comprehensive loss					$(2,495)

Balance as of December 31, 2000	5,227	27,867	-	(27,930)		5,164
Issuance of shares, net	422	1,657	-	-		2,079
Foreign currency translation adjustments	-	-	(69)	-	$(69)	(69)
Net loss	-	-	-	(1,824)	(1,824)	(1,824)

Total comprehensive loss					$(1,893)

Balance as of December 31, 2001	5,649	29,524	(69)	(29,754)		5,350
Capital surplus from transaction with related party (see Note 1b)	-	609	-	-		609
Other comprehensive income (losses):
Foreign currency translation adjustments	-	-	162	-	162	162
Unrealized losses on available-for-sale marketable securities	-	-	(129)	-	(129)	(129)
Net loss	-	-	-	(442)	(442)	(442)

Total comprehensive loss					$(409)

Balance as of December 31, 2002	$5,649	$30,133	$(36)	$(30,196)		$5,550

The accompanying notes are an integral part of the consolidated financial statements.

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2002	2001	2000

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(442)	$(1,824)	$(2,495)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities from continuing operations:
Impairment on long-term investments	-	1,390	2,079
Deferred income taxes	378	(88)	-
Accrued interest of long-term loans	-	131	-
Depreciation	201	177	5
Decrease (increase) in inventories	(83)	181	-
Accrued pensions and severance pay	(13)	(9)	-
Decrease (increase) in other accounts receivable and prepaid expenses	61	609	(113)
Increase (decease) in trade payables	(248)	85	55
Increase in other accounts payable and accrued expenses	43	137	59
Increase in trade receivables	(167)	(142)	-

Net cash provided by (used in) operating activities	(270)	647	(410)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(13)	(2)	(2)
Investment in long-term investments	(23)	(32)	(6,544)
Proceeds from sale of a subsidiary (a)	208	-	-
Payment for acquisition of a consolidated subsidiary (b)	-	(6,666)	-
Proceeds from restricted cash deposit	-	-	2,080
Proceeds from sale of property and equipment	8	-	-

Net cash provided by (used in) investing activities	180	(6,700)	(4,466)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of shares	-	-	6,061
Proceeds from long-term debt	-	5,503	-
Repayment of long-term debt	(560)	(846)	-
Short-term bank credit, net	625	319	15

Net cash provided by financing activities	65	4,976	6,076

Effect of exchange rate changes on cash and cash equivalents	79	135	-

Increase (decrease) in cash and cash equivalents	54	(942)	1,200
Cash and cash equivalents at the beginning of the year	327	1,269	69

Cash and cash equivalents at the end of the year	$381	$327	$1,269

The accompanying notes are an integral part of the consolidated financial statements.

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,

		2002	2001	2000

(a)	Proceeds from sale of a subsidiary (Note 1b):
	Assets and liabilities of the subsidiaries at date of disposal:
	Working capital (excluding cash and cash equivalents)	$39	$-	$-
	Related party receivable related to sale of subsidiary from related party	362	-	-
	Capital gain	(609)	-	-

		$(208)	$-	$-

(b)	Payment for acquisition of a consolidated subsidiary (see Note 1c):

	Fair value of assets acquired and liabilities assumed at date of acquisition:

	Working capital (excluding cash and cash equivalents)	$-	$2,697	$-
	Property, plant and equipment	-	3,784	-
	Accrued severance pay	-	(511)	-
	Deferred income taxes	-	2,775	-
	Issuance of shares, net	-	(2,079)	-

		$-	$6,666	$-

(c)	Supplemental disclosure of cash flows activities:
	Cash paid during the year for interest	$21	$189	$31

Supplementary information on financing activities not involving cash flows:

Conversion of convertible debentures into shares, net		$-	$-	$2,080

Sale of long-term investment for consideration of marketable securities		$264	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 1:-	GENERAL

	a.	Nature of operations:

Robomatix Technologies Ltd. (“the Company”) is an Israeli holding company.

The Company’s shares are traded in the OTC Bulletin Board (symbol: RBMFX).

The Company holds all of the outstanding share capital of Franz Kalff GmbH (“Kalff”), a German company engaged in manufacturing through subcontractores, marketing and sale of first aid kits, primarily for the automotive industry. The Company also holds interests in eLady Ltd., a Japanese Internet commerce portal for women. The Company also invests in technology-based start-up companies and in the high-tech industry.

Five customers accounted for 66% and 68% of sales in 2002 and 2001, respectively. (see also Note 12).

	b.	Sale of a subsidiary to a related party:

In September 2002, the Company sold 100% of the share capital of Robomatix (Israel) Ltd. (a dormant subsidiary), to a company under common control in consideration of $ 570. The Company will receive the consideration amount in 3 installments as follows: an amount of $ 190 was received in the closing, $ 190 will be received in September 2003 and $ 190 will be received in September 2004. As a result of this sale, the Company recorded a capital surplus of $ 609 resulting from translation with related party.

	c.	Acquisition of Kalff:

On January 11, 2001, the Company, through its new wholly-owned Dutch subsidiary, Mersa Holding B.V. (“Mersa”), a company registered under the laws of the Netherlands, purchased 100% of the outstanding share capital of Kalff. The purchase of the outstanding share capital of Kalff was completed on January 24, 2001.

The purchase price was $ 6,900 in cash, and $ 2,100 in the form of 1,200,000 unregistered Ordinary shares of the Company. Since the trading volume of the company’s shares was low, the share market price did not reflect the fair value of the Company’s shares and therefore, the fair value was determined to be $ 1.75 per share based on economic valuation performed by a third party expert. The total purchase price was fully.

The Company financed an amount in Euros equal to $ 5,500 of its loan to Mersa through a collateralized loan that the Company took from a bank in Israel.

The Company accounted for this acquisition by the purchase method. The excess of the estimated fair value over the book value was attributed to land and buildings. The operations of Kalff are included in the consolidated statement from the date of acquisition.

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL (Cont.)

The following represents the unaudited pro forma results of operations for the year ended December 31, 2000 assuming the acquisition occurred on January 1, 2000:

Year ended December 31, 2000

Sales, net	$9,864

Net loss	$(3,393)

Basic and diluted net loss per share	$(0.23)

	d.	During the years prior to 2000, the Company discontinued all of its past operations, which were in the field of robotics, laser, ultrasound, imaging and vision technologies.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States (“U.S. GAAP”).

	a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

	b.	Financial statements in U.S. dollars:

A majority of the costs of the Company and certain of its subsidiaries is generated in U.S. dollars (“dollars”). The Company’s management believes that the dollar is the primary currency of the economic environment in which the Company and certain of its subsidiaries operate. Thus, the functional and reporting currency of the Company and certain of its subsidiaries is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Statement of Financial Accounting Standard No. 52 “Foreign Currency Translation” (“SFAS No. 52”). All transactions gains and losses from the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The financial statement of Kalff, the German subsidiary, whose functional currency is the Euro have been translated to U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statements of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders’ equity in accumulated other comprehensive income (loss).

	c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Inter-company transactions and balances have been eliminated upon consolidation.

	d.	Cash equivalents:

Cash equivalents are short-term, highly liquid investments that are readily convertible to cash, with original maturities of three months or less.

	e.	Marketable securities:

Investments in marketable securities are accounted for in accordance with Statement of financial Accounting Standard Board No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”). Management determines the appropriate classification of its investments in marketable equity securities at the time of purchase and reevaluates such determinations at each balance sheet date. The Company classified its marketable securities as available-for-sale. Accordingly, these securities are carried at fair value, with unrealized gains and losses reported in a separate component of shareholders equity under “Accumulated other comprehensive loss”. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of operations.

	f.	Allowance for doubtful accounts:

The allowance for doubtful accounts is calculated primarily with respect to specific debts which, in the opinion of the Company’s management, are doubtful of collection.

	g.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence. The Company wrote-off approximately $ 145 and $ 140 in 2002 and 2001, respectively. The write-off is included in the cost of sales. Cost is determined as follows:

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Raw materials - average cost basis.

Finished goods - average production costs including materials and labor.

Purchased products for commercial purposes - at cost.

	h.	Property, plant and equipment:

		1.	Property plant and equipment are stated at cost, net of accumulated depreciation.

		2.	Depreciation is calculated by the straight-line method, over the estimated useful lives of the assets at the following annual rates:

%

Buildings and improvements	5-25
Computers (including related software)	33
Motor vehicles	15
Machinery and equipment	5-20

i.	Investment in other companies

Investment in non-marketable securities are recorded at the lower of cost or estimated fair value since the Company does not have the ability to exercise significant influence over the operating and financial policy of the companies.

The carrying value of investment in shares of the companies is periodically reviewed by management based upon the difference between the carrying amount and fair value of such investments. If this review indicates that there are differences between the carrying value and the fair value, the carrying value of those investments are reduced to their estimate fair value and the impairment loss is recognized in the statement of operation. The Company recognized impairment losses in the amount of $ 2,079 and $ 1,390 in the year 2000 and 2001, respectively.

j.	Impairment of long-lived assets:

The Company and its subsidiaries’ long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144 “Accounting for the Impairment of Disposal of Long-lived Assets” (“SFAS No. 144”) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2002, no impairment losses have been identified.

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	k.	Revenue recognition:

The Company through its subsidiary generates revenues mainly from sales of first-aid kits. The Company sells its products primarily through retail stores and car manufacturers in Germany.

Revenues from product sales are recognized in accordance with Staff Accounting Bulletin No. 101 “Revenue Recognition in Financial Statements” (“SAB No. 101”) when delivery has occurred, persuasive evidence of an agreement exists, the vendor’s fee is fixed or determinable and collectibility is probable. The Company maintains a provision for product returns, in accordance with Statement of Financial Accounting Standard No. 48, “Revenue Recognition When Right of Return Exists” (“SFAS No. 48”). The provision for returns and other allowances are determined principally on the basis of past experience and are deducted from revenues.

The Company and its subsidiaries apply the provisions of EITF 00-10, “Accounting for Shipping and Handling Fees and Costs”, which requires that all amounts billed to a customer in a sales transaction related to shipping and handling be classified as revenue and all shipping and handling costs incurred are included as a component of cost of goods sold.

	l.	Sales incentives and trade promotional allowances:

The Company has adopted EITF No. 01-09 “Accounting for Consideration Given by a Vendor to a Customer (including a Reseller of the Vendor’s Products). In accordance with EITF 01-9, the Company has offset sales and marketing expenses deriving from sales incentives and trade promotional allowances against sales. Accordingly, certain amounts in 2001 have been reclassified (offseting of $ 529 of selling and marketing expenses against sales) to conform to the current year’s presentation.

	m.	Advertising expenses:

Advertising expenses are charged to the statement of operations as incurred. Advertising expenses for the years ended December 31, 2002, 2001 and 2000 were $ 17, $ 18 and $ 0, respectively.

	n.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”. This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	o.	Accounting for stock based compensation

The Company has elected to follow Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB No. 25”) and FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation” (“FIN No. 44”) in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of the Company’s share options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized.

The pro-forma disclosures required by SFAS No. 123 and by FASB No. 148 are as follows:

	Year ended December 31,

	2002	2001	2000

Net loss - as reported	$(442)	$(1,824)	$(2,495)

Deduct: Total stock-based compensation determined under fair value based method for all awards	$(44)	$(32)	$—

Net loss - pro forma	$(486)	$(1,856)	$(2,495)

Net loss per share - as reported and pro- forma	$(0.03)	$(0.13)	$(0.21)

Under SFAS No. 123, pro forma information regarding net earnings (loss) is required and determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No.123. The fair value of each option granted was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for 2001: risk-free interest rates 2.75%, respectively; dividend yield of 0% for the year; expected volatility of  83.8%, respectively, and expected life of 10 years.

Options to employees were issued at fair value. No compensation expenses were recognized during the period of three years ended December 31, 2002.

The Company applies SFAS No. 123 and EITF 96-18 “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” with respect to options issued to non-employees. SFAS 123 requires use of an option valuation model to measure the fair value of the options at the grant date.

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	p.	Net loss per share:

Basic net loss per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net loss per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, “Earnings per Share” (“SFAS No. 128”).

All convertible debentures, outstanding stock options, and warrants have been excluded from the calculation of the diluted net loss per Ordinary share because all such securities are anti-dilutive for all periods presented. The total weighted average number of share related to the outstanding convertible debenture, options and warrants excluded from the calculations of diluted net loss per share was 3,897,384, 269,630 and 3,863,769 for the years ended December 31, 2002, 2001 and 2000, respectively.

	q.	Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, trade receivables, short-term bank credit and trade payables approximate their fair values, due to the short-term maturity of such instruments.

The fair value for marketable securities is based on quoted market price.

Long-term receivables from related party are recorded at estimated present values determined based on current rates of interest. Imputed interest is recognized, using the effective interest method as a component of interest income in the accompanying statements.

The carrying amount of the Company’s long-term borrowing approximates its fair value. The fair value was estimated using discounted cash flow analysis, based on the Company’s incremental borrowing rates for similar type of borrowing arrangements.

	r.	Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist primarily of cash and cash equivalents, trade receivables and marketable securities.

The majority of the Company’s and its subsidiaries’ cash and cash equivalents is invested in banks in Israel and Germany. Management believes that the financial institutions that hold the Company’s investments are financially sound, and accordingly, minimal credit risk exists with respect to these investments.

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The subsidiary’s trade receivables are mainly derived from sales to customers in Germany. The subsidiary has adopted credit policies and standards intended to accommodate industry growth and inherent risk. Management believes that credit risks are moderated by obtaining credit insurance, the diversity of its customer base and geographic sales areas. The Company performs ongoing credit evaluations of its customers’ financial condition and requires collateral when deemed necessary.

The Company has no off-balance-sheet concentration of credit risk, such as foreign exchange contracts or option contracts.

	s.	Pension plans and severance pay:

The Company’s liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees in Israel multiplied by the number of years of employment as of balance sheet date. Employees are entitled to one month’s salary for each year of employment, or a portion thereof. The Company’s liability for all of its employees in Israel provided by monthly deposits with insurance policies.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds are based on the cash surrendered value of these policies, and include immaterial profits.

The liability for severance pay and the deposit fund were immaterial as of December 31, 2002 and 2001.

The German subsidiary maintains two defined benefit pension plans covering mostly retired and inactive employees. For the defined benefit plans, pension benefits are based primarily on length of service. The plans are not funded by the Company and are closed to employees who were hired after 1987.

Components of net periodic benefit cost are:

	2002	2001

Service cost	$1	$1
Interest cost	28	28

Net periodic benefit cost	$29	$29

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Change in the projected benefit obligation for the defined benefit plans:

	2002	2001

Benefit obligation at beginning of year	$474	$511
Service cost	1	1
Interest cost	28	28
Benefits paid	(38)	(34)
Foreign currency translation adjustments	88	(32)

Benefit obligation at year end	$553	$474

The following table sets forth the funded status of the plans at December 31, 2002 and 2001:

	2002	2001

Vested benefit obligation	$530	$448
Accumulated benefit obligation	$553	$474
Projected benefit obligation	$553	$474
Accrued pension cost	$553	$474

The Company used the following assumptions to measure its pension obligation for the years reported:

Discount rate	5.75% (6% in 2001)
Inflation rate	2%

Severance and pension expenses for the years ended December 31, 2002, 2001 and 2000, amounted to approximately $ 76, $ 36 and $ 10, respectively.

t.	Net investment hedge in a foreign currency:

The Company uses a foreign denominated fixed rate long-term loan to protect the value of its investment in its foreign subsidiary in Germany. Realized and unrealized gains and losses from this hedge are not included in the statement of operations but are included in other comprehensive losses as cumulative translation adjustments.

During the years ended December 31, 2002 and 2001, the Company recognized $ 980 of net loss and $ 354 of net gains, respectively included in the cumulative translation adjustment, related to foreign denominated fixed-rate long-term loan.

u.	Reclassification:

Certain amounts from prior years have been reclassified ton conform to the current year’s presentation.

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	v.	Impact of recently issued accounting standards:

In April 2002, the FASB issued Statement of Financial Accounting Standard No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS No. 145”), which rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt” and an amendment of that Statement, and SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.” SFAS No. 145 also rescinds SFAS No. 44, “Accounting for Intangible Assets for Motor Carriers.” SFAS No. 145 amends SFAS No. 13, “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. The Company does not expect the adoption of SFAS No. 145 will have a material impact on its results of operations or financial position.

In June 2002, the FASB issues Statement of Financial Accounting Standard No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”), which addresses significant issue regarding the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan.  SFAS No. 146 is effective for all exit or disposal activities initiated after December 31, 2002.  The Company does not expect the adoption of SFAS No. 146 to have a material impact on its results of operations or financial position.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34” (“FIN No. 45”). FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 does not prescribe a specific approach for subsequently measuring the guarantor’s recognized liability over the term of the related guarantee. It also incorporates, without change, the guidance in FASB Interpretation No. 34, “Disclosure of Indirect Guarantees of Indebtedness of Others,” which is being superseded. The disclosure provisions of FIN No. 45 are effective for financial statements of interim or annual periods that end after December 15, 2002, and the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor’s year-end. The Company does not expect the adoption of FIN No. 45 to have a material impact on its results of operations or financial position.

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In November 2002, the Emerging Issues Task Force (EITF) of the FASB reached a consensus on EITF No. 00-21, “Accounting for Revenue Arrangements with Multiple Element Deliverables.” The issue addresses how to account for arrangements that may involve multiple revenue-generating activities, i.e., the delivery or performance of multiple products, services, and/or rights to use assets. In applying this guidance, separate contracts with the same party, entered into at or near the same time, will be presumed to be a package, and the consideration will be measured and allocated to the separate units based on their relative fair values. This consensus guidance will be applicable to agreements entered into in quarters beginning after June 15, 2003. The Company does not expect that the adoption of this standard will have a material effect on its financial position or results of operations.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (‘‘FIN 46’’). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. As of December 31, 2002, the Company has not yet determined what effect, if any, FIN 46 will have on its consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. The Company does not expect that the adoption of this standard will have a material effect on its financial position or results of operations.

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-	SUPPLEMENTARY INFORMATION ON CURRENT ASSETS

	a.	Other accounts receivable and prepaid expenses:

	December 31,

	2002	2001

Government of Israel	$4	$5
Prepaid expenses	159	186
Receivables on related to sale of subsidiary to a related party (Note 1b)	190	-
Other	3	10

	$356	$201

b.	Inventories:

Raw materials	$999	$984
Finished products and goods	1,763	1,271

	$2,762	$2,255

NOTE 4:-	INVESTMENTS IN OTHER COMPANIES

During 2000, the Company invested in shares of eLady Ltd., a Japanese company, engaged in operating a Japanese fashion and style e-commerce portal for women.

The total cost of the Company’s indirect holdings in eLady Ltd. was approximately $ 5,640 (net of placement fee for capital raising of $ 263). In August 2001, some investors, including related parties of the Company, advanced a convertible loan to Belas Holding B.V. resulting an increase of the indirect holding of the Company from approximately 16.5% to approximately 27%. Although the increase, resulting from a ratchet the company had, the Company does not have the ability to exercise significant influence over the operating and financial policy, since it failed in receiving financial information from eLady. During 2000 and 2001, certain conditions were identified by management, including recurring operating losses and downward adjustment to the Company’s projections, as potential indicators of intangible asset impairment. As a result of the above conditions, management conducted an evaluation of the carrying value of the Company’s investment in eLady. The evaluation resulted in an impairment charge of $ 1,000 and $ 2,000 for the years 2001 and 2000, respectively.

In February 2000, the Company purchased shares of Kasparov Chess Online Inc. for approximately $ 54. The Company wrote off in full the investment in the amount of $ 54 during the fourth quarter of 2000, based on the evaluation of its management of the fair value of its holdings.

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-	LONG-TERM INVESTMENTS (Cont.)

In March 2000, the Company purchased shares of Homenet Ltd. for approximately $ 25. During the second quarter of 2000, the Company provided for an impairment loss of $ 25, due to the fact that Homenet Ltd. was under liquidation.

During 2000 and 2001, the Company purchased shares of Dirad Technologies (1999) Ltd. (“Dirad”), which is engaged in investing in high-tech companies an amount of $ 680. The Company’s holdings in Dirad reached approximately 13.6% as of December 31, 2001. In addition, the Company received 5% of the share capital of Dirad Management Technologies (2000) Ltd., an Israeli company that provides management services to Dirad in consideration for management fees and preference in distribution of dividends. The share purchase agreement provides for a nine member board of directors, of which the Company is entitled to appoint one member.

In December 2001, the Company was a part of an agreement between Leader Tech Ltd., a public company traded in Israel, Dirad and all Dirad’s shareholders, among them the Company. According to the agreement, Leader Tech is to purchase from all of Dirad’s shareholders their holdings in Dirad in consideration for Leader Tech shares. The closing of the agreement was on April 29, 2002. Pursuant to the closing of the agreement, the Company sold all of its shares in Dirad to Leader Tech, in consideration for 2,167,321 Ordinary shares of Leader Tech, constituting approximately 4.4% of the issued share capital of Leader Tech. The Company provided for an impairment loss of $ 390 during 2001 based on the opinion of its management of the fair value of its holding in Dirad. The investment in Leader Tech’s shares is presented as marketable securities and classified as available for sale.

NOTE 5:-	PROPERTY, PLANT AND EQUIPMENT

Composition of assets, grouped by major classifications, is as follows:

	December 31,

	2002	2001

Cost:
Buildings, land and improvements *)	$5,152	$4,494
Computers (including related software)	83	69
Motor vehicles	-	16
Machinery and equipment	2,031	1,704

	7,266	6,283

Accumulated depreciation	(3,526)	(2,789)

Depreciated cost	$3,740	$3,494

Depreciation expenses for the years ended December 31, 2002, 2001 and 2000, were $ 201, $ 177 and $ 5, respectively.

As for pledges, see Note 8e.

*) See also Note 14a.

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:-	SUPPLEMENTARY INFORMATION ON CURRENT LIABILITIES

	a.	Short-term bank credit:

	Interest rate		Amount

	December 31,		December 31,

	2002	2001	2002	2001

	%

Short-term bank credit
In NIS	-	13.5	$4	$3
In Euro	9	10.25	1,000	316

			$1,004	$319

Total authorized credit lines			$2,107	$658

Unutilized credit lines			$1,103	$339

b.	Other accounts payable and accrued expenses:

	December 31,

	2002	2001

Customer advances	$-	$137
Payroll and related expenses	120	207
Accrued expenses and other (1)	873	491
Accrued customer bonuses	456	368
Other	141	134

	$1,590	$1,337

(1) Including a related party	$360	$180

NOTE 7:-	LONG-TERM LOANS

	a.	Composed as follows:

Long-term bank loans	$4,933	$4,513
Less - current maturities	444	577

	$4,489	$3,936

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-	LONG-TERM LOAN (Cont.)

b.

The Company will not be able to utilize any revenues generated by Kalff. Payments of dividends, management fees or any other amount paid to the Company, will be deposited in the bank account and will be used to repay the loan to the bank.

	c.	Classified by currency, linkage terms and interest rates, the total amount of the liabilities (before deduction of current maturities) is as follows:

	Interest rate		Amount

	December 31,		December 31,

	2002	2001	2002	2001

	%

In, or linked to, the U.S. dollar	3.25	5.57	$3	$34
In Euro	-	6.00	-	4,467
In Swiss Franks	3.25	-	4,918	-
In Israeli currency - linked to CPI	8.5	8.5	12	12

			$4,933	$4,513

e.	The liabilities mature as follows:

December 31, 2002

2002 (current maturity)	$444
2003	429
2004	429
2005	429
2006	429
Thereafter	2,773

$4,933

f.	As for pledges, see Note 8e.

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-	COMMITMENTS AND CONTINGENT LIABILITIES

	a.	Royalty commitments:

The Company and some of its Israeli subsidiaries are committed to pay royalties at the rate of 3% to the Government of Israel on proceeds from sales of products in which the Government participated in the research and development by way of grants, up to the cumulative amount of such grants received (in dollar terms). At the time the participations were received, successful development of the related projects was not assured.

Total amount of grants received by the Company and the abovementioned subsidiaries, net of royalties paid or accrued, as of December 31, 2002, is approximately $ 4,400.

As described in Note 1d, the Company and the abovementioned subsidiaries discontinued their past activities. These companies will have to pay royalties only if they have revenues from the sale of royalty-bearing products, or in the event of the sale of the know-how developed with the participation of the abovementioned grants.

	b.	Management fee agreement:

Effective January 1, 2000, the Company entered into an agreement for payment to its parent company, in the amount of approximately $ 10 per month, plus related expenses for a period of five years, for rendering management and consulting services.

	c.	Service agreement:

Effective January 1, 2000, the Company entered into an agreement for payment to its parent company, in the amount of up to $ 5 per month, for rendering administration and support services.

	d.	Litigation

For litigation against the Company, see Note 9b(1).

	e.	Pledges:

Balance of liabilities collateralized by pledges is as follows:

December 31, 2002

Long-term debt (including current maturities) (1)	$4,933

(1) The Company has a floating charge on all of its assets in favor of the banks.

Silverboim Holdings Ltd., the controlling shareholder, guaranteed the long-term debt.

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

	f.	Leases:

The Company’s subsidiary leases automobiles and equipment under non-cancelable operating leases.

Total operating lease expenses amounted to approximately $ 55 and $ 62 during 2002 and 2001, respectively. Future minimum lease payments under non-cancelable operating leases with initial or remaining terms in excess of one year consisted of the following at December 31, 2002:

Operating leases

2003	$66
2004	$50
2005	$26
2006	$9
2007	$-

NOTE 9:-	SHAREHOLDERS’ EQUITY

	a.	Ordinary shares:

		1.	The Company’s shares are traded on the OTC Bulletin Board in the U.S.A.

		2.	Ordinary shares confer upon their holders voting rights and the right to receive dividends, if declared.

		3.	On January 11, 2000, Silverboim converted two convertible debentures, with an aggregate principal amount of $ 2,080 into 5,000,000 Ordinary shares.

On January 31, 2000, the Company issued an aggregate of 1,750,000 Ordinary shares to certain investors for an aggregate amount of $ 3,500.

On March 9, 2000, the Company issued an aggregate of 857,150 Ordinary shares to certain investors for an aggregate amount of approximately $ 3,000.

On January 24, 2001, the Company issued an aggregate of 1,200,000 Ordinary shares to investor as part of the acquisition of Kalff for an aggregate amount of approximately $ 2,079.

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	SHARE CAPITAL (Cont.)

	b.	Stock option plans:

1.

On December 29, 1997, the Company adopted the Robomatix Technologies Ltd. directors share option plan, promulgated under the provisions of Section (3) (i) of the Israeli Income Tax Ordinance (“the director plan”). The director plan provides for the grant by the Company of options to purchase 143,174 Ordinary shares to its directors.

The exercise price of option awards issued pursuant to the director plan is the average price of the Company’s shares for each of the 60 trading days immediately prior to the granting of such option awards.

All of the options covered by an option award vest three years after the grantee becomes a director of the Company. Any awards not exercised within 60 months of the date of the grant of any option award shall expire on such date. Ordinary shares as to which the grantee’s rights have not vested will be held by a trustee designated by the Company.

On May 1, 1998, the Company granted to three of its directors, who are no longer directors of the Company, options to purchase 143,174 Ordinary shares  at an exercise price of $ 0.25. The Company applies the provisions of APB 25 in respect of options granted to directors. No compensation cost was charged to income in respect of these options since their exercise price exceeds the market value of the Company’s share at the date of grant.

After December 31, 1999, two of the former directors requested to exercise their options. The Company, based on the opinion of its legal advisors, believes that these former directors are not entitled to exercise the said options, since they have not yet been directors of the Company for three years. On April 17, 2000, one of such former directors filed a claim with the Tel-Aviv Magistrate’s Court for the issuance of shares underlying the options he received under the 1998 Plan and an ex parte motion for provisional remedies. In November 2001, the court rejected the claim of the former director. The former director filed an appeal in December 2001. The Company, based on the opinion of its legal advisor, believes that this claim and/or any other legal action which may be brought by the other former director will not materially affect its operations.

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	SHARE CAPITAL (Cont.)

2.

On September 14, 1999, the Company approved the grant of options to purchase 750,000 Ordinary shares of NIS 1.46 par value to present and future employees and consultants of the Company (“the 1999 Plan”).

The Company granted, in effect as of December 1, 1999, to an employee options to purchase 200,000 Ordinary shares at an exercise price of $ 0.36. Half of the options became exercisable commencing December 1, 1999, and the remaining half became exercisable commencing December 1, 2000, provided that the employee is employed by the Company for a period of at least two years. Any options not exercised within five years from the date of grant, shall expire. The Company applies the provisions of APB 25 in respect of options granted to the employee. No compensation cost was charged to income in respect of these options, since their exercise price exceeds the market value of the Company’s share at date of grant.

In addition, the Company granted a consultant, for the services he rendered, options to purchase 20,000 Ordinary shares at an exercise price of $ 0.36, exercisable immediately for a period of three years. These options were exercised during 2000. The Company recorded compensation expenses of $ 20, based on the fair value of the service, which was carried to shareholders’ equity.

As of December 31, 2002, an aggregate of 530,000 Ordinary shares of the Company are still available for future grant.

	3.	Under the Company’s 2001 stock option plan (“the 2001 plan”), options may be granted to officers, directors and employees of the Company or its subsidiaries.

Pursuant to the plan, the Company reserved for issuance 1,500,000 Ordinary shares. As of December 31, 2002, an aggregate of 590,000 Ordinary shares of the Company are still available for future grant.

The options which were granted under this plan have a three to five year vesting term and will expire 10 years after the grant date.

Any options that are canceled or forfeited before expiration, become available for future grants.

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	SHARE CAPITAL (Cont.)

	4.	A summary of the Company’s stock option (except options to associates) activity and related information for the years ended December 31, is as follows:

	Number of options	Exercise price	Weighted average exercise price

Outstanding at January 1, 2000	220,000		$0.36
Exercised	(20,000)	$0.36

Outstanding at December 31, 2000	200,000		$0.36
Granted	910,000	$0.70

Outstanding at December 31, 2001 and 2002	1,110,000		$0.64

The stock options outstanding and exercisable as of December 31, 2002 have been classified into exercise prices as follows:

Options outstanding				Options exercisable

Exercise Price	Outstanding as of December 31, 2002	Weighted average remaining contractual life (years)	Weighted average exercise price	Exercisable as of December 31, 2002	Weighted average exercise price

$0.36	200,000	1.92	$0.36	200,000	$0.36
$0.70	910,000	8.47	$0.70	590,000	$0.70

	1,110,000		$0.64	790,000	$0.61

	5.	Weighted average fair value of options granted during 2001, whose exercise price equals the fair value of the stock on the date grant was $ 0.13.

c.	Dividends:

In the event cash dividends are declared by the Company, such dividends will be paid in Israeli currency. Under current Israeli regulations, any cash dividend in Israeli currency paid in respect of Ordinary shares purchased by non-residents of Israel with non-Israeli currency may be freely repatriated in such non-Israeli currency, at the rate of exchange prevailing at the time of conversion.

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	SHARE CAPITAL (Cont.)

	d.	Warrants:

As for warrants granted to the Company’s major creditor banks, the state of Israel and a former controlling shareholder under the debt restructuring agreement, the state of Israel and the banks were granted a total of 991,376 warrants (of which 462,666 warrants were granted in respect of the guaranteed loans). Each of which is exercisable to purchase one company share for 0.002 over a five-year period commencing March 1, 1999.

The former controlling shareholder received 2,249,893 warrants at the terms and conditions as those applying to the warrants that were issued to the banks and the state of Israel. The fair value of the warrants granted to the banks, the state of Israel, a former controlling shareholder and the Company under his control, approximately $363 - was carried to capital deficiency.

Through December 31, 2002 , no warrants have been exercised.

NOTE 10:-	INCOME TAXES

	a.	Measurement of results for taxable income under the Income Tax (Inflationary Adjustments) Law, 1985 (the “inflationary adjustments law”)

Results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in the Israeli Consumer Price Index (“CPI”). As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in the Israeli CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the difference between the functional currency and the tax bases of assets and liabilities. The Company and its Israeli subsidiaries are taxed under this law.

Israeli tax reform:

On July 24, 2002, Amendment 132 to the Israeli Tax Ordinance (“the Amendment”) has approved by the Israeli parliament and came into effect on January 1, 2003, the principal objectives of the Amendment were to broaden the categories of taxable income and to reduce the tax rates imposed on employees’ income.

The material consequences of the Amendment applicable to the Company include, among other things, imposing a tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income and certain modifications in the qualified taxation tracks of employee stock options.

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	INCOME TAXES (Cont.)

	b.	Loss before taxes on income consists of the following:

	Year ended December 31,

	2002	2001	2000

Domestic (Israel)	$(18)	$(1,620)	$(2,495)
Foreign	(46)	(116)	-

	$(64)	$(1,736)	$(2,495)

c.	The provision for taxes on income comprises the following:

	Year ended December 31,

	2002	2001	2000

Deferred taxes - foreign	$378	$88	$-

d.	Reconciliation between theoretical tax expenses to actual tax expenses:

A reconciliation between theoretical tax income, assuming all income is taxed at the statutory rate applicable to income of the Company and the actual income tax as reported in the statements of operations, is as follows:

	Year ended December 31,

	2002	2001	2000

Loss before taxes on income	$(64)	$(1,736)	$(2,495)

Statutory tax rate	36%	36%	36%

Theoretical tax expenses (income)	(23)	(625)	(898)
Deferred tax on losses for which valuation allowance was provided.	-	200	-
Utilization of operating carryforward tax losses for which a valuation allowance was provided	-	(21)	898
Effect of different tax rates in other countries	16	14	-
Non-deductible expenses	405	506	-
Change due to currency rate fluctuation	-	(31)	-
Other	(20)	45	-

Taxes on income in the statements of operations	$378	$88	$-

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	TAXES ON INCOME (Cont.)

	e.	Current taxes are calculated at the following rates:

	Year ended December 31,

	2002	2001	2000

	%

On Israeli operations	36	36	36
On German operations *)	38.5	38.5	51.7

*)	The German subsidiary is taxed on the basis of the tax laws prevailing in its country of residence.

f.	Deferred taxes:

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and amounts used for income tax purposes. Significant components of the Company and its subsidiaries’ deferred tax assets are as follows:

	December 31,

	2002	2001

Deferred tax assets:
Net operating losses carryforwards	$13,282	$16,623
Other - net	900	370

Total deferred tax assets	14,182	16,993
Valuation allowance for deferred tax assets	(11,610)	(14,477)

Net deferred tax assets	$2,572	$2,516

Domestic	$-	$-
Foreign	2,572	2,516

	$2,572	$2,516

g.	Net operating carryforward tax losses:

	1.	The Company and its Israeli subsidiaries:

Carryforward tax losses at December 31, 2002 aggregated approximately $ 32,250. The carryforward tax losses are linked to the Israeli CPI and may be carried forward and offset against taxable income in the future for an indefinite period

	2.	German subsidiary:

As of December 31, 2002, this subsidiary has $ 4,700 carryforward tax losses. In Germany, there is no time limit for utilizing carryforward tax losses.

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	RELATED PARTIES TRANSACTIONS

The balances and the transactions derived from related parties are as follows:

	a.	Transactions with related parties:

	Year ended December 31,

	2002	2001

Management fees (see Note 8b)	$120	$131

Administrative and support services (see Note 8c)	$60	$60

b.	Balances with related party:

Debt balance:

Other accounts receivable and prepaid expenses	$190	$-

Long-term receivable	$172	$-

Credit balance:

Trade payables	$66	$66

Other accounts payable and accrued expenses	$360	$180

NOTE 12:-	SEGMENT, CUSTOMERS AND GEOGRAPHIC INFORMATION

Summary information about geographic areas:

The Company manages its business on a basis of one reportable segment, see Note 1 for a brief description of the Company’s business. All of the Company’s long-lived assets are located in Germany. Total revenues are attributed to geographic areas based on location of customers.

This data is presented in accordance with SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information”.

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	SEGMENT, CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

The following table presents total revenues classified according to geographical destination for the years ended December 31, 2002, 2001 and 2000:

	Year ended December 31,

	2002	2001	2000

Germany	$8,263	$8,484	$-
Other	1,845	1,226	-

	10,108	9,710	-
Sales discounts	(1,404)	(1,475)	-

Sales, net	$8,704	$8,235	$-

The Company has 5 major customers which constitute approximately 66% and 68% of total revenue in 2002 and 2001, respectively.

NOTE 13:-	SELECTED STATEMENTS OF OPERATIONS DATA

	a.	Other income:

	Year ended December 31,

	2002	2001	2000

Placement fee for capital raising	$-	$-	$50
Rent	256	237	-
Other	1	125	-

	$257	$362	$50

b.	Financial income (expenses), net:

Income from deposits	$-	$-	$238
Interest on long-term loans	(215)	(304)	47
Other	24	20	-

	$(191)	$(284)	$285

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:	SUBSEQUENT EVENTS

a.

On December 30, 2002, Kalff entered into a sale-leaseback agreement in relation to all of its land and buildings in consideration of $ 3,500. In accordance with the agreement, the sale will be completed in February 2003, and Kalff will leaseback the land and buildings from the third party for a minimum lease term of 15 years with annual rental fees of $ 350.

b.

In the context of an agreement reached on January 1, 2003, a subsidiary of the Company acquired the assets, liabilities and the operations of Edco Technologies Ltd. (“Edco”) in exchange for $ 2,660. In addition, it was decided to allocate 9,200 Ordinary shares to the single shareholder of Edco that will comprise 50% of the subsidiary’s issued and outstanding share capital following the allocation.

As part of the agreement, the controlling interest in Edco will acquire the subsidiary’s debts to the Company in the amount of about $ 2,042 in consideration of $ 0.01. The subsidiary will issue capital notes to the buyer in respect to the debts being acquired. The capital notes will be linked to the dollar beginning with January 1, 2003.

In addition, the subsidiary will issue capital notes to the Company in respect to the balance of its debts to the Company that will be linked to the dollar beginning with January 1, 2003.

On March 31, 2003, the Company entered into an agreement with Berger Holdings 1 (1992) Ltd. a publicly traded company in the Tel Aviv Stock Exchange, for the sale of all the Company holdings in Edco Technologies 1993 Ltd. The consideration was $ 1,267. The closing of the agreement was subject to the fulfillment of certain conditions, including receipt of bank approval and was consummated in June 2003.

The closing of the agreement was on June 2003.

c.

On November 19, 2002, the Company reached two agreements with ILD Insurance Holding Company Ltd. (hereafter - ILD), pursuant to which the Company will purchase 5.33% and 2.4% of the issued share capital of two insurance companies controlled by ILD, in consideration of $ 844 and $ 1,267, respectively. The closing of the agreement was subject to the fulfillment of certain conditions, including the receipt of bank approval which was consummated in February 2003.

- - - - - - - - -