Form 20-F
period 2003-12-31
ROBOMATIX TECHNOLOGIES LTD
filed 2004-07-13
CIK 914227

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003       COMMISSION FILE NUMBER 1 - 12666

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

Yes ☒ No☐

Indicate by check mark which financial statement item the Registration has elected to follow:
Item 17.☐ Item 18. ☒

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

Item 2:  Offer Statistics and Expected Timetable

          Not applicable.

Item 3:  Key Information

          Selected Financial Data The following selected financial data has been derived from our audited consolidated financial statements for the periods, which have been prepared in accordance with United States GAAP. Our audited consolidated financial statements include, in the opinion of management, all adjustments necessary to fairly present the financial position and results of operations of our company for those periods.  Our selected consolidated statements of operations data for the years ended December 31, 2001, 2002 and 2003 and our selected consolidated balance sheet data as of December 31, 2002 and 2003 have been derived from our consolidated financial statements, included elsewhere in this report.  Our selected balance sheet data for the years ended December 31, 1999, 2000 and 2001 have been derived from our consolidated financial statements not included in this report.  Our historical financial data prior to the acquisition of the shares of Franz Kalff in 2001 is not necessarily indicative of our future operating results or financial condition.

          The financial data set forth below should be read in conjunction with our consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this annual report.

Statement of Operations Data

	Year ended December 31,

	1999	2000	2001	2002	2003

	(United States dollars in thousands, except per share data)

Sales	-	-	8,235 *	8,704	12,493
Cost of Sales	-	-	6,322	6,708	9,649
Gross Profit	-	-	1913	1,996	2,844
Selling and marketing expenses	-	-	(575)*	(655)	(946)
General and administrative expenses	294	(751)	(1762)	(1,471)	(1,949)

Operating loss	(294)	(751)	(424)	(130)	(51)
Other income	40	50	362	257	1,045
Impairment on long-term investment	-	(2,079)	(1,390)	--	--
Financial income (expenses), net	-	285	(284)	(191)	(10)
Income (loss) before taxes on income	(254)	(2,495)	(1,736)	(64)	984
Taxes on income	-	-	88	378	195

Gain (loss) from continuing operations before extraordinary items	(254)	(2,495)	(1,824)	(442)	789
Discontinued operations:
Loss from segment’s operations	(954)	-	-	-	--
Gain (loss) from disposal of segment	4,812	-	-	-	--

Net gain (loss) from discontinued operations.	3,858	-	-	-	-
Income (loss) before extraordinary items	3,604	(2,495)	(1,824)	(442)	789
Extraordinary items	1,220	-	-	--	--
Equity in earnings of an affiliate	--	--	--	--	481
Net income (loss)	4,824	(2,495)	(1,824)	(442)	1,270
Net earnings (loss) per share - basic and diluted	1.01	(0.21)	(0.13)	(0.03)	0.09

Weighted average number of shares used in computing basic net earnings (loss) per share	4,772	11,862	13,521	13,600	13,600

Weighted average number of shares used in computing diluted net earning (loss) per shares	4,772	11,862	13,521	13,600	13,600

* Reclassified.

Balance Sheet Data

	December 31,

	1999	2000	2001	2002	2003

	(United States dollars in thousands)

Working capital	1,580	952	872	1,468	3,934
Total assets	2,372	6,130	12,926	14,414	16,732
Total liabilities	2,854	966	7,576	8,864	9,364
Shareholders’ equity (deficiency)	(482)	5,164	5,350	5,550	7,368

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

Since we are unable to control the operations of our portfolio companies in which we hold only partial interests, we cannot directly control the value of our business.  As a holding company our assets are comprised of equity securities and may also include in the future debt securities of other companies. Therefore, the value of our shares is influenced by the value of the interests that we hold in other companies. If the value of these interests decline, so could the value of our ordinary shares.  Our ability to direct the operations of the companies in which we hold partial interests is limited. In addition, the value of these companies could fluctuate due to market conditions, levels of trading and prices on the Tel Aviv Stock Exchange and other conditions over which we have no control.

We may not be able to successfully implement our development and growth plans, and as a result, the market price of our ordinary shares could decline.  As of the date of this report, we primarily hold direct and indirect interests in four active companies.  We plan to acquire additional interests in operating companies and businesses, in technology and other fields. We believe that our success is dependent not only upon the success of the companies in which we already hold interests but also upon our ability to successfully implement our development plans.  The market price of our ordinary shares has been volatile and if the companies in which we hold an interest are not successful or if we are unable to accomplish our development goals, the market price of our shares could decline.  A decline in the value of our company would prevent us from being financially able to acquire interests in other technology companies and prevent us from implementing our development and growth plans, further devaluing the price of our ordinary shares.

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

In 2000, following the sale of all of our past operating activities and the purchase of the assets of Silverboim Technology (1999) Ltd., we became exposed to the risk of being deemed an investment company.  On March 23, 2000, our board of directors resolved that we conduct our business activities, absent exemptive or other relief from the Securities and Exchange Commission, in a manner that does not cause us to be deemed an investment company requiring registration under the United States Investment Company Act of 1940.  We strive to and believe that we currently meet certain “safe harbor” requirements under the United States Investment Company Act of 1940, so that we are not deemed an investment company.  However, there is a risk that we could fail to meet the “safe harbor” requirements and be deemed an investment company in the future.  Moreover, because we would like to avoid investment company status in the future, we may also be unable to freely purchase investment securities in additional companies that may be important to our operating strategy.

We must successfully manage and integrate transactions.We hope to expand through the acquisition of additional interests in operating companies and businesses in technology and other fields. There is no assurance that we will successfully complete future acquisitions. In addition, some of our intended acquisitions may be of interests in early-stage companies with limited operating histories and limited or no revenues.  We may not be able to successfully develop these young companies or generate meaningful revenues from acquisitions of such interests.  Any failure in managing and integrating future acquisitions would cause us to be unsuccessful in achieving our goals and could reduce the value of our investments and our ordinary share market price.

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

Specific Risks Related to Acquisitions

If we are unable to repay the loan we took from Bank Hapoalim in order to finance our acquisition of Franz Kalff by our wholly owned subsidiar y and insurance company investments, we could be forced to discontinue our operations.  The share capital of Franz Kalff was purchased by Mersa Holding B.V., our wholly owned subsidiary, on January 24, 2001 from Gilex Holdings B.V.  For the purpose of this transaction, Mersa borrowed from us an aggregate amount of $8.4 million, $6.3 million in cash and in addition we issued Gilex 1.2 million ordinary shares valued at the time at $2.1 million. On January 18, 2001, in order to finance the loan to Mersa we took a loan from Bank Hapoalim in a principal amount in Euro equal to approximately $5.5 million.  In December 2002, Franz Kalff sold its land in a leaseback transaction for the aggregate amount of $3,500,000. The amount of $ 3,500,000 (net the initial lease payment) was distributed to Mersa and Mersa transferred most of the amount to Robomatix, which we used to repay Bank Hapoalim. We also borrowed approximately $2,000,000 in connection with our investments in Israel Land Development Insurance Company Ltd., and ICIC – The Israel Credit Insurance Company Ltd., two private Israeli insurance companies. Subsequently, in June 2004 we sold our shares in ICIC – The Israel Credit Insurance Company, and repaid a portion of the loan to Bank Hapoalim. The remainder of our loan from Bank Hapoalim is repayable through November 2008. Under the loan agreement, Bank Hapoalim has a security interest in all of our assets, whether now owned or later acquired, including payments received from Mersa and the shares we hold in Israel Land Development Insurance Company Ltd. Therefore, if we are unable to repay the loan, Bank Hapoalim would be entitled foreclose on our assets in order to recover any balance still owed under the loan, which could force us to discontinue operations. See “Item 4: Information on the Company – History and Development – Recent Principal Capital Expenditures” and “Item  4: Information on the Company – Recent Capital Expenditures.”

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

If Franz Kalff loses any of its customers, its revenues may decline and it may have difficulty fulfilling its obligations.  Franz Kalff markets and sells its products to retail stores and car manufacturers.  Its revenues from sales to its five largest customers constitute approximately 58% of its total revenues in 2003.  If Franz Kalff’s business relations with one or more of these five customers is terminated, Franz Kalff’s sales revenues could decline. In the event that its revenues decline significantly, Franz Kalff could have difficulty fulfilling its financial obligations, including the payment of its annual rent. See “Item 4: Information on the Company – Business Overview.”

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

Fluctuations in interest rates and the currency exchange rate could result in a material increase in the expenses incurred in connection with the loans that we took from Bank Hapoalim.  The loans we took from Bank Hapoalim in order to finance our acquisitions and investments may be denominated in different currencies and linked to variable interest rates, such as the EUROBOR and indexes. Upward fluctuations in the insurance rates or in the value of the currency, in which the loans are denominated, could result in a material increase in expenses incurred in connection with the loan and, consequently, a decrease in liquidity and an inability to grow our business according to our business plan.

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

Risks Related to the Public Market for Our Ordinary Shares

There is only a limited public market for our ordinary shares, which limits the liquidity of our ordinary shares and may make it difficult to sell our ordinary shares.  Currently, the only public market for our ordinary shares is the over-the-counter bulletin board.  The over-the-counter bulletin board generally has a more limited trading market than other stock markets. Furthermore, there are very few transactions in connection with our ordinary shares and there is a large gap between the bid and ask prices. There can be no assurance that a broad public market for our ordinary shares will develop in the future. These factors make it difficult for our shareholders to sell our ordinary shares which could sustain their low value.  See “Item 9: The Offer and Listing – Price History and Market Information.”

Since there is a limited public market for our ordinary shares, future issuance of equity or equity-linked securities could result in a decrease of the value of our ordinary shares.  If a broader public market for our ordinary shares does not develop, subsequent issuance of equity or equity-linked securities could saturate the market and depress the value of our ordinary shares.

Since ownership of our ordinary shares is concentrated, our principal shareholders have a significant affect on important decisions regarding our business and they may be able to prevent takeover attempts that could be advantageous to other shareholders and our other shareholders’ ability to affect our activities could be limited. As of June 14 2004, Silverboim Holdings Ltd. beneficially owned approximately 55.59% of our share capital and Gilex Holdings B.V. beneficially owned 14.81% of our share capital.  Silverboim Holdings also provides us with management and consulting services. Therefore, Silverboim Holdings and Gilex may be able to significantly affect important decisions regarding our business, as well as prevent corporate transactions such as mergers, consolidations or a sale of substantially all of our assets, which might be favorable from our standpoint or that of other shareholders.  The ability of our other shareholders to affect our activities could be limited. See “Item 7: Major Shareholders and Related Party Transactions.”

Risks Related to our Operations in Israel

Security, political and economic instability in Israel may harm our business.We are incorporated under the laws of the State of Israel and our offices are located in Israel. In addition, we have holdings in Israeli companies. Accordingly, we are directly affected by economic, political and military conditions in Israel.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel.  There has been an increase in hostilities, civil unrest, terrorist activities and military action, which began in September 2000 and which have continued with varying levels of severity into 2004. This or any future instability could result in our inability to maintain or develop our business.  In addition, certain countries, companies and other organizations continue to boycott Israeli firms and others doing business in Israel or with Israeli companies.  Furthermore, Israel’s economy is currently suffering from a recession. Although the government has proposed a significant economic plan, there is uncertainty as to the effectiveness of the plan and the timing of any economic recovery.

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

Item 4:  Information on the Company

Overview

          We are a holding company.  We currently hold, through a wholly owned subsidiary, all of the outstanding share capital of Franz Kalff GmbH, a German company engaged in the business of manufacturing through contractors, marketing and sale of first aid kits primarily for the automotive industry and mainly in Germany.  We also hold an indirect interest in eLady Ltd., a Japanese Internet commerce portal for women, and approximately 4.4% of the issued and outstanding share capital of Leader Tech Ltd., a public Israeli company traded in the Tel Aviv Stock Exchange that purchases and invests in emerging technology companies. In 2002, we sold our holdings in Robomatix (Israel) Ltd. and in 2003, our holdings in Edco Technologies 1993 Ltd., formerly Associative Computing Ltd. In November 2002, we invested approximately $2,000,000 for the purchase of minority stakes in Israel Land Development Insurance Company Ltd., and ICIC – The Israel Credit Insurance Company Ltd., at the time both private Israeli insurance companies. In May 2004, Israel Land Development Insurance Company Ltd. listed its shares on the Tel Aviv Stock Exchange and in June 2004, we sold our shares in ICIC – The Israel Credit Insurance Company Ltd. We plan to acquire interests in other companies or businesses.  Our holdings in non-technology-based companies, such as Franz Kalff and insurance companies, allows us to diversify our business activities and thereby lessens our reliance on any particular industry sector.

          We were incorporated under the laws of the State of Israel in 1982.  Our ordinary shares are listed on the over-the-counter bulletin board under the symbol “RBMXF.OB”. There is no non-United States trading market for our shares.  The address and phone number of our principal executive office is:

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

          We are no longer engaged in any of our original areas of activities.  In 1996, we discontinued or sold our activities in the field of laser-based robotic components and standardized on-line quality assurance systems. In November 1997, we sold our holdings in D.D.I.S. (Israel) Ltd.,  and in February 1999 another subsidiary, Associative Computing Ltd., sold substantially all of its activities in the field of parallel image processing of color images for the video and multivideo industry.  During 1997 and 1998, we were primarily engaged in providing maintenance services and technical support for systems sold by us in previous years. We no longer provide such services. According to United States generally accepted accounting practices or GAAP, because we discontinued and sold our original operations, the revenues we derived from our original operations, are not reflected in our financial statements.

Changes of Ownership and Capital Structure

          On December 30, 1999, Silverboim Holdings Ltd., an Israeli company that acquires publicly traded companies in need of new activities, purchased the controlling block of our ordinary shares and several of our previous controlling shareholders.  After this change of control we focused our efforts on raising the required capital to allow us to explore new business opportunities. We then started, and plan to continue, to utilize our capital and resources primarily to acquire substantial interests in promising technology based, Internet, communication or other operating companies or businesses.  We have two employees and Silverboim Holdings, our principal shareholder, also provides us with management and support services.  The following description elaborates on our activities following the discontinuation and sale of our remaining original operations.

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

          On November 15, 2000, we entered into a consultation and management agreement with Silverboim Holdings, effective January 1, 2000, pursuant to which Silverboim Holdings provides management, consulting and support services for Robomatix in consideration for monthly payments of $10,000 plus VAT and reimbursement of reasonable expenses.  Additionally, on October 2000, our shareholders approved a services agreement with Silverboim Holdings, effective January 1, 2000, pursuant to which Silverboim Holdings provides us support and administrative services, including secretarial and computer services, office space and the payment of related expenses.  The service fees under this agreement are based on actual expenses up to $5,000 per month.  In 2001 and 2002, we made no actual payment to Silverboim Holdings for support, services and office space and management and consulting services, (except for actual out of pocket expenses in connection with the management and consulting agreement in an amount of $10,914) but recorded in our 2001 and in our 2002 financial statements $60,000 for support, services and office space and $120,000 for management and consulting services. In 2003, we paid Silverboim Holdings $104,000 on account of our outstanding debt.

          On January 24, 2001 we issued to Gilex Holding B.V. 1,200,000 of our ordinary shares as partial consideration for the purchase from Gilex, through Mersa, of Franz Kalff, for an aggregate amount of approximately $ 2,079.  Since the trading volume of our shares was low, the price per share was a result of negotiations and does not reflect the public share price of Robomatix’s shares.  The total purchase price was fully paid.

Recent Principal Capital Expenditures

          On February 15, 2000, we entered into an agreement for the purchase of the assets of Silverboim Technology (1999) Ltd., a wholly owned subsidiary of Silverboim Holdings, for an aggregate purchase price of $885,000.  In an amendment to this agreement, dated November 15, 2000, Silverboim Holdings and Silverboim Technology agreed to indemnify us against any loss or damage that would result from the breach of any of their representations or covenants under the agreement.  The assets that we purchased under this agreement were:  an indirect interest in eLady Ltd., a convertible debenture in Dirad Technologies (1999) Ltd. and shares of Kasparov Chess Online Inc. Subsequently, we increased our direct and indirect holdings in Dirad, which also were exchanged for securities of Leader Tech Ltd. and increased our direct and indirect holdings in eLady.   On January 24, 2001 we purchased all of the share capital of Franz Kalff. Following reports on Kasparov’s financial difficulties, we wrote off our interests in Kasparov Chess Online Inc.

          eLady Ltd. eLady is a Japanese Internet commerce portal for women. eLady runs an Internet site through which it sells fashion accessories. Our interests in eLady are held indirectly through Belas Holdings B.V., a Dutch company. Prior to April 2003, eLady was wholly owned by Belas (other than options issued to employees). Based on a review by our board of directors of the fair value of our indirect interests in eLady as of December 31, 2000, we decided to record an impairment loss of $2,000,000 from our long-term investment in eLady in our financial statements for the year ended December 31, 2000 and another $1,000,000 for the year ended December 31, 2001. In April and November 2003, eLady entered into stock subscription agreements for the issuance of Series A Preferred Stock (22% of eLady’s voting rights) to strategic investors and current shareholders for a total consideration of $1.2 million resulting in a decrease our indirect holding from 27% to 20%. The carrying amount of the investment as of December 31, 2003 is $2,685. We estimate based on all the relevant factors, including preferred stock’s rights in case of liquidation or sale of eLady, that the fair value of the investment in eLady exceeds the carrying amount of the investment.

Leader Tech Ltd. and Dirad Management Technologies (2000) Ltd.

          As of  April 29, 2002, we hold approximately 4.4% of the issued share capital of Leader Tech Ltd. Leader Tech is a private Israeli company that invests in technology-based start-up companies and currently has a portfolio of several companies. In addition we continue to hold 5% of the share capital of Dirad Management Technologies (2000) Ltd. who together with Leader Holdings and Investments Ltd. entered into a management services agreement with Leader Tech.  Pursuant to the services agreement Dirad Management Technologies and Leader Holdings and Investments shall receive in consideration for the provision of management services, a payment equal to 3% of the paid in equity of Leader Tech and in any event not less than $225,000 per year. Of this consideration, Dirad Management Technologies will be entitled to 1/3 of the management fees. In 2002, we provided for an impairment loss of $390,000 based on the fair market value of its holdings in Leader Tech at the time.

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

          We paid $9 million for the share capital of Franz Kalff. The purchase price was determined in negotiations with Gilex and was based upon our investigations as to the German and European market for first aid kits, its growth potential and the legal, business and financial condition and results of operations of Franz Kalff.  The purchase price was based on a valuation of Franz Kalff conducted by an external evaluating firm, dated December 2000 and comprised of: $6.3 million paid by Mersa in cash and $2.1 million paid in the form of 1.2 million of our ordinary shares, which we issued to Gilex on January 24, 2001.  A guarantee agreement, dated January 24, 2001, by and between us and Gilex provides for the guarantee of Mersa’s representations and undertakings under the agreement for the purchase of Franz Kalff’s share capital.  Our ordinary shares that were issued to Gilex represent approximately 8.8% of our issued and outstanding ordinary shares immediately following such issuance.   In addition, Gilex and Starmites Corporation N.V., agreed to assign to Mersa a number of shareholders’ and other loans previously advanced to Franz Kalff and its affiliate. These loans are non-interest bearing and are payable upon demand.

          Mersa borrowed $6.3 million of the cash purchase price from us and an additional $2.1 million, the value of the ordinary shares issued by us to Gilex as part of the purchase price of the share capital of Franz Kalff.  We advanced $800,000 to Mersa from our available cash reserves and financed the remainder of the loan to Mersa through a secured loan that we took from Bank Hapoalim in a principal amount in Euro equal to $5.5 million. In December 2002, Franz Kalff sold its land for the aggregate amount of $3,500,000. The amount of $ 3,500,000  (net the initial lease payment) was distributed to Mersa and Mersa transferred most of the amount to Robomatix,  which we  used to repay Bank Hapoalim. Currently, our Bank Hapoalim loan is repayable through November 2008 and currently bears interest at 3.5% per annum for the loan denominated in Swiss Francs and 6.29% per annum for the loan denominated in NIS. According to an agreement with Bank Hapoalim, dated January 18, 2001, our obligations to the Bank remain secured by security interests in:  all of our assets, whether now owned or later acquired; our bank account at Bank Hapoalim and in any moneys, assets or rights whether now or later deposited or existing therein; and all payments to be received from Mersa as dividends or as management fees; and Mersa’s bank account and in any moneys, assets or rights whether now or later deposited or existing therein. Silverboim Holdings, our controlling shareholder, guaranteed our loan. The agreement limits the right of Mersa to sell its shares in Franz Kalff or to issue and sell its own shares to third parties.   In addition, subject to the requirements of the law and the ordinary course of business of Mersa, we have agreed to use our best efforts to cause Mersa to pay dividends as part of its regular course of business, and upon payments of dividends, to deposit these payments in our bank account.  These payments shall then be used to repay the loan.

Insurance Company Investments

          In November 2002, we entered into two agreements with the Israel Land Development Insurance Holdings Ltd. for the purchase of minority shareholdings in two of its subsidiary insurance companies, Israel Land Development Insurance Company Ltd. and ICIC – The Israel Credit Insurance Company Ltd. Israel Land Development Insurance Holdings is part of the Israel Land Development group, which maintains a diversified portfolio of business enterprise, with activities in publishing and other media, real estate development and property management, leisure products, insurance and hotels.

          In an agreement with the Israel Land Development Insurance Holdings Ltd. we purchased for $1,238,000 approximately 2.4% of the shares of the Israel Land Development Insurance Company Ltd., at the time a private multi-line insurance company. As of May 2004, the shares of Israel Land Development Insurance Company are listed on the Tel Aviv Stock Exchange. In connection with the public offering, call and put options contained in the original agreement as well as a voting agreement were terminated. As a result of the offering, our shares are freely tradeable.

          Simultaneously with the investment, we entered into a consulting agreement with Israel Land Development Insurance Company Ltd.  According to the consulting agreement, we will provide Israel Land Development Insurance Company with financial consulting services in return for approximately $57,000 in NIS, per year, until the end of 2009.

          In addition, we purchased for $825,000 approximately 5.3% of the shares of ICIC – The Israel Credit Insurance Company Ltd., which insures credit-based export and local transactions. In June 2004 we sold these shares for approximately $766,000.

          Our shares in Israel Land Development Insurance Company Ltd. are pledged to Bank Hapoalim B.M. as security for a credit facility provided by the bank for these transactions. In addition, as part of the arrangement with the bank, the shares are currently held by the bank’s trust company.

          Recent Divestments

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

          In September 2002, we entered into an agreement for the sale of our entire share holdings in Robomatix (Israel) Ltd. to SPL Software Ltd., an Israeli company also held by Silverboim Holdings Ltd., one of our principle shareholders. In accordance with the agreement SPL Software, agreed to pay us approximately $570,000, payable in NIS in three equal installments, of which we have received the first two. The third installment is linked to the Israeli cost of living index and will be paid on the second anniversary of the transaction’s closing.

          Commencing in December 2002 we entered into a series of agreements in connection with Associative Computing Ltd., concluding in April 2003 with the sale of all our shareholdings in Associative Computing and its debt to us, for the aggregate amount of approximately $1,083,000, net of expenses. In December 2002, we and Associative Computing entered into a share purchase agreement with Benny Konstantin, the sole shareholder of Edco Electronics Ltd. In accordance with the agreement, Associative Computing issued to Konstantin shares constituting 50% of its share capital. In addition, we agreed to refinance the debt owed to us by Associative Computing and we assigned to Konstantin approximately $2,00,000 out of the aggregate debt of approximately $2,800,000 owed to us by Associative Computing. In January 2003, in a separate agreement, Associative Computing purchased some of the assets and activities of Edco Electronics Ltd. for the aggregate amount of approximately $2,600,000. Following this transaction, Associative Computing changed its name to Edco Technologies (1993) Ltd.

          In March 2003, we entered an agreement with Berger Holdings 1 (1992) Ltd. according to which we sold to Berger Holdings all of our shares in Edco Technologies Ltd and assigned the remaining debt as well as all of our rights under the shareholders agreement and the management and consulting services agreement. In consideration, we received a gross payment of approximately $850,000 at the closing of the transaction and an additional gross sum of approximately $425,000 will be paid in six equal quarterly installments, in NIS linked to the Israeli consumer price index.

          In June 2004, we sold all our shareholdings in ICIC – The Israel Credit Insurance Company Ltd. for approximately $766,000.

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

          The address and phone number of Franz Kalff’s registered office and principal place of business is:

Franz Kalff GmbH
Dechant-Wolfgarten-Strabe 85
D-53881 Euskirchen, Germany
Tel: (49-2) 251-6260

          Franz Kalff engages two contractors who are responsible for the packaging of the first aid kits pursuant to its specific instructions.  The contractors receive the items comprising the first aid kits and their casings from Franz Kalff, which purchases them from various suppliers, depending, among other things, on the item’s quality requirements. Franz Kalff’s customers consist of chain retail stores and automobile manufacturers. It has approximately 200 customers with approximately 6,000 points of sale.   Franz Kalff has had continuing relations with most of its principal customers, which include Metro-Group, Aldi-Group, REWE-Group, LIDL-Group (leading retail stores in Germany), Ford-Group and BMW. Revenues from sales to its five principal customers in the year 2003 constituted approximately 58% of Franz Kalff’s total revenues.   Germany is the principal market place for Franz Kalff’s first aid kits (82% of sales) although Franz Kalff has marketed and sold its products in other member countries of the European Union.  Sales outside Germany are made through outside distributors and independent agents.

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

          Under German law, there are various kinds of certifications required in order to market and sell first aid kits. Franz Kalff was certified under ISO 9002 and EN 46002. As of the date of this report, Franz Kalff is certified under the new standards DIN-ISO 9001:2000, EN-ISO 13485, 9342 EWG and ISO 14001 standards. The contents of other first aid kits which are not subject to specification are also determined by their intended use.  For example, the first aid kits intended for use in a household contain more items than the kits intended for cars and motorcycles, in order to provide for more risk related situations not encountered on the road.  The casing of the first aid kits is the other difference between the various types of kits.  The kits are offered in plastic boxes or nylon bags, in various colors and with different designs of the inner bags.  Franz Kalff has a patent with respect to several inner bag designs, which contain visible separate compartments for each item and appropriate illustrations on each compartment.

          The percentages of total revenues of Franz Kalff in the last three years by type of first aid kits are set forth in the following table:

Type of First Aid Kit	2001	2002	2003

	% of total revenues	% of total revenues	% of total revenues

First aid kits meeting the German Institute standards	89.8	90%	88%
First aid kits not meeting the German Institute standards	6.6	7%	8%
First-aid blanket	1.2	--	--
First aid kits meeting the German Institute standards for industrial use	2.4	3%	4%

Total	100.0	100.0	100.0

          Franz Kalff purchases the items for the first aid kits and empty casings from approximately 17 suppliers in Germany and outside of Germany.  German suppliers primarily provide products that are required to be sterile.  Other products are purchased from, among other entities, Asian suppliers. Casings for the first aid kits are purchased from suppliers from the Netherlands and Italy.  In the year 2003, Franz Kalff had one principal suppliers providing 10% or more of the total items purchased by Franz Kalff (two suppliers providing approximately 10% of the total items purchased, one supplier providing approximately 9% of the total items purchased and one supplier providing approximately 17% of the total items purchased).  Although Franz Kalff continually seeks to diversify its pool of suppliers, it believes that it is not dependant on any particular supplier because there are other alternative suppliers that can provide the required items for similar prices.  Since many items comprising the first aid kits are subject to German Institute specifications, Franz Kalff is required to purchase these items from suppliers that are properly certified to provide them.  In addition to the verification that the suppliers are certified to provide the items, the quality assurance personnel at Franz Kalff make regular visits to the production facilities of its suppliers to confirm that they meet the industry requirements.

          Usually, Franz Kalff does not enter into written long-term agreements with its suppliers to allow for flexibility in quantities according to market conditions.  At the beginning of the engagement, Franz Kalff estimates what would be the scopes of its orders for the contract period, which is a year at most, and the supplier sets its prices according to such estimates.

          The prices of the first aid kit’s items are not inherently volatile.  Other than the effect of crude oil prices and cellulose prices, such prices are principally affected by general economic conditions.  Crude oil is used for the production of the nylon bags that Franz Kalff purchases for the casing of the first aid kits.   General economic conditions in Germany effect not only the prices of items purchased from German suppliers but also the exchange rate of the US dollar and British pound, which effect the cost of items purchased from non-Euro zone suppliers.

          Patents and Trademarks.          Franz Kalff has 23 registrations of patents on designs and 26 registrations of trademarks, which protect its inner bag designs and brand names within several European countries, such as Germany, England, Spain, Switzerland, France, Italy, The Netherlands and Portugal.  Franz Kalff is partially dependent on the continued use of the name “Kalff” because of the positive goodwill associated with this name. Its patented inner bags provide Franz Kalff a competitive advantage and sales of first aid kits in which items are packaged in such patented inner bags have increased over the past few years.

          Packaging.   Franz Kalff engages two contractors to package its first aid kits.  The kits are packaged pursuant to specifications of quality, quantity and inventory provided, and regularly observed, by Franz Kalff.  The contractor that performs approximately two thirds of the packaging for Franz Kalff also uses operational space in the  Franz Kalff facilities. Although Franz Kalff works with only these two contractors, it is not dependent on them because it believes that it could efficiently create a packaging department within Franz Kalff or engage another contractor that is located in the vicinity of its place of business.  Franz Kalff has a contract with each of its contractors for a term of one year to be extended automatically each year for an additional one year period each unless terminated by a six months prior notice.

          Selling and Marketing.   Franz Kalff markets and sells its first aid kits to retail stores and car manufacturers. It is the leading supplier of first aid kits to retail stores in Germany, selling approximately 70% of the first aid products in this market.   The German market for first aid kits is affected by the law requiring that a standard first aid kit be kept in every car.  In the event that a first aid kit is not provided by the car manufacturer, every owner of a new car needs to purchase a first aid kit that meets the German Institute specifications. The law requires that the sterile items of every first aid kit be replaced every five years.  In 1998 and 1999, the demand for first aid kits substantially increased as a result of changes to the German Institute specifications applicable to these first aid kits.  This change forced all owners of new cars to purchase first aid kits that would meet the new specifications.  Other car owners also purchased new first aid kits in order to carry the best available item.  In 2002 and 2003, there has been a significant increase in Franz Kalff’s sales outside of Germany.

          The percentages of total revenues of Franz Kalff in the last three years by marketing channels are set forth in the following table:

Marketing Channels	2001	2001	2003

	% of total revenues	% of total revenues	% of total revenues

Retail stores	74.4	63.4	63.7%

Car manufacturers	25.6	36.6	36.3%

Total	100.0	100.0	100.0

          The percentages of total revenues of Franz Kalff in the last three years by geographic markets are set forth in the following table:

Geographical Area	2001	2002	2003

	% of total revenues	% of total revenues	% of total revenues

Germany	86.06%	82.0%	81.9%
Export	13.94%	18.0%	18.1%

Total	100.0	100.0	100.0

          The principal retail store customers of Franz Kalff are Metro-Group, Aldi Nord, Aldi Sud, REWE-Group and Lidl-Group, and the principal car manufacturers customers of Franz Kalff are BMW, Ford-Group and VW (Audi).  Franz Kalff is the exclusive provider for Ford and provides specific types of first aid kits exclusively to Audi.  Generally, retail stores use only one provider and car manufacturer use one provider for a specific car model.  Agreements with retail stores are usually for a term of one to three years, providing for a target quantity, the type of products to be purchased and the terms of payment.  Customers are generally provided with a credit period of 30 to 90 days.  The retail stores typically assume responsibility for the promotion of the products.  Agreements with car manufacturers relate to the period of production of a specific car model and they customarily provide for a 30 days credit period.  Franz Kalff’s revenues from sales to its five principal customers in the year 2003 constituted approximately 58% of its total revenues and therefore Franz Kalff’s business is dependent on the continuation of these relations.  However, since Franz Kalff has been providing its kits for most of these customers for many years, it believes that its business relations with them will continue.

          Sales during the first six months of the years 1999 through 2003 have been higher than sales during the later six months of these years because retail stores normally conduct promotions and provide discounts with respect to first aid kits products during the first six months of each year.

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

          According to Franz Kalff’s estimates, first aid kits that are designed for use in cars and meet the required German Institute specifications are sold primarily through retail stores (approximately 40%), car manufacturers (approximately 36%) and other stores, such as supermarkets, department stores and car accessories stores (approximately 24%).  Sales of first aid kits for cars constitute approximately 88% of the total sales of first aid kits while sales of first aid kits for the household sector, industrial sector and recreational activities constitute approximately 4%, 4% and 4%, of the total sales of first aid kits, respectively.  However, due to their accessibility, more than half of the first aid kits that are designed for use in cars, are used by consumers in other circumstances, such as in the household, in work places or during recreational activities.

          In the year 2003, Franz Kalff was a dominant provider of first aid kits for cars to retail stores and car manufacturers in Germany and its leading products were the first aid kits for cars and recreational activities.  It is difficult to estimate the share market percentages of each competitor in each sector, but based on Franz Kalff’s knowledge of the German market for first aid kits, it has estimated that sales of its first aid kits constitute more that a third of the total sales of first aid kits for cars in the German market.  Franz Kalff has further estimated that, in the retail stores level, sales of its first aid kits constitute more than three quarters of the sales of first aid kits for cars, and in the car manufacturers’ level, sales of its first aid kits constitute a little less than a third of the sales of first aid kits.

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

          Property, Plants and Equipment.  Through its subsidiaries, Franz Kalff was the owner of land in Euskirchen, Germany where its offices and production and warehouse facilities are located. In 2002, as a result of the court approved merger, Franz Kalff became the direct owner of the land, which has a total surface area of 63,245 square meters, of which 15,003 square meters contain buildings and other facilities. Franz Kalff uses only a small portion of these land and facilities for storage and its offices.  Other portions are sub-leased to third parties. In December 2002, following transfer of the land from the subsidiaries to Franz Kalff, Franz Kalff entered into an agreement for the sale of the land to the Israel Land Development Insurance Company Ltd. for $3,500,000. Simultaneously, Israel Land Development Insurance Company leased back to Franz Kalff the facilities for a fifteen year period, for annual rent of $350,000. In connection with the leaseback of the land, we obtained a bank guarantee for the sum of $ 350,000 from Bank Hapoalim. In addition, Silverboim gave the purchaser (lessor) an independent guarantee in connection with the lease. The annual income from these sub-leases is approximately € 80,000. Franz Kalff believes that its offices are adequate to serve its needs for the foreseeable future.

          Some of the materials used by one of the tenants of Franz Kalff, Franz Kalff Vliesstoffe GmbH, are considered environmentally hazardous.  Liability for environmental damages to the land under German law rests with both the owner of the damaged land and the person who caused the damage.  Franz Kalff is insured against environmental liability.

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

D.     Property, Plants and Equipment

          Our offices are located at 1 Azrieli Center, Tel-Aviv, Israel, where the offices of Silverboim Holdings, our principal shareholder, are located.  On October 2000, our shareholders approved a services agreement with Silverboim Holdings, effective January 1, 2000, pursuant to which Silverboim Holdings provides us with support and administrative services, including secretarial and computer services, office space and the payment of related expenses.  The service fees under this agreement are based on actual expenses up to $5,000 per month.  In 2000 and 2001, we did not pay Silverboim Holdings any amount under the services agreement but allocated $60,000 in our 2001 and in our 2002 financial statements. In 2003, we paid Silverboim Holdings $104,000 on account of our outstanding debt. We believe that this is the fair market value of the services that we receive from Silverboim and the office space that we occupy.

          We believe that our offices are adequate to serve our needs for the foreseeable future.

          For the property of Franz Kalff, see “Business Overview - Property, Plants and Equipment.”

Item 5:  Operating and Financial Review and Prospects

A.     OPERATING RESULTS

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The information contained in this section should be read in conjunction with our consolidated financial statements and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with United States generally accepted accounting principles (“GAAP”).

Overview

          The following discussion should be read in conjunction with selected financial data included in “Item 3: Key Financial Information” above, our Consolidated Financial Statements and the related Notes thereto included in this report and incorporated herein by reference and “Item 4: Information on the Company.”

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

Our results of operations for the years 1998 and 1999 were significantly affected by the gradual discontinuation and sale of our original activities. We therefore believe that they are not indicative of our future results of operations and that they are not comparable to our results of operations for the years 2001, 2002 and 2003.

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

          Impairment of long-lived assets. The Company and its subsidiaries’ long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144 “Accounting for the Impairment of Disposal of Long-lived Assets” (“SFAS No. 144”) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2003, no impairment losses have been identified.

          Revenue recognition. The Company through its subsidiary, Franz Kalff, generates revenues mainly from sales of first-aid kits. The Company sells its products primarily through retail stores and car manufacturers in Germany. Revenues from product sales are recognized in accordance with Staff Accounting Bulletin No. 101 “Revenue Recognition in Financial Statements” (“SAB No. 101”), as amended by SAB No. 104, when delivery has occurred, persuasive evidence of an agreement exists, the vendor’s fee is fixed or determinable and collectibility is probable. The Company maintains a provision for product returns, in accordance with Statement of Financial Accounting Standard No. 48, “Revenue Recognition When Right of Return Exists” (“SFAS No. 48”). The provision for returns and other allowances are determined principally on the basis of past experience and are deducted from revenues. The Company and its subsidiaries apply the provisions of EITF 00-10, “Accounting for Shipping and Handling Fees and Costs”, which requires that all amounts billed to a customer in a sales transaction related to shipping and handling be classified as revenue and all shipping and handling costs incurred are included as a component of cost of goods sold.

Recent Accounting Pronouncements under US GAAP as They Apply to Us

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period ending after March 15, 2004. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. As of December 31, 2003, we do not expect the adoption of FIN 46 to have a material impact on its consolidated financial statements.

Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the financial statements and the related notes thereto included in this annual report. The following table sets forth certain statement of operations data as a percentage of sales for the years indicated.

	Year Ended December 31,

	2001	2002	2003

Statement of Operations Data:
Sales	100%	100%	100%
Cost of sales	76.8	77.1	77.2
Gross profit	23.2	22.9	22.8
Research and development expenses, net	--	--	--
Marketing, general and administrative expenses	28.4	24.4	23.2

Operating loss	(5.1)	(1.5)	(0.4)
Impairment of long term investment	16.9	--	--
Financial income (expense), net	(3.4)	(2.2)	(0.1)

Other income (expense)	4.4	3.0	8.4

Income (loss) before taxes on income	(21.1)	(0.7)	7.9
Taxes on income	1.1	4.3	1.6
Equity in earnings of an affiliate	--	--	3.9
Net income (loss)	(22.1)	(5.1)	10.2

Year Ended December 31, 2003 Compared To Year Ended December 31, 2002

          Sales. Sales in 2003 increased to $12,493,000 compared to $8,704,000 in 2002. This increase is a result of an increase in sales by Franz Kalff due to the expansion of its product lines and growing demands from its customers. In addition, Franz Kalff’s sales are in Euro, whose value increased against the Dollar, while our financial statements are in Dollars.

          Cost of Sales. Costs of sales in 2003 increased to $9,649,000compared to $6,708,000 2002 as a result of the increase in sales by Franz Kalff and the high Euro/Dollar exchange rate.

          Gross Profit.  Gross profit in 2003 was 2,844,000 compared with a gross profit of $ 1,996,000 for 2002. The difference is a result of increased sales by Franz Kalff, a higher Euro/Dollar exchange rate and the fact the Franz Kalff’s sales are in Euro and our financial statements are in Dollars.

          Research and Development Expenses, Net. Following the discontinuation of our previous business, we ceased research and development activities. Therefore, for the years 2003, and 2002 we had no research and development expenses.

          Marketing, General and Administrative Expenses. Marketing, general and administrative expenses in 2003 were $2,895,000 as compared to $ 2,126,000 in 2002. The increase is a result of growth in turnover in Franz Kalff and the start of property lease expenses for Franz Kalff.

          Operating Loss. Operating loss in 2003 was $51,000 compared to $130,000 in 2002. The decreased loss in 2003 was due to the higher profitability of Franz Kalff in 2003.

          Financial Income (expenses), net . Financial expenses for the year 2003 were $10,000 compared to $191,000 in 2002. The decrease in financial expenses in 2003 is attributable to exchange rate differentials between the Euro and the Swiss Franc.

          Other Income (Expenses), net.  Other income, net, in 2003 was $1,045,000 compared to other income, net, of $ 257,000 in 2002. Other income, net for the year 2003 was primarily attributable to the sale of our holdings in Edco Technologies and in 2002 to lease income received by Franz Kalff.

          Taxes on Income. Taxes on income in 2003 were $195,000 compared to $ 378,000 in 2002. Taxes on income in 2003 were primarily due to deferred taxes of Franz Kalff and in 2002 to taxes on non-deductable expenses.

          Equity in Earnings of an Affiliate. Equity in earnings was $481,000 in 2003. This was attributable to our share in Edco Technologies prior to its sale in March 2003.

          Net Income (Loss).  For the year 2003, we had a net income of $ 1,270,000 compared with a net loss of $ 442,000 in 2002. The income was primarily due to the sale of Edco Technologies.

          Year Ended December 31, 2002 Compared To Year Ended December 31, 2001

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

          Research and Development Expenses, Net. Following the discontinuation of our previous business, we ceased research and development activities. Therefore, for the years 2002, and 2001 we had no research and development expenses.

          Marketing, General and Administrative Expenses. Marketing, general and administrative expenses in 2002 were $ 2,126,000 as compared to $ 2,337,000 in 2001 and. The decrease of $ 211,000 in the year 2002 as compared to the year 2001 is a result of efficiency and savings measures taken in Robomatix.

          Operating Loss. Operating loss in 2002 was $130,000 compared to $424,000 in 2001 and $ 751,000 in 2000. The decreased loss in 2002 was due to efficiency and savings measure taken in Robomatix, Euro/Dollar exchange rate fluctuations and the fact the Franz Kalff’s sales are in Euro and our financial statements are in Dollars.

          Impairment of Long-Term Investment. In 2001 we recorded an impairment loss of approximately $1,390,000 with respect to our holdings in eLady and LeaderTech.

          Financial Income (expenses), net . Financial expenses for  the year 2002 were $191,000 compared to $284,000 in 2001. Financial expenses for the years 2002 and 2001 were attributable to interest paid to banks resulting from the long-term loan we took to finance the acquisition of Kalff.

          Other Income (Expenses), net.  Other income, net, in 2002 was $ 257,000 compared to other income, net, of $362,000 in 2001. Other income, net for the year 2002 was primarily attributable to lease income received by Franz Kalff. Other income, net for the year 2001 was primarily attributable to income from rent, aggregating approximately $362,000 and a one-time compensation in consideration for the waiver of the right to royalties.

          Taxes on Income. Taxes on income in 2002 were $ 378,000 compared to $88,000 in 2001. Taxes on income in 2002 was primarily due to taxes on non-deductable expenses and in 2001 from non-deductable expenses and a deferred tax on losses for which valuation allowance was provided.

          Loss.  For the year 2002, we had a net loss of $ 442,000 compared with a net loss of $1,824,000 in 2001.

Impact of Inflation and Currency Fluctuations on Results of Operations, Liabilities and Assets.

          General Currency Fluctuations

          We are affected by currency fluctuations and variable interest rates. We procure loans in order to finance acquisitions and investments, which may be denominated in different currencies and linked to variable interest rates, such as the EUROBOR and indexes. Specifically, any loan connected with our investment in Franz Kalff which is not in Euro (the operating currency of Franz Kalff) may cause an increase in our expenses if the currency of the loan gets stronger against the Euro. With respect to loans that finance other investments, if the loan is denominated in any currency other than the Dollar and the currency gets stronger against the Dollar, the change in exchange rate may cause us additional expenses.

          With respect to our operating results, the operating results of Franz Kalff play a material role. The Euro is the operating currency of Franz Kalff. Consequently, if the value of the Euro increases against the dollar, because our financial statements are in Dollars, we will experience an increase in revenues, and vice versa.

          Inflation in Israel and Currency Fluctuations

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

          The exchange rate between NIS and the U.S. dollar has fluctuated from December 2003 through May 2004 from a low of NIS 4.352 to the dollar to a high of NIS 4.634 to the dollar.  The high and low exchange rates between the NIS and U.S. dollar during the six most recent months, as published by the Bank of Israel, were as follows:

LOW 1 U.S. dollar =	HIGH 1 U.S. dollar =	MONTH
4.352	4.441	December 2003
4.371	4.483	January 2004
4.437	4.493	February 2004
4.483	4.535	March 2004
4.515	4.599	April 2004
4.555	4.634	May 2004

          The average exchange rate, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years, was as follows:

Exchange Rate	Period
4.154 NIS/$1	January 1, 1999 - December 31, 1999
4.067 NIS/$1	January 1, 2000 - December 31, 2000
4.219 NIS/$1	January 1, 2001 - December 31, 2001
4.7378 NIS/$1	January 1, 2002 - December 31, 2002
4.5442 NIS/$1	January 1, 2003 - December 31, 2003

          As of the date of this report, increases or decreases in the value of the NIS in relation to the dollar do not materially affect our operating results.  However, it could affect our financial expenses.

B.       Liquidity and Capital Resources

          Our cash and cash equivalents aggregated $1,742,000 $381,000 and $327,000 as of December 31, 2003, December 31, 2002 and December 31, 2001, respectively.

          Net cash used in operating activity for the year ended December 31, 2003 was $ 614,000 as compared with net cash used in operating activity of $270,000 for the year ended December 31, 2002 and net cash provided by operating activity of $647,000 for the year ended December 31, 2001.

          Net cash provided by investing activities for the year ended December 31, 2003 was $ 2,298,000 as compared with net cash   provided by investing activities for the year ended December 31, 2002 of $ 180,000 as compared with Net cash used in investing activities for the year ended December 31, 2001 of $6,700,000.The net cash provided by investing activities for 2003 was attributed mostly to the sale of the property of Franz Kalff. In 2002, our cash flow stemmed from the sale of our holdings in our inactive subsidiary Robomatix (Israel) Ltd. while the increase of cash used in 2001 is as a result of the purchase of Franz Kalff.

          Net cash used in financing activities for the year ended December 31, 2003 was $396,000 as compared with net cash provided by financing activities of $65,000 for the year ended December 31, 2002 and as compared to net cash provided by financing activities of $4,976,000 for the year ended December 31, 2001.   In 2001, we borrowed funds from Bank Hapoalim for our purchase of the share capital of Franz Kalff. In 2002 and 2003, we sold our shareholdings in inactive subsidiaries. In addition, in 2003 we returned part of the loan used to finance the purchase of Franz Kalff but we borrowed funds from Bank Hapoalim again to invest in two privately held insurance companies, one of which has since gone public and the other we sold in 2004..  The net cash used in financing activities in 2003 was due to partial repayment of loans from Bank Hapoalim offset by the loans received from Bank Hapoalim. See “Item 4: Information on the Company - History and Development - Recent Principal Capital Expenditures” and “Item  4: Information on the Company – Recent Capital Expenditures.”

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

          As of December 31, 2003, our aggregate outstanding liabilities were approximately $9,364,000.  Currently, the loan we took from Bank Hapoalim to finance our acquisitions is repayable through November 2008 and bears interest at 3.5% per annum for the loan denominated in Swiss Francs and 6.29% per annum for the loan denominated in NIS. We believe that our working capital is sufficient for our present requirements but in order to expand our investment portfolio we expect that we will either realize certain of our investments or will need to obtain additional debt financing in the future.   We expect to derive cash flow from future returns on existing investments, repayment of loans and payment of dividends from our operating companies. We expect these sources to be sufficient to meet our cash obligations.

          Impairment Losses.   We provided for impairment losses from long-term investments of approximately $2,079,000 in our financial statements as of December 31, 2000 and of $1,390,000 in our financial statements as of December 31, 2001.  The impairment loss recorded with respect to indirect interests that we purchased in eLady constitute the major part of our aggregate impairment losses.  Based on our Board’s review of the fair value of our indirect interests in eLady as of December 31, 2000 and December 31, 2001, we decided to record an impairment loss of $2,000,000 from our long-term investment in eLady in our financial statements for the year 2000 and an additional impairment loss of $1,000,000 in our financial statements for the year 2001.  In our financial statements for the year 2001, we also noted an impairment loss of $390,000 for Leader Tech Ltd. During the year 2000, we purchased, through subsidiaries, indirect interests in eLady for an aggregate amount of approximately $5.8 million and as of the date of this report, our total indirect holdings in eLady amount to 20.5%.  As explained below, minor impairment losses were recorded with respect to interests that we purchased in Kasparov Chess Online Inc. and Homenet Ltd.  On February 2000, we purchased shares of convertible preferred stock, constituting approximately 0.15% of the capital stock of Kasparov Chess Online Inc. for approximately $50,000. We later exercised our pre-emptive right to purchase additional shares for $3,850.  Kasparov is a Delaware corporation providing interactive Chess services over the Internet. As we have received reports on Kasparov’s financial difficulties, we wrote these interests off in our financial statements as of December 31, 2000.  On March 22, 2000, we purchased approximately 2% of the shares of Homenet Ltd. (formerly Modus Internet Holdings Ltd.) for an aggregate purchase price of $25,000.  Homenet is an Israeli company that provided Internet services for virtual communities by creating focused content sites that combine information and e-commerce (e.g., a portal for the real estate and design community).  Homenet encountered severe financial difficulties and on March 8, 2001, the Tel-Aviv District Court ordered its liquidation. We wrote off our investment in Homenet in our financial statements for the second quarter of 2000.

C.       Research and Development, Patents and Licenses

          As part of past operations, we invested in research and development and registered trademarks and patents.  Currently, as a holding company, we do not invest in research and development nor in the registration of patents and licenses, except for extension of certain existing patents.

D.      Trend Information

          In 2003, we were not materially influenced by any identifiable trends. Franz Kalff did experience a certain an increase in demand for its products but it is difficult to attribute this to any particular trend. In addition, in general, the value of our holdings in LeaderTech and Israel Land Development Insurance Company (and other holdings in public Israeli companies) could be affected by trends in the Israeli high-tech and insurance sectors as well as the Tel Aviv Stock Exchange. In addition, due to the volatility in the securities markets, we may have to continue to reduce the book value of a certain number of our holdings.

E.      Off-Balance Sheet Arrangements

          We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.      Tabular Disclosure of Contractual Obligations

          The following table summarizes our contractual obligations and commercial commitments as of December 31, 2003:

Payments Due by Period

(in thousands)

Contractual Obligation	Total	Less than 1 Year	1-3 Years	3-5 Years	More Than 5 Years

Long-Term Debt Obligations	4,182	565	1,695	1,922	--

Operating Lease Obligations	5,105	439	1,166	350	3,150

Total	9,287	1,004	2,861	2,272	3,150

Item 6:  Directors, Senior Management and Employees

A.      Directors and Senior Management

          The following persons are the executive officers and directors of Robomatix :

Name	Age	Position

Zvi Barinboim	33	Chairman of the Board of Directors
Yitzhak Oz	37	Director
Ariel Levi	34	Director
Ruth Breger	56	External Director
Nir Reshef	38	External Director
Amit Goldwasser	37	Chief Executive Officer
Gunther Schuftan	66	Managing Director of Franz Kalff

          Zvi Barinboim has served as chairman of our board of directors since December 30, 1999. A real estate entrepreneur and a manager of investment companies, Mr. Barinboim serves as a director of World Group Holdings Ltd., both publicly traded companies in which Silverboim Holdings holds substantial interests and other private companies.  During 1997 and 1998 Mr. Barinboim served as the manager of Nathalia Investments Ltd.

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

          Ariel Levi has served as a director since December 30, 1999.  Since October 1999, Mr. Levi has been the administrative manger of Silverboim Holdings, our principal shareholder, and a director of World Group Holdings Ltd since November 1999 until June 2002.  Prior to that, from August 1998 to October 1999 Mr. Levi was the administrative manager of Bari-turst Investments Ltd. From 1996 until August 1998 Mr. Levi worked at Nathalia Investments Ltd. as an entrepreneur and was the administrative manager of Orev Technologies 1977 Ltd.

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

          Amit Goldwasser served as Chief Exective Officer of Robomatix since June 2002. Mr. Goldwasser has nearly 10 years of experience in investment management, financial markets and corporate management. Mr. Goldwasser is a certified public accountant and has bachelor’s degrees in economics and accounting

          Gunther Schuftan  has served as the managing director of Franz Kalff since January 1997. He has over 35 years of experience in executive management, primarily in Colombia, where he lived until 1996.  Mr. Schuftan’s experience includes his work with C.P.C. Corn Products Co., where he served as a manager of several departments, Atila De Colombia Ltda., where he served as sales and marketing manager, Triumph International S.G., where he served as general manager, Protabaco, where he served as commercial manager, Laboratorios Artibel: Silueta/Schwarzkoph A.G., where he served as sales and marketing director, and Bon Bril Ltd. and Marketing International S.A., where he served as a general manager.  He has several academic certifications in Sales and Marketing Management from various universities in Colombia, including Los Andes University, Ideo and Centro Nacional De Estudios Publicitarios.  In addition, he has participated over the years in many special management and marketing training programs in Europe and South America.

          There are no family relations between any of the persons named above.

          Zvi Barinboim, Yitzhak Oz and Ariel Levi were appointed by the previous members of our board of directors on December 31, 1999, pursuant to the agreement with the former controlling shareholders of Robomatix and in accordance with the provisions of our articles of association allowing for an appointment by members of the Board in order to fill vacancies. The appointing directors resigned from the Board immediately after the appointment of Zvi Barinboim, Yizhak Oz and Ariel Levi.  These directors were later elected by our shareholders at the general meeting of our shareholders that was held on September 12, 2000, and all directors were reelected at the general meeting of our shareholders held on May 24, 2004.

B.      Compensation

          The aggregate direct compensation paid to, or accrued for, the account of all of our officers and directors as a group during the 2003 fiscal year was approximately $180,000 . This amount includes directors’ fees, officers’ compensation, bonuses, directors and officers insurance and expenses for which directors and officers were reimbursed. In addition, approximately $ 104,000 was paid to, or accrued for, the account of Silverboim Holdings pursuant to our consultation and management agreement with Silverboim Holdings.  This amount includes management fees, administrative costs and travel expenses for which Silverboim Holdings was reimbursed. See “Item 7: Major Shareholders and Related Party Transactions.”

          The aggregate direct compensation paid to or accrued for the account of all officers as a group of Franz Kalff during the 2003 fiscal year was approximately $612,000. In addition, Mr. Schuftan, the Managing Director of Franz Kalff, is also entitled to receive from Franz Kalff a percentage of revenues generated by Franz Kalff, in accordance with different revenue thresholds.

C.      Board Practices

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

          The terms of both Ms. Breger and Mr. Reshef will expire in December 2006. Both Ms. Breger and Mr. Reshef serve on our Audit Committee.

          Franz Kalff.  The board of directors of Franz Kalff consists of Gunther Schuftan the managing director, Zvi Barinboim, chairman of the board of directors of Robomatix and Amit Goldwasser, Robomatix’s chief executive officer.  The term of Gunther Schuftan’s employment agreement with Franz Kalff was until March 31, 2004, but Mr. Schuftan continues to work for Franz Kalff. The officers of Franz Kalff do not have service agreements with Franz Kalff that provide for benefits upon termination of employment.

D.      Employees

          In each of the fiscal years ended December 31, 2001, 2002 and 2003, we had two employees. These employees are located in Israel and engage in management and internal accounting.

          Franz Kalff.  The following table sets forth for the last three fiscal years the number of Franz Kalff’s employees engaged in the specified activities:

Year Ended December 31,	2003	2002	2001

Administration and accounting	6	6	6
Product development and quality control	3	3	3
Customer service, marketing and back- office sales	5	5	5
Purchase	1	1	1
Warehouse and disposition of material	3	3	3

Total	18	18	18

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

          Pursuant to German law, every four years, the employees of Franz Kalff appoint members to a work council within Franz Kalff.  The work council ensures the implementation of employees’ rights under the German law and they represent the employees’ interests before the management of Franz Kalff.  Management also informs them before it hires or releases employees.

E.      Share Ownership

          The following table sets forth, as of June 14, 2004, the share ownership of our directors and executives. All of the information with respect to beneficial ownership by our directors and executive officers has been furnished by the respective director or executive officer, as the case may be.  Except as otherwise stated, we believe that the persons named in this table have sole voting and investment power with respect to the ordinary shares indicated:

Name of Director/Officer	Number of Ordinary Shares Beneficially Owned	Number of Options Exercisable within 60 days	Percentage of Total Shares (1)

Zvi Barinboim(2)	8,175,350	60,000	56.60%
Yitzhak Oz(3)(4)	-	60,000	0.41%
Ariel Levi(4)	6,000	60,000	0.45%
Ruth Breger(5)	-	60,000	0.41%
Nir Reshef (5)	-	60,000	0.41%
Gunther Schuftan(6)	-	150,000	1.03%

(1)

Percentages in this column are based on 13,599,626 ordinary shares outstanding as of June 14, 2004, plus the number of underlying shares as the indicated person has the right to receive upon the exercise of options/warrants which are exercisable within 60 days of June 14, 2004.

(2)

Includes 87,200 shares held directly by Zvi Barinboim and 8,088,150 shares held by Silverboim Holdings. The options include 60,000 held by Zvi Barinboim at an exercise price of $0.70 per ordinary share. Silverboim Holdings is a privately held company whose outstanding shares are held by Zvi Barinboim (20.68%), Barhoz Holdings Ltd. (22.38%), Zvi Bar-Nes Nisensohn and a company under his control (17.02%), Gilex Holding B.V (19.27%), Shrem, Fudim, Kelner & Co. Ltd. (9.57%)and Hapoalim Assets (Shares) Ltd. (11.08%).  Zvi Barinboim holds, primarily through a wholly owned company, 51% of the voting rights and 26.92% of the capital stock of Barhoz Holdings Ltd.  On March 11, 2002, Poalim Nehasim Ltd. granted Zvi Barinboim an irrevocable power of attorney for a period of three years under which Zvi Barinboim will be entitled to exercise all of the voting rights of Poalim Nehasim in Silverboim Holdings for the election of directors.As a result, Zvi Barinboim holds, directly and indirectly, approximately 43.18% of the voting rights of Silverboim Holdings. Certain shareholders of Silverboim Holdings hold options to purchase ordinary shares of Silverboim Holdings and the numbers presented above do not represent percentages of holdings on a fully diluted basis.

Zvi Barinboim disclaims beneficial ownership of the securities owned by Silverboim Holdings, except to the extent of his pecuniary interest in those securities.

(3)

Yitzhak Oz holds, through a company under his control, approximately 15% of the voting rights and 15% of the capital stock of Barhoz Holdings Ltd., which holds 22.38% of the share capital of Silverboim Holdings.

(4)	Includes options to purchase 60,000 ordinary shares at a price of $0.70 per share until September 9, 2011.

(5)

Each of Ruth Breger and Nir Reshef were granted options to purchase 60,000 ordinary shares at a price of $0.70 per share exercisable as long as they continue to serve as external directors of the company.

(6)

Gunther Schuftan, the Managing Director of Franz Kalff, was granted options to purchase 150,000 ordinary shares at a price of $0.70 per share exercisable as long as he continues to be a service provider to the company.

          As of the date of this report, our directors have exercised 0 options, our chief executive officer has exercised 0 options and Mr. Schuftan has exercised 0 options.

          The new employees and directors option plan was adopted by our board of directors and audit committee on May 21, 2001 and approved by our shareholders on July 12, 2001.  The plan authorizes the issuance of options to purchase a total of 1,500,000 ordinary shares to our employees, directors and service providers.  The term of this option plan is for ten years from the date of adoption. As of the date of this report, options to purchase 910,000 ordinary shares have been allocated under the 2001 employee and directors option plan.

          Other Employees Options Plans.  On August 8, 1999, our shareholders approved the adoption of an employee option plan authorizing the allocation of options to purchase a total of 750,000 ordinary shares at a minimum exercise price of NIS 1.46 per share to our future employees and consultants.  Although our board of directors did not adopt a formal employee option plan pursuant to that shareholders resolution, it has granted options in accordance with it.  As of the date of this report, the board of directors has granted options to purchase 220,000 ordinary shares in accordance with the shareholders resolution, of which options to purchase 20,000 have been exercised.

          In 2004, our audit committee, Board of Directors, and shareholders (as applicable) approved to grant  240,000 options to Amit Goldwasser, 60,000 options to Yitzhak Oz and 60,000 options to Ariel Levi at an exercise price of $0.40. On June 27, 2004, our Board of Directors approved the new option plan which will govern these new options, and we will proceed to file the plan with the Israeli Income Tax Authority.

Item 7:  Major Shareholders and Related Party Transactions

A.      Major Shareholders

          The following table sets forth, as of June 14, 2004, the number of ordinary shares owned beneficially by all shareholders known to us to beneficially own more than five percent of our ordinary shares.  The information presented was provided to us by the named shareholders.  Robomatix is not directly or indirectly owned or controlled by any other corporation or by a government.  The named shareholders in this table do not have different voting rights with respect to the ordinary shares indicated.

Name	Number of Ordinary Shares Beneficially Owned	Number of Options Exercisable within 60 days	Percent of Total Shares and Exercisable Options (1)

Silverboim Holdings Ltd.(2)	8,088,150	--	55.59%

Mr. Zvi Barinboim(3)	8,175,350	60,000	56.60%

Gilex Holdings B.V.(4)	2,758,587	--	20.28%

(1)

Percentages in this column are based on 13,599,626 ordinary shares outstanding as of June 14, 2004 plus such number of ordinary shares as the indicated person or group has the right to receive upon the exercise of options which are exercisable within 60 days of June 14, 2004.

(2)

Includes only shares held by Silverboim Holdings.  Zvi Barinboim, the chairman of our board of directors, who holds, directly and indirectly, approximately 43.18% of the voting rights of Silverboim Holdings, holds 87,200 of our ordinary shares.

(3)

The shares includes 87,200 ordinary shares held by Zvi Barinboim and 8,088,150 shares held by Silverboim Holdings.  The options include 60,000 held by Zvi Barinboim exercisable as long as he continues to serve as a director of the company at an exercise price of $0.70 per ordinary share. Silverboim Holdings is a privately held company whose outstanding shares are held by Zvi Barinboim (20.68%), Barhoz Holdings Ltd. (22.38%), Zvi Bar-Nes Nisensohn and a company under his control (17.02%), Gilex Holding B.V (19.27%), Shrem, Fudim, Kelner & Co. Ltd. (9.57%) and Hapoalim Assets (Shares) Ltd. (11.08%).  Zvi Barinboim holds, primarily through a wholly owned company, 51% of the voting rights and 26.92% of the capital stock of Barhoz Holdings Ltd.  On March 11, 2002, Poalim Nehasim Ltd. granted Zvi Barinboim an irrevocable power of attorney for a period of three years under which Zvi Barinboim will be entitled to exercise all of the voting rights of Poalim Nehasim in Silverboim Holdings for the election of directors. As a result, Zvi Barinboim holds, directly and indirectly, approximately 43.18% of the voting rights of Silverboim Holdings. Certain shareholders of Silverboim Holdings hold options to purchase ordinary shares of Silverboim Holdings and the numbers presented above do not represent percentages of holdings on a fully diluted basis. Zvi Barinboim disclaims beneficial ownership of the securities owned by Silverboim Holdings, except to the extent of his pecuniary interest in those securities.

(4)	Includes 1,558,587 shares held by Silverboim Holdings. Gilex holds 19.27% of the outstanding ordinary shares of Silverboim Holdings and has a representative on its board of directors.

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

          As of June 14, 2004, there were 454 stockholders of record holding 13,599,626 of our ordinary shares.  To the best of our knowledge, 234 of these stockholders, holding 1,292,687of our ordinary shares, reside or have offices in the United States, including the American Stock Transfer & Trust Company.

B.      Related Party Transactions

          On January 11, 2001, Mersa Holding B.V., our wholly owned subsidiary, entered into a transaction with Gilex Holdings B.V.for the purchase of all the share capital of Franz Kalff.  See “Item 4: Information on the Company – History and Development – Recent Principal Expenditures.”  At the time of the transaction, Gilex held 7.9% of the issued and outstanding ordinary shares of Silverboim Holdings, and 29.8% of the capital share of Silverboim Holdings on a fully diluted basis.  Additionally, Gilex has one representative on the board of directors of Silverboim Holdings.  As part of that transaction, Mersa was assigned shareholders and others loans previously advanced to Franz Kalff. Mersa borrowed the cash purchase price of the share capital of Franz Kalff, aggregating $6.3 million, from us.  Additionally, the value of our ordinary shares that we issued to Gilex as part of that transaction is deemed a loan to Mersa in the amount of $2.1 million.   Under our loan agreement with Mersa, dated March 2001, the cash loan will be repaid pursuant to the same terms of the loan that we took from Bank Hapoalim in order to finance a substantial amount of this cash loan. See “Item Recent Principal Capital Expenditures – Franz Kalff GmbH.”

          As stated above, we financed a substantial part of the purchase price of the share capital of Franz Kalff through a secured loan that we took from Bank Hapoalim.  Approximately $ 2.5 million of this loan is guaranteed by Silverboim Holdings, one of our principal shareholders, through two guaranty agreements with the bank.  The first guaranty agreement, unlimited in amount, guarantees the payment of all amounts due to the bank from Robomatix and will terminate upon the perfection of a security interest in Mersa’s bank account in the Netherlands.  The other agreement guarantees our payment of 2,658,443 Euro to Bank Hapoalim (approximately $2.5 million as of the date of this report).

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

          In September 2002, we entered into an agreement for the sale of our entire share holdings in Robomatix (Israel) Ltd. to SPL Software Ltd., an Israeli company also held by Silverboim Holdings Ltd., one of our principal shareholders. In accordance with the agreement SPL Software, agreed to pay us approximately $570,000, payable in NIS in three equal installments, of which we have received the first two. The third installment is linked to the Israeli cost of living index and will be paid on the first and second anniversary of the transaction’s closing.

C.      Interests of Experts and Counsel

          Not required.

Item 8:  Financial Information

A.      Consolidated Statements and Other Financial Information

Financial Statements

          Our consolidated financial statements are incorporated herein by reference to pages F-1 to F-35.

Legal Proceedings

          Two of our former directors claim that they have a right to exercise options they received according to our 1998 Director Share Option Plan, pursuant to which each received options to purchase 47,725 ordinary shares, exercisable upon consummation of three years of service as our directors.  Based on our Israeli legal counsel’s advice we believe that the options granted to these two former directors are not exercisable.  On April 17, 2000, one of such former directors filed a pleading with the Tel-Aviv Magistrate Court for the issuance of shares underlying the options he received under the 1998 Plan and an ex parte motion for provisional remedies.  The court granted the former director an attachment on the options and underlying shares, and issued a preliminary injunction, until a hearing before both parties, preventing us or any person on our behalf from acting in any way that might impede the exercise of the options.  On May 30, 2000, the Tel-Aviv Magistrate Court cancelled the attachment and injunction after we agreed with the former director that until a final judgment is issued by the Magistrate Court, we will not act in any way which might impede the exercisability of the former director’s options. In November 2001 the Tel-Aviv Magistrate Court ruled in our favor, however in December 2001 the former director filed an appeal with the District Court of Tel Aviv.  To date, there have been no material developments in connection with this appeal. We believe that this pleading will not materially affect our operations.

B.      Significant Changes

          In June 2004, we sold all our shareholdings in ICIC – The Israel Credit Insurance Company Ltd. for approximately $766,000. See “Item 4 – Information on the Company – Recent Principal Capital Expenditures.”

Item 9:  The Offer and Listing

Price History and Market Information

          In January 1994, we consummated an initial public offering in the United States of 1,750,000 of our ordinary shares.  In late 1994, our shares were de-listed from Nasdaq and the Pacific Stock Exchange. As of the date of this report our ordinary shares are listed on the over-the-counter bulletin board under the Symbol “RBMXF.OB”. There is no non-United States trading market for our ordinary shares.

          The following sets forth the high and low sales prices for our ordinary shares as quoted on the over-the-counter bulletin board for the periods indicated:

	High	Low

Annually

Fiscal 1999	$1.10	$0.13
Fiscal 2000	$5.00	$0.65
Fiscal 2001	$1.03	$0.15
Fiscal 2002	$0.25	$0.06
Fiscal 2003	$0.25	$0.06
Quarterly

Fiscal 2001:
First Quarter	$1.03	$0.63
Second Quarter	$0.78	$0.38
Third Quarter	$0.45	$0.32
Fourth Quarter	$0.32	$0.15
Fiscal 2002:
First Quarter	$0.20	$0.10
Second Quarter	$0.23	$0.10
Third Quarter	$0.25	$0.06
Fourth Quarter	$0.25	$0.06
Fiscal 2003
First Quarter	$0.50	$0.05
Second Quarter	$0.28	$0.13
Third Quarter	$0.35	$0.15
Fourth Quarter	$0.50	$0.22
Fiscal 2004
First Quarter	$0.35	$0.25
Monthly

December 2003	$0.37	$0.25
January 2004	$0.35	$0.25
February 2004	$0.35	$0.28
March 2004	$0.30	$0.28
April 2004	$0.28	$0.25
May 2004	$0.26	$0.25

          The foregoing closing bid quotations reflect inter-dealer quotations without retail mark-ups, markdowns or commissions and may not represent actual transactions.

Item 10:  Additional Information

A.      Share Capital

Not Applicable

B.      Memorandum and Articles of Association

          The information required by this item 10(b) is incorporated by reference from our annual report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2003.

C.      Material Contracts

          The following are the material contracts to which Robomatix is or was a party to during the preceding two years:

          In September 2002, we entered into an agreement for the sale of all of our share holdings in Robomatix (Israel) Ltd. to SPL Software Ltd. See “Item 4 – Information on the Company - Recent Divestments.”

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

          Commencing in December 2002 we entered into a series of agreements in connection with Associative Computing Ltd. concluding in April 2003 with the sale of all our shareholdings in Associative Computing and its debt to us for the aggregate amount of 6,000,000 NIS. See “Item 4 - Information on the Company - Recent Divestments.”

          In June 2004, we sold all our shareholdings in ICIC – The Israel Credit Insurance Company Ltd. for approximately $766,000. See “Item 4 – Information on the Company – Recent Recent Divestments.”

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

           General Corporate Tax Structure. Before the 2004 tax year, Israeli companies were generally subject to Company Tax at the rate of 36% of taxable income. According to a recent amendment in Israeli tax law, the company tax rate has been reduced to 35% for 2004; this amendment states that the company tax rate will be further reduced in subsequent tax years, as follows: in 2005 34%, in 2006 32%, in 2007 and thereafter 30%.

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

          Gains on the sale of certain traded securities during the tax year are taxable under this law in certain circumstances.  However, dealers in securities may be subject to the regular tax rules applicable to business income in Israel.

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

          Real gains from the sale of our shares before January 1, 2003 were subject to tax at a rate of 35%.  As of January 1, 2003, such gains are subject to tax at a rate of 15% (including with respect to gains accrued before that date), so long as our shares remain listed for trading on a stock exchange in Israel or abroad.  These reduced rates of tax do not apply, among others, to traders in securities for whom the gains are business income; to companies subject to taxation under Israel’s Income Tax (Adjustments for Inflation) Law; and may not apply to shareholders who held our shares before they were registered for trading on the NASDAQ.  Non-residents of Israel will be exempt from capital gains tax on the sale of our shares if they were not purchased before the listing of our shares for trade on the NASDAQ, the shares are not held as part of a permanent establishment the non-resident maintains in Israel, and the shares remain listed on a stock exchange in Israel or abroad.

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

          Taxation of Non-Residents of Israel.  Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel l.  Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel.  On distributions of dividends other than bonus shares (stock dividends), income tax at the rate of 25% is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.  Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident will be 25%.   The tax withheld at source is the final tax in Israel on dividends for non-resident individuals and corporations and for individual Israeli residents.

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

          The carrying amount of our long-term borrowing approximates its fair value. The fair value was estimated using discounted cash flow analyses, based on our incremental borrowing rates for similar type of borrowing arrangements.

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

Item 16:  [reserved]

[reserved]

Item 16A:          Audit Committee Financial Expert

          Our Board of Directors has determined that a member of our Audit Committee, Ruth Breger, is an audit committee financial expert.

Item 16B:          Code of Ethics

          On April 29, 2004, we adopted a code of ethics, inter alia, to impose certain policies relating to ethical conduct on all of our directors and employees, including our chief executive officer, who also fulfils the function of a chief financial officer.

Item 16C:          Principal Accountant Fees and Services

          The following table presents fees we recorded for professional audit services rendered by our auditors for the audit of our consolidated annual financial statements for the years ended December 31, 2003 and 2002, and fees billed for other services rendered by our auditors including our public offerings of securities and tax services.

	2002	2003

Audit (1)	37,000	46,000

Tax Fees	4,000	4,000

Other Consulting Services	5,000	0

Total	46,000	50,000

(1)

Audit fees consist of fees for professional services rendered for the audit of our consolidated financial statements and review of un-audited interim financial statements included in our quarterly reports and services provided by the independent auditor in connection with statutory and regulatory filings.

Item 16D:          Exemption from the Listing Standards for Audit Committees

As a foreign private issuer we remain exempt, until July 31, 2005, from the NASDAQ requirement to adopt an audit committee charter.  Furthermore, our audit committee was established and selected pursuant to the laws of Israel, and therefore we rely on the exemptions set forth in Rule 10A with respect to the audit committee’s independence.

Item 16E:          Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None

PART 3

Item 17:  Financial Statements

          Not applicable.

Item 18:  Financial Statements

See pages F-1 to F-35.

Item 19:  Exhibits

Exhibit Number	Name

1.1

Memorandum of Association (incorporated by reference to our Pre-Effective Amendment No. 1 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on October 27, 1993)

1.2	Articles of Association, as amended (incorporated by reference to the 2000 20-F filed with the Securities Exchange Commission on June 30, 2001).

2.	Specimen Certificate for ordinary Shares (incorporated by reference to our Registration Statement on Form F-1, Amendment No.3 filed with the Securities and Exchange Commission on December 14, 1993)

4.1	Guarantee Agreement, dated January 24, 2001, by and between Gilex Holdings B.V. and Robomatix Technologies Ltd. (1)

4.2	Translation of Robomatix’s Application for Provision of Credit from Bank Hapoalim, dated January 18, 2001 (1)

4.3	Summary Translation of a Letter of Undertaking, dated January 18, 2001, by Robomatix for the benefit of Bank Hapoalim (1)

4.4	Translation of a Debenture, dated January 18, 2001, issued by Robomatix Technologies Ltd. for the benefit of Bank Hapoalim and Schedule A thereto (1)

4.5	Translation of an Undertaking, dated January 18, 2001, by Robomatix Technologies Ltd. for the Benefit of Bank Hapoalim (1)

*4.6	Draft Services Agreement between Robomatix Technologies Ltd. and Silverboim Holdings Ltd. (incorporated by reference to the 2000 20-F filed with the Securities Exchange Commission on June 30, 2001)

4.7

Consultation and Management Agreement, dated November 15, 2001, between Robomatix Technologies Ltd. and Silverboim Holdings Ltd. (incorporated by reference to the 2000 20-F filed with the Securities Exchange Commission on June 30, 2001)

**4.8

Translation into English of: Agreement by and among Franz Kalff GmbH, REWE-Zentral-Aktiengesellschaft and REWE-Zentralfinanz eG and a letter of amendment related thereto excluding its exhibit; 2001 Annual Agreement and Service Agreement between Franz Kalff GmbH and REWE-Zentralfinanz eG.(incorporated by reference to the 2000 20-F filed with the Securities Exchange Commission on June 30, 2001).

4.9

Agreement, dated as of January 18, 2001, between Robomatix Technologies Ltd. and Mersa Holdings B.V. (incorporated by reference to the 2001 20-F filed with the Securities Exchange Commission on June 30, 2002)

4.10	Translation of a letter agreement with Bank Hapoalim, dated as of November 15, 2001(incorporated by reference to the 2001 20-F filed with the Securities Exchange Commission on June 30, 2002)

4.11

Summary of Agreement, dated as of December 10, 2001, by and among the shareholders of Dirad Technologies (1999) Ltd. and Leader Tech Ltd. (incorporated by reference to the 2002 20-F filed with the Securities Exchange Commission on June 30, 2002)

4.12

Share Purchase Agreement, dated as of September, 2002 by and between Robomatix Technologies Ltd. and SPL Software Ltd. (incorporated by reference to the 2002 20-F filed with the Securities Exchange Commission on June 30, 2003)

4.13

Summary of Share Purchase Agreement, dated as of November 19, 2002, by and between Robomatix Technologies Ltd. and Israel Land Development Insurance Holdings Ltd for the purchase of shares of Israel Land Development Insurance Company Ltd.

4.14

Summary of Share Purchase Agreement, dated as of November 19, 2002, by and between Robomatix Technologies Ltd. and Israel Land Development Insurance Holdings Ltd for the purchase of shares of ICIC -Israel Credit Insurance Company Ltd. (incorporated by reference to the 2002 20-F filed with the Securities Exchange Commission on June 30, 2003)

4.15

Summary of Consulting Agreement, dated as of November 19, 2002, by and between Robomatix Technologies Ltd. and Israel Land Development Insurance Company Ltd. (incorporated by reference to the 2002 20-F filed with the Securities Exchange Commission on June 30, 2003)

4.16

Agreement on the Sale and Transfer of Real Property of Franz Kalff GmbH and Lease Agreement as presented and executed before Dietrich Kleppi, notary public, Bonn, Germany (incorporated by reference to the 2002 20-F filed with the Securities Exchange Commission on June 30, 2003)

4.17

Summary of Share Purchase Agreement, dated as of December 19, 2003 by and among Robomatix Technologies Ltd., Associative Computing Ltd. and Benny Konstantin (incorporated by reference to the 2002 20-F filed with the Securities Exchange Commission on June 30, 2003)

4.18

Summary of Asset Purchase Agreement, dated as of January 1, 2003 (as amended on April 8, 2003) by and among Robomatix Technologies Ltd., Associative Computing Ltd., Benny Konstantin and Edco Electronics Ltd. (incorporated by reference to the 2002 20-F filed with the Securities Exchange Commission on June 30, 2003)

4.19

Summary of Agreement, dated as of March 31, 2003 by and between Robomatix Technologies Ltd. and Berger Holdings 1 (1992) Ltd. (incorporated by reference to the 2002 20-F filed with the Securities Exchange Commission on June 30, 2003)

4.20	Summary of Agreement, dated as of June 3, 2004 by and between Robomatix Technologies Ltd. and Eyal Raef Adv., as trustee for un-named parties

8.1	List of Significant Subsidiaries

11	Code of Ethics

12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002

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

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized on this 12th day of July 2004.

ROBOMATIX TECHNOLOGIES LTD.

By:	/S/ ZVI BARINBOIM

Zvi Barinboim
Chairman of the Board of Directors

ROBOMATIX TECHNOLOGIES AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003

IN U.S. DOLLARS

REPORT OF INDEPENDENT AUDITORS

To the shareholders of

ROBOMATIX TECHNOLOGIES LTD.

We have audited the accompanying consolidated balance sheets of Robomatix Technologies Ltd. (“the Company”) and its subsidiaries as of December 31, 2003 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the year ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and the consolidated results of their operations and cash flows for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Brightman Almagor & Co.
Certified Public Accountants
A member firm of
Deloitte Touche Tohmatsu

Tel-Aviv, Israel
July 12, 2004

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

ROBOMATIX TECHNOLOGIES LTD.

        We have audited the accompanying consolidated balance sheets of Robomatix Technologies Ltd. (“the Company”) and its subsidiaries as of December 31, 2002, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002, and the consolidated results of their operations and cash flows for each of the two years in the period ended December 31, 2002, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel July 12, 2004	KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2003	2002

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	1,742	381
Marketable securities	293	135
Trade receivables (net of allowance for doubtful accounts of $ 50 and $ 63
as of December 31, 2003 and 2002, respectively)	1,266	1,656
Other accounts receivable and prepaid expenses (Note 3a)	1,003	356
Inventories (Note 3b)	4,725	2,762

Total current assets	9,029	5,290

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term receivables from related party (Note 1b)	-	172
Investments in other companies (Note 4)	4,748	2,640

	4,748	2,812

PROPERTY, PLANT AND EQUIPMENT, NET (Note 5)	115	3,740

DEFERRED TAXES (Note 10)	2,276	2,008	(*)

GOODWILL (Note 1c)	564	564	(*)

Total assets	16,732	14,414

(*) Reclassified

The accompanying notes are an integral part of the consolidated financial statements.

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2003	2002

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit (Note 6a)	2,004	1,004
Current maturities of long-term loans (Note 7)	565	444
Trade payables	819	784
Other accounts payable and accrued expenses (Note 6b)	1,707	1,590

Total current liabilities	5,095	3,822

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities (Note 7)	3,617	4,489
Pensions and severance pay liability	652	553

	4,269	5,042

COMMITMENTS AND CONTINGENT LIABILITIES (Note 8)

SHAREHOLDERS' EQUITY (Note 9):
Share capital -
Ordinary shares of NIS 1.46 par value:
Authorized: 30,000,000 shares as of December 31, 2003 and 2002; Issued and outstanding: 13,599,626 shares as of December 31, 2003
and 2002	5,649	5,649
Additional paid-in capital	30,133	30,133
Accumulated other comprehensive income (loss)	512	(36)
Accumulated deficit	(28,926)	(30,196)

Total shareholders' equity	7,368	5,550

Total liabilities and shareholders' equity	16,732	14,414

The accompanying notes are an integral part of the consolidated financial statements.

July 12, 2004 —————————————— Date of approval of the financial statements	/S/ Zvi Barinboim —————————————— Zvi Barinboim Chairman of the Board of Directors	/S/ Amit Goldwasser —————————————— Amit Goldwasser Chief Executive Officer

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2003	2002	2001

Sales, net (Note 12)	12,493	8,704	8,235
Cost of sales	9,649	6,708	6,322

Gross profit	2,844	1,996	1,913

Selling and marketing expenses	946	655	575
General and administrative expenses	1,949	1,471	1,762

Operating loss	(51)	(130)	(424)
Impairment of long-term investments	-	-	(1,390)
Other income (Note 13a)	1,045	257	362
Financial expenses, net (Note 13b)	(10)	(191)	(284)

Income (loss) before taxes on income	984	(64)	(1,736)
Taxes on income (Note 10d)	195	378	88

	789	(442)	(1,824)
Equity in earnings of an affiliate	481	-	-

Net income (loss)	1,270	(442)	(1,824)

Basic and diluted net earnings (loss) per share -	0.09	(0.03)	(0.13)

Weighted average number of shares used in computing basic net
earnings (loss) per share	13,599,626	13,599,626	13,520,722

Weighted average number of shares used in computing diluted net
earnings (loss) per share	13,599,626	13,599,626	13,520,722

The accompanying notes are an integral part of the consolidated financial statements.

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total comprehensive income (loss)	Total shareholders equity

Balance as of January 1, 2001	5,227	27,867	-	(27,930)		5,164
Issuance of shares, net	422	1,657	-	-		2,079
Foreign currency translation adjustments	-	-	(69)	-	(69)	(69)
Net loss	-	-	-	(1,824)	(1,824)	(1,824)

Total comprehensive loss					(1,893)

Balance as of December 31, 2001	5,649	29,524	(69)	(29,754)		5,350
Capital surplus from transaction with related
party (see Note 1b)	-	609	-	-		609
Other comprehensive income (losses):
Foreign currency translation adjustments	-	-	162	-	162	162
Unrealized losses on available-for-sale
marketable securities	-	-	(129)	-	(129)	(129)
Net loss	-	-	-	(442)	(442)	(442)

Total comprehensive loss					(409)

Balance as of December 31, 2002	5,649	30,133	(36)	(30,196)		5,550

Other comprehensive income:
Foreign currency translation adjustments	-	-	386	-	386	386
Unrealized gains on available-for-sale
marketable securities	-	-	162	-	162	162
Net income	-	-	-	1,270	1,270	1,270

Total comprehensive income					1,818

Balance as of December 31, 2003	5,649	30,133	512	(28,926)		7,368

The accompanying notes are an integral part of the consolidated financial statements.

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2003	2002	2001

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	1,270	(442)	(1,824)
Adjustments to reconcile net income (loss) to net cash provided by
(used in) operating activities from continuing operations:
Impairment on long-term investments	-	-	1,390
Loss from sale of property and equipment	234	-	-
Equity in earnings of an affiliate	(481)	-	-
Gain from sale of a subsidiary	(993)	-	-
Deferred income taxes	214	378	(88)
Accrued interest of long-term loans	(14)	-	131
Depreciation	57	201	177
Decrease (increase) in inventories	(1,417)	(83)	181
Accrued pensions and severance pay	(8)	(13)	(9)
Decrease (increase) in other accounts receivable and prepaid expenses	(337)	61	609
Increase (decease) in trade payables	33	(248)	85
Increase in other accounts payable and accrued expenses	112	43	137
Decrease (increase) in trade receivables	716	(167)	(142)

Net cash provided by (used in) operating activities	(614)	(270)	647

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(67)	(13)	(2)
Proceeds from sale of a subsidiary to a related party	190	208	-
Investment in other companies	(2,108)	(23)	(32)
Proceeds from sale of subsidiaries (a)	779	-	-
Payment for acquisition of a consolidated subsidiary (b)	-	-	(6,666)
Proceeds from sale of marketable securities	4	-	-
Proceeds from sale of property and equipment	3,500	8	-

Net cash provided by (used in) investing activities	2,298	180	(6,700)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term debt	1,297	-	5,503
Repayment of long-term debt	(2,515)	(560)	(846)
Short-term bank credit, net	822	625	319

Net cash provided by (used in) financing activities	(396)	65	4,976

Effect of exchange rate changes on cash and cash equivalents	73	79	135

Increase (decrease) in cash and cash equivalents	1,361	54	(942)
Cash and cash equivalents at the beginning of the year	381	327	1,269

Cash and cash equivalents at the end of the year	1,742	381	327

The accompanying notes are an integral part of the consolidated financial statements.

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2003	2002	2001

(a) Proceeds from sale of subsidiaries (Note 1b and 1d):
Assets and liabilities of the subsidiaries at date of disposal:
Working capital (excluding cash and cash equivalents)	(293)	(39)	-
Related party receivable related to sale of subsidiary from
related party	-	(362)	-
Receivable related to sale of subsidiary	(304)	-	-
Investment in an affiliate	481	-	-
Foreign currency translation adjustments	(98)	-	-
Capital gain	993	609	-

	779	208	-

(b) Payment for acquisition of a consolidated subsidiary
(see Note 1c):

Fair value of assets acquired and liabilities assumed at date of acquisition:

Working capital (excluding cash and cash equivalents)	-	-	(2,697)
Property, plant and equipment	-	-	(3,784)
Accrued severance pay	-	-	511
Deferred income taxes	-	-	(2,775)
Issuance of shares, net	-	-	2,079

	-	-	(6,666)

(c) Supplemental disclosure of cash flows activities:
Cash paid during the year for interest	62	21	189

Supplementary information on financing activities
not involving cash flows:

Sale of long-term investment for consideration of marketable securities	-	264	-

The accompanying notes are an integral part of the consolidated financial statements.

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.	Nature of operations:

Robomatix Technologies Ltd. ("the Company") is an Israeli holding company.

The Company's shares are traded in the OTC Bulletin Board (symbol: RBMFX).
The Company holds all of the outstanding share capital of Franz Kalff GmbH ("Kalff"), a German company engaged in manufacturing through subcontractors, marketing and sale of first aid kits, primarily for the automotive industry. Additionally The Company holds direct interests in Leader Tech Ltd., an Israeli company that purchases and invests in companies in the field of venture capital and technology and also holds interests in eLady Ltd., a Japanese Internet commerce portal for women. The company holds minority interests in two Israeli insurance companies.
Five customers accounted for 58% and 60% of sales in 2003 and 2002, respectively. (see also Note 12).

b.	Sale of a subsidiary to a related party:

In September 2002, the Company sold 100% of the share capital of Robomatix (Israel) Ltd. (a dormant subsidiary), to SPL Software Ltd., an Israeli company also held by Silverboim Holdings Ltd., the controlling shareholder, in consideration of $ 570, payable in three equal installments of which the company received the first two. The third installment will be paid on the second anniversary of the transaction's closing. As a result of this sale, the Company recorded a capital surplus of $ 609 resulting from transaction with related party.

c.	Acquisition of Kalff:

In January 11, 2001, the Company, through its new wholly-owned Dutch subsidiary, Mersa Holding B.V. ("Mersa"), a company registered under the laws of the Netherlands, purchased 100% of the outstanding share capital of Kalff. The purchase of the outstanding share capital of Kalff was completed in January 24, 2001.

The purchase price was $ 6,900 in cash, and $ 2,100 in the form of 1,200,000 unregistered Ordinary shares of the Company. Since the trading volume of the Company's shares was low, the share market price did not reflect the fair value of the Company's shares and therefore, the fair value was determined to be $ 1.75 per share based on the negotiations between the parties and on a valuation of Kalff conducted by an external evaluating firm.
The Company financed an amount in Euros equal to $ 5,500 of its loan to Mersa through a collateralized loan that the Company took from a bank in Israel.

The Company accounted for this acquisition by the purchase method. The excess of the estimated fair value over the book value was attributed to land, buildings and goodwill. The operations of Kalff are included in the consolidated statement from the date of acquisition.

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

d.	In January 1, 2003, a subsidiary of the Company acquired the assets, liabilities and the operations of Edco Technologies Ltd. ("Edco"). In addition, it was decided to allocate 9,200 Ordinary shares to the single shareholder of Edco that will comprise 50 % of the subsidiary's issued and outstanding share capital following the allocation. As a result the Company's holdings in the subsidiary were decreased to 49.5%.
In March 31, 2003, the Company entered into an agreement with Berger Holdings (1992) Ltd. a publicly traded company in the Tel Aviv Stock Exchange, for the sale of all the Company holdings in the subsidiary. The consideration was $ 1,083 net of expenses pertaining to the sale amounting to $ 192 and as a result the Company recorded a capital gain of approximately $ 993.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States ("U.S. GAAP").

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

A majority of the costs of the Company and certain of its subsidiaries is generated in U.S. dollars ("dollars"). The Company's management believes that the dollar is the primary currency of the economic environment in which the Company and certain of its subsidiaries operate. Thus, the functional and reporting currency of the Company and certain of its subsidiaries is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Statement of Financial Accounting Standard ("SFAS") No. 52 "Foreign Currency Translation. All transactions gains and losses from the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

The financial statement of Kalff, the German subsidiary, whose functional currency is the Euro have been translated to U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statements of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders' equity in accumulated other comprehensive income (loss).

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Inter-company transactions and balances have been eliminated upon consolidation.

d.	Cash equivalents:

Cash equivalents are short-term, highly liquid investments that are readily convertible to cash, with original maturities of three months or less.

e.	Marketable securities:

Investments in marketable securities are accounted for in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Management determines the appropriate classification of its investments in marketable equity securities at the time of purchase and reevaluates such determinations at each balance sheet date. The Company classified its marketable securities as available-for-sale. Accordingly, these securities are carried at fair value, with unrealized gains and losses reported in a separate component of shareholders equity under "Accumulated other comprehensive income (loss)". Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of operations.

f.	Allowance for doubtful accounts:

The allowance for doubtful accounts is calculated primarily with respect to specific receivables, which in the opinion of the Company's management are doubtful of collection.

g.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence. The Company wrote-off approximately $ 150 and $ 145 in 2003 and 2002, respectively. The write-off is included in the cost of sales. Cost is determined as follows:

Raw materials - average cost basis.

Finished goods - average production costs including materials and labor.

Purchased products for commercial purposes - at cost.

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Property, plant and equipment:

1.	Property plant and equipment are stated at cost, net of accumulated depreciation.

2.	Depreciation is calculated by the straight-line method, over the estimated useful lives of the assets at the following annual rates:

%

Buildings and improvements	5-25
Computers (including related software)	33
Motor vehicles	15
Machinery and equipment	5-20

i.	Investment in other companies

Investment in non-marketable securities are recorded at cost net of a permanent impairment since the Company does not have the ability to exercise significant influence over the operating and financial policy of the companies.

The carrying value of investment in shares of the companies is periodically reviewed by management based upon the difference between the carrying amount and fair value of such investments. If this review indicates that the carrying value is higher than the fair value, the carrying value of those investments are reduced to their estimated fair value and the impairment loss is recognized in the statement of operations. The Company recognized impairment loss in the amount of $ 1,390 in the year 2001.

j.	Impairment of long-lived assets:

The Company and its subsidiaries’ long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144 “Accounting for the Impairment or Disposal of Long-lived Assets” (“SFAS No. 144”) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2003, no impairment losses have been identified.

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Goodwill:

Goodwill reflects the excess of the purchase price in an acquired subsidiary over the fair value of the net assets acquired. Pursuant to SFAS No. 142. “Goodwill and Other Intangible Assets”, effective January 1, 2002, goodwill is to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written off when impaired, rather than amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using market capitalization. Significant estimates used in the fair value methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples of the reportable unit.

l.	Revenue recognition:

The Company through Kalff generates revenues mainly from sales of first-aid kits. The Company sells its products primarily through retail stores and car manufacturers in Germany.

Revenues from product sales are recognized in accordance with Staff Accounting Bulletin No. 101 “Revenue Recognition in Financial Statements” (“SAB No. 101”) as amended by SAB No. 104 when delivery has occurred, persuasive evidence of an agreement exists, the vendor’s fee is fixed or determinable and collectibility is probable. The Company maintains a provision for product returns, in accordance with SFAS No. 48, “Revenue Recognition When Right of Return Exists”. The provision for returns and other allowances are determined principally on the basis of past experience and are deducted from revenues.

The Company and its subsidiaries apply the provisions of EITF 00-10, “Accounting for Shipping and Handling Fees and Costs”, which requires that all amounts billed to a customer in a sales transaction related to shipping and handling be classified as revenue and all shipping and handling costs incurred are included as a component of cost of goods sold.

m.	Sales incentives and trade promotional allowances:

The Company has adopted EITF No. 01-09 “Accounting for Consideration Given by a Vendor to a Customer (including a Reseller of the Vendor’s Products). In accordance with EITF 01-09, the Company offsets sales and marketing expenses deriving from sales incentives and trade promotional allowances against sales.

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Advertising expenses:

Advertising expenses are charged to the statement of operations as incurred. Advertising expenses for the years ended December 31, 2003, 2002 and 2001 were $ 14, $ 17 and $ 18, respectively.

o.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. This Statement prescribes the use of the liability method whereby deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets when it is considered more likely then not that they will not be utilized

p.	Accounting for stock based compensation:

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

The pro-forma disclosures required by SFAS No. 123 and by SFAS No. 148 are as follows:

	Year ended December 31,
	2003	2002		2001

Net income (loss) - as reported	1,270	(442)		(1,824)

Deduct: Total stock-based compensation
determined under fair value based method for
all awards	(49)	(44)		(32)

Net income (loss) - pro forma	1,221	(486)		(1,856)

Net income (loss) per share - as reported
and pro-forma	0.09	(0.0	3)	(0.13)

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Accounting for stock based compensation (cont.)

Under SFAS No. 123, pro forma information regarding net income (loss) is required and determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No.123. The fair value of each option granted was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for 2001: risk-free interest rates 2.75%; dividend yield of 0% for the year; expected volatility of 83.8%, and expected life of 10 years.

Options to employees were issued at fair value. No compensation expenses were recognized during the period of three years ended December 31, 2003.

The Company applies SFAS No. 123 and EITF 96-18 “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” with respect to options issued to non-employees. SFAS 123 requires use of an option valuation model to measure the fair value of the options at the grant date.

q.	Net income (loss) per share:

Basic net income (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net income (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with SFAS No. 128, “Earnings per Share”.

All convertible outstanding stock options and warrants have been excluded from the calculation of the diluted net income (loss) per Ordinary share because all such securities are anti-dilutive for the years ended December 31, 2002 and 2001. The total weighted average number of share related to the outstanding options and warrants excluded from the calculations of diluted net loss per share was 3,897,384 and 269,630 for the years ended December 31, 2002 and 2001, respectively.

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Fair value of financial instruments:

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

s.	Concentrations of credit risk:

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

The subsidiary’s trade receivables are mainly derived from sales to customers in Germany. The subsidiary has adopted credit policies and standards intended to accommodate industry growth and inherent risk. Management believes that credit risks are moderated by obtaining credit insurance, the diversity of its customer base and geographic sales areas. The subsidiary performs ongoing credit evaluations of its customers’ financial condition and requires collateral when deemed necessary.

The Company has no off-balance-sheet concentration of credit risk, such as foreign exchange contracts or option contracts.

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Pension plans and severance pay:

The Company’s liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees in Israel multiplied by the number of years of employment as of balance sheet date. Employees are entitled to one month’s salary for each year of employment, or a portion thereof. The Company’s liability for all of its employees in Israel is provided by monthly deposits with insurance policies.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

The liability for severance pay and the deposit fund were immaterial as of December 31, 2003 and 2002.

The German subsidiary maintains two defined benefit pension plans covering mostly retired and inactive employees. For the defined benefit plans, pension benefits are based primarily on length of service. The plans are not funded by the Company and are closed to employees who were hired after 1987.

Components of net periodic benefit cost are:

	2003	2002

Service cost	1	1
Interest cost	35	28

Net periodic benefit cost	36	29

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Pension plans and severance pay (cont.):

Change in the projected benefit obligation for the defined benefit plans:

	2003	2002

Benefit obligation at beginning of year	553	474
Service cost	1	1
Interest cost	35	28
Benefits paid	(45)	(38)
Foreign currency translation adjustments	108	88

Benefit obligation at year end	652	553

The following table sets forth the funded status of the plans as of December 31, 2003 and 2002:

	2003	2002

Vested benefit obligation	624	530
Accumulated benefit obligation	624	553
Projected benefit obligation	624	553
Accrued pension cost	652	553

The Company used the following assumptions to measure its pension obligation for the years reported:

Discount rate	5.5% (5.75% in 2002)
Inflation rate	2%

Severance and pension expenses for the years ended December 31, 2003, 2002 and 2001, amounted to approximately $ 99, $ 76 and $ 36, respectively.

u.	Net investment hedge in a foreign currency:

The Company uses a foreign denominated fixed rate long-term loan to hedge the value of its investment in its foreign subsidiary in Germany. Exchange rate differences from this loan are not included in the statement of operations but are included in other comprehensive income (loss) as cumulative translation adjustments. In cases in which there is a portion of the hedge that is ineffective, the hedge ineffectiveness is included in earnings.

During the years ended December 31, 2003 and 2002, the Company recognized $ 480 of net gain and $ 980 of net loss, respectively included in the cumulative translation adjustment, related to foreign denominated fixed-rate long-term loan.

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Impact of recently issued accounting standards:

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period ending after March 15, 2004. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. As of December 31, 2003, the Company does not expect the adoption of FIN 46 to have a material impact on its consolidated financial statements

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	SUPPLEMENTARY INFORMATION ON CURRENT ASSETS

a.	Other accounts receivable and prepaid expenses:

	December 31,
	2003	2002

Government of Israel	4	4
Prepaid expenses	136	159
Receivables from the sale of subsidiary	304	-
Receivables from a sale of subsidiary to a related party (Note
1b)	190	190
Other	369	3

	1,003	356

b.	Inventories:

Raw materials	2,090	999
Finished products and goods	2,635	1,763

	4,725	2,762

NOTE 4:-	INVESTMENTS IN OTHER COMPANIES

a.	During 2000, the Company invested in shares of eLady Ltd. (“eLady”), a Japanese company, engaged in operating a Japanese fashion and style e-commerce portal for women.

The Company does not have the ability to exercise significant influence over the operating and financial policy of eLady, since it failed in receiving financial information from eLady. During 2001 certain conditions were identified by management, including recurring operating losses and downward adjustment to the Company’s projections, as potential indicators of an impairment. As a result of the above conditions, management conducted an evaluation of the carrying value of the Company’s investment in eLady. The evaluation resulted in an impairment charge of $ 1,000 for the year 2001. In April and November 2003, eLady entered into stock subscription agreements for the issuance of Series A Preferred Stock (22% of eLady’s voting rights) to strategic investors and current shareholders for a total consideration of $1.2 million resulting in a decrease of the indirect holding of the Company from 27% to 20%. The carrying amount of the investment as of December 31, 2003 is $2,685. The Company estimates based on all the relevant factors, including the Company’s Preferred Stock rights in case of liquidation or sale of eLady, that the fair value of the investment in eLady exceeds the carrying amount of the investment.

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	LONG-TERM INVESTMENTS (Cont.)

b.	During 2000 and 2001, the Company purchased shares of Dirad Technologies (1999) Ltd. (“Dirad”), which is engaged in investing in high-tech companies an amount of $ 680. The Company’s holdings in Dirad reached approximately 13.6% as of December 31, 2001. In addition, the Company received 5% of the share capital of Dirad Management Technologies (2000) Ltd., an Israeli company that provides management services to Dirad in consideration for management fees and preference in distribution of dividends. The share purchase agreement provides for a nine-member board of directors, of which the Company is entitled to appoint one member.

In December 2001, the Company was a part of an agreement between Leader Tech Ltd., a public company traded in Israel, Dirad and all Dirad’s shareholders, among them the Company. According to the agreement, Leader Tech is to purchase from all of Dirad’s shareholders their holdings in Dirad in consideration for Leader Tech shares. The closing of the agreement was in April 29, 2002. Pursuant to the closing of the agreement, the Company sold all of its shares in Dirad to Leader Tech, in consideration for 2,167,321 Ordinary shares of Leader Tech, constituting approximately 4.4% of the issued share capital of Leader Tech. The Company provided for an impairment loss of $ 390 during 2001 based on the opinion of its management of the fair value of its holding in Dirad. The investment in Leader Tech’s shares is presented as marketable securities and classified as available for sale.

c.	In November 19, 2002, the Company reached two agreements with The Israel Land Development Insurance Holdings Company Ltd. (hereafter — ILDIH), pursuant to which the Company purchased 2.4% and 5.33% of the issued share capital of two private insurance companies controlled by ILDIH- Israel Land Development Insurance Company Ltd and Israel Credit Insurance Company Ltd (hereafter – ICIC), in consideration of $ 1,238 and $825, respectively. Bank hpoalim has a security interest in the shares the Company hold in Israel Land Development Insurance Company Ltd.
Subsequent to the balance sheet date, Israel Land Development Insurance Company Ltd. registered its shares for trade on the Tel Aviv Stock Exchange. In June 2004 the company sold all the shares in ICIC for approximately $ 766.

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	PROPERTY, PLANT AND EQUIPMENT

Composition of assets, grouped by major classifications, is as follows:

	December 31,
	2003	2002

Cost:
Buildings, land and improvements	43	5,152
Computers (including related software)	96	83
Machinery and equipment	2,456	2,031

	2,595	7,266
Accumulated depreciation	(2,480)	(3,526)

Depreciated cost	115	3,740

Depreciation expenses for the years ended December 31, 2003, 2002 and 2001, were $ 57, $ 201 and $ 177, respectively.

In December 30, 2002, Kalff entered into a sale-leaseback agreement in relation to all of its land and buildings to the Israel Land Development Insurance Company Ltd., a third party, in consideration of $ 3,500. In accordance with the agreement, Kalff leased the land and buildings from the third party for a minimum lease term of 15 years with annual rental fees of $ 350. The Company obtained a bank guarantee for the sum of $ 350 from Bank Hapoalim. The lease was considered in the financial statement as operating lease. As a result from this transaction the Company recorded a loss of approximately $ 234.

As for pledges, see Note 8f.

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	SUPPLEMENTARY INFORMATION ON CURRENT LIABILITIES

a.	Short-term bank credit:

	Interest rate		Amount
	December 31,		December 31,
	2003	2002	2003	2002
	%

Short-term bank credit
In NIS	-	-	-	4
In Euro	9	9	2,004	1,000

			2,004	1,004

Total authorized credit lines			$2,197	$2,107
Unutilized credit lines			$193	$1,103

b.	Other accounts payable and accrued expenses:

	December 31,
	2003	2002

Payroll and related expenses	175	120
Accrued expenses and other (1)	964	873
Accrued customer bonuses	568	456
Other	-	141

	1,707	1,590

(1) Including a related party	503	360

NOTE 7:-	LONG-TERM LOANS

a.	Composed as follows:

Long-term bank loans	4,182	4,933
Less - current maturities	565	444

	3,617	4,489

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	LONG-TERM LOAN (Cont.)

b.	Payments of dividends, management fees or any other amount paid to the Company from Kalff, will be deposited in the bank account and will be used to repay the loan to the bank. In 2003 the Company repaid $2,515 to the banks.

c.	Classified by currency, linkage terms and interest rates, the total amount of the liabilities (before deduction of current maturities) is as follows:

	Weighted average interest rate		Amount
	December 31,		December 31,
	2003	2002	2003	2002
	%

In, or linked to, the U.S. dollar	-	3.25	-	3
In Swiss Franks	3.5	3.25	2,886	4,918
In Israeli currency	6.29	8.5	1,296	12

			4,182	4,933

d.	The liabilities mature as follows:

December 31, 2003

2004 (current maturity)	565
2005	565
2006	565
2007	565
2008	1,922

4,182

e.	As for pledges, see Note 8f.

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalty commitments:

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

Total amount of grants received by the Company and the abovementioned subsidiaries, net of royalties paid or accrued, as of December 31, 2003, is approximately $ 4,400.

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

d.	Consulting agreement

In November 2002, the Company entered into an agreement with Israel Land Development Insurance Company Ltd. in which the Company will receive an annual payment of $57 until the end of 2009 for consulting services.

e.	Litigation

For litigation against the Company, see Note 9b(1).

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

f.	Pledges:

Balance of liabilities collateralized by pledges is as follows:

December 31, 2003

Long-term debt (including current maturities) (1)	4,182

(1)	The Company has a floating charge on all of its assets in favor of the banks.

Silverboim Holdings Ltd., the controlling shareholder, guaranteed the long-term debt.

g.	Leases:

The Company’s subsidiary leases automobiles and equipment under non-cancelable operating leases.
The Company’s subsidiary also leases the land and building under a sale-leaseback agreement. see Note 5.

Total operating lease expenses amounted to approximately $436, $ 55 and $ 62 during 2003, 2002 and 2001, respectively. Future minimum lease payments under non-cancelable operating leases with initial or remaining terms in excess of one year consisted of the following as of December 31, 2003:

Operating leases

2004	439
2005	418
2006	386
2007	362
2008	350
Thereafter	3,150

NOTE 9:-	SHAREHOLDERS’ EQUITY

a.	Ordinary shares:

1.	The Company’s shares are traded on the OTC Bulletin Board in the U.S.A.

2.	Ordinary shares confer upon their holders voting rights and the right to receive dividends, if declared.

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	SHAREHOLDERS’ EQUITY (Cont.)

3.	In January 24, 2001, the Company issued an aggregate of 1,200,000 Ordinary shares to investor as part of the acquisition of Kalff for an aggregate amount of approximately $ 2,079.

b.	Stock option plans:

1.	In December 29, 1997, the Company adopted the Robomatix Technologies Ltd. directors share option plan, promulgated under the provisions of Section (3) (i) of the Israeli Income Tax Ordinance (“the director plan”). The director plan provides for the grant by the Company of options to purchase 143,174 Ordinary shares to its directors.

The exercise price of option awards issued pursuant to the director plan is the average price of the Company’s shares for each of the 60 trading days immediately prior to the granting of such option awards.

All of the options covered by an option award vest three years after the grantee becomes a director of the Company. Any awards not exercised within 60 months of the date of the grant of any option award shall expire in such date. Ordinary shares as to which the grantee’s rights have not vested will be held by a trustee designated by the Company.

In May 1, 1998, the Company granted three of its directors, who are no longer directors of the Company, options to purchase 143,174 Ordinary shares at an exercise price of $ 0.25. The Company applies the provisions of APB 25 in respect of options granted to directors. No compensation cost was charged to income in respect of these options since their exercise price exceeds the market value of the Company’s share at the date of grant.

After December 31, 1999, two of the former directors requested to exercise their options. The Company, based on the opinion of its legal advisors, believes that these former directors are not entitled to exercise the said options, since they have not yet been directors of the Company for three years. In April 17, 2000, one of such former directors filed a claim with the Tel-Aviv Magistrate’s Court for the issuance of shares underlying the options he received under the 1998 Plan and an exparte motion for provisional remedies. In November 2001, the court rejected the claim of the former director. The former director filed an appeal in December 2001. The Company, based on the opinion of its legal advisor, believes that this claim and/or any other legal action which may be brought by the other former director will not materially affect its operations.

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	SHAREHOLDERS’ EQUITY (Cont.)

2.	In September 14, 1999, the Company approved the grant of options to purchase 750,000 Ordinary shares of NIS 1.46 par value to present and future employees and consultants of the Company (“the 1999 Plan”).

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

As of December 31, 2003, an aggregate of 530,000 Ordinary shares of the Company are still available for future grant.

3.	Under the Company’s 2001 stock option plan (“the 2001 plan”), options may be granted to officers, directors and employees of the Company or its subsidiaries.

Pursuant to the plan, the Company reserved for issuance 1,500,000 Ordinary shares. As of December 31, 2003, an aggregate of 590,000 Ordinary shares of the Company are still available for future grant.

After the balance sheet date the Company granted additional 360,000 options to directors and the general manager.

The options which were granted under this plan have a three to five year vesting term and will expire 10 years after the grant date.

Any options that are canceled or forfeited before expiration become available for future grants.

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	SHAREHOLDERS’ EQUITY (Cont.)

4.	A summary of the Company’s stock option (except options to associates) activity and related information for the years ended December 31, is as follows:

	Number of options	Exercise price	Weighted average exercise price

Outstanding at January 1, 2001	200,000		$0.36
Granted during 2001	910,000	$0.70

Outstanding at December 31, 2001,
2002 and 2003	1,110,000		$0.64

The stock options outstanding and exercisable as of December 31, 2003 have been classified into exercise prices as follows:

Options outstanding				Options exercisable
Exercise Price	Outstanding as of December 31, 2003	Weighted average remaining contractual life (years)	Weighted average exercise price	Exercisable as of December 31, 2003	Weighted average exercise price

$0.36	200,000	0.92	$0.36	200,000	$0.36
$0.70	910,000	7.47	$0.70	810,000	$0.70

	1,110,000		$0.64	1,010,000	$0.63

5.	Weighted average fair value of options granted during 2001, whose exercise price equals the fair value of the stock in the date of grant was $ 0.13.

6.	In 2004, the Board of Directors approved to grant 360,000 options to Directors at an exercise price of $0.40. Finalization of these grants is subject to the filing of an option plan with the Israeli Income Tax Authority.

c.	Dividends:

In the event cash dividends are declared by the Company, such dividends will be paid in Israeli currency. Under current Israeli regulations, any cash dividend in Israeli currency paid in respect of Ordinary shares purchased by non-residents of Israel with non-Israeli currency may be freely repatriated in such non-Israeli currency, at the rate of exchange prevailing at the time of conversion.

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	SHAREHOLDERS’ EQUITY (Cont.)

d.	Warrants:

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

The former controlling shareholder received 2,249,893 warrants at the terms and conditions as those applying to the warrants that were issued to the banks and the state of Israel. The fair value of the warrants granted to the banks, the state of Israel, a former controlling shareholder and the Company under his control, approximately $363 — was carried to capital deficiency.

After the balance sheet date all of the warrants were forfeited.

NOTE 10:-	INCOME TAXES

a.	Tax in Israel:

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

On June 29 2004 an amendment to the Israeli tax law has been approved by the Israeli parliament, which reduces the tax rates imposed on Israeli companies to 35% for 2004; this amendment states that the company tax rate will be further reduced in subsequent tax years to 30%.

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	INCOME TAXES (Cont.)

b.	Income (loss) before taxes on income consists of the following:

	Year ended December 31,
	2003	2002	2001

Domestic (Israel)	493	(18)	(1,620)
Foreign	491	(46)	(116)

	984	(64)	(1,736)

c.	The provision for taxes on income comprises the following:

	Year ended December 31,
	2003	2002	2001

Deferred taxes - foreign	214	378	88
Prior years tax reimbursement	(19)	-	-

	195	378	88

d.	Reconciliation between theoretical tax expenses to actual tax expenses:

A reconciliation between theoretical tax income, assuming all income is taxed at the statutory rate applicable to income of the Company and the actual income tax as reported in the statements of operations, is as follows:

	Year ended December 31,
	2003	2002	2001

Income (loss) before taxes on income	984	(64)	(1,736)

Statutory tax rate	36%	36%	36%

Theoretical tax expenses (income)	354	(23)	(625)
Tax benefits for which deferred taxes were not
recorded	(321)	-	-
Deferred tax on losses for which valuation
allowance was provided	-	-	200
Prior years tax reimbursement	19	-	-
Utilization of operating carry forward tax
losses for which a valuation allowance was
provided	-	-	(21)
Effect of different tax rates in other countries	8	16	14
Non-deductible expenses	160	405	506
Change due to currency rate fluctuation	-	-	(31)
Other	(25)	(20)	45

Taxes on income in the statements of operations	195	378	88

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	TAXES ON INCOME (Cont.)

e.	Current taxes are calculated at the following rates:

	Year ended December 31,
	2003	2002	2001
	%

On Israeli operations	36	36	36
On German operations (*)	38.5	38.5	38.5

(*)	The German subsidiary is taxed on the basis of the tax laws prevailing in its country of residence.

f.	Deferred taxes:

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and amounts used for income tax purposes. Significant components of the Company and its subsidiaries’deferred tax assets are as follows:

	December 31,
	2003	2002

Deferred tax assets:
Net operating losses carryforwards	7,382	13,282
Other - net	58	336	(*)

Total deferred tax assets	7,440	13,618
Valuation allowance for deferred tax assets	(5,164)	(11,610)

Net deferred tax assets	2,276	2,008

Domestic	-	-
Foreign	2,276	2,008

	2,276	2,008

(*) Reclassified

g.	Net operating carryforward tax losses:

1.	The Company and its Israeli subsidiaries:

Carryforward tax losses at December 31, 2003 aggregated approximately $ 14,346. The carryforward tax losses are linked to the Israeli CPI and may be carried forward and offset against taxable income in the future for an indefinite period

2.	German subsidiary:

As of December 31, 2003, this subsidiary has $ 3,856 and $6,618 carryforward tax losses for trade tax and corporate tax respectively. In Germany, there is no time limit for utilizing carryforward tax losses.

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	RELATED PARTIES TRANSACTIONS

        The balances and the transactions derived from related parties are as follows:

a.	Transactions with related parties:

	Year ended December 31,
	2003	2002

Management fees (see Note 8b)	120	120

Administrative and support services (see Note 8c)	60	60

b.	Balances with related party:

Debt balance:

Other accounts receivable and prepaid expenses	190	190

Long-term receivable	-	172

Credit balance:

Trade payables	-	66

Other accounts payable and accrued expenses	503	360

NOTE 12:-	SEGMENT, CUSTOMERS AND GEOGRAPHIC INFORMATION

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

ROBOMATIX TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	SEGMENT, CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

The following table presents total revenues classified according to geographical destination for the years ended December 31, 2003, 2002 and 2001:

	Year ended December 31,
	2003	2002	2001

Germany	11,908	8,263	8,484
Other	2,606	1,845	1,226

	14,514	10,108	9,710
Sales discounts	(2,021)	(1,404)	(1,475)

Sales, net	12,493	8,704	8,235

The Company has 5 major customers, which constitute approximately 58% and 60% of total revenue in 2003 and 2002, respectively.

Sales to major customers as a percentage of total sales were as follows:

	Year ended December 31,
	2003	2002	2001

Customer A	18.42%	15.36%	17.14%
Customer B	12.55	14.54	17.04
Customer C	11.01	13.5	11.5
Customer D	8.8	8.4	9.51
Customer E	7.65	8.14	6.2

NOTE 13:-	SELECTED STATMENTS OF OPERATIONS DATA

a.	Other income:

	Year ended December 31,
	2003	2002	2001

Loss from sale of fixed assets	(234)	-	-
Rent	-	256	237
Gain from sale of a subsidiary	993	-	-
Other	286	1	125

	1,045	257	362

b.	Financial expenses, net:

Income from deposits	41	-	-
Interest on long-term loans	(250)	(215)	(304)
Other	199	24	20

	(10)	(191)	(284)

Exhibit Index

Exhibit Number	Name

1.1

Memorandum of Association (incorporated by reference to our Pre-Effective Amendment No. 1 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on October 27, 1993)

1.2	Articles of Association, as amended (incorporated by reference to the 2000 20-F filed with the Securities Exchange Commission on June 30, 2001).

2	Specimen Certificate for ordinary Shares (incorporated by reference to our Registration Statement on Form F-1, Amendment No.3 filed with the Securities and Exchange Commission on December 14, 1993)

4.1	Guarantee Agreement, dated January 24, 2001, by and between Gilex Holdings B.V. and Robomatix Technologies Ltd. (1)

4.2	Translation of Robomatix’s Application for Provision of Credit from Bank Hapoalim, dated January 18, 2001 (1)

4.3	Summary Translation of a Letter of Undertaking, dated January 18, 2001, by Robomatix for the benefit of Bank Hapoalim (1)

4.4	Translation of a Debenture, dated January 18, 2001, issued by Robomatix Technologies Ltd. for the benefit of Bank Hapoalim and Schedule A thereto (1)

4.5	Translation of an Undertaking, dated January 18, 2001, by Robomatix Technologies Ltd. for the Benefit of Bank Hapoalim (1)

*4.6	Draft Services Agreement between Robomatix Technologies Ltd. and Silverboim Holdings Ltd. (incorporated by reference to the 2000 20-F filed with the Securities Exchange Commission on June 30, 2001)

4.7

Consultation and Management Agreement, dated November 15, 2001, between Robomatix Technologies Ltd. and Silverboim Holdings Ltd. (incorporated by reference to the 2000 20-F filed with the Securities Exchange Commission on June 30, 2001)

**4.8

Translation into English of: Agreement by and among Franz Kalff GmbH, REWE-Zentral-Aktiengesellschaft and REWE-Zentralfinanz eG and a letter of amendment related thereto excluding its exhibit; 2001 Annual Agreement and Service Agreement between Franz Kalff GmbH and REWE-Zentralfinanz eG.(incorporated by reference to the 2000 20-F filed with the Securities Exchange Commission on June 30, 2001).

4.9

Agreement, dated as of January 18, 2001, between Robomatix Technologies Ltd. and Mersa Holdings B.V. (incorporated by reference to the 2001 20-F filed with the Securities Exchange Commission on June 30, 2002)

4.10	Translation of a letter agreement with Bank Hapoalim, dated as of November 15, 2001(incorporated by reference to the 2001 20-F filed with the Securities Exchange Commission on June 30, 2002)

4.11

Summary of Agreement, dated as of December 10, 2001, by and among the shareholders of Dirad Technologies (1999) Ltd. and Leader Tech Ltd. (incorporated by reference to the 2002 20-F filed with the Securities Exchange Commission on June 30, 2002)

4.12

Share Purchase Agreement, dated as of September, 2002 by and between Robomatix Technologies Ltd. and SPL Software Ltd. (incorporated by reference to the 2002 20-F filed with the Securities Exchange Commission on June 30, 2003)

4.13

Summary of Share Purchase Agreement, dated as of November 19, 2002, by and between Robomatix Technologies Ltd. and Israel Land Development Insurance Holdings Ltd for the purchase of shares of Israel Land Development Insurance Company Ltd.

4.14

Summary of Share Purchase Agreement, dated as of November 19, 2002, by and between Robomatix Technologies Ltd. and Israel Land Development Insurance Holdings Ltd for the purchase of shares of ICIC -Israel Credit Insurance Company Ltd. (incorporated by reference to the 2002 20-F filed with the Securities Exchange Commission on June 30, 2003)

4.15

Summary of Consulting Agreement, dated as of November 19, 2002, by and between Robomatix Technologies Ltd. and Israel Land Development Insurance Company Ltd. (incorporated by reference to the 2002 20-F filed with the Securities Exchange Commission on June 30, 2003)

4.16

Agreement on the Sale and Transfer of Real Property of Franz Kalff GmbH and Lease Agreement as presented and executed before Dietrich Kleppi, notary public, Bonn, Germany (incorporated by reference to the 2002 20-F filed with the Securities Exchange Commission on June 30, 2003)

4.17

Summary of Share Purchase Agreement, dated as of December 19, 2003 by and among Robomatix Technologies Ltd., Associative Computing Ltd. and Benny Konstantin (incorporated by reference to the 2002 20-F filed with the Securities Exchange Commission on June 30, 2003)

4.18

Summary of Asset Purchase Agreement, dated as of January 1, 2003 (as amended on April 8, 2003) by and among Robomatix Technologies Ltd., Associative Computing Ltd., Benny Konstantin and Edco Electronics Ltd. (incorporated by reference to the 2002 20-F filed with the Securities Exchange Commission on June 30, 2003)

4.19

Summary of Agreement, dated as of March 31, 2003 by and between Robomatix Technologies Ltd. and Berger Holdings 1 (1992) Ltd. (incorporated by reference to the 2002 20-F filed with the Securities Exchange Commission on June 30, 2003)

4.20	Summary of Agreement, dated as of June 3, 2004 by and between Robomatix Technologies Ltd. and Eyal Raef Adv., as trustee for un-named parties

8.1	List of Significant Subsidiaries

11	Code of Ethics

12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002

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