Form 20-F
period 2004-12-31
ROBOMATIX TECHNOLOGIES LTD
filed 2005-06-30
CIK 914227

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004        COMMISSION FILE NUMBER 1 – 12666

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

          As used herein, “Robomatix”, “the Company”, “we” or “us” refer to Robomatix Technologies Ltd. and its consolidated and significant subsidiaries, unless the context suggests otherwise or when we refer to a specific subsidiary.

PART 1

Item 1:	Identity of Directors, Senior Management and Advisers

          Not applicable.

Item 2:	Offer Statistics and Expected Timetable

          Not applicable.

Item 3:	Key Information

          Selected Financial Data. The following selected financial data has been derived from our audited consolidated financial statements for the periods, which have been prepared in accordance with United States GAAP. Our audited consolidated financial statements include, in the opinion of management, all adjustments necessary to fairly present the financial position and results of operations of our Company for those periods. Our selected consolidated statements of operations data for the years ended December 31, 2002, 2003 and 2004 and our selected consolidated balance sheet data as of December 31, 2003 and 2004 have been derived from our consolidated financial statements, which are included elsewhere in this report. Our selected balance sheet data for the years ended December 31, 2000, 2001 and 2002 have been derived from our consolidated financial statements not included in this report.

          The financial data set forth below should be read in conjunction with our consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this annual report.

	Year ended December 31,

Consolidated Statement of Operations	2000	2001	2002	2003	2004

	(U.S. dollars in thousands)
Sales	–	8,235	8,704	12,493	23,597
Cost of Sales	–	6,322	6,708	9,649	16,627
Gross Profit	–	1913	1,996	2,844	5,970
Selling and marketing expenses	–	(575)	(655)	(946)	(1,455)
General and administrative expenses	(751)	(1762)	(1,471)	(1,949)	(2,741)

Operating income (loss)	(751)	(424)	(130)	(51)	1,774
Other income	50	362	257	1,045	142
Impairment on long-term investment	(2,079)	(1,390)	–	–	(2,218)
Impairment of available-for-sale marketable securities	–	–	–	–	(572)
Financial income (expenses), net	285	(284)	(191)	(10)	(388)
Income (loss) before taxes on income	(2,495)	(1,736)	(64)	984	(1,262)
Taxes on income	–	88	378	195	332

Gain (loss) from continuing operations	(2,495)	(1,824)	(442)	789	(1,594)
Equity in earnings of an affiliate	–	–	–	481	6
Net income (loss)	(2,495)	(1,824)	(442)	1,270	(1,588)
Basic and diluted net earnings (loss) per share	(0.21)	(0.13)	(0.03)	0.09	(0.12)

Weighted average number of shares used in computing basic net earnings (loss) per share	11,862	13,521	13,600	13,600	13,600

Weighted average number of shares used in computing diluted net earning (loss) per share	11,862	13,521	13,600	13,600	13,600

	December 31,

Balance Sheet Data	2000	2001	2002	2003	2004

	(United States dollars in thousands)
Working capital	952	872	1,468	3,934	1,486
Total assets	6,130	12,926	14,414	16,732	26,037
Total liabilities	966	7,576	8,864	9,364	19,662
Shareholders’ equity	5,164	5,350	5,550	7,368	6,375

Risk Factors

          This annual report, and statements that we may make from time to time, may contain forward-looking information. There can be no assurance that actual results will not differ materially from our expectations, statements or projections. Factors that could cause actual results to differ from our expectations, statements or projections include the risks and uncertainties relating to our business described below.

General Risks Affecting our Business

We may not be able to successfully implement our development and growth plans, and as a result, the market price of our ordinary shares could decline.  As of the date of this report, we primarily hold direct and indirect interests in two active companies. We plan to acquire additional interests in operating companies and businesses, in technology and other fields. We believe that our success is dependent not only upon the success of the companies in which we already hold interests but also upon our ability to successfully invest in other companies and implement our development plans in existing and new investments. The market price of our ordinary shares has been volatile and if the companies in which we hold an interest are not successful or if we are unable to accomplish our development goals, the market price of our shares could decline. A decline in the value of our Company would prevent us from being financially able to acquire interests in other technology companies and prevent us from implementing our development and growth plans, further devaluing the price of our ordinary shares.

Our recent acquisition may be unsuccessful. On October 6, 2004, we consummated a transaction for the acquisition of the assets and liabilities of the service, maintenance, sales and marketing divisions in Israel of Tadiran Telecom Ltd. or Tadiran Telecom (known at the time of the transaction as Tadiran Telecom Business Systems Ltd.). This transaction was conducted through a partnership, Tadiran Telecom Communication Services in Israel – Limited Partnership, or Telecom Israel, in which at present, we are a limited partner and hold the majority interest constituting 90% of the partnership equity and in which Marc Zalcman or a company controlled by him, holds 10% of the partnership equity. The general partner of Telecom Israel at present is Tadiran Telecom – Communication Services in Israel Ltd., a private company, registered in Israel, of which Robomatix holds 90% of the issued share capital and of which Marc Zalcman, or a company controlled by him, holds 10% of the issued share capital following an oral agreement with us in the first quarter of 2005. Telecom Israel’s business may not meet our revenue, cash flow and profitability expectations. To the extent that Telecom Israel loses value, or does not succeed, we may lose part or all of our investment. We may also have to write-down the value of our investment in our financial statements to the extent that the carrying value exceeds its fair market value.

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

If we are unable to repay the loan we took from Bank Hapoalim in order to finance our acquisitions, we could be forced to discontinue our operations. Our acquisition of the share capital of Franz Kalff was financed through a loan from Israeli bank Bank Hapoalim Ltd., or Bank Hapoalim. We also borrowed additional funds in connection with our passive investments. Under the loan agreement, Bank Hapoalim has a security interest in all of our assets, whether now owned or later acquired. In addition, our acquisition of the assets and liabilities of the service, maintenance, sales and marketing divisions in Israel of Tadiran Telecom through Telecom Israel, was financed through a loan from Bank Hapoalim. Therefore, if we are unable to repay the loans, Bank Hapoalim would be entitled foreclose on our assets in order to recover any balance still owed under the loans, which could force us to discontinue operations. For more information, see “Item 4: Information on the Company – History and Development – Changes of Ownership and Capital Structure”.

As long as there is a balance due on the loan that we took from Bank Hapoalim, we are limited in our ability to utilize revenues generated by our investments, which could impair our ability to grow.  Our loan agreement with Bank Hapoalim provides that payments of dividends, management fees or any other amount paid to us will be deposited in our bank account and will be used to repay our loan to Bank Hapoalim. Similar restrictions as well as financial covenants apply with respect to the loan we received in connection with the acquisition of Tadiran Telecom’s Israeli assets. Therefore, even if we receive funds from our investments, we will not be able to utilize these funds until the balance on our loan from Bank Hapoalim is repaid. This lack of liquidity could impair our ability to grow if we are not able to raise funds from other sources. For more information, see “Item 4: Information on the Company – History and Development – Changes of Ownership and Capital Structure”.

Fluctuations in interest rates and the currency exchange rate could result in a material increase in the expenses incurred in connection with the loans that we took from Bank Hapoalim. The loans we took from Bank Hapoalim in order to finance our acquisitions and investments may be denominated in different currencies and linked to variable interest rates, such as the EUROBOR, LIBOR and indexes. Upward fluctuations in the exchange rates or in the value of the currency in which the loans are denominated, could result in a material increase in expenses incurred in connection with the loan and, consequently, a decrease in liquidity and an inability to grow our business according to our business plan.

If Franz Kalff loses any of its customers, its revenues may decline and it may have difficulty fulfilling its obligations. Franz Kalff markets and sells its products to retail stores and car manufacturers. Its revenues from sales to its five largest customers constitute approximately 55.32% of its total revenues in 2004. If Franz Kalff’s business relations with one or more of these five customers is terminated, Franz Kalff’s sales revenues could decline. In the event that its revenues decline significantly, Franz Kalff could have difficulty fulfilling its financial obligations, including the payment of its annual rent and payments under a consulting and management services agreement with us, which may have an adverse effect on our revenues and profitability. See “Item 4: Information on the Company – Business Overview.”

If Franz Kalff is unable to maintain a competitive edge, it may not continue to be profitable. The market for first aid kits is a competitive market and is expected to become even more competitive as non-European manufacturers enter and increase their market share in this field. If Franz Kalff is unable to maintain its current competitive edge, develop its business and expand its range of products including retail and automotive sales it may not continue to be profitable in the future, which may have an adverse effect on our revenues and hinder our ability to repay our loan to Bank Hapoalim. See “Item 4: Information on the Company – Business Overview.”

Changes in European legislation could impact the market for Franz Kalff’s products. To a large extent, Franz Kalff’s sales are a result of legislative requirements for first aid kits. The market for Franz Kalff’s products could be greatly reduced as a result of modifications to these requirements. In addition, if Franz Kalff is unable to adapt to any changes in the requirements, its sales would be reduced, which would have an adverse effect on our revenues and profitability. See “Item 4: Information on the Company – Business Overview.”

If damages are caused by its products, Franz Kalff could be subject to liability, which may damage its reputation and reduce its profitability. Franz Kalff could be subject to liability for damages caused by its products. Product liability claims are common as a result of failures of products in the first aid kit industry. Franz Kalff is insured against product liability and to our knowledge, no product liability claims were raised against Franz Kalff in the past. However, in the event that such claims are brought against Franz Kalff, it could cause its reputation and our reputation to be tarnished and orders of its products to be cancelled or reduced, which may have an adverse effect on both Franz Kalff’s and our revenues and profitability. See “Item 4: Information on the Company – Business Overview.”

Renewed weakness in the telecommunications market may have a material adverse effect on Telecom Israel’s business, operating results and financial condition, and cause us to incur net losses in the future. Telecom Israel’s business is sensitive to market conditions in the telecommunications industry. Capital spending for telecommunications equipment and related services depends upon the extent of existing unused capacity and the growth rate in voice and data traffic levels, including growth in Internet and electronic commerce generated traffic. If this capital spending does not maintain its current level or does not increase from current levels, the market for our products may decline or fail to develop as expected. This would result in reduced sales and may result in our incurring net losses in the future.

Telecom Israel depends on Tadiran Telecom Ltd. as a single source for its business. Any reduction or disruption in Telecom Israel’s receipt of products from Tadiran Telecom will negatively affect our gross margins and profitability. If Tadiran Telecom were to breach its obligations under its agreements with us, close down or downsize its business, experience manufacturing or yield problems or delays for any reason, including difficulty in obtaining sufficient raw materials, work stoppages, excessive demand for its manufacturing capacity or other causes, this could materially harm Telecom Israel’s business which may in turn decrease our gross margins and adversely affect our profitability.

If Tadiran Telecom fails to keep pace with changes in technology, Telecom Israel’s business could suffer. Technology in the telecommunications industry continues to advance at a rapid pace. Because Tadiran Telecom is a single source supplier, failure to introduce or develop new products and technologies in a timely manner or failure to respond to changes in market demand may harm Telecom Israel’s business, which may in turn decrease our gross margins and adversely affect our profitability.

Telecom Israel faces intensive competition in its industry. Telecom Israel engages in telecommunication services in Israel, which is highly competitive in Israel. Telecom Israel faces competition from various importers and suppliers of business systems in Israel, such as EuroCom, BezeqCall, Nortel, Telrad, Avaya and Alcatel. In addition, Telecom Israel faces competition from various operators of communications applications contact centers in Israel, such as Genesis, and Avaya on the high end, meaning operation of contact centers with over 150 agents, and CT-Ware, EasyRun, Nortel and Cisco on the low end, meaning operation of contact centers with up to 150 agents, usually with technology developed in Israel. While we believe that the features and functions of the Tadiran Telecom products sold and the services offered by Telecom Israel are favorably distinguishable from those of the competitors, we cannot be certain that Telecom Israel will be able to further expand its market share or that be able to maintain its current market share. Many of Telecom Israel’s competitors have substantially greater capital resources, activities, marketing and distribution networks and name recognition as well as more extensive customer bases. In this regard, in today’s economy, telecommunication equipment purchases are being made more and more by IT managers, who may be more familiar and accustomed to manufacturers of computer equipment that have also entered the telecommunication market. We cannot guarantee that Telecom Israel will successfully differentiate its products from those of its competitors or that the marketplace will consider Telecom Israel’s products superior to those of its competitors. Telecom Israel also faces significant competition in the support services market.

The success of Franz Kalff and of Telecom Israel depends on the protection of their intellectual property rights. The success of Franz Kalff and of Telecom Israel and their ability to compete depend to a significant degree on their proprietary technology. The measures they have taken to protect our proprietary technology afford only limited protection, and accordingly, there can be no assurance that such steps will be adequate to prevent misappropriation of their technology or the independent development of similar technologies by others. Despite our efforts and those of Franz Kalff and of Telecom Israel, unauthorized parties may attempt to copy aspects of Franz Kalff and of Telecom Israel’s products and develop similar hardware or software or to obtain and use information that we regard as proprietary.

We, Franz Kalff or Telecom Israel may become involved in litigation. From time to time, we, Franz Kalff and/or Telecom Israel may be subject to various claims and lawsuits by competitors, customers, or other parties arising in the ordinary course of business. Such matters can be time-consuming, divert management’s attention and resources, and cause us to incur significant expenses. Furthermore, there can be no assurance that the results of any of these actions will not have a material adverse effect on our operating results.

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

We may not be able to prevent others from claiming that we have infringed their proprietary rights. We cannot guarantee that one or more parties will not assert infringement claims against us, Franz Kalff or Telecom Israel. The cost of responding to claims could be significant, regardless of whether the claims have merit. Significant and protracted litigation may be necessary to determine the scope of the proprietary rights of others or to defend against claims of infringement, regardless of whether the claims have merit. Although we believe that all the products of Franz Kalff and of Telecom Israel use only our or their own intellectual property, or intellectual property which is properly licensed to us or them, in the event that any infringement claim is brought against us or Franz Kalff or Telecom Israel and infringement is proven, we could be required to discontinue the use of the relevant technology, to cease the manufacture, use and sale of infringing products, to incur significant litigation damages, costs and expenses, to develop non-infringing technology or to obtain licenses to the alleged infringing technology and to pay royalties to use such licenses. There can be no assurance that Franz Kalff and Telecom Israel would be able to develop any such alternative technologies or obtain any such licenses on terms commercially acceptable to them. Any infringement claim or other litigation against us could seriously harm our business, operating results and financial condition. While there are no lawsuits or other claims currently pending against us or Franz Kalff or Telecom Israel regarding the infringement of patents or intellectual property rights of others, we may be party to such claims in the future.

The success of Franz Kalff and of Telecom Israel depends on key personnel, the loss of whom could disrupt their business. The success of Franz Kalff and of Telecom Israel greatly depends on the continued contributions of our and their senior management and other key research and development, sales, finance, marketing and operations personnel. We cannot assure you that we, Franz Kalff or Telecom Israel will be successful in retaining its key personnel. Any loss of the services of these key personnel could adversely affect business and our profitability, at least until a suitable replacement is identified, hired and acclimated.

Franz Kalff and Telecom Israel will not be able to sustain continued growth unless they are successful in attracting and retaining additional qualified personnel. The success of Franz Kalff’ and Telecom Israel’s business depends on their ability to attract and retain highly qualified management, technical, finance, and sales and marketing personnel. Individuals who possess these qualifications are in high demand, and they may not be successful in attracting, integrating and retaining them when and as needed.

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

In 2000, following the sale of all of our past operating activities and the purchase of the assets of Silverboim Technology (1999) Ltd., a wholly owned subsidiary of Silverboim Holdings Ltd, we became exposed to the risk of being deemed an investment company. On March 23, 2000, our board of directors resolved that we conduct our business activities, absent exemptive or other relief from the Securities and Exchange Commission, in a manner that does not cause us to be deemed an investment company requiring registration under the United States Investment Company Act of 1940. We strive to and believe that we currently meet certain “safe harbor” requirements under the United States Investment Company Act of 1940, so that we are not deemed an investment company. However, there is a risk that we could fail to meet the “safe harbor” requirements and be deemed an investment company in the future. Moreover, because we would like to avoid investment company status in the future, we may also be unable to freely purchase investment securities in additional companies that may be important to our operating strategy.

If we are characterized as a passive foreign investment company for U.S. federal income tax purposes, our U.S. shareholders may suffer adverse tax consequences. We will be considered a passive foreign investment company, or PFIC, if 75% or more of our gross income in a taxable year, including our pro rata share of the gross income of any company, U.S. or foreign, in which we are considered to own, directly or indirectly, 25% or more of the shares by value, is passive income. Alternatively, we will be considered to be a PFIC if at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including our pro rata share of the assets of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value, are held for the production of, or produce, passive income. If we were to be a PFIC, and a U.S. Holder does not make an election to treat us as a “qualified electing fund,” or QEF, or a “mark to market” election, “excess distributions” to a U.S. Holder, and any gain recognized by a U.S. Holder on a disposition or our ordinary shares, would be taxed in an unfavorable way. Among other consequences, our dividends, to the extent that they constituted excess distributions, would be taxed at the regular rates applicable to ordinary income, rather than the 15% maximum rate applicable to certain dividends received by an individual from a qualified foreign corporation, and certain “interest” charges may apply. In addition, gains on the sale of our shares would be treated in the same way as excess distributions. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination of PFIC status. In addition, under the applicable statutory and regulatory provisions, it is unclear whether we would be permitted to use a gross loss from sales (sales less cost of goods sold) to offset our passive income in the calculation of gross income. In light of the uncertainties described above, no assurance can be given that we will not be a PFIC in any year. If we determine that we have become a PFIC, we will then notify our U.S. Holders and provide them with the information necessary to comply with the QEF rules. A U.S. Holder who makes a QEF election is taxed currently on such holder’s proportionate share of our earnings. If the IRS determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, however, it might be too late for a U.S. Holder to make a timely QEF election, unless the U.S. Holder qualifies under the applicable Treasury regulations to make a retroactive (late) election. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to exceptions for U.S. Holders who made a timely QEF or mark-to-market election, or certain other elections.

Exchange rate fluctuations and international risks could increase the cost of our operations. Sales of our subsidiaries are predominantly denominated in Euros and New Israeli Shekel (NIS) and may be subject to government controls and other risks, including, in some cases, export licenses, federal restrictions on export, currency fluctuations, political instability, trade restrictions, and changes in tariffs and freight rates. We believe that the rate of inflation in Israel and exchange rate fluctuations between the NIS and the Euro have had a minor effect on our business to date. However, our Euro costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the Euro, if the timing of such devaluation lags behind inflation in Israel or if the Euro devaluates against the NIS. See “Item 5: Operating and Financial Review and Prospects – Inflation in Israel and Currency Fluctuations.”

The Office of the Israeli Chief Scientist could require us to pay back previously granted funds, which could affect our profitability. In the past, we received approximately $4.4 million in grants from the Office of the Israeli Chief Scientist for projects relating to research and development. Because we discontinued operations and/or sold all of our operating businesses and research projects, there is a risk that the Office of the Israeli Chief Scientist will require us to repay some or all of the grants previously received, with interest, which could affect our profitability. Edco Technologies 1993 Ltd., formerly Associative Computing Ltd., which we sold in 2003, received $0.3 million in grants from the Israeli Chief Scientist. Upon sale of substantially all of its assets to NeoMagic Israel Ltd., NeoMagic Israel Ltd. undertook to pay any royalties owed by Edco Technologies to the Israeli Chief Scientist with respect to grants received by Associative Computing. In the event that NeoMagic Israel Ltd. or its parent, NeoMagic Corporation, fails to comply with the requirements of the law or fails to pay royalties, there is a risk that the Israeli Chief Scientist will require Edco Technologies to pay any royalties owed. Although we no longer own any shares in Edco Technologies, we agreed to indemnify the purchaser of Edco Technologies for any obligation to pay such royalties.

Risks Related to the Public Market for Our Ordinary Shares

There is only a limited public market for our ordinary shares, which limits the liquidity of our ordinary shares and may make it difficult to sell our ordinary shares. Currently, the only public market for our ordinary shares is the over-the-counter bulletin board. The over-the-counter bulletin board generally has a more limited trading market than other stock markets. On October 13, 2004, we announced that our Board of Directors resolved to take all steps required to meet the NASDAQ Smallcap Market listing requirements for listing our shares on the NASDAQ SmallCap Market and following the amendment to the Israeli regulations regarding dual listing, to take all steps required to perform a dual listing such that our shares will also be listed on the Tel Aviv Stock Exchange. However, there is no guarantee that we will meet the said listing requirements of the NASDAQ SmallCap Market and succeed in listing our shares on the NASDAQ SmallCap Market, or on the Tel Aviv Stock Exchange. Furthermore, there are very few transactions in connection with our ordinary shares and there is a large gap between the bid and ask prices. There can be no assurance that a broad public market for our ordinary shares will develop in the future. These factors make it difficult for our shareholders to sell our ordinary shares which could sustain their low value. See “Item 9: The Offer and Listing – Price History and Market Information.”

Our ordinary shares have recently become subject to a third party tender offer. On June 14, 2005, WorldGroup Holdings Ltd., a public Israeli company traded on the Tel Aviv Stock Exchange, published a tender offer for the purchase of all of the issued and outstanding shares of Robomatix, at a price per share of $1.00. Worldgroup Holdings is indirectly controlled by Silverboim Holdings Ltd., which is also our controlling shareholder. Together with entities directly and indirectly controlling Worldgroup Holdings, Worldgroup Holdings currently own approximately 61.62% of our outstanding ordinary shares. If Worldgroup Holdings acquires up to 90% or more than 95% of our outstanding ordinary shares in the offer, it will consummate the tender offer. If there are fewer than 300 holders of record of our ordinary shares resident in the U.S., Worldgroup Holding’s intends to cause the delisting of our ordinary shares and there will no longer be any public market for our ordinary shares. Conversely, failure of the tender offer may also have a negative impact on the price and trading volume of our ordinary shares.

Since there is a limited public market for our ordinary shares, future issuance of equity or equity-linked securities could result in a decrease of the value of our ordinary shares. If a broader public market for our ordinary shares does not develop and we do not succeed in our efforts to list on the NASDAQ SmallCap Market, subsequent issuance of equity or equity-linked securities could saturate the market and depress the value of our ordinary shares.

The exercise of our options may dilute shareholdings and the large number of shares available for future sale could adversely affect the price of our ordinary shares. As of June 15, 2005, 13,599,626 of our shares were outstanding. In addition, as part of the consideration for our acquisition of Tadiran Telecom we issued to Tadiran Telecom Ltd. options to purchase an aggregate of 1,674,403 of our ordinary shares, at an exercise price of $0.70 per share, which as of June 15, 2005, constituted 8.24% of our fully diluted share capital, and in addition, we also we issued to the officers of Tadiran Telecom Ltd. (who continued their employment in Telecom Israel) with options to purchase an aggregate of 4,035,577 of our ordinary shares, at an exercise price of $0.77 per share, which as of June 15, 2005, constituted 19.87% of our fully diluted share capital. We have also issued our directors, past directors, employees and consultants, with options to purchase an aggregate of 1,000,000 or our ordinary shares, which as of June 15, 2005, constituted 4.7% of our fully diluted share capital. Any exercise of options may dilute the current holding of our shareholders.

Our controlling shareholders may sell a substantial number of their shares or cease their direct participation in the development of our business and we may be unable to successfully locate future investments. Our controlling shareholders actively participate and direct our fundraising and investment activity. In the event that our controlling shareholders sell their controlling block of our ordinary shares, there is a risk that without their expertise we would be unable to succeed in our business plans as we could be unable to identify future profitable investments.

Since ownership of our ordinary shares is concentrated, our principal shareholders have a significant effect on important decisions regarding our business and they may be able to prevent takeover attempts that could be advantageous to other shareholders and our other shareholders’ ability to affect our activities could be limited. As of June 15 2005, Silverboim Holdings Ltd., or Silverboim Holdings beneficially owned approximately 60.21% of our issued and outstanding share capital and Gilex Holdings B.V. beneficially owned 20.43% of our issued and outstanding share capital. Silverboim Holdings also provides us with management and consulting services. Therefore, Silverboim Holdings and Gilex may be able to significantly affect important decisions regarding our business, as well as prevent corporate transactions such as mergers, consolidations or a sale of substantially all of our assets, which might be favorable from our standpoint or that of other shareholders. The ability of our other shareholders to affect our activities could be limited. See “Item 7: Major Shareholders and Related Party Transactions.”

We are affected by volatility in the securities markets. Due to the recent downturn in the world economy, the securities markets in general have recently experienced volatility which has particularly affected the securities of many high-technology companies and particularly those in the fields of communications, software and hardware, including companies that have a significant presence in Israel. This volatility has often been unrelated to the operating performance of these companies and may cause difficulties in raising additional financing required to effectively operate and grow their businesses. Such difficulties and the volatility of the securities markets in general may affect our financial results.

Risks Related to our Operations in Israel

Security, political and economic instability in Israel may harm our business. We are incorporated under the laws of the State of Israel and our offices are located in Israel. In addition, we have holdings in Israeli companies. Accordingly, we are directly affected by economic, political and military conditions in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. There has been an increase in hostilities, civil unrest, terrorist activities and military action, which began in September 2000 and which have continued with varying levels of severity into 2005. This or any future instability could result in our inability to maintain or develop our business. Since the beginning of 2005, negotiations between Israel and the Palestinian Authority have been renewed and hostilities have diminished. While such development has calmed the region and while previous hostilities did not have a material adverse impact on our business, we cannot guarantee that hostilities will not be renewed and have such an effect in the future. The political and security situation in Israel may result in parties with whom we have contracts claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. Furthermore, our management and that of Telecom Israel are located in Israel. Since we do not have a detailed disaster recovery plan that would allow us to quickly resume business activity, we, our Israeli subsidiaries and Telecom Israel could experience serious disruptions if acts associated with this conflict result in any serious damage to our facilities and those of our subsidiaries and of Telecom Israel. In addition, certain countries, companies and other organizations continue to boycott Israeli firms and others doing business in Israel or with Israeli companies, which limits the scope of our business activities. Furthermore, Israel’s economy is still in the process of recovering from a recession. Although the government has proposed a significant economic plan, there is uncertainty as to the effectiveness of the plan and the timing of any economic recovery.

If a substantial number of our officers and directors were called for military duty, our management resources, and as a result, our operations, could be compromised. If our chief executive officer or a substantial number of our directors, or those of Franz Kalff or of Telecom Israel were called for military duty, our management resources, and as a result, our operations, could be compromised. All nonexempt male adult citizens of Israel are obligated to perform military reserve duty every year and may be called for active duty under emergency circumstances. As of the date of this report, our chief executive officer and most of our directors and those of Franz Kalff and of Telecom Israel are subject to military reserve duty.

Service of process and enforcement of judgments on our officers and directors may be impossible. Our officers and directors and many of those of Franz Kalff and of Telecom Israel reside outside of the United States. Therefore, even if our shareholders were able to obtain a judgment against us or any of our officers and directors in the United States, this judgment could be difficult, both legally and financially, to enforce. Our shareholders may not be able to enforce civil actions under United States securities laws if they file a lawsuit in Israel. If a foreign judgment is enforced by an Israeli court, it will be payable in Israeli currency.

Item 4:	Information on the Company

Overview

          We are a holding company. We currently hold, through a wholly owned subsidiary, all of the outstanding share capital of Franz Kalff GmbH, a German company engaged in the business of manufacturing through contractors, marketing and sale of first aid kits primarily for the automotive industry and mainly in Germany. Our other significant holding is in the field of communications systems. On October 6, 2004, we consummated the acquisition, through Telecom Israel, a partnership in which we own a majority, directly and indirectly, of the assets and liabilities of the service, maintenance, sales and marketing divisions in Israel of Tadiran Telecom. We plan to acquire interests in other companies or businesses. We also hold publicly traded securities and minority interests in private companies.

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

          We are no longer engaged in any of our original areas of activities. In 1996, we discontinued or sold our activities in the field of laser-based robotic components and standardized on-line quality assurance systems. In November 1997, we sold our holdings in D.D.I.S. (Israel) Ltd., and in February 1999 another subsidiary of ours, Associative Computing Ltd., sold substantially all of its activities in the field of parallel image processing of color images for the video and multivideo industry. During 1997 and 1998, we were primarily engaged in providing maintenance services and technical support for systems sold by us in previous years. We no longer provide such services.

Changes of Ownership and Capital Structure

          On December 30, 1999, Silverboim Holdings Ltd., an Israeli company that acquires publicly traded companies in need of new activities, purchased the controlling block of our ordinary shares and several of our previous controlling shareholders. After this change of control we focused our efforts on raising the required capital to allow us to explore new business opportunities. We then started, and plan to continue, to utilize our capital and resources primarily to acquire substantial interests in promising technology-based, Internet, communication or other operating companies or businesses. We have two employees and Silverboim Holdings, our principal shareholder, also provides us with management and support services. The following description elaborates on our activities following the discontinuation and sale of our remaining original operations.

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

          On November 15, 2000, we entered into a consultation and management agreement with Silverboim Holdings, effective January 1, 2000, pursuant to which Silverboim Holdings provides management, consulting and support services for Robomatix in consideration for monthly payments of $10,000 plus VAT and reimbursement of reasonable expenses. Additionally, on October 2000, our shareholders approved a services agreement with Silverboim Holdings, effective January 1, 2000, pursuant to which Silverboim Holdings provides us support and administrative services, including secretarial and computer services, office space and the payment of related expenses. The service fees under this agreement are based on actual expenses up to $5,000 per month. In 2001 and 2002, we made no actual payment to Silverboim Holdings for support, services and office space and management and consulting services, (except for actual out of pocket expenses in connection with the management and consulting agreement in an amount of $10,914) but recorded in our 2001 and in our 2002 financial statements $60,000 for support, services and office space and $120,000 for management and consulting services. In 2003, we paid Silverboim Holdings $104,000 on account of our outstanding debt. In 2004, we made no payments on account of the ongoing arrangement with Silverboim Holdings, but recorded in our 2004 financial statements $60,000 for support, services and office space and $120,000 for management and consulting services.

          On January 24, 2001, we issued to Gilex Holding B.V. 1,200,000 of our ordinary shares as partial consideration for the purchase from Gilex, through Mersa, of Franz Kalff, for an aggregate amount of approximately $2,079. Since the trading volume of our shares was low, the price per share was a result of negotiations and does not reflect the public share price of Robomatix’s shares. The total purchase price was fully paid.

          On June 14, 2005, WorldGroup Holdings Ltd., a public Israeli company traded on the Tel Aviv Stock Exchange, published a tender offer for the purchase of all of the issued and outstanding shares of Robomatix, at a price per share of $1.00. Worldgroup Holdings is indirectly controlled by Silverboim Holdings Ltd., which is also our controlling shareholder. Together with entities directly and indirectly controlling Worldgroup Holdings, Worldgroup Holdings currently own approximately 61.62% of our outstanding ordinary shares. If Worldgroup Holdings acquires up to 90% or more than 95% of our outstanding ordinary shares in the offer, it will consummate of the tender offer. If there are fewer than 300 holders of record of our ordinary shares resident in the U.S., Worldgroup Holding’s intends to cause the delisting of our ordinary shares and there will no longer be any public market for our ordinary shares. On June 21, 2005, Shaul Ashkenazi, who is a director in and holds approximately 31.5% of Worldgroup Holdings’s issued share capital, filed a claim against Worldgroup Holdings, Zvika Barinboim, Siverboim Holdings Ltd., Gilex Holdings B.V., Ariel Levi and Marc Zalcman, in which he petitioned the Tel Aviv District Court in Israel to declare the tender offer invalid. The claim alleges that Worldgroup Holdings’s tender offer is inadvisable to Worldgroup Holdings because the price per share in the offer is too high, and alleges that the offer was not duly authorized by the shareholders of Worldgroup Holdings. As of the date of this annual report, Worldgroup Holdings has not yet filed a response. See “Item 7: Major Shareholders and Related Party Transactions.”

Recent Capital Expenditures

Acquisition of Tadiran Telecom’s Israeli Business

          Tadiran Telecom Ltd. offers enterprises complete, cost-effective converged communications solutions that support voice, data, video and advanced applications. On July 19, 2004, we entered into an asset purchase agreement and a distribution agreement with Tadiran Telecom Ltd. for the purchase of the assets and liabilities of its service, maintenance, sales and marketing divisions in Israel as of March 31, 2004, in consideration for $6.7 million, to be paid as follows: (i) $3.8 million at the closing; (ii) an amount of $1.5 million after twelve months; (iii) an amount of $1 million after twenty four months; and (iv) an amount of $500,000 after thirty six months. The acquisition was consummated on October 6, 2004, through Tadiran Telecom Communication Services in Israel – Limited Partnership, or Telecom Israel, a partnership that on the acquisition date, was wholly-owned, directly and indirectly, by us. We are currently a limited partner in Telecom Israel and hold 90% of the partnership equity together with Marc Zalcman or a company controlled by him, who holds 10% of its issued share capital following an oral agreement with us in the first quarter of 2005. The general partner of Telecom Israel is Tadiran Telecom – Communication Services in Israel Ltd., a private company, registered in Israel, of which Robomatix holds 90% of its issued share capital together with Marc Zalcman or a company controlled by him, who holds 10% of its issued share capital following an oral agreement with us in the first quarter of 2005. (For more information regarding the sale of our shareholdings in Telecom Israel to Marc Zalcman, see “Item 7: Financial Information – Significant Changes”). Pursuant to our acquisition agreement with Telecom Israel, we are entitled to all net income from March 31, 2004 through September 30, 2004. The amount of $1.8 million was reduced from the purchase price. Part of the consideration, approximately $3,000,000, was financed through a loan from Bank Hapoalim. This loan requires Telecom Israel to maintain certain financial covenants. Telecom Israel also absorbed all of the employees of the former Tadiran Telecom activity under terms substantially the same as their previous terms of employment. In addition to the cash consideration, we granted to Tadiran Telecom options to purchase 10% of the issued share capital of Robomatix (on a fully diluted basis) for a price per share of $0.70, for a period of three years from the closing date of the transaction. See “Item 7: Major Shareholders and Related Party Transactions – Major Shareholders.”

          The distribution agreement provided for the sale and provision of services by Telecom Israel for Tadiran Telecom products in Israel. Telecom Israel may sell the products through its own distributors and is obligated sell the products to distributors that were already contracted by Tadiran Telecom under active distribution agreements. The distribution agreement also included a mutual exclusivity provision according to which Telecom Israel may only market and sell Tadiran Telecom products, and Tadiran Telecom may only sell its products in Israel through Telecom Israel (except for product that are not competitive for Tadiran’s products). The mutual exclusivity provision is valid for a seven-year period and may be extended and terminated earlier by the parties according to the conditions of the distribution agreement. Additionally, the distribution agreement sets forth that Telecom Israel will provide technical support for projects and development of Tadiran Telecom’s Composit contact center products in Israel, on an exclusive basis until December 31, 2005, and Telecom Israel will also provide technical support for Tadiran Telecom’s Aspect contact center products on a non-exclusive basis. See “Item 4: Information on the Company – Business Overview – Tadiran Telecom Communication Services in Israel – Limited Partnership”.

          The purchased assets include the assets and liabilities related to Tadiran Telecom’s Israeli activities, including among others, agreements with the customers, distribution agreements, fixed assets, inventory, a license to use intellectual property related to the acquired operations and liabilities in connection with certain employees of Tadiran Telecom that were transferred to Telecom Israel within the framework of the transaction.

          Upon the consummation of the transaction on October 6, 2004, Tadiran Telecom transferred the aforesaid assets and liabilities to Telecom Israel. In addition, upon consummation of the transaction, Telecom Israel entered into other agreements with Tadiran Telecom, namely a distribution agreement granting Telecom Israel the exclusive marketing rights for Tadiran Telecom products in Israel, a service agreement for products and support in research and development, a sub-leasing and services agreement, an agreement for the transfer of rights and liabilities of Tadiran Telecom’s leasing vehicles, a license agreement for use of Tadiran Telecom name and trademark and an agreement for the marketing and sale of contact center products. In addition, we also entered into an option agreement with Tadiran Telecom on October 6, 2004 for the grant of options to purchase 1,674,403 ordinary shares in our Company at an exercise price of $0.70, which as of June 15, 2005, constitute 8.24% of our issued share capital (on a fully diluted basis). The options granted under the option agreement may be exercised until October 6, 2007. See “Item 7: Major Shareholders and Related Party Transactions – Major Shareholders.”

Other Recent Principal Capital Expenditures and Divestments

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

          In an agreement with the Israel Land Development Insurance Holdings Ltd. we purchased for $1,238,000 approximately 2.4% of the shares of the Israel Land Development Insurance Company Ltd., at the time a private multi-line insurance company. As of May 2004, the shares of Israel Land Development Insurance Company are listed on the Tel Aviv Stock Exchange. In connection with the public offering, call and put options contained in the original agreement as well as a voting agreement were terminated. As a result of the offering, our shares in Israel Land Development Insurance Holdings Ltd. became freely tradeable. During 2005, we sold a portion our holdings in Israel Land Development Insurance Ltd, for a total consideration of $865,000, leaving us with an aggregate of 198,793 shares which were valued at approximately $135,000 on June 15, 2005.

          Simultaneously with the investment, we entered into a consulting agreement with Israel Land Development Insurance Company Ltd. According to the consulting agreement, we will provide Israel Land Development Insurance Company with financial consulting services in return for approximately $57,000 in NIS, per year, until the end of 2009.

          In addition, we purchased for $825,000 approximately 5.33% of the shares of ICIC – The Israel Credit Insurance Company Ltd., which insures credit-based export and local transactions. In June 2004, we sold these shares for approximately $767,000.

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

          In September 2002, we entered into an agreement for the sale of our entire share holdings in Robomatix (Israel) Ltd. to SPL Software Ltd., an Israeli company also held by Silverboim Holdings Ltd., one of our principle shareholders. In accordance with the agreement, SPL Softwarepaid us approximately $570,000 in consideration for our holdings in Robomatix (Israel) Ltd.

          Commencing in December 2002 we entered into a series of agreements in connection with Associative Computing Ltd., concluding in April 2003 with the sale of all our shareholdings in Associative Computing and its debt to us, for the aggregate amount of approximately $1,083,000, net of expenses. In December 2002, we and Associative Computing entered into a share purchase agreement with Benny Konstantin, the sole shareholder of Edco Electronics Ltd. In accordance with the agreement, Associative Computing issued to Konstantin shares constituting 50% of its share capital. In addition, we agreed to refinance the debt owed to us by Associative Computing and we assigned to Konstantin approximately $2,000,000 out of the aggregate debt of approximately $2,800,000 owed to us by Associative Computing. In January 2003, in a separate agreement, Associative Computing purchased some of the assets and activities of Edco Electronics Ltd. for the aggregate amount of approximately $2,600,000. Following this transaction, Associative Computing changed its name to Edco Technologies (1993) Ltd.

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

B.     Business Overview

          As a holding company our business is conducted through our subsidiaries and other companies in which we hold substantial interests. We wholly own Franz Kalff GmbH, which is an operating company. We also own, directly and indirectly, a majority of Telecom Israel, an operating partnership which owns the assets and liabilities of the service, maintenance, sales and marketing divisions in Israel of Tadiran Telecom. We do not hold controlling interests in other businesses and therefore our business related discussion throughout this report focuses on the business of Franz Kalff and that of Telecom Israel.

Franz Kalff GmbH

          In January 2001, Mersa Holdings B.V., a Dutch company that is one of our wholly-owned subsidiaries, purchased all of the outstanding share capital of Franz Kalff from Gilex Holdings B.V. Franz Kalff is a German company engaged in the business of manufacturing through contractors, marketing and sale of first aid kits primarily for the automotive industry. At the time of the closing, Gilex held 7.98% of the issued and outstanding ordinary shares of Silverboim Holdings, and 29.8% of the share capital of Silverboim Holdings, on a fully diluted basis. Additionally, Gilex has one representative on the board of directors of Silverboim Holdings. For the current percentage of holdings of Gilex in Silverboim Holdings, see “Item 7: Major Shareholders and Related Party Transactions.”

          Franz Kalff was incorporated under the laws of Germany in 1883 and was originally engaged in the processing of cotton and production of bandages. In the late 1980’s the share capital of Franz Kalff was purchased by Gilex, at which time Franz Kalff has already been engaged in the business of manufacturing and selling first aid kits. In 1996, following several unprofitable years, Franz Kalff decided to discontinue the in-house manufacturing of first aid kits and focus on marketing and sale while engaging outside contractors and suppliers to manufacture the first aid kits. As a result, approximately 150 employees were released and portions of the production facilities and warehouses were leased to third parties. In 2002, Franz Kalff sold its land and leased it back from the buyer of the land. Since 1997, Franz Kalff has shown profit.

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

          The address and phone number of Franz Kalff’s registered office and principal place of business is:

Franz Kalff GmbH
Dechant-Wolfgarten-Strabe 85
D-53881 Euskirchen, Germany
Tel: (49-2) 251-6260

          Franz Kalff engages two contractors who are responsible for the packaging of the first aid kits according to its specific instructions. The contractors receive the items comprising the first aid kits and their casings from Franz Kalff, which purchases them from various suppliers, depending, among other things, on the item’s quality requirements. Franz Kalff’s customers consist of chain retail stores and automobile manufacturers. It has approximately 200 customers with approximately 6,000 points of sale. Franz Kalff has had continuing relations with most of its principal customers, which include Metro-Group, Aldi-Group, REWE-Group, LIDL-Group (leading retail stores in Germany), Ford-Group and BMW. Revenues from sales to its five principal customers in the year 2004 constituted approximately 55.32% of Franz Kalff’s total revenues. Germany is the principal market place for Franz Kalff’s first aid kits (86.5% of sales) although Franz Kalff has marketed and sold its products in other member countries of the European Union. Sales outside Germany are made through outside distributors and independent agents.

          Products. Franz Kalff manufactures through contractors, markets and sells approximately 20 types of first aid kits. The principal differences between the various types of first aid kits relate to the intended use of the kit. The first aid kits that are required to be kept in every car and motorcycle must meet very specific standards that are set by the German Institute for Norms, the Deutsche Institut fur Normung. The German Institute specifies not only what items should be in each kit and their quantity but also their quality. For example, the German Institute specifies the length, width and material of every required bandage dressing in the kit. First aid kits intended for use in places of business are also subject to specifications.

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

          The percentages of total revenues of Franz Kalff in the last three years by type of first aid kits are set forth in the following table:

Type of First Aid Kit	2002	2003	2004

	% of total revenues	% of total revenues	% of total revenues

First aid kits meeting the German Institute standards	90%	88%	92.5%
First aid kits not meeting the German Institute standards	7%	8%	6%
First-aid blanket	–	–	–
First aid kits meeting the German Institute standards for industrial use	3%	4%	1.5%

Total	100.0	100.0	100.0

          Franz Kalff purchases the items for the first aid kits and empty casings from approximately 17 suppliers in Germany and outside of Germany. German suppliers primarily provide products that are required to be sterile. Other products are purchased from, among other entities, Asian suppliers. Casings for the first aid kits are purchased from suppliers from the Netherlands and Poland. In the year 2004, Franz Kalff had one principal suppliers providing 11% or more of the total items purchased by Franz Kalff (two suppliers providing approximately 12% of the total items purchased, one supplier providing approximately 11% of the total items purchased and one supplier providing approximately 18% of the total items purchased). Although Franz Kalff continually seeks to diversify its pool of suppliers, it believes that it is not dependant on any particular supplier because there are other alternative suppliers that can provide the required items for similar prices. Since many items comprising the first aid kits are subject to German Institute specifications, Franz Kalff is required to purchase these items from suppliers that are properly certified to provide them. In addition to the verification that the suppliers are certified to provide the items, the quality assurance personnel at Franz Kalff make regular visits to the production facilities of its suppliers to confirm that they meet the industry requirements.

          Usually, Franz Kalff does not enter into written long-term agreements with its suppliers to allow for flexibility in quantities according to market conditions. At the beginning of the engagement, Franz Kalff estimates what would be the scopes of its orders for the contract period, which is a year at most, and the supplier sets its prices according to such estimates.

          The prices of the first aid kit’s items are not inherently volatile. Other than the effect of crude oil prices and cellulose prices, such prices are principally affected by general economic conditions. Crude oil is used for the production of the nylon bags that Franz Kalff purchases for the casing of the first aid kits. General economic conditions in Germany effect not only the prices of items purchased from German suppliers but also the exchange rate of the U.S. dollar and British pound, which effect the cost of items purchased from non-Euro zone suppliers.

          Patents and Trademarks. Franz Kalff has 22 registrations of patents and registered designs and 26 of A4 registrations of trademarks, which protect its inner bag designs and brand names within several European countries, such as Germany, England, Spain, Switzerland, France, Italy, The Netherlands and Portugal. Franz Kalff is partially dependent on the continued use of the name “Kalff” because of the positive goodwill associated with this name. Its patented inner bags provide Franz Kalff a competitive advantage and sales of first aid kits in which items are packaged in such patented inner bags have increased over the past few years.

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

          Selling and Marketing. Franz Kalff markets and sells its first aid kits to retail stores and car manufacturers. It is the leading supplier of first aid kits to retail stores in Germany, selling approximately 75% of the first aid products in this market. The German market for first aid kits is affected by the law requiring that a standard first aid kit be kept in every car. In the event that a first aid kit is not provided by the car manufacturer, every owner of a new car needs to purchase a first aid kit that meets the German Institute specifications. The law requires that the sterile items of every first aid kit be replaced every five years. In 1998 and 1999, the demand for first aid kits substantially increased as a result of changes to the German Institute specifications applicable to these first aid kits. This change forced all owners of new cars to purchase first aid kits that would meet the new specifications. Other car owners also purchased new first aid kits in order to carry the best available item.

          The percentages of total revenues of Franz Kalff in the last three years by marketing channels are set forth in the following table:

	2002	2003	2004

Marketing Channels	% of total revenues	% of total revenues	% of total revenues

Retail stores	63.4	63.7%	67.3

Car manufacturers	36.6	36.3%	32.7

Total	100.0	100.0	100.0

          The percentages of total revenues of Franz Kalff in the last three years by geographic markets are set forth in the following table:

	2002	2003	2004

Geographical Area	% of total revenues	% of total revenues	% of total revenues

Germany	82.0%	81.9%	86.5
Export	18.0%	18.1%	13.5

Total	100.0	100.0	100.0

          The principal retail store customers of Franz Kalff are Metro-Group, Aldi Nord, Aldi Sud, REWE-Group and Lidl-Group, and the principal car manufacturers customers of Franz Kalff are BMW, Ford-Group and VW (Audi). Generally, retail stores use only one provider and car manufacturer use one provider for a specific car model. Agreements with retail stores are usually for a term of one to three years, providing for a target quantity, the type of products to be purchased and the terms of payment. Customers are generally provided with a credit period of 30 to 90 days. The retail stores typically assume responsibility for the promotion of the products. Agreements with car manufacturers relate to the period of production of a specific car model and they customarily provide for a 30 days credit period. Franz Kalff’s revenues from sales to its five principal customers in the year 2004 constituted approximately 55.32% of its total revenues and therefore Franz Kalff’s business is dependent on the continuation of these relations.

          Sales during the first six months of the years 2000 through 2004 have been higher than sales during the later six months of these years because retail stores normally conduct promotions and provide discounts with respect to first aid kits products during the first six months of each year.

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

          According to Franz Kalff’s estimates, first aid kits that are designed for use in cars and meet the required German Institute specifications are sold primarily through retail stores (approximately 42%), car manufacturers (approximately 34%) and other stores, such as supermarkets, department stores and car accessories stores (approximately 24%). Sales of first aid kits for cars constitute approximately 85% of the total sales of first aid kits while sales of first aid kits for the household sector, industrial sector and recreational activities constitute approximately 7%, 4% and 4%, of the total sales of first aid kits, respectively. However, due to their accessibility, more than half of the first aid kits that are designed for use in cars, are used by consumers in other circumstances, such as in the household, in work places or during recreational activities.

          In the year 2004, Franz Kalff was a dominant provider of first aid kits for cars to retail stores in Germany and its leading products were the first aid kits for cars and recreational activities. It is difficult to estimate the share market percentages of each competitor in each sector, but based on Franz Kalff’s knowledge of the German market for first aid kits, it has estimated that sales of its first aid kits constitute more that a third of the total sales of first aid kits for cars in the German market. Franz Kalff has further estimated that, in the retail stores level, sales of its first aid kits constitute more than three quarters of the sales of first aid kits for cars.

          Although there are several companies competing in the German market for first aid kits, most companies are dominant only in certain sectors. Franz Kalff has maintained its competitive edge by developing its unique inner bag designs and casings and thereby creating a distinguishable product, and by maintaining high quality products. Its continuous success depends not only on its ability to penetrate into other sectors of the market, but also on its ability to expand its range of products to be sold to both the retail and car markets where it already has a foothold and to enter into market cooperation and merger agreements with companies already servicing these two markets. Additionally, continuous success depends on its ability to maintain the quality of its products and the level of its customer service.

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

          Property, Plants and Equipment. Through its subsidiaries, Franz Kalff was the owner of land in Euskirchen, Germany where its offices and production and warehouse facilities are located. In 2002, as a result of the court approved merger, Franz Kalff became the direct owner of the land, which has a total surface area of 63,245 square meters, of which 15,003 square meters contain buildings and other facilities. Franz Kalff uses only a small portion of these land and facilities for storage and its offices. Other portions are sub-leased to third parties. In December 2002, following transfer of the land from the subsidiaries to Franz Kalff, Franz Kalff entered into an agreement for the sale of the land to the Israel Land Development Insurance Company Ltd. for $3,500,000. Simultaneously, Israel Land Development Insurance Company leased back to Franz Kalff the facilities for a fifteen year period, for annual rent of $350,000. In connection with the leaseback of the land, we obtained a bank guarantee for the sum of $350,000 from Bank Hapoalim. In addition, Silverboim gave the purchaser (lessor) an independent guarantee in connection with the lease. The annual income from these sub-leases is approximately $127,000.

          Some of the materials used by one of the tenants of Franz Kalff, Franz Kalff Vliesstoffe GmbH, are considered environmentally hazardous. Liability for environmental damages to the land under German law rests with both the owner of the damaged land and the person who caused the damage. Franz Kalff is insured against environmental liability.

Tadiran Telecom Communication Services in Israel – Limited Partnership

          The operations of Tadiran Telecom Communication Services in Israel – Limited Partnership, or Telecom Israel, are the sole result of its recent acquisition of the assets and liabilities related to Tadiran Telecom Ltd.’s Israeli activities, including, among others, the agreements with Tadiran Telecom’s customers, its distribution agreements, fixed assets and inventory, and Tadiran Telecom’s the license to use intellectual property related to the acquired operations and liabilities in connection with certain employees of Tadiran Telecom.

          Tadiran Telecom Ltd. is a private company, owned by Ron Bregman and Africa-Israel Communication Ltd, headquartered in Petach Tikva, Israel, with regional head offices in Port Washington, NY, USA, Moscow Russia, Beijing, China and Delhi, India. Through its agreements with Tadiran Telecom, Telecom Israel markets and sells communications solutions that support voice, data, video and advanced applications. Tadiran Telecom’s products and solutions include the Coral FlexiCom™ and the Coral IPx™ families of products that include comprehensive contact centers, end-to-end IP networking, and value-added services.

          Telecom Israel owns assets of Tadiran Telecom concerning its Israeli operations, including its licenses, its assets and liabilities, its license to use the information of the services, the databases of Tadiran Telecom’s Israeli clients, its rights to indemnification from ECI Telecom Ltd., its contracts and arrangements with its Israeli customers excluding leasing agreements, supplier contracts, all of Tadiran Telecom’s distribution agreements with Israeli interests for the distribution, marketing and sale of its products.

          The address and phone number of Telecom Israel’s registered office and principal place of business is:

Tadiran Telecom Communication Services in Israel – Limited Partnership
18 Hasivim Street, PO Box 7692
Petah Tikva, 49170 Israel
Tel. +972-3-926 2000
Fax. +972-3-926 2310

          Activities. Telecom Israel is active in the marketing, sale, distribution, integration, installation, support and service of Coral switchboards in Israel and handles the exclusive distribution in Israel of Tadiran Telecom’s products, including terminals, contact centers, CTI applications and interactive voice recording applications (IVR).

          Telecom Israel’s main areas of activity include marketing and sale of business systems and contact centers, maintenance services for Tadiran Telecom’s products, sale, operation and support of CT and IP applications, sale, integration and support for contact centers, operation of wired endpoints in buildings and industrial parks.

          Marketing and Sale of Business Systems and Contact Centers. In the framework of its acquired activities, Telecom Israel received the exclusive right to sell, market, distribute and install the acquired terminal activities in Israel. Telecom Israel markets and sells systems designed to serve business systems in both large and small organizations. The systems include switchboards of all sizes ranging from those with only a few lines to those with thousands of lines. Sale of these terminals is usually accompanies by sale of complementary products including mail and call logging systems, IVR systems and many other products acquired by Telecom Israel from domestic companies.

          Maintenance Services for Tadiran Telecom Products. Included in the activities acquired by Telecom Israel from Tadiran Telecom were maintenance services and contact centers for Tadiran Telecom products. Telecom Israel also acquired a contact center including about 30 service operators and about 40 field specialists through which it supplies solutions to problems, changes and copies of the terminals, and installations of terminals newly acquired through the Telecom Israel’s equipment and application sales activities in Israel. This department supports about 4500 terminals, complementary systems and various applications. The contact center serves the customers of Telecom Israel that include a large proportion of Israel’s public sector and business community. Telecom Israel has adopted a ‘one point of contact’ strategy with customers, meaning that products and applications supplied by Telecom Israel to a customer will receive technical support services from Telecom Israel.

          Sale and Operation of IP and CTI Applications. CTI and IP applications are one of the fast-developing areas of business communications. These applications integrate within voice systems, data systems and new applications that IP Telephony allows to be applied with more voices. Examples of these applications are interactive voice recording (IVR), systems for alerting screens upon answering customers, facilitation of operators to be located further away from the contact centers and work from home.

          Sale, Integration and Support for Contact Centers. Telecom Israel markets and sells two different technologies in this area. The first is the family of Composit contact center products, which are produced by Tadiran Telecom, and the second is the family of ASPECT contact center products, which are represented by Tadiran Telecom in Israel, and include the sale of integration services with CRM systems and DB systems of the customer. Telecom Israel employs specialists in the professional services dealing with the operation and support of these systems. The telephone call centers specialize in the preservation of customers and in telemarketing, and serve as information and service centers for electronic commerce, the conducting of surveys and an advanced system of telephone support.

          Operation of Wired Endpoints in Buildings and Parks. Telecom Israel recently entered the area of operating wired endpoints in parks. In the framework of these activities, Telecom Israel offers the end-user cutting-edge equipment of the terminals whereby all maintenance activities, acquisition and payment to equipments suppliers and telephone bills are the responsibility of Telecom Israel. In considerations for this service, the customer is billed at a fixed monthly rate for the equipments, and per usage by unit of the telephone services. Telecom Israel is currently operating a pilot project for this service. Telecom Israel will decide whether or not to expand this area of activity based on the results if the pilot.

          Products. Telecom Israel markets and sells the following of Tadiran Telecom’s products:

          IP Telephony. Telecom Israel offers the use of IP networks for both telephony applications and data communication, tailored to organizations of any size that have employees that work from home or from remote or regional offices, allowing them to reduce telecommunications costs by rerouting inter-office traffic over LAN/WAN. Services and applications may be enhanced by using IP network solutions for, amongst others, collaborative applications, conferencing, one-number calling, unified messaging, call centers, web call centers, video applications and network integration with the front office and back office databases.

          Telephony Products and Contact Centers. Telecom Israel offers IP telephony products enabling high-performance converged communications. Telecom Israel’s telephony servers include Coral Flexicom servers and Coral IPx servers that operate in a converged system and are tailored to the needs of organizations of any size, from 20 to 6000 ports. Telecom Israel’s terminals include a wide range of Coral FlexSet terminals, the Coral FlexSet IP telephone and Coral FlexIP Softphone. For wireless communications, Telecom Israel offers the Coral FlexAIR DECT system that can support hundreds of base stations and thousands of handsets. Telecom Israel’s IP telephony products incorporate a comprehensive set of applications, with full voice and data security. The Composite Contact Center also leverages IP telephony, providing a multimedia contact center for all customer interactions, including email, voice, IVR, chat and Tadiran Telecom callback.

          Coral IPx™. The Coral IPx™ line of products uses converged communications in a modular platform. Coral IPx offers ACD and call center applications, integrated voicemail and wireless capabilities. The forward and backward-compatible Coral IPx includes all the features of the Coral® system in modular units that can be rack or wall mounted. Each model can be used as a traditional switch, a VoIP telephony server or both, adapting easily as your company’s needs change. Scalable from a few wired endpoints to more than 4,000, the Coral IPx migrates telephones, trunk and station cards, voice messaging, database and common control elements from the smallest to the largest systems.

          Coral IPx 500 is designed for small to mid-size systems. The high-density, small footprint design of the Coral IPx 500 uses a smaller card that packs all the power of a full-blown Coral server into a space-saving unit. It comes equipped with 8 universal card slots for both legacy and IP gateways and two 10 universal card slot expansion cabinets, for a total of 448 wired endpoints.

          Coral IPx 800 is designed for mid-size systems and branch locations, and features full-size Coral cards that deliver a total converged solution for mid-size businesses. The Coral IPx 800 base unit can accommodate two expansion units, for a total of 720 wired endpoints.

          Coral IPx 3000 is designed for mid to large systems, and for businesses requiring up to 3,000 wired endpoints, the Coral IPx offers expansion capabilities by adding up to 16 rack-mounted cabinets. The Coral IPx 3000is fully scalable and features MEX and 4GC common control.

          Coral IPx 4000 is designed for large enterprise systems. The Coral IPx 4000 is intended as a complete communications solution for large enterprises needing 4,000+ wired endpoints, such as banks and hospitals. Designed for mission-critical, high-traffic operations, the Coral IPx 4000 features MCP-ATS and 32GC common control, optional hot standby, and duplicate power support.

          Coral FlexiCom™ Servers. Coral FlexiCom™ is a fully featured, open system, which is designed to provide a comprehensive solution for basic dependable communications, with the capability to implement advanced services as needed. The Coral FlexiCom may serve any location, from small offices requiring as few as 20 ports to large enterprises needing thousands of ports, the Coral FlexiCom family supports the full range of traditional switch telephony and IP Telephony applications.

          Emerald ICE – Digital Key System. The Emerald Integrated Communications Exchange (ICE) is a fully integrated digital phone system loaded with sophisticated features designed for small businesses. The Emerald ICE has hundreds of standard and advanced features, and is designed to combine functionality and value, allowing businesses to add new capabilities and capacity as their needs grow.

          Telecom Israel has ISO-9002 certification for all of its activities, and its management and service staff implement TQM policies at all stages of development and manufacturing.

          Purchasing and Supplier Information. Based on its distribution agreement with Tadiran Telecom, the majority of Telecom Israel’s sales of products originate with Tadiran Telecom, which constitutes the main supplier of Telecom Israel. The total sales of Telecom Israel from Tadiran Telecom constitute 47% of its total sales.

          Agreements with Suppliers. Telecom Israel’s only material supplier agreement is with Tadiran Telecom and is based on the distribution agreement in which purchase prices of products were established, including variable discounts according to the distribution agreement. The credit terms under the agreement stand at fixed plus 90 days.

          Patents and Trademarks. According to the asset purchase agreement between Telecom Israel and Tadiran Telecom, Telecom Israel has the right to use the name and trademark of Tadiran Telecom for a period of 7 years.

          Selling and Marketing. Telecom Israel sells and markets its products through its sales department and distributors operating in the market.

          Competition. Telecom Israel faces competition from various importers and suppliers of business systems in Israel, such as EuroCom, BezeqCall, Nortel, Telrad, Avaya and Alcatel. In addition, Telecom Israel faces competition from various operators of communications applications contact centers in Israel, such as Genesis, and Avaya on the high end, meaning operation of contact centers with over 150 agents, and CT-Ware, EasyRun, Nortel and Cisco on the low end, meaning operation of contact centers with up to 150 agents, usually with technology developed in Israel.

          Property, Plants and Equipment. The offices of Telecom Israel are located at 18 Hasivim Street, Petah Tikva, Israel. Telecom Israel leases its offices under a 3-year lease agreement with an option to extend the lease for a further 2 years. Under the lease agreement, Telecom Israel pays its annual rent fee at a rate of $7.32 per foot for approximately 18,000 square feet, which equals approximately $132,000.

C.     Organizational Structure

          Robomatix is a member of the “Silverboim Group” of companies, which is a diversified group of companies in Israel, including high-technology and real estate companies. See “Item 7: Major Shareholders and Related Party Transactions” for details of Silverboim’s holdings in Robomatix.

          See Exhibit 8.1 for a list of our significant subsidiaries.

D.      Property, Plants and Equipment

          Our offices are located at 1 Azrieli Center, Tel-Aviv, Israel, where the offices of Silverboim Holdings, our principal shareholder, are located. On October 2000, our shareholders approved a services agreement with Silverboim Holdings, effective January 1, 2000, pursuant to which Silverboim Holdings provides us with support and administrative services, including secretarial and computer services, office space and the payment of related expenses. The service fees under this agreement are based on actual expenses up to $5,000 per month. In 2000 and 2001, we did not pay Silverboim Holdings any amount under the services agreement but allocated $60,000 in our 2001 and in our 2002 financial statements. In 2003, we paid Silverboim Holdings $104,000 on account of our outstanding debt. In 2004, we made no payments on account of the ongoing arrangement with Silverboim Holdings, but recorded in our 2004 financial statements $60,000 for support, services and office space. We believe that this is the fair market value of the services that we receive from Silverboim and the office space that we occupy.

          We believe that our offices are adequate to serve our needs for the foreseeable future.

          For the property of Franz Kalff and of Telecom Israel, see “Item 4: Information on the Company – Business Overview – Property, Plants and Equipment.”

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

          We were originally engaged in the fields of laser-based robotic components, standardized on-line quality assurance systems and parallel associative computing. However, by February 1999, all of our operating activities in these fields were either sold or discontinued. Pursuant to United States GAAP, the results of operations of our sold or discontinued operations are reflected as losses from discontinued operations. In 2000 we implemented our new business objectives and raised funds and purchased interests principally in eLady Ltd. and Dirad. Due to market conditions and the difficulties being experienced by start-up companies in raising funds for their operations, we provided in our financial statements as of December 31, 2000 for impairment losses from long-term investments aggregating approximately $2,079,000 and impairment losses from long-term investments aggregating approximately $1,390,000 in our financial statements as of December 31, 2001. We purchased the shares of Franz Kalff on January 24, 2001 and therefore Franz Kalff’s financial statements are only consolidated for the year 2001. We acquired Tadiran Telecom’s Israeli activity in the last quarter of 2004, therefore this activity, carried out through Telecom Israel are only consolidated for the fourth quarter of 2004.

          Our results of operations for the years 1998 and 1999 were significantly affected by the gradual discontinuation and sale of our original activities. We therefore believe that they are not indicative of our future results of operations and that they are not comparable to our results of operations for the years 2002, 2003 and 2004.

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

          Revenue recognition. The Company through its subsidiary, Franz Kalff, generates revenues mainly from sales of first-aid kits. The Company sells its products primarily through retail stores and car manufacturers in Germany. Additionally, the Company, through Telecom Israel, generates revenues from sales of contact centers, as well as maintenance services. Revenues from product sales are recognized in accordance with Staff Accounting Bulletin No. 101 “Revenue Recognition in Financial Statements” (“SAB No. 101”), as amended by SAB No. 104, when delivery has occurred, persuasive evidence of an agreement exists, the vendor’s fee is fixed or determinable and collectibility is probable. A major component of service revenues are maintenance services, which are recognized ratably over the term of the maintenance period.

          Investments. We classify our marketable securities as available-for-sale. Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income, until realized. A decline in the market value of any available-for-sale security below cost, that is deemed to be other than temporary, results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Non-marketable securities are presented at cost, less any decline in value that is not of a temporary nature.

          Impairment of long-lived assets. The Company and its subsidiaries’ long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144 “Accounting for the Impairment of Disposal of Long-lived Assets” (“SFAS No. 144”) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2004, no impairment losses have been identified.

Recent Accounting Pronouncements under U.S. GAAP as They Apply to Us

SFAS No. 123 (Revised 2004) “Share Based Payments”. In December 2004, the FASB issued SFAS No. 123 (revised 2004) “Share Based Payments” (“SFAS 123(R)”). This Statement is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation”, which supersedes APB Opinion No. 25, “Accounting for Stock Issued Employees” and its authoritative interpretations. SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services; focuses primarily on accounting for transactions in which an entity obtains employee and directors services in share-based payment transactions; and does not change the accounting guidance for share-based payment transactions with parties other than employees. SFAS 123(R) eliminates the alternative to use APB 25’s intrinsic value method of accounting that was provided in SFAS 123 as originally issued and requires the measuring of the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The fair-value-based method in this Statement is similar to the fair-value-based method in SFAS 123 in most respects. The costs associated with the awards will be recognized over the period during which an employee is required to provide service in exchange for the award- the requisite service period (usually the vesting period). The grant-date’s fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

The provisions of SFAS 123(R) apply to all awards to be granted by the Company after June 30, 2005 and to awards modified, repurchased, or cancelled after that date. When initially applying the provisions of SFAS 123(R), in the first quarter of 2006, the Company will be required to elect between using either the “modified prospective method” or the “modified retrospective method”. Under the modified prospective method, the Company is required to recognize compensation cost for all awards granted after the adoption of SFAS 123(R) and for the unvested portion of previously granted awards that are outstanding on that date. Under the modified retrospective method, the Company is required to restate its previously issued financial statements to recognize the amounts previously calculated and reported on a pro forma basis, as if the original provisions of SFAS 123 had been adopted. Under both methods, it is permitted to use either a straight line or an accelerated method to amortize the cost as an expense for awards with graded vesting. Management has recently commenced identifying the potential future impact of applying the provisions of SFAS 123(R), including each of its proposed transition methods, yet is currently unable to fully quantify the effect of this Standard on the Company’s future financial position and results of operations in accordance with U.S. GAAP. Nonetheless, it is expected that the adoption of SFAS 123(R) will increase the stock-based-award expenses the Company is to record in the future in comparison to the expenses recorded under the guidance currently applied by the Company.

SFAS 153, “Exchange of Non-Monetary Assets”. In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets an amendment of APB No. 29”. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The Statement specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. The Company does not expect the adoption of SFAS 153 to have a material effect on the Company’s results of operations.

FASB Statement No. 151, Inventory Costs, an amendment to ARB 43 (SFAS 151)
In November 2004, the FASB issued FASB Statement No. 151, Inventory Costs, an amendment to ARB 43, Chapter 4 (SFAS 151). The amendment made by SFAS 151 clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges, and also require the allocation of fixed production overhead inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The provision of SFAS 151 should be applied prospectively. The Company does not expect the adoption of SFAS 151 to have a material effect on the Company’s results of operations.

Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the financial statements and the related notes thereto included in this annual report. The following table sets forth certain statement of operations data as a percentage of sales for the years indicated.

	Year Ended December 31,

	2002	2003	2004

Statement of Operations Data:
Sales	100%	100%	100%
Cost of sales	77.1	77.2	70.46
Gross profit	22.9	22.8	25.3
Research and development expenses, net	–	–	–
Marketing, general and administrative expenses	24.4	23.2	17.8
Operating income (loss)	(1.5)	(0.4)	7.5
Other income (expense)	3.0	8.4	0.6
Impairment of long term investment	–	–	(9.4)
Impairment of available-for-sale marketable securities			(2.4)
Financial income (expense), net	(2.2)	(0.1)	(1.6)
Income (loss) before taxes on income	(0.7)	7.9	(5.3)
Taxes on income	4.3	1.6	1.4
Equity in earnings of an affiliate	–	3.9	–
Net income (loss)	(5.1)	10.2	(6.7)

Year Ended December 31, 2004 Compared To Year Ended December 31, 2003

          Sales. Sales in 2004 increased to $23,597,000 compared to $12,493,000 in 2003. This increase is a result of our consolidation of the activities of Telecom Israel into our financial results beginning from the fourth quarter of 2004 and the resulting inclusion of Telecom Israel’s fourth quarter sales constituting approximately $5,800,000. The increase in sales is also a result of an increase in sales by Franz Kalff due to the expansion of its product lines and growing demands from its customers, and in addition, Franz Kalff’s sales are in Euro, whose value increased against the U.S. dollar, while our financial statements are in U.S. dollars.

          Cost of Sales. Costs of sales in 2004 increased to $16,627,000 compared to $9,649,000 in 2004 as a result of the increase in sales by Franz Kalff and the high Euro/Dollar exchange rate and our consolidation of the activities of Telecom Israel into our financial results beginning from the fourth quarter of 2004, resulting in the inclusion of Telecom Israel’s fourth quarter cost of sales constituting approximately $2,480,000.

          Gross Profit. Gross profit in 2003 was $5,970,000 compared with a gross profit of $2,844,000 for 2003. The difference is a result of increased sales by Franz Kalff, a higher Euro/Dollar exchange rate and the fact the Franz Kalff’s sales are in Euro and our financial statements are in dollars and our incorporation of the activities of Telecom Israel into our financial results beginning from the fourth quarter of 2004.

          Research and Development Expenses, Net. Following the discontinuation of our previous business, we ceased research and development activities. Therefore, for the years 2004, and 2003 we had no research and development expenses.

          Selling and Marketing Expenses, General and Administrative Expenses. Marketing, general and administrative expenses in 2004 were $4,196,000 as compared to $2,895,000 in 2003. The increase is a result of growth in turnover in Franz Kalff and the start of property lease expenses for Franz Kalff and our incorporation of the activities of Telecom Israel into our financial results beginning from the fourth quarter of 2004.

          Operating Loss/Income. Operating income in 2004 was $1,774,000 compared to a loss of $51,000 in 2003. The change from loss to profit in 2004 was due to improvement in the profitability of Franz Kalff and our consolidation of the activities of Telecom Israel into our financial results beginning from the fourth quarter of 2004.

          Financial Expenses, net. Financial expenses for the year 2004 were $388,000 compared to $10,000 in 2003. The increase in financial expenses in 2004 is attributable to exchange rate differentials between the Dollar and the Swiss Franc, which was the denomination of some of our acquisition-financing loans.

          Impairment of long term investment. In 2004 we recorded an impairment loss of approximately $2,218,000 with respect of our holdings in eLady Ltd.

          Impairment of available– for– sale marketable securities. In 2004 we recorded an impairment loss of $572,000 with respect of our holdings in available–for-sale marketable securities.

          Other Income (Expenses), net. Other income, net, in 2004 was $142,000 compared to other income, net, of $1,045,000 in 2003. Other income, net, for the year 2004 was primarily attributable to rent income of Franz Kalff and in 2003 to the sale of our holdings in Edco Technologies.

          Taxes on Income. Taxes on income in 2004 were $332,000 compared to $195,000 in 2003. Taxes on income in 2004 and in 2003 were primarily due to deferred taxes of Franz Kalff.

          Equity in Earnings of an Affiliate. Equity in earnings was $6,000 in 2004 compared to $481,000 in 2003.

          Net Income (Loss). For the year 2004, we had a net loss of $1,588,000 compared with a net income of $1,270,000 in 2003. The loss was primarily due to the write-off of long-term investments and marketable securities which offset the profits from our consolidated companies.

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

          Cost of Sales. Costs of sales in 2003 increased to $9,649,000 compared to $6,708,000 2002 as a result of the increase in sales by Franz Kalff and the high Euro/Dollar exchange rate.

          Gross Profit. Gross profit in 2003 was 2,844,000 compared with a gross profit of $1,996,000 for 2002. The difference is a result of increased sales by Franz Kalff, a higher Euro/Dollar exchange rate and the fact the Franz Kalff’s sales are in Euro and our financial statements are in dollars.

          Research and Development Expenses, Net. Following the discontinuation of our previous business, we ceased research and development activities. Therefore, for the years 2003, and 2002 we had no research and development expenses.

          Marketing, General and Administrative Expenses. Marketing, general and administrative expenses in 2003 were $2,895,000 as compared to $2,126,000 in 2002. The increase is a result of growth in turnover in Franz Kalff and the start of property lease expenses for Franz Kalff.

          Operating Loss. Operating loss in 2003 was $51,000 compared to $130,000 in 2002. The decreased loss in 2003 was due to the higher profitability of Franz Kalff in 2003.

          Financial Income (expenses), net. Financial expenses for the year 2003 were $10,000 compared to $191,000 in 2002. The decrease in financial expenses in 2003 is attributable to exchange rate differentials between the Euro and the Swiss Franc.

          Other Income (Expenses), net. Other income, net, in 2003 was $1,045,000 compared to other income, net, of $257,000 in 2002. Other income, net for the year 2003 was primarily attributable to the sale of our holdings in Edco Technologies and in 2002 to lease income received by Franz Kalff.

          Taxes on Income. Taxes on income in 2003 were $195,000 compared to $378,000 in 2002. Taxes on income in 2003 were primarily due to deferred taxes of Franz Kalff and in 2002 to taxes on non-deductable expenses.

          Equity in Earnings of an Affiliate. Equity in earnings was $481,000 in 2003. This was attributable to our share in Edco Technologies prior to its sale in March 2003.

          Net Income (Loss). For the year 2003, we had a net income of $1,270,000 compared with a net loss of $442,000 in 2002. The income was primarily due to the sale of Edco Technologies.

Impact of Inflation and Currency Fluctuations on Results of Operations, Liabilities and Assets

          Euro Currency Fluctuations

          With respect to our operating results, the operating results of Franz Kalff play a material role. The Euro is the operating currency of Franz Kalff. Consequently, if the value of the Euro increases against the U.S. dollar, because our financial statements are in U.S. dollars, we will experience an increase in revenues, and vice versa.

          Inflation in Israel and Currency Fluctuations

          For many years prior to 1986, the Israeli economy was characterized by high rates of inflation and devaluation of the Israeli currency against the U.S. dollar and other currencies. However, since the institution by the Israeli government of an economic recovery program in 1985, inflation, while continuing, has been significantly reduced and until recently the rate of devaluation has substantially diminished. Inflation and U.S. dollar exchange rate fluctuations, however, have some effect on our expenses and, as a result, on our net income/loss. The cost of our Israel operations, as expressed in U.S. dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the U.S. dollar. With respect to our operating results, the operating results of Telecom Israel play a material role. The NIS is the operating currency of Telecom Israel. As a result, if the value of the U.S dollar increases against the NIS, because our financial statements are in U.S. dollars, we will experience a decrease in revenues, and vice versa.

          The exchange rate between NIS and the U.S. dollar has fluctuated from December 2004 through May 2005 from a low of NIS 4.299 to the dollar to a high of NIS 4.634 to the dollar. The high and low exchange rates between the NIS and U.S. dollar during the six most recent months, as published by the Bank of Israel, were as follows:

LOW 1 U.S. dollar =	HIGH 1 U.S. dollar =	MONTH

4.308	4.367	December 2004
4.352	4.414	January 2005
4.357	4.392	February 2005
4.299	4.379	March 2005
4.36	4.395	April 2005
4.348	4.416	May 2005

          The average exchange rate, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years, was as follows:

Exchange Rate	Period

4.067 NIS/$1	January 1, 2000 – December 31, 2000
4.219 NIS/$1	January 1, 2001 – December 31, 2001
4.7378 NIS/$1	January 1, 2002 – December 31, 2002
4.5442 NIS/$1	January 1, 2003 – December 31, 2003
4.483NIS/$1	January 1, 2004 – December 31, 2004

          As of the date of this report, increases or decreases in the value of the NIS in relation to the dollar do not materially affect our operating results. However, it could affect our financial expenses.

B.      Liquidity and Capital Resources

          Our cash and cash equivalents aggregated $535,000, $1,742,000 and $381,000 as of December 31, 2004, December 31, 2003 and December 31, 2002, respectively.

          Net cash used in operating activity for the year ended December 31, 2004 was $1,656,000as compared with net cash used in operating activity of $596,000 for the year ended December 31, 2003 and net cash used in operating activity of $270,000 for the year ended December 31, 2002.

          Net cash used in investing activities for the year ended December 31, 2004 was $709,000 as compared with net cash provided by investing activities for the year ended December 31, 2003 of $2,280,000 as compared with net cash provided by investing activities for the year ended December 31, 2002 of $180,000. The net cash used in investing activities for 2004 was attributed mostly to the acquisition of Tadiran Telecom’s Israeli assets. The net cash provided by investing activities for 2003 was attributed mostly to the sale of the property of Franz Kalff. In 2002, our cash flow stemmed from the sale of our holdings in our inactive subsidiary Robomatix (Israel) Ltd.

          Net cash provided by financing activities for the year ended December 31, 2004 was $1,157,000 as compared with net cash used in financing activities of $396,000 for the year ended December 31, 2003 and as compared to net cash provided by financing activities of $65,000 for the year ended December 31, 2002. In 2002 and 2003, we sold our shareholdings in inactive subsidiaries. In addition, in 2003 we returned part of the loan used to finance the purchase of Franz Kalff but we borrowed funds from Bank Hapoalim again to invest in two privately held insurance companies, one of which has since gone public and the other we sold in 2004. The net cash used in financing activities in 2003 was due to partial repayment of loans from Bank Hapoalim offset by the loans received from Bank Hapoalim. In 2004, the net cash provided by financing activities was attributed mostly to the acquisition of the Telecom Israeli assets. For more information, see “Item 4: Information on the Company – History and Development – Changes of Ownership and Capital Structure”.

          As of December 31, 2004, our aggregate outstanding liabilities were approximately $19,662,000. Currently, part of the loans we took from Bank Hapoalim to finance our acquisitions is repayable through November 2007 and bears interest at 3.5% per annum for the loan denominated in Swiss Francs and 6.29% per annum for the loan denominated in NIS. We believe that our working capital is sufficient for our present requirements but in order to expand our investment portfolio we expect that we will either realize certain of our investments or will need to obtain additional debt financing in the future. We expect to derive cash flow from future returns on existing investments, repayment of loans and payment of dividends from our operating companies. We expect these sources to be sufficient to meet our cash obligations.

          Impairment Losses. In our financial statements as of December 31, 2004, we recorded an impairment loss on our investment in eLady Ltd. of $2,218,000 and impairment losses on available-for-sale marketable securities of $572,000. In our financial statements as of December 31, 2003 and December 31, 2002 we did not record impairment losses.

C.      Research and Development, Patents and Licenses

          As part of past operations, we invested in research and development and registered trademarks and patents. Currently, as a holding company, we do not invest in research and development nor in the registration of patents and licenses, except for extension of certain existing patents.

D.      Trend Information

           In 2004, we were not materially influenced by any identifiable trends. Franz Kalff did experience a certain increase in demand for its products but it is difficult to attribute this to any particular trend. In addition, due to the volatility in the securities markets, we may have to continue to reduce the book value of a certain number of our holdings.

          With respect to Telecom Israel, the world communications market has evolved substantially in the past three years towards greater technological convergence and equipment variability. New technologies for the in-premise as well as out of premise telecommunications have emerged and have revolutionized the way we communicate. Wireless communications have tightened their grip and their share in the total volume and VoIP has made its debut as a new and evolving means of voice transport.

          The Coral FlexiCom family of products has evolved in concert with these trends. We believe that Coral FlexiCom offers a growing variety of IP products and facilities to take advantage of this trend and provides several benefits and advantages by combining stability and dependability with the Voice over IP transmission interfaces and user equipment types.

E.      Off-Balance Sheet Arrangements

          We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.      Tabular Disclosure of Contractual Obligations

          The following table summarizes our contractual obligations and commercial commitments as of December 31, 2004:

Payments Due by Period

(in thousands)
Contractual Obligation	Total	Less than 1 Year	1–3 Years	3–5 Years	More Than 5 Years

Long-Term Debt Obligations	5,214	2,097	3,117	–	–

Operating Lease Obligations	4,775	436	825	724	2,790

Total	9,989	2,533	3,942	724	2,790

Item 6:	Directors, Senior Management and Employees

A.      Directors and Senior Management

          The following persons are the executive officers and directors of Robomatix, Franz Kalff and Telecom Israel:

Name	Age	Position

Zvika Barinboim	34	Chairman of the Board of Directors
Yitzhak Oz	38	Director
Ariel Levi	36	Director
Ruth Breger	57	External Director
Nir Reshef	39	External Director
Amit Goldwasser	38	Chief Executive Officer
Ram Keren	42	Managing Director of Franz Kalff
Moshe Avraham	50	Chairman of the Board of Directors of Telecom Israel
Yaacov Bantay	58	Chief Executive Officer of Telecom Israel

          Zvika Barinboim has served as chairman of our board of directors since December 30, 1999. A real estate entrepreneur and a manager of investment companies, Mr. Barinboim serves as a director of World Group Holdings Ltd., Polgat Ltd. and Bagir Ltd., all publicly traded companies in which Silverboim Holdings holds substantial interests, and also serves as a director of other private companies.

          Yitzhak Oz has served as a director since December 30, 1999. Since its incorporation in March 1998, Mr. Oz has owned the issued shares of Oz Insurance Agency Ltd. and currently serves as a director of Oz – Life Insurance Agency Ltd., Gevim General Insurance Ltd. and as the CEO of Agam Leaderim Insurance Agency (2001) Ltd. Mr. Oz served as a director of Bari-trust Investments Ltd. and has a Bachelor’s degree in Economics and a Master’s degree in Business Administration.

          Ariel Levi has served as a director since December 30, 1999. Between October 1999 and December 2004, Mr. Levi was the administrative manger of Silverboim Holdings, our principal shareholder, and has served as a director of both World Group Holdings Ltd. and Silverboim Holdings Ltd. since March 2003. As of January 2005, Mr. Levi is a vice president and the secretary of Worldgroup Holdings.

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

          Nir Reshef  has served as an outside director since December 20, 2000. Mr. Reshef is a lawyer who in November 2000 founded his own private practice, specializing in the fields of taxes, securities and criminal law. Prior to working in his private practice, Mr. Reshef served for four years as a prosecutor in the Tel-Aviv District Attorney’s office. In addition, Mr. Reshef worked as auctioneer in the Tel-Aviv Stock Exchange. Mr. Reshef has a Bachelor’s degree in Economics and a Bachelor of Law degree from Tel-Aviv University.

          Amit Goldwasser has served as Chief Exective Officer of Robomatix since June 2002. Mr. Goldwasser has nearly 10 years of experience in investment management, financial markets and corporate management. Mr. Goldwasser is a certified public accountant and has a Bachelor’s degrees in Economics and Accounting

          Ram Keren has served as the managing director of Franz Kalff since January 2005. Between 1990 and 1994, Mr. Keren led the engineering department at the Dead Sea Factories Ltd., and between 1994 and 1996, Mr. Keren served as the technical manager of the Berom Dead Sea Company Ltd. Mr. Keren then served for 5 years as VP of operations at the Magnesium Company and served as the CEO of Ortal Die Casting Ltd. prior to joining Franz Kalff. Mr. Keren holds a Bachelor’s degree in Mechanical Engineering and a Master’s degree in Business Administration, both from Ben-Gurion University and serves as the commander of an armored corps. battalion in the IDF reserves.

          Moshe Avraham has served as the chairman of the board of directors of Telecom Israel since December 2004. Mr. Avraham was a business consultant and then served as the manager of the Israeli market of Telrad Communications Industries. Following this, Mr. Avraham served as the deputy CEO of Rav Bariach Investments Ltd. and then as the manager of the vehicle and electronics division of Rav Bariach Ltd. Mr. Avraham also serves as chairman of the board of directors of Satcom Ltd. Mr. Avraham holds a Bachelor’s degree in Industrial Engineering and Management and a Master’s degree in Business Administration.

          Ya’acov Bantay has served as the Chief Executive Officer of Telecom Israel since October, 2004. Between October, 2001 and October, 2004 Mr. Bantay served as the chief operations officer and deputy chief executive officer of Telecom Israel.

          There are no family relations between any of the persons named above.

          Zvika Barinboim, Yitzhak Oz and Ariel Levi were appointed by the previous members of our board of directors on December 31, 1999, pursuant to the agreement with the former controlling shareholders of Robomatix and in accordance with the provisions of our articles of association allowing for an appointment by members of the Board in order to fill vacancies. The appointing directors resigned from the Board immediately after the appointment of Zvika Barinboim, Yizhak Oz and Ariel Levi. These directors were later elected by our shareholders at the general meeting of our shareholders that was held on September 12, 2000, and all directors were reelected at the general meeting of our shareholders held on May 24, 2004.

          Mr. Amit Goldwasser, our Chief Executive Officer, has expressed his intention to resign from his position in Robomatix upon the earlier of September 1, 2004 and the consummation of a sale of our shares under the present tender offer issued by Worldgroup Holdings Ltd. For more information about the tender offer, see “Item 7: Major Shareholders and Related Party Transactions.”.

B.      Compensation

          The aggregate direct compensation paid to, or accrued for, the account of all of the officers and directors of Robomatix as a group during the 2004 fiscal year was approximately $20,314. This amount includes directors’ fees, officers’ compensation, bonuses, directors and officers insurance and expenses for which directors and officers were reimbursed. In addition, approximately $180,000 was paid to, or accrued for, the account of Silverboim Holdings pursuant to our consultation and management agreement with Silverboim Holdings. This amount includes management fees, administrative costs and travel expenses for which Silverboim Holdings was reimbursed. For more information, see “Item 4: Information on the Company – History and Development – Changes of Ownership and Capital Structure”. We also issued options to purchase an aggregate of 360,000 of our ordinary shares to all of our officers and directors as a group during the 2004 fiscal year. For more information on options issued to our officers and directors, see “Item 6: Directors, Senior Management and Employees – Share Ownership”.

          The aggregate direct compensation paid to or accrued for the account of all officers as a group of Franz Kalff during the 2004 fiscal year was approximately $990,000. In addition, Mr. Schuftan, the former Managing Director of Franz Kalff until January 2005, is also entitled to receive from Franz Kalff a percentage of revenues generated by Franz Kalff, in accordance with different revenue thresholds. Additionally, the current Managing Director of Franz Kalff from January 2005, is also entitled to receive from Franz Kalff a percentage of revenues generated by Franz Kalff, in accordance with different revenue thresholds.

          The aggregate direct compensation paid to or accrued for the account of all officers as a group of Telecom Israel during the last quarter of 2004 was approximately $271,000. We also issued options to purchase an aggregate of 4,035,577 of our ordinary shares to the officers and directors of Telecom Israel as a group during the 2004 fiscal year. For more information on options issued to our officers and directors, see “Item 6: Directors, Senior Management and Employees – Share Ownership”.

C.      Board Practices

          Our articles of association provide that the board of directors shall consist of not less than four and not more that nine members. Each director, other than as outside director, is elected to serve until the next annual general meeting of shareholders and until his or her successor has been elected. Officers serve at the discretion of the board of directors. The Israeli Companies Law-1999 which entered into effect on February 1, 2000 and was amended most recently in March 2005, requires the board of directors of a public company to determine the number of directors who shall possess accounting and financial expertise. This requirement is subject to promulgation of regulations by the Israeli Minister of Justice. Such regulations have not yet been published. The Articles of Association of the Company provide that any director may, by written notice to the Company, appoint another person to serve as a substitute director and may cancel such appointment. Under the Israeli Companies Law-1999, a person who is already serving as a director will not be permitted to act as a substitute director. Additionally, the Israeli Companies Law-1999 also prohibits a person from serving as a substitute director for more than one director. Appointment of a substitute director for a member of a board committee is only permitted if the substitute is a member of the board of directors and does not regularly serve as a member of such committee. If the committee member being substituted is an outside director, the substitute may only be another outside director who possesses accounting and financial expertise. An outside director may only be substituted in his or her capacity as a member of a board committee. The members of the board of directors are elected at the annual meeting of our shareholders by regular majority. None of our directors or officers have service contracts with us that provide for special benefits upon termination of employment. The consultation and management agreement and services agreement between Robomatix and Silverboim Holdings are each for a term of five years commencing on January 1, 2000. These agreements do not provide for their termination. For more information, see “Item 4: Information on the Company – History and Development – Changes of Ownership and Capital Structure”.

          Pursuant to Israeli law we are required to appoint no less than two outside directors. These directors must be unaffiliated with us and our principals. Any committee of the Board of Directors which is authorized to exercise any function of the board must include at least one outside director. A person shall be qualified to serve as an outside director only if he or she possesses accounting and financial expertise or professional qualifications. At least one outside director must posses accounting and financial expertise. The conditions and criteria for possessing accounting and financial expertise or professional qualifications are to be determined in regulations promulgated by the Israeli Minister of Justice in consultation with the Israeli Securities Authority. These regulations have not yet been published.

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

          An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law – 1999 and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an outside director.

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

          The terms of both Ms. Breger and Mr. Reshef will expire in December 2006. Both Ms. Breger and Mr. Reshef serve on our Audit Committee.

          Franz Kalff. The board of directors of Franz Kalff consists of Ram Keren the managing director, Zvika Barinboim, chairman of the board of directors of Robomatix and Amit Goldwasser, Robomatix’s chief executive officer. The officers of Franz Kalff do not have service agreements with Franz Kalff that provide for benefits upon termination of employment.

          Telecom Israel.

          The board of directors of Telecom Israel consists of Moshe Avraham, who is chairman of the board of directors, Ehud Cnaani, Michal Even Chen, Yochanan Korman, Marc Zalcman, Yariv Porat, and Amit Ben Yehuda. The officers of Telecom Israel do not have service agreements with Telecom Israel that provide for benefits upon termination of employment

D.	Employees

          In each of the fiscal years ended December 31, 2002, 2003 and 2004, we had two employees. These employees are located in Israel and engage in management and internal accounting.

          Franz Kalff. The following table sets forth for the last three fiscal years the number of Franz Kalff’s employees engaged in the specified activities:

Year Ended December 31,	2004	2003	2002

Administration and accounting	6	6	6
Product development and quality control	3	3	3
Customer service, marketing and back-office sales	6	5	5
Purchase	1	1	1
Warehouse and disposition of material	4	3	3

Total	20	18	18

          Since the end of fiscal year 2004, there has not been a significant change in that number. There are three managers other than Mr. Ram Keren, who is the Managing Director, at Franz Kalff: Mr. Gunther Sief, Administration Manager, Mr. Christof Gehlen, Quality Systems Manager and Mr. Erich Golles, Key Account Manager. In addition, pursuant to the requirements of the German law with respect to pharmaceuticals sales, Mr. Franz Kalff, the founder and a former owner of Franz Kalff, serves as an outside advisor.

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

          Telecom Israel. The following table sets forth for the last fiscal year the number of Telecom Israel’s employees engaged in the specified activities, since its acquisition of Tadiran Telecom:

Year Ended December 31,	2004

Administration and accounting	12
Management	5
Customer service	90
Marketing	21

Total	128

E.	Share Ownership

          The following table sets forth, as of June 15, 2005, the share ownership of our and our subsidiaries’ directors and executives, known to us to beneficially own more than one percent of our ordinary shares. All of the information with respect to beneficial ownership by our directors and executive officers has been furnished by the respective director or executive officer, as the case may be. Except as otherwise stated, we believe that the persons named in this table have sole voting and investment power with respect to the ordinary shares indicated:

Name of Director/Officer	Number of Ordinary Shares Beneficially Owned (1)	Number of Options Exercisable within 60 days	Percentage of Total Shares (2)

Zvika Barinboim(3)	8,335,350	60,000	61.29%
Amit Goldwasser	240,000	240,000	1.73%
Moshe Avraham	333,333	333,333	2.39%
Yaacov Bantay	448,868	448,868	3.20%

(1)	The number of ordinary shares beneficially owned in this column includes options to purchase our ordinary shares that are exercisable within 60 days.

(2)

Percentages in this column are based on the proportion of the number of ordinary shares beneficially owned by the indicated person out of the 13,599,626 ordinary shares outstanding as of June 15, 2005, plus the number of underlying shares as the indicated person has the right to receive upon the exercise of options/warrants which are exercisable within 60 days of June 15, 2005.

In addition, as of June 15, 2005, other directors and executives of Robomatix and our subsidiaries were known to us to beneficially own less than one percent of our ordinary shares, including our directors Ariel Levi and Yitzchak Oz, our external directors Nir Reshef and Ruth Berger, as well as officers of Telecom Israel, Michal Even Chaim, Amit Ben Yehuda, Yochanan Korman, Udi Cnaani, Yariv Porat, David Doron and Yitzchak Kanti.

(2)

Includes 87,200 shares held directly by Zvika Barinboim and 8,188,150 shares held by Silverboim Holdings. The options to purchase 60,000 of our ordinary shares are held by Zvika Barinboim at an exercise price of $0.70 per ordinary share. Silverboim Holdings is a privately held company whose outstanding shares are held by Zvika Barinboim (20.68%), Barhoz Holdings Ltd. (22.38%), Zvi Bar-Nes Nisensohn and a company under his control (17.02%), Gilex Holding B.V (19.27%), Shrem, Fudim, Kelner & Co. Ltd. (9.57%) and Hapoalim Assets (Shares) Ltd. (11.08%). Zvika Barinboim holds, primarily through a wholly-owned company, 51% of the voting rights and 26.92% of the capital stock of Barhoz Holdings Ltd. On March 11, 2002, Poalim Nehasim Ltd. granted Zvika Barinboim an irrevocable power of attorney for a period of three years under which Zvika Barinboim will be entitled to exercise all of the voting rights of Poalim Nehasim in Silverboim Holdings for the election of directors.As a result, Zvika Barinboim holds, directly and indirectly, approximately 43.18% of the voting rights of Silverboim Holdings. Certain shareholders of Silverboim Holdings hold options to purchase ordinary shares of Silverboim Holdings and the numbers presented above do not represent percentages of holdings on a fully diluted basis.

Yitzhak Oz holds, through a company under his control, approximately 15% of the voting rights and 15% of the capital stock of Barhoz Holdings Ltd., which holds 22.38% of the share capital of Silverboim Holdings.

          As of June 15, 2005, neither our or our subsidiaries’ directors nor our or our subsidiaries’ chief executive officer have exercised any options.

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

          In 2004, our audit committee, board of directors, and shareholders (as applicable) approved the grant of 240,000 options to Amit Goldwasser, 60,000 options to Yitzhak Oz and 60,000 options to Ariel Levi at an exercise price of $0.40. On June 27, 2004, our Board of Directors approved the new option plan which will govern these new options, and we subsequently filed the plan with the Israeli Income Tax Authority.

          In connection with our acquisition of Tadiran Telecom we issued the employees of Tadiran Telecom Ltd., whose employment continued in Telecom Israel, with options to purchase an aggregate of 4,035,577 of our ordinary shares, at an exercise price of $0.77 per share, which as of June 15, 2005, constituted 19.87% of our fully diluted share capital. These options vest in equal amounts every year over a period of four years beginning in 2004, on December 30 of every year. The exercise period of the options is five years from the date of grant. The vesting periods shall be accelerated in the event of change of control in the Company.

Item 7:	Major Shareholders and Related Party Transactions

A.	Major Shareholders

          The following table sets forth, as of June 15, 2005, the number of ordinary shares owned beneficially by all shareholders known to us to beneficially own more than five percent of our ordinary shares. The information presented was provided to us by the named shareholders. Robomatix is not directly or indirectly owned or controlled by any other corporation or by a government. The named shareholders in this table do not have different voting rights with respect to the ordinary shares indicated.

Name	Number of Ordinary Shares Beneficially Owned (1)	Number of Options Exercisable within 60 days	Percent of Total Shares and Exercisable Options (2)

Silverboim Holdings Ltd.(3)	8,188,150	–	60.21%
Mr. Zvika Barinboim(4)	8,235,350	60,000	61.29%
Gilex Holdings B.V.(5)	2,758,587	–	20.43%
Tadiran Telecom Ltd. (6)	1,674,403	1,674,403	10.96%

(1)	The number of ordinary shares beneficially owned in this column includes options to purchase our ordinary shares that are exercisable within 60 days.

(2)

Percentages in this column are based on the proportion of the number of ordinary shares beneficially owned by the indicated person out of the 13,599,626 ordinary shares outstanding as of June 15, 2005 plus such number of ordinary shares as the indicated person or group has the right to receive upon the exercise of options which are exercisable within 60 days of June 15, 2005.

(3)

Includes shares held by Silverboim Holdings only. Zvika Barinboim, the chairman of our board of directors, who holds, directly and indirectly, approximately 43.18% of the voting rights of Silverboim Holdings, holds 87,200 of our ordinary shares.

(4)

The shares includes 87,200 ordinary shares held by Zvika Barinboim and 8,188,150 shares held by Silverboim Holdings. The options to purchase 60,000 of our ordinary shares are held by Zvika Barinboim exercisable as long as he continues to serve as a director of the company at an exercise price of $0.70 per ordinary share. Silverboim Holdings is a privately held company whose outstanding shares are held by Zvika Barinboim (20.68%), Barhoz Holdings Ltd. (22.38%), Zvi Bar-Nes Nisensohn and a company under his control (17.02%), Gilex Holding B.V (19.27%), Shrem, Fudim, Kelner & Co. Ltd. (9.57%) and Hapoalim Assets (Shares) Ltd. (11.08%). Zvika Barinboim holds, primarily through a wholly owned company, 51% of the voting rights and 26.92% of the capital stock of Barhoz Holdings Ltd. On March 11, 2002, Poalim Nehasim Ltd. granted Zvika Barinboim an irrevocable power of attorney for a period of three years under which Zvika Barinboim will be entitled to exercise all of the voting rights of Poalim Nehasim in Silverboim Holdings for the election of directors. As a result, Zvika Barinboim holds, directly and indirectly, approximately 43.18% of the voting rights of Silverboim Holdings. Certain shareholders of Silverboim Holdings hold options to purchase ordinary shares of Silverboim Holdings and the numbers presented above do not represent percentages of holdings on a fully diluted basis. Zvika Barinboim disclaims beneficial ownership of the securities owned by Silverboim Holdings, except to the extent of his pecuniary interest in those securities.

(5)	Includes 1,577,857 shares held by Silverboim Holdings. Gilex holds 19.27% of the outstanding ordinary shares of Silverboim Holdings and has a representative on its board of directors.

(6)

These options to purchase our ordinary shares are exercisable at a price per share of $0.70, for a period of three years from the closing date of the acquisition, October 6, 2004, and were granted to Tadiran Telecom Ltd. in connection with our acquisition of the assets and liabilities of the service, maintenance, sales and marketing divisions in Israel of Tadiran Telecom Ltd. through our subsidiary, Telecom Israel.

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

          As of June 15, 2005, there were 339 stockholders of record holding 13,599,626 of our ordinary shares. To the best of our knowledge, 234 of these stockholders, holding 4,178,977 of our ordinary shares constituting 30.73% of our issued and outstanding share capital, reside or have offices in the United States, including the American Stock Transfer & Trust Company.

B.	Related Party Transactions

          On January 1, 2004, we entered into a Consulting and Management Services Agreement with Franz Kalff GmbH, a private German company, which is wholly-owned by one of our wholly-owned subsidiaries, Mersa Holdings B.V., a private Dutch company. According to the terms of the Consulting and Management Services Agreement, Franz Kalff retains our consulting and management services to assist with expansion into new markets, financing, organizational restructuring, obtaining new products for sale related to the Franz Kalff’s business, and development of business relationships with export countries. In consideration for our performance of these management services, Franz Kalff pays us management fees at a rate of approximately fifteen thousand U.S. dollars per month. The management fees for the year 2004 were paid on March 30, 2005 and the management fees for the year 2005 and thereafter are payable in quarterly installments of forty-five thousand U.S. dollars. The Consulting and Management Services Agreement shall remain in effect as long as we are the controlling shareholder of Franz Kalff.

          On June 14, 2005, WorldGroup Holdings Ltd., a public Israeli company traded on the Tel Aviv Stock Exchange, published a tender offer for the purchase of all of the issued and outstanding shares of Robomatix, at a price per share of $1.00. Worldgroup Holdings is indirectly controlled by Silverboim Holdings Ltd., which is also our controlling shareholder. Together with entities directly and indirectly controlling Worldgroup Holdings, Worldgroup Holdings currently own approximately 61.62% of our outstanding ordinary shares. If Worldgroup Holdings acquires up to 90% or more than 95% of our outstanding ordinary shares in the offer, it will consummate of the tender offer there are fewer than 300 holders of record of our ordinary shares resident in the U.S., Worldgroup Holdings intends to cause the delisting of our ordinary shares and there will no longer be any public market for our ordinary shares. On June 21, 2005, Shaul Ashkenazi, who is a director in and holds approximately 31.5% of Worldgroup Holdings’s issued share capital, filed a claim against Worldgroup, Zvika Barinboim, Siverboim Holdings Ltd., Gilex Holdings B.V., Ariel Levi and Marc Zalcman, in which he petitioned the Tel Aviv District Court in Israel to declare the tender offer invalid. The claim alleges that Worldgroup’s tender offer is inadvisable to Worldgroup because the price per share in the offer is too high, and alleges that the offer was not duly authorized by the shareholders of Worldgroup. As of the date of this annual report, Worldgroup has not yet filed a response. For more information, see “Item 4: Information on the Company – History and Development – Changes of Ownership and Capital Structure”.

C.	Interests of Experts and Counsel

Not required.

Item 8:	Financial Information

A.	Consolidated Statements and Other Financial Information

Financial Statements

          Our consolidated financial statements are incorporated herein by reference to pages F-1 to F-37.

Legal Proceedings

          None.

B.	Significant Changes

          During the first quarter of 2005, we entered into an oral agreement with Marc Zalcman according to which we sold him 10% of our holdings in Tadiran Telecom Communication Services in Israel – Limited Partnership, or Telecom Israel, through which we acquired the assets and liabilities of the service, maintenance, sales and marketing divisions in Israel of Tadiran Telecom Ltd. Additionally, we sold to Mr. Zalcman 10% of our holdings in Tadiran Telecom – Communication Services in Israel Ltd., which was the general partner and 10% stakeholder in Telecom Israel. Under the terms of the share purchase, Mr. Zalcman shall have the same rights and obligations as held by us, pro rata, in the activities of Telecom Israel, in consideration for his payment of 10% of our consideration to Tadiran Telecom Ltd. Following this purchase, our direct and indirect holdings in Telecom Israel were reduced to 89.1% (For more information regarding our acquisition of Telecom Israel, see “Item 4: Information on the Company – Recent Capital Expenditures.”). Mr. Zalcman also has an interest in Worldgroup Holdings Ltd., which published on June 14, 2004, a tender offer for the purchase of all of our issued and outstanding shares (For more information regarding Worldgroup Holdings’s tender offer, see “Item 7: Major Shareholders and Related Party Transactions”).

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

          The following sets forth the high and low sales prices for our ordinary shares as quoted on the over-the-counter bulletin board for the periods indicated:

	High	Low

Annually
Fiscal 2000	$5.00	$0.65
Fiscal 2001	$1.03	$0.15
Fiscal 2002	$0.25	$0.06
Fiscal 2003	$0.25	$0.06
Fiscal 2004	$0.70	$0.25
Quarterly
Fiscal 2002:
First Quarter	$0.20	$0.10
Second Quarter	$0.23	$0.10
Third Quarter	$0.25	$0.06
Fourth Quarter	$0.25	$0.06
Fiscal 2003
First Quarter	$0.50	$0.05
Second Quarter	$0.28	$0.13
Third Quarter	$0.35	$0.15
Fourth Quarter	$0.50	$0.22
Fiscal 2004
First Quarter	$0.35	$0.25
Second Quarter	$0.28	$0.25
Third Quarter	$0.43	$0.25
Fourth Quarter	$0.80	$0.30
Fiscal 2005
First Quarter	$0.70	$0.40
Monthly
December 2004	$0.80	$0.50
January 2005	$0.55	$0.40
February 2005	$0.65	$0.50
March 2005	$0.70	$0.45
April 2005	$0.77	$0.70
May 2005	$0.96	$0.74

          The foregoing closing bid quotations reflect inter-dealer quotations without retail mark-ups, markdowns or commissions and may not represent actual transactions.

Item 10:	Additional Information

A.	Share Capital

Not Applicable

B.	Memorandum and Articles of Association

          The provisions of our articles of association with respect to transactions in which our directors have a personal interest, are subject to the provisions of the Companies Law, described under “Item 6: Directors, Senior Management and Employees – Board Practices – Approval of Transactions under the Companies Law.” Our articles of association do not set a higher standard for approval of interested party’s transactions than the standard set by the Companies Law 5759-1999, as amended.

          In February 2000, the Israeli Companies Ordinance (New Version) – 1983 was replaced by the Companies Law. Our articles of association were approved before the enactment of the Companies Law. In all instances in which the Companies Law differ from the Companies Ordinance, and as a result our articles of association are not consistent with the Companies Law, the provisions of the Companies Law prevail unless the Companies Law provides otherwise. Similarly, where a provision of our articles of association refer to a section of the Companies Ordinance that has been replaced by a corresponding section in the Companies Law, such provision shall be interpreted as referring to the relevant section of the Companies Law.

          Our articles of association do not set age limitations with respect to our directors and the directors are not required to hold qualifying shares.

          As of the date of this report our authorized share capital consists of 30,000,000 ordinary shares, nominal value NIS 1.46 per share, of which,as of June 15, 2004, 13,599,626 ordinary shares are issued and outstanding.

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

          Approval of Transactions under the Companies Law. The Israel Companies Law codifies the fiduciary duties that an office holder, including directors and executive officers, owe to a company. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the same level of skill with which a reasonable office holder in a similar position would have acted under the circumstances. Such duty requires the use of reasonable means to obtain information on the advisability of a given action brought for an office holder’s approval or an action performed by the office holder by virtue of such office holder’s position, and all other significant information pertaining to those actions. The duty of loyalty requires an office older to act in good faith and for the benefit of the Company, and includes the following:

—	a duty to avoid conflicts of interest between such office holders’ position in the company and other positions such office holder holds, or such office holder’s personal affairs;

—	a duty to avoid competition with the company;

—	a duty to avoid exploitation of any business opportunity of the company for such office holders’ own benefit or for the benefit of others; and

—	a duty to disclose to the company any information or documents relating to the company’s affairs which such office holder received due to its position as an office holder.

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

          Duties of a Shareholder. Under the Companies Law, a shareholder has a duty to act in good faith and in a customary manner towards the Company and other shareholders and refrain from improperly exploiting his power, including, among other things, when voting in the general meeting of the shareholders on the following matters:

—	any amendment to the articles of association;

—	an increase of the Company’s authorized share capital;

—	a merger; or

—	approval of specific acts and transactions which require shareholder approval pursuant to the provisions relating to fiduciary duty and transactions with interested parties.

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

          According to the Israeli Companies Law-1999, the disclosure requirements discussed above also apply to a controlling shareholder of a public company. Such requirements also apply to certain shareholders of a public company, with respect to private placements that will increase their relative holdings in the company. A controlling shareholder, which is defined for the purposes of approval of transactions with controlling shareholders as a shareholder that holds 25% or more of the voting rights if no other shareholder holds more than 50% of the voting rights in publicly traded companies is subject to disclosure requirements in Extraordinary Transactions in which it has a personal interest and such shareholder’s compensation as office holders or employees requires the approval of the audit committee, the board of directors and a special majority of the shareholders of the company. The shareholder approval must either include at least one-third of the shares held by disinterested shareholders who actively participate in the voting process (without taking abstaining votes into account, or it must be shown that the total holdings of the non-interested parties who voted against the transaction do not represent more than one percent of the voting rights in the company.

          Private placements in a public company require approval by a company’s board of directors and shareholders in the following cases:

—	A private placement that meets all of the following conditions:

°

The private placement will increase the relative holdings of a shareholder that holds five percent or more of the company’s outstanding share capital, assuming the exercise of all of the securities convertible into shares held by that person, or that will cause any person to become, as a result of the issuance, a holder of more than five percent of the Company’s outstanding share capital.

	°	20 percent or more of the voting rights in the company prior to such issuance are being offered.

	°	All or part of the consideration for the offering is not cash or registered securities, or the private placement is not being offered at market terms.

—	A private placement which results in anyone becoming a controlling shareholder of the public company.

In addition, under the Companies Law – 1999, certain transactions or a series of transactions are considered to be one private placement.

          Any placement of securities that does not fit the above description may be issued at the discretion of the board of directors. If we are successful in conducting our initial public offering in Israel, our shareholders will be subject to these approvals.

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

          Indemnification. Our articles of association allow for indemnification of office holders for certain liabilities incurred in connection with acts in his/her capacity as an office holder. On March 19, 2001, our shareholders approved an amendment to our articles of association, pursuant to which we may exempt an office holder in advance for his liability, or any part thereof, for damage in consequence of a breach of his duty of care to us. The amendment also provides that under certain circumstances, we may indemnify an office holder retroactively for an obligation or expense imposed on him in consequence of acts done in his capacity as an office holder of our company; and we may give an advance undertaking vis-a-vis an office holder to indemnify him in respect of an obligation or expense. Any indemnity provided for in the articles of association is limited in its scope by the Companies Law, which provides that a company may not indemnify an officer or director for:

—	a breach of his duty of loyalty, unless the officer or director acted in good faith and had reasonable grounds to assume that the action would not harm the company;

—	an intentional or reckless breach of their duty of care;

—	an act done with the intent to unlawfully realize personal gain; or

—	a criminal fine or administrative penalty imposed on the officer or director.

—

damages caused to the company due to any breach of such Office Holder’s duty of care towards the company in a “distribution”, which is defined in the Companies Law as the grant of a dividend or an undertaking to grant a dividend.

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

C.        Material Contracts

          The following are the material contracts to which Robomatix is or was a party to during the preceding two years:

          On January 1, 2004, we entered into a Consulting and Management Services Agreement with Franz Kalff GmbH, under which we supply Franz Kalff with management services. For more information, see “Item 7: Major Shareholders and Related Party Transactions.”

          On July 19, 2004, we entered into an asset purchase agreement and distribution agreement with Tadiran Telecom for the purchase of the assets and liabilities of its service, maintenance, sales and marketing divisions in Israel as of March 31, 2004. See “Item 4: Information on the Company – Recent Capital Expenditures.”

D.        Exchange Controls

          Non-residents of Israel who purchase our ordinary shares with certain non-Israeli currencies (including United States dollars) and through an authorized foreign currency dealer bank, will be able to convert dividends including dividends of liquidation distributions and proceeds from the sale of such shares into freely repatriable non-Israeli currencies at the rate of exchange prevailing at the time of repatriation, pursuant to a general permit issued by the Controller of Foreign Currency at the Bank of Israel under the Currency Control Law, 1978, provided that Israeli income tax, if due, has been paid (or withheld) on such amounts. See “Item 5: Operating and Financial Review and Prospects – Conditions in Israel – Economic Conditions.”

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

          General Corporate Tax Structure. Before the 2004 tax year, Israeli companies were generally subject to Company Tax at the rate of 36% of taxable income. Following an amendment to Israeli tax law, the company tax rate has been reduced to 35% for 2004 and will be reduced in subsequent tax years as follows: in 34% in 2005, 32% in 2006 and 30% by 2007.

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

          Real gains from the sale of our shares before January 1, 2003 were subject to tax at a rate of 35%. As of January 1, 2003, such gains are subject to tax at a rate of 15% (including with respect to gains accrued before that date), so long as our shares remain listed for trading on a stock exchange in Israel or abroad. These reduced rates of tax do not apply, among others, to traders in securities for whom the gains are business income; to companies subject to taxation under Israel’s Income Tax Law (Inflationary Adjustments); and may not apply to shareholders who held our shares before they were registered for trading on the NASDAQ. Non-residents of Israel will be exempt from capital gains tax on the sale of our shares if they were not purchased before the listing of our shares for trade on the NASDAQ, the shares are not held as part of a permanent establishment the non-resident maintains in Israel, and the shares remain listed on a stock exchange in Israel or abroad.

          Dividends. Dividend distributions by one Israeli corporation to another Israeli corporation are generally not subject to taxation. Dividends paid to individuals and foreign corporations are generally taxed at 25%. The tax paid on dividends is withheld at the source. The above tax rates may be reduced pursuant to specific rulings or an applicable tax treaty.

          United States -Israel Tax Treaty. Pursuant to the tax treaty between the United States and Israel (the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended), the sale, exchange or disposition of ordinary shares of an Israeli company by a person who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and who is entitled to claim benefits under the Treaty (“Treaty U.S. Resident”) will not be subject to Israeli capital gains tax unless that Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions. A sale, exchange or disposition of ordinary shares by a Treaty U.S. Resident who holds, directly or indirectly, shares representing 10% or more of the voting power at any time during such preceding 12-month period would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the United States income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in United States laws applicable to foreign tax credits.

          Taxation of Non-Residents of Israel. Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares (stock dividends), income tax at the rate of 25% is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.

          Under the U.S.-Israel Tax Treaty, Israeli withholding tax on dividends paid to a U.S. treaty resident may not, in general, exceed 25%. Where the recipient is a U.S. corporation owning 10% or more of the voting stock of the paying corporation, the Israeli tax withheld may not generally exceed 12.5%, subject to certain conditions.

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

          The following table presents fees we recorded for professional audit services rendered by our auditors for the audit of our consolidated annual financial statements for the years ended December 31, 2004 and 2003, and fees billed for other services rendered by our auditors including our public offerings of securities and tax services.

	2003	2004

Audit (1)	$46,000	$62,000

Tax Fees	$4,000	$4,000

Other Consulting Services	0	$0

Total	$50,000	$66,000

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

See pages F–1 to F–36.

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

4.8

Agreement, dated as of January 18, 2001, between Robomatix Technologies Ltd. and Mersa Holdings B.V. (incorporated by reference to the 2001 20-F filed with the Securities Exchange Commission on June 30, 2002)

4.9	Translation of a letter agreement with Bank Hapoalim, dated as of November 15, 2001(incorporated by reference to the 2001 20-F filed with the Securities Exchange Commission on June 30, 2002)

4.10

Agreement on the Sale and Transfer of Real Property of Franz Kalff GmbH and Lease Agreement as presented and executed before Dietrich Kleppi, notary public, Bonn, Germany (incorporated by reference to the 2002 20-F filed with the Securities Exchange Commission on June 30, 2003)

4.11

Summary of Agreement, dated as of June 3, 2004 by and between Robomatix Technologies Ltd. and Eyal Raef Adv., as trustee for un-named parties (incorporated by reference to the 2003 20-F filed with the Securities Exchange Commission on July 13, 2004)

4.12	Consulting and Management Services Agreement dated as of January 1, 2004 by and between Robomatix Technologies Ltd. and Franz Kalff GmbH

4.13	Summary of Asset Purchase Agreement, dated as of July 19, 2004 by and between Robomatix Technologies Ltd. and Tadiran Telecom Business Systems (currently known as Tadiran Telecom Ltd.)

4.14	Summary of Distribution Agreement, dated as of July 19, 2004 by and between Robomatix Technologies Ltd. and Tadiran Telecom Business Systems (currently known as Tadiran Telecom Ltd.)

8.1	List of Significant Subsidiaries

11	Code of Ethics (incorporated by reference to the 2003 20-F filed with the Securities Exchange Commission on July 13, 2004)

12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002

(1) Previously filed with the Securities and Exchange Commission on January 31, 2001 as part of Form 6-K for the month of January, 2001, and incorporated by reference herein.

*Although the agreement has not yet been executed by the parties, the enclosed draft was the form of agreement approved by our shareholders and the parties are acting pursuant to its terms.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized on this 30th day of June 2005.

ROBOMATIX TECHNOLOGIES LTD.

By:	/S/ ZVIKA BARINBOIM

Zvika Barinboim
Chairman of the Board of Directors

Exhibit Index

Exhibit Number	Name

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

4.8

Agreement, dated as of January 18, 2001, between Robomatix Technologies Ltd. and Mersa Holdings B.V. (incorporated by reference to the 2001 20-F filed with the Securities Exchange Commission on June 30, 2002)

4.9	Translation of a letter agreement with Bank Hapoalim, dated as of November 15, 2001(incorporated by reference to the 2001 20-F filed with the Securities Exchange Commission on June 30, 2002)

4.10

Agreement on the Sale and Transfer of Real Property of Franz Kalff GmbH and Lease Agreement as presented and executed before Dietrich Kleppi, notary public, Bonn, Germany (incorporated by reference to the 2002 20-F filed with the Securities Exchange Commission on June 30, 2003)

4.11

Summary of Agreement, dated as of June 3, 2004 by and between Robomatix Technologies Ltd. and Eyal Raef Adv., as trustee for un-named parties (incorporated by reference to the 2003 20-F filed with the Securities Exchange Commission on July 13, 2004)

4.12	Consulting and Management Services Agreement dated as of January 1, 2004 by and between Robomatix Technologies Ltd. and Franz Kalff GmbH

4.13	Summary of Asset Purchase Agreement, dated as of July 19, 2004 by and between Robomatix Technologies Ltd. and Tadiran Telecom Business Systems (currently known as Tadiran Telecom Ltd.)

4.14	Summary of Distribution Agreement, dated as of July 19, 2004 by and between Robomatix Technologies Ltd. and Tadiran Telecom Business Systems (currently known as Tadiran Telecom Ltd.)

8.1	List of Significant Subsidiaries

11	Code of Ethics (incorporated by reference to the 2003 20-F filed with the Securities Exchange Commission on July 13, 2004)

12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002

(1) Previously filed with the Securities and Exchange Commission on January 31, 2001 as part of Form 6-K for the month of January, 2001, and incorporated by reference herein.

*Although the agreement has not yet been executed by the parties, the enclosed draft was the form of agreement approved by our shareholders and the parties are acting pursuant to its terms.

ROBOMATIX TECHNOLOGIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004

ROBOMATIX TECHNOLOGIES AND ITS SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Robomatix Technologies Ltd.

We have audited the accompanying consolidated balance sheets of Robomatix Technologies Ltd. (the “Company”) and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each of the two years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2003 and the consolidated results of their operations and their consolidated cash flows for each of the years then ended, in conformity with U.S. generally accepted accounting principles.

Brightman Almagor & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
May 8, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

ROBOMATIX TECHNOLOGIES LTD.

        We have audited the accompanying consolidated statements of income, changes in shareholders’ equity and cash flows for the year ended December 31, 2002 of Robomatix Technologies LTD (“the Company”) and its subsidiaries. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit alson includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows for the year ended December 31, 2002 of the Company and its subsidiaries, in conformity with US generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
May 31, 2003	A Member of Ernst & Young Global

ROBOMATIX TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	December 31

	2 0 0 4	2 0 0 3

ASSETS

Current assets
Cash and cash equivalents	$535	$1,742
Available-for-sale marketable securities (Note 4)	811	293
Trade receivables, net of allowance for doubtful accounts of $111 and $50, respectively	8,592	1,266
Other accounts receivable and prepaid expenses (Note 14a)	195	1,003
Inventories (Note 14b)	6,164	4,725

Total current assets	16,297	9,029

Long-term investments (Note 5)	532	4,748

Property and equipment (Note 6)
Cost	2,936	2,595
Less – accumulated depreciation	(2,634)	(2,480)

	302	115

Deferred taxes (Note 12f)	2,095	2,276

Goodwill, net (Note 7a)	1,093	564

Other acquired intangibles assets, net (Note 7b)	5,718	-

Total assets	$26,037	$16,732

The accompanying notes are an integral part of the consolidated financial statements.

ROBOMATIX TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS (CONTD.)
(U.S. dollars in thousands, except share data)

	December 31

	2 0 0 4	2 0 0 3

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Short-term bank credit (Note 14c)	$5,453	$2,004
Current maturities of long-term loans (Note 8a)	2,097	565
Trade payables	2,265	819
Other accounts payable and accrued expenses (Note 14d)	5,228	1,707

Total current liabilities	14,811	5,095

Long-term liabilities
Long-term loans, net of current maturities (Note 8a)	3,117	3,617
Pension and severance pay (Note 9)	1,502	652

	4,851	4,269

Commitments and contingent liabilities (Note 10)

Shareholders’ equity (Note 11)
Share capital -
Ordinary shares of NIS 1.46 par value:
Authorized: 34,100,000 shares as of December 31, 2004 (2003-30,000,000); Issued and outstanding: 13,599,626 shares as of December 31, 2004 and 2003	5,649	5,649
Additional paid-in capital	30,315	30,133
Accumulated other comprehensive income	925	512
Accumulated deficit	(30,514)	(28,926)

Total shareholders’ equity	6,375	7,368

Total liabilities and shareholders’ equity	$26,037	$16,732

The accompanying notes are an integral part of the consolidated financial statements.

ROBOMATIX TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share data)

	Year ended December 31,

	2 0 0 4	2 0 0 3	2 0 0 2

Sales (Note 2 and 15a)
Products	$20,486	$12,493	$8,704
Services	3,111	-	-

Total sales	23,597	12,493	8,704

Costs of sales
Products	15,146	9,649	6,708
Services	1,481	-	-

Total costs of sales	16,627	9,649	6,708

Gross profit	5,970	2,844	1,996

Selling and marketing expenses	1,455	946	655
General and administrative expenses	2,741	1,949	1,471

Operating Income (loss)	1,774	(51)	(130)
		-	-
Impairment of a long-term investment	(2,218)	-	-
Impairment of available for sale marketable securities (Note 4)	(572)	-	-
Financial expenses, net (Note 15c)	(388)	(10)	(191)
Other income (Note 15b)	142	1,045	257

Income (loss) before taxes on income	(1,262)	984	(64)
Taxes on income	332	195	378

	(1,594)	789	(442)
Equity in earnings of an affiliate	6	481	-

Net income (loss)	$(1,588)	$1,270	$(442)

Basic and diluted net earnings (loss) per share -	$(0.12)	$0.09	$(0.03)

Weighted average number of shares used in computing basic net earnings (loss) per share	13,599,626	13,599,626	13,599,626

Weighted average number of shares used in computing diluted net earnings (loss) per share	13,599,626	13,599,626	13,599,626

The accompanying notes are an integral part of the consolidated financial statements.

ROBOMATIX TECHNOLOGIES LTD.

STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
(U.S. dollars in thousands)

	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Comprehensive income (loss)	Total shareholders’ equity

Balance at January 1, 2002	$5,649	$29,524	$(69)	(29,754)		5,350
Gain from transaction with related party (see Note 1b)	-	609	-	-		609
Other comprehensive income (losses):
Foreign currency translation adjustments	-	-	162	-	162	162
Unrealized losses on available-for-sale marketable securities	-	-	(129)	-	(129)	(129)
Net loss	-	-	-	(442)	(442)	(442)

Total comprehensive loss					(409)

Balance at December 31, 2002	5,649	30,133	(36)	(30,196)		5,550
Other comprehensive income:
Foreign currency translation adjustments	-	-	386	-	386	386
Unrealized gains on available-for-sale marketable securities	-	-	162	-	162	162
Net income	-	-	-	1,270	1,270	1,270

Total comprehensive income					1,818

Balance at December 31, 2003	5,649	30,133	512	(28,926)		7,368

Other comprehensive income (losses):
Foreign currency translation adjustments	-	-	533	-	533	533
Unrealized losses on available-for-sale marketable securities	-	-	(692)	-	(692)	(692)
Realization of losses on available-for-sale marketable securities	-	-	572	-	572	572
Options issued in consideration for purchase of a subsidiary	-	182	-	-	-	182
Net income	-	-	-	(1,588)	(1,588)	(1,588)

Total comprehensive income					(1,175)

Balance at December 31, 2004	5,649	30,315	925	(30,514)		6,375

The accompanying notes are an integral part of the consolidated financial statements.

ROBOMATIX TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31,

	2 0 0 4	2 0 0 3	2 0 0 2

Cash flows from operating activities
Net income (loss)	$(1,588)	$1,270	$(442)
(used in) operating activities from continuing operations:
Impairment of a long-term investment	2,218	-	-
Loss from sale of long-term investments	55	-	-
Impairment of available for sale marketable securities	572
Loss from sale of property and equipment	-	234	-
Equity in earnings of an affiliate	(6)	(481)	-
Gain from sale of a subsidiary	-	(993)	-
Deferred income taxes	373	214	378
Accrued interest on long-term loans	(374)	(14)	-
Depreciation	330	57	201
Increase in inventories	(448)	(1,417)	(83)
Accrued pensions and severance pay	2	(8)	(13)
Decrease (increase) in other accounts receivable and prepaid expenses	523	(319)	61
Increase (decease) in trade payables	1,335	33	(248)
Increase in other accounts payable and accrued expenses	2,267	112	43
Decrease (increase) in trade receivables	(6,915)	716	(167)

Net used in operating activities	(1,656)	(596)	(270)

Cash flows from investing activities
Purchase of property and equipment	(50)	(67)	(13)
Proceeds from sale of a subsidiary to a related party	190	172	208
Investment in other companies	-	(2,108)	(23)
Proceeds from sale of subsidiaries (a)	304	779	-
Payment for acquisition of a consolidated partnership (b)	(2,015)	-	-
Proceeds from sale of available for sale marketable securities	102	4	-
Proceeds from sale of property and equipment	-	3,500	8
Proceeds from sale of long-term investments	760	-	-

Net cash provided by (used in) investing activities	(709)	2,280	180

Cash flows from financing activities
Proceeds from long-term debt	354	1,297	-
Repayment of long-term debt	(2,444)	(2,515)	(560)
Short-term bank credit, net	3,247	822	625

Net cash provided by (used in) financing activities	1,157	(396)	65

Effect of exchange rate changes on cash and cash equivalents	1	73	79

Increase (decrease) in cash and cash equivalents	(1,207)	1,361	54
Cash and cash equivalents at the beginning of the year	1,742	381	327

Cash and cash equivalents at the end of the year	$535	$1,742	$381

The accompanying notes are an integral part of the consolidated financial statements.

ROBOMATIX TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTD.)
(U.S. dollars in thousands)

		Year ended December 31,

		2 0 0 4	2 0 0 3	2 0 0 2

(a)	Proceeds from sale of subsidiaries (Note 1b and 1c)

	Assets and liabilities of the subsidiaries at date of disposal

	Working capital (excluding cash and cash equivalents)	$-	$(293)	$(39)
	Related party receivable related to sale of subsidiary	190	172	(362)
	Receivable related to sale of subsidiary	304	(304)	-
	Investment in an affiliate	-	481	-
	Foreign currency translation adjustments	-	(98)	-
	Capital gain	-	993	609
		-

		$494	$951	$208

(b)	Payment for acquisition of a consolidated partnership (see Note 3)

	Fair value of assets acquired and liabilities assumed at date of acquisition:

	Working capital (excluding cash and cash equivalents)	409	-	-
	Property, and equipment	(180)	-	-
	Accrued severance pay	768	-	-
	Goodwill and other intangible assets	(3,012)	-	-

		$(2,015)	$-	$-

(c)	Supplemental disclosure of cash flows activities

	Cash paid during the year for interest	$-	$62	$21

Supplementary information on financing activities not involving cash flows

	Sale of long-term investment for consideration of marketable securities	$-	$-	$264

	Issuance of warrants in exchange for acquisition of a consolidated subsidiary	$182	$-	$-

	Long-term loan for acquisition of a consolidated partnership	$3,127	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

ROBOMATIX TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 1 –	GENERAL

	a.	Nature of operations

Robomatix Technologies Ltd. (“the Company”) is an Israeli holding company.

The Company’s shares are traded on the OTC Bulletin Board (symbol: RBMFX.OB).

The Company holds all of the outstanding share capital of Franz Kalff GmbH (“Kalff”), a German company engaged in manufacturing through subcontractors, marketing and sale of first aid kits, primarily for the automotive industry. Since October 6, 2004 the Company holds all of the outstanding share capital of Tadiran Telecom Israel Partnership (“Tadiran Telecom Israel”), an Israeli Partnership that markets and sells communications solutions that support voice, data, video and advanced applications. The main areas of activity are marketing, selling and providing maintenance services of business systems and contact centers which are manufactured by Tadiran Telecom Ltd. (see Note 3). Additionally, the Company holds in direct 20% interests in eLady Ltd., a Japanese Internet commerce portal for women.

b.

In September 2002, the Company sold 100% of the share capital of Robomatix (Israel) Ltd. (a dormant subsidiary), to SPL Software Ltd., an Israeli company also held by Silverboim Holdings Ltd., the controlling shareholder, in consideration of $ 570. As a result of this sale, the Company recorded directly to shareholders’ equity the gain of $ 609 resulting from this related party transaction.

c.

In January 1, 2003, a subsidiary of the Company acquired the assets, liabilities and the operations of Edco Technologies Ltd. (“Edco”). In addition, it was decided to issue 9,200 Ordinary shares of the subsidiary to the sole shareholder of Edco that will comprise 50% of the subsidiary’s issued and outstanding share capital following the issuance. As a result, the Company’s holdings in the subsidiary were decreased to 49.5%.

In March 31, 2003, the Company entered into an agreement with Berger Holdings  (1992) Ltd. a publicly traded company in the Tel Aviv Stock Exchange, for the sale of all the Company holdings in the subsidiary. The consideration was $ 1,083 net of related expenses amounting to $ 192, and as a result the Company recorded a gain of approximately $ 993.

ROBOMATIX TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States (“U.S. GAAP”).

	a.	Use of estimates in preparation of financial statement

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

	b.	Financial statements in U.S. dollars

The reporting currency of the Company is the U.S. dollar (“dollar”). The functional currency of Kalff is the Euro. The functional currency of Tadiran Telecom Israel is the NIS.

The financial statements of the Company’s subsidiaries whose functional currency is other than the dollar are translated into dollars in accordance with the principles set forth in SFAS No. 52. Assets and liabilities have been translated at year-end exchange rates; results of operations have been translated at average exchange rates. The translation adjustments have been reported as a separate component of shareholders’ equity.

	c.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Inter-company transactions and balances have been eliminated upon consolidation.

	d.	Cash equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to cash, with original maturities of three months or less.

	e.	Marketable securities

Investments in marketable securities are accounted for in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”). Management determines the appropriate classification of its investments in marketable equity securities at the time of purchase and reevaluates such determinations at each balance sheet date. The Company classifies its marketable securities as available-for-sale. Accordingly, these securities are carried at fair value, with unrealized gains and losses reported in a separate component of shareholders equity under “Accumulated other comprehensive income (loss)”. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of operations.

ROBOMATIX TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	f.	Allowance for doubtful accounts

The allowance for doubtful accounts is calculated primarily with respect to specific receivables. The collection of which, in the opinion of the Company’s management, is doubtful.

	g.	Inventories

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided for slow-moving items or technological obsolescence. The Company wrote-off approximately $ 153, $ 150 and $ 145 in 2004, 2003 and 2002, respectively. The write-off is included in the cost of sales. Cost is determined as follows:

Raw materials - average cost basis.

Finished goods - average production costs including materials and labor.

Purchased products for commercial purposes - at cost.

	h.	Property and equipment

		1.	Property and equipment are stated at cost, net of accumulated depreciation.

		2.	Depreciation is calculated by the straight-line method, over the estimated useful lives of the assets, as follows:

Years

Improvements	10
Computers (including related software)	3
Machinery and equipment	5-10

i.	Investment in non-marketable securities

Investment in non-marketable securities are recorded at cost, net of other than temporary impairment, since the Company does not have the ability to exercise significant influence over the operating and financial policy of the companies.

The carrying value of investment in shares of the companies is periodically reviewed by management based upon the difference between the carrying amount and fair value of such investments. If this review indicates that the carrying value is higher than the fair value, the carrying value of those investments are reduced to their estimated fair value and the impairment loss is recognized in the statement of operations. The Company recognized impairment loss in the amount of $ 2,218 in the year 2004.

ROBOMATIX TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	j.	Impairment of long-lived assets

The Company and its subsidiaries’ long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144 “Accounting for the Impairment or Disposal of Long-lived Assets” (“SFAS No. 144”) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2004, no impairment losses have been identified.

	k.	Acquisition - related intangible assets

The Company accounts for its business combinations in accordance with SFAS No. 141 “Business Combinations” (“SFAS 141”) and the related acquired intangible assets and goodwill in accordance with SFAS No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 141 specifies the accounting for business combinations and the criteria for recognizing and reporting intangible assets apart from goodwill.

Acquisition-related intangible assets result from the Company’s acquisitions of businesses accounted for under the purchase method and consist of the values of identifiable intangible assets including distribution rights as well as goodwill. Goodwill is the amount by which the acquisition cost exceeds the fair values of identifiable acquired net assets on the date of purchase. SFAS 142 requires that goodwill not be amortized but instead be tested for impairment in accordance with the provisions of SFAS 142 at least annually and more frequently upon the occurrence of certain events. Acquisition-related intangible assets are reported at cost, net of accumulated amortization. Identifiable intangible assets other than goodwill are amortized on a straight-line basis over their estimated useful lives of five to seven years.

	l.	Stock based compensation

The Company accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25), and in accordance with FASB Interpretation No. 44. Pursuant to these accounting pronouncements, the Company records compensation for stock options granted to employees over the vesting period of the options based on the difference, if any, between the exercise price of the options and the market price of the underlying shares at that date.

Deferred compensation is amortized to compensation expense over the vesting period of the options.

ROBOMATIX TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	l.	Stock based compensation (Cont.)

Had compensation cost for the Company’s option plans been determined on the basis of the fair value at the grant dates in accordance with the provisions of SFAS No. 123 as amended by SFAS No. 148 “Accounting for Stock-Based Compensation” (“SFAS No. 148”), the Company’s pro forma net income (loss) and pro forma basic and diluted net income (loss) per share would have been as follows:

	Year ended December 31,

	2 0 0 4	2 0 0 3	2 0 0 2

Net income (loss) - as reported	(1,588)	1,270	(442)
Deduct: Total stock-based compensation determined under fair value based method for all awards	(18)	(49)	(44)

Net income (loss) - pro forma	(1,606)	1,221	(486)

Net income (loss) per share - as reported and pro-forma	(0.12)	0.09	(0.03)

Under SFAS No. 123, pro forma information regarding net income (loss) is required and determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No.123. The fair value of each option granted was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for the option plans 2004 and 2001 respectively: risk-free interest rates 3.16% and 2.75%; dividend yield of 0%; expected volatility of 85% and 83.8%, and expected life of 5 and 10 years

m.	Revenue recognition

The Company through Kalff generates revenues mainly from sales of first-aid kits. The Company sells its products primarily through retail stores and car manufacturers in Germany.

Additionally the company through Tadiran Telecom Israel generates revenues from sales of the contact centers, as well as maintenance services.

Revenues from product sales are recognized in accordance with Staff Accounting Bulletin No. 101 “Revenue Recognition in Financial Statements” (“SAB No. 101”) as amended by SAB No. 104 when delivery has occurred, persuasive evidence of an agreement exists, the vendor’s fee is fixed or determinable and the collection is probable.

Service revenues include mainly maintenance services which are recognized ratably over the term of the maintenance period.

ROBOMATIX TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	n.	Sales incentives and trade promotional allowances

The Company has adopted EITF No. 01-09 “Accounting for Consideration Given by a Vendor to a Customer (including a Reseller of the Vendor’s Products). In accordance with EITF 01-09, the Company offsets sales and marketing expenses deriving from sales incentives and trade promotional allowances against sales.

	o.	Income taxes

The Company and its subsidiaries account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. This Statement prescribes the use of the liability method whereby deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets when it is considered  more likely then not that they will not be utilized.

	p.	Net income (loss) per share

Basic and dilutive loss per share are computed in accordance with SFAS No. 128, “Earnings per Share”, using the weighted average number of ordinary shares outstanding. Basic net income (loss) per share excluded any dillutive effect of options and warrants. A total of 1,218,134 incremental shares were excluded from the calculation of diluted net income per ordinary share for 2004 due to the anti-dillutive effect.

	q.	Fair value of financial instruments

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value’ disclosures for financial instruments:

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

ROBOMATIX TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	r.	Concentrations of credit risk

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

The subsidiaries trade receivables are mainly derived from sales to customers in Germany and Israel, The subsidiaries have adopted credit policies and standards intended to accommodate industry growth and inherent risk. Management believes that credit risks are moderated by obtaining credit insurance, the diversity of its customer’ base and geographic sales areas. The subsidiaries perform ongoing credit evaluations of its customer’s financial condition and require collateral when deemed necessary.

The Company has no off-balance-sheet concentration of credit risk, such as foreign exchange contracts or option contracts.

	s.	Impact of recently issued accounting standards

Recently issued accounting standards

SFAS No. 123 (Revised 2004) “Share Based Payments”

In December 2004, the FASB issued SFAS No. 123 (revised 2004) “Share Based Payments” (“SFAS 123(R)”). This Statement is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation”, which supersedes APB Opinion No. 25, “Accounting for Stock Issued Employees” and its authoritative interpretations.

SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services; focuses primarily on accounting for transactions in which an entity obtains employee and directors services in share-based payment transactions; and does not change the accounting guidance for share-based payment transactions with parties other than employees.

SFAS 123(R) eliminates the alternative to use APB 25’s intrinsic value method of accounting that was provided in SFAS 123 as originally issued and requires to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The fair-value-based method in this Statement is similar to the fair-value-based method in SFAS 123 in most respects. The costs associated with the awards will be recognized over the period during which an employee is required to provide service in exchange for the award- the requisite service period (usually the vesting period).

The grant-date’s fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

ROBOMATIX TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	s.	Impact of recently issued accounting standards (Cont.)

Recently issued accounting standards (Cont.)

The provisions of SFAS 123(R) apply to all awards to be granted by the Company after June 30, 2005 and to awards modified, repurchased, or cancelled after that date. When initially applying the provisions of SFAS 123(R), in the first quarter of 2006, the Company will be required to elect between using either the “modified prospective method” or the “modified retrospective method”. Under the modified prospective method, the Company is required to recognize compensation cost for all awards granted after the adoption of SFAS 123(R) and for the unvested portion of previously granted awards that are outstanding on that date. Under the modified retrospective method, the Company is required to restate its previously issued financial statements to recognize the amounts previously calculated and reported on a pro forma basis, as if the original provisions of SFAS 123 had been adopted. Under both methods, it is permitted to use either a straight line or an accelerated method to amortize the cost as an expense for awards with graded vesting.

Management has recently commenced identifying the potential future impact of applying the provisions of SFAS 123(R), including each of its proposed transition methods, yet is currently unable to fully quantify the effect of this Standard on the Company’s future financial position and results of operations in accordance with U.S. GAAP. Nonetheless, it is expected that the adoption of SFAS 123(R) will increase the stock-based-award expenses the Company is to record in the future in comparison to the expenses recorded under the guidance currently applied by the Company.

SFAS 153, “Exchange of Non-Monetary Assets”

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets an amendment of APB No. 29”. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. The Company does not expect the adoption of SFAS 153 to have a material effect on the Company’s results of operations.

FASB Statement No. 151, Inventory Costs, an amendment to ARB 43 (SFAS 151)

In November 2004, the FASB issued FASB Statement No. 151, Inventory Costs, an amendment to ARB 43, Chapter 4 (SFAS 151). The amendment made by SFAS 151 clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges, and also require the allocation of fixed production overhead inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The provision of SFAS 151 should be applied prospectively. The Company does not expect the adoption of SFAS 151 to have a material effect on the Company’s results of operations.

	t.	Reclassification

Certain figures from prior years have been reclassified in order to conform to the 2003 presentation.

NOTE 3 –	SIGNIFICANT ACQUISITIONS

Acquisition of Tadiran Telecom Israel

In July 2004 the Company signed an agreement to purchase all the assets and assume certain liabilities of Tadiran Telecom Israel, which is engaged in selling, distribution, maintenance and installation of contact centers, manufactured by Tadiran Telecom Ltd. The purchase was consummated in October 2004. The total purchase price was $ 6,700 of which $ 3,800 was paid in October 2004.  The balance will be paid over three years.

According to the agreement, the Company is entitled to all net income from March 31, 2004 until October 1, 2004. This amount of $ 1,800 was reduced from the purchase price. Additionally, the Company issued 1,674,404 options to Tadiran Telecom Ltd. The fair value of the options on the grant date was $ 183. Total acquisition costs were $ 242. Thus, the total purchase price after adjustments is $ 5,325.

The transaction was accounted for in accordance with SFAS No. 141 and SFAS No. 142, and the financial results of Tadiran Telecom Israel have been included in the Company’s financial statements beginning on the acquisition date. The total purchase price of $ 5,325 was allocated on the basis of the estimated fair value of the assets acquired and the liabilities assumed.

The excess of the purchase price over the fair value of the net tangible assets acquired has been attributed to customer relationship, distribution rights agreement, and goodwill in the amounts of $ 1,463, $ 4,533 and $ 326, respectively. The purchase price attributed to customer relationship and distribution agreement is being amortized over their estimated useful lives, which are 7 and 5 years, respectively.

In accordance with SFAS No. 141 and SFAS No. 142, the purchase price attributed to goodwill is no longer amortized, but rather is subject to periodic impairment test.

The allocation of fair value is as follows:

Intangible assets	795
Customer relationship	1,463
Distribution right agreements	4,533
Goodwill	326
Liabilities acquired	(1,792)

Total purchase price	5,325

The following unaudited pro forma summary presents information as if the acquisition of Tadiran Telecom Israel occurred at the beginning of the periods presented. The pro forma data, which is provided for informational purposes only, is based on historical information and does not necessarily reflect the results that would have occurred, nor is it necessarily indicative of future results of operations of the consolidated entities.

ROBOMATIX TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 3 –	SIGNIFICANT ACQUISITIONS (Cont.)

Acquisition of Tadiran Telecom Israel (Cont.)

	Year ended December 31,

	2 0 0 4	2 0 0 3

Revenues	$41,096	$32,036

Net income	1,619	3,834

Earning per share:
Basic and diluted	0.12	0.03

NOTE 4 –	AVAILABLE-FOR-SALE MARKETABLE SECURITIES

	December 31,

	2 0 0 4	2 0 0 3

Leader Tech Ltd. (4.4%)	161	293
Israel Land Development Insurance Company Ltd. (2.4%) (1)	650	-

	811	293

1.

As of December 31, 2004 due to the market conditions, and since the Company’s management believes that the decline in the fair value is other than temporary, the cost basis of these securities was written down to fair value as a new cost basis. An impairment of available-for-sale marketable securities amounting to $ 572 was included in earnings. (See also Note 5.2). During 2005 the Company sold 86% of the investment in consideration of $ 865.

ROBOMATIX TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 5 –	LONG TERM INVESTMENT

	December 31,

	2 0 0 4	2 0 0 3

ELady (1)	$532	$2,685
Israel Land Development Insurance Company Ltd. (2)	-	1,238
Israel Credit Insurance Company Ltd (2)	-	825

	$532	$4,748

1.

During 2000, the Company invested in shares of eLady Ltd. (“eLady”), a Japanese company, engaged in operating a shopping mall, supplies various information which is primarily related to fashion and sell luxury, brand goods such as bags, accessories and watches over the eLady’s internet website.

The Company does not have any representative in eLady’s board, does not have the ability to exercise significant influence over the operating and financial policy of eLady, and was not able to obtain timely financial information from eLady. As a result, the Company does not account for its investment in eLLady in accordance with the equity method. In April and November 2003, eLady entered into stock subscription agreements for the issuance of Series A Preferred Stock (22% of eLady’s voting rights) to strategic investors and current shareholders for a total consideration of $1.2 million resulting in a decrease of the indirect holding of the Company from 27% to 20%.

During 2004, the Company examined the fair value of eLady (for which an impairment charge of $ 1000 had been previously recorded in 2001), and wrote down the investment by the amount of $ 2,218. The Company’s estimate is based upon the value of the Preferred Stock which it holds.

2.

In November 19, 2002, the Company reached two agreements with The Israel Land Development Insurance Holdings Company Ltd. (hereafter - ILDIH), pursuant to which the Company purchased 2.4% and 5.33% of the issued share capital of two private insurance companies controlled by ILDIH- Israel Land Development Insurance Company Ltd. and Israel Credit Insurance Company Ltd. (hereafter - ICIC), in consideration of $1,238 and $825, respectively.

During 2004, Israel Land Development Insurance Company Ltd. registered its shares for trade on the Tel Aviv Stock Exchange. In June 2004 the Company sold all its shares in ICIC for approximately $ 767.

ROBOMATIX TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 6 –	PROPERTY AND EQUIPMENT

Composition of assets, grouped by major classifications, is as follows:

	December 31,

	2 0 0 4	2 0 0 3

Cost:
Buildings, land and improvements	$53	$43
Computers (including related software)	256	96
Machinery and equipment	2,627	2,456

	2,936	2,595
Accumulated depreciation	(2,634)	(2,480)

Net book value	302	115

Depreciation expenses for the years ended December 31, 2004, 2003 and 2002, were $52, $57 and $201, respectively.

NOTE 7 –	ACQUIRED INTANGIBLES, NET

Comprised as follows:

	a.	Goodwill, net:

December 31,

2 0 0 4	2 0 0 3

$1,093	$564

b.	Other acquired intangible assets, net:

	December 31,

	2 0 0 4	2 0 0 3

Cost:
Distribution agreement	$4,533	$-
Customer relationship	1,463	-

	5,996	$-

Accumulated depreciation:	226	$-
Distribution agreement	52	-

Customer relationship	278	$-

	$5,718	$-

ROBOMATIX TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 8 –	LONG-TERM LOANS

	a.	Composed as follows:

	December 31,

	2 0 0 4	2 0 0 3

Long-term bank loans	$2,087	$4,182
Less - current maturities	565	565

	$1,522	$3,617

Long-term loan from others (*)	$3,127	$-
Less - current maturities	1,532	-

	$1,595	$-

	$3,117	$3,617

	(*)	A non-interest bearing NIS loan payable to Tadiran Telecom Ltd. in connection with the Tadiran Telecom Israel purchase (see Note 3).

b.	Classified by currency, linkage terms and interest rates, the total amount of the liabilities (before deduction of current maturities) is as follows:

	Weighted average interest rate

	December 31,		December 31,

	2 0 0 4	2 0 0 3	2 0 0 4	2 0 0 3

	%

In Swiss Franks	3.5	3.5	$2,087	$2,886
In Israeli currency	-	6.29	3,127	1,296

			$5,214	$4,182

d.	The liabilities mature as follows:

December 31,

2 0 0 4

2004 (current maturity)	$2,097
2005	1,508
2006	1,061
2007	548

$5,214

e.	As for pledges, see Note 10f.

ROBOMATIX TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 9 –	PENSION AND SEVERANCE PAY

	December 31,

	2 0 0 4	2 0 0 3

Severance pay of Subsidiary in Israel (1)	$801	$-
Pension liability of Subsidiary in Germany (2)	698	652
Severance pay in Israel (3)	3	-

	$1,502	$652

(1)

Upon acquisition, Tadiran Telecom became obligated to engage all of the transferred employees at the terms under which they were employed and with the rights to which they were entitled in the context of their employment by Tadiran Telecom Ltd., including continuing the applicability of the collective agreements to those employees who were covered by collective agreements. In accordance with these agreements, all of the severance pay accumulations to which the employees were entitled were transferred, as if they had been dismissed prior to the acquisition, to designated funds in the names of the employees and, in accordance with the provisions of Section 14 to the Severance Pay Law, the obligations for severance pay were covered in full.

These collective agreements also include the liability of Tadiran Telecom Ltd. to pay increased severance pay and early pensions to its employees in the event that they are dismissed during the period that is defined as the “safety net” period (through the year 2011). Employees who meet the criteria stipulated in these agreements (10 years remaining until retirement age (65) and seniority of at least 33 years with the Company) are entitled to retire voluntarily from their employment in the Company and have the right to all of the rights under the “safety net”. A liability for early pensions in the amount of $ 801 thousand was recorded with respect to these employees.

Within the context of the acquisition agreement, Tadiran Telecom undertook to desist from discharging employees or conveying dismissal notices during a 12-month period.

Tadiran Telecom also became obligated to provide a bank guarantee with regard to the “safety net” at a rate not lower than 35% of the updated safety net amount for the transferred employees (approximately $ 6 million) and not below $ 1.57 million. The amount of the “safety net” as of December 31, 2004 was calculated on the assumption that all of the transferred employees would be dismissed in accordance with the “safety net” terms which applies to them.

ROBOMATIX TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 9 –	PENSION AND SEVERANCE PAY (Cont.)

(2)

The German subsidiary maintains two defined benefit pension plans covering mostly retired and inactive employees. The pension benefits are based primarily on length of service. The  plans are not funded by the subsidiary and are closed to employees who were hired by it after 1987. Components of net periodic benefit cost are:

	December 31,

	2 0 0 4	2 0 0 3

Service cost	$-	$1
Interest cost	36	35

Net periodic benefit cost	$36	$36

Change in the projected benefit obligation for the defined benefit plans:

	December 31,

	2 0 0 4	2 0 0 3

Benefit obligation at beginning of year	$653	$553
Service cost	-	1
Interest cost	35	35
Benefits paid	(47)	(45)
Foreign currency translation adjustments	57	108

Benefit obligation at year end	$698	$652

The following table sets forth the funded status of the plans as of December 31, 2004 and 2003:

	December 31,

	2 0 0 4	2 0 0 3

Vested benefit obligation	694	624
Accumulated benefit obligation	694	624
Projected benefit obligation	694	624
Accrued pension cost	698	652

The Company used the following assumptions to measure its pension obligation for the years reported:

Discount rate	4.75%	(5.5% in 2003)
Inflation rate	2%	(2% in 2003)

Severance and pension expenses for the years ended December 31, 2004, 2003 and 2002, amounted to approximately $53, $99 and $76, respectively.

(2)

The obligation relating to termination of the employer-employee relationship fully covers the Company’s liability as of the balance sheet date, with the exception of the liabilities that are covered by payments for appropriate insurance policies. The obligation is calculated on the basis of the latest salary of the employees and their employment period.

ROBOMATIX TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 10 –	COMMITMENTS AND CONTINGENT LIABILITIES

	a.	Royalty commitments

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

Total amount of grants received by the Company and the abovementioned subsidiaries, net of royalties paid or accrued, as of December 31, 2004, is approximately $ 4,400.

The Company and the abovementioned subsidiaries discontinued their past activities. These companies will have to pay royalties only if they have revenues from the sale of royalty-bearing products, or in the event of the sale of the know-how developed with the participation of the abovementioned grants.

	b.	Management fee agreement

Effective January 1, 2000, the Company entered into an agreement for payment to its parent company, in the amount of approximately $10 per month, plus related expenses for a period of five years, for rendering management and consulting services.

	c.	Service agreement

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

	e.	Pledges

All of the Company’s assets are pledged as security to banks, under a floating charge. A Long-term debt (including current maturities) of the Company in the amount of $ 5,214 is collateralized by pledges. Silverboim Holdings Ltd., the controlling shareholder, guaranteed the long-term debt.

ROBOMATIX TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 10 –	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

	f.	Leases

The Company’s subsidiary in Germany leases automobiles and equipment under non-cancelable operating lease contracts.

Total operating lease expenses amounted to approximately $473, $ 436 and $ 55 during 2004, 2003 and 2002, respectively. Future minimum lease payments under non-cancelable operating leases with initial or remaining terms in excess of one year consisted of the following as of December 31, 2004:

2005	436
2006	406
2007	419
2008	362
Thereafter	3,152

The Company’s subsidiary in Germany leases its premises for a minimum lease term of 15 years with annual rental fees of $350.

g.	Distribution Agreement

On July 19, 2004, a distribution agreement was signed between Tadiran Telecom and Tadiran under which Tadiran Telecom appointed Tadiran to sell Tadiran Telecom products and to provide all related services within the borders of the State of Israel and the Palestinian Authority. Tadiran Telecom will be permitted to sell its products by means of sub-distributors and will obligated to continue selling products to distributors who are party to distribution agreements with Tadiran Telecom under the agreement for the sale of operations.

Tadiran Telecom will sell its products to Tadiran in accordance with an agreed upon price list.

The distribution agreement includes a mutual exclusivity agreement, so that, Tadiran will purchase and market only Tadiran Telecom products on an exclusive basis (except for products which do not compete with Tadiaran Telecom products), while Tadiran Telecom will sell its products in Israel solely through Tadiran. This exclusivity is for a seven year period which may be extended upon agreement by the parties. The exclusivity will be cancelable by any of the parties in the event that such exclusivity is not complied with.

ROBOMATIX TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 11 –	SHAREHOLDERS’ EQUITY

Ordinary shares

The Company’s shares are traded on the OTC Bulletin Board in the USA.

Ordinary shares confer upon their holders voting rights and the right to receive dividends, if declared.

On May 1, 1998, the Company granted three of its directors (who are no longer directors of the Company), options to purchase 143,174 Ordinary shares at an exercise price of $ 0.25 per share.

In 2000, two of the former directors requested to exercise their options. The Company, based on the opinion of its legal advisors, believes that these former directors are not entitled to exercise the said options, since they have not yet been directors of the Company for three years. On April 17, 2000, one of such former directors filed a claim with the Tel-Aviv Magistrate’s Court for the issuance of shares underlying the options he received under the 1998 Plan and an express motion for provisional remedies. In November 2001, the court rejected the claim of the former director. The former director filed an appeal in December 2001. After the balance sheet date the court charged the Company $7 for the claim and closed the case.

Stock option plans

As of December 31, 2004, the Company had the following employees’ and directors’ stock option plans:

2001 plan

On, May 21, 2001, the Company’s Board of Directors approved the adoption of the Robomatix Techologies Ltd. Share Option Plan (the “2001 Plan”). Under the 2001 Plan options to purchase up to 1,500,000 Ordinary shares of the Company may be granted at an exercise price of $0.7 per share. Officers, directors and employees of the Company and subsidiaries are eligible to participate in the 2001 Plan. The Options granted vest in three equal annual installments, commencing December 7, 2001. Under the 2001 Plan, options will expire ten years from the date of the grant. As of December 31, 2004 options to purchase 910,000 shares were outstanding with an exercise price of $0.7 per share and aggregate of 590,000 Ordinary shares of the Company are still available for future grant.

Option Agreement

On October 6, 2004, in the context of the acquisition agreement (see Note 3), an agreement was signed between Tadiran and the Company for the issuance of Options, according to which the Company granted 1,674,403 Options which are exercisable into 1,674,403 Ordinary shares of Robomatix with par value of NIS 1.46 each. The exercise price of each Option is $ 0.70. The Options may be exercised through October 6, 2007.

ROBOMATIX TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 11 –	SHAREHOLDERS’ EQUITY (Cont.)

2004 plans

On May 24, 2004, the Company granted to two of its directors option to purchase 60,000 Ordinary shares each, at an exercise price of $0.4 per share. The options are exercisable over a three year period commencing May 24, 2005, provided that the director will continue to serve in that role for the Company during the entire period. The options will expire five years from the date of grant.

The Company granted to the CEO options to purchase 240,000 Ordinary shares at an exercise price of $0.4 per share. The Options are exercisable over a three year period commencing May 24, 2005. The options will expire five years from the date of grant. In May 2005 the board of directors decided to accelerate the vesting of these options to vest immediately.

On November 30, 2004 the Company’s Board of Directors approved the adoption of the Robomatix Techologies Ltd. Share Option Plan (the “2004 Plan”). Under the 2004 Plan, options to purchase up to 4,100,000 Ordinary shares of the Company may be granted at an exercise price of $0.77 per share.  Officers, directors and employees of the Company and subsidiaries are eligible to participate in the 2004 Plan.

Pursuant to the 2004 plan, the Company granted options to purchase 4,035,577 Ordinary shares to Tadiran Telecom Israel’s employees and consultants at an exercise price of $0.77 per share. The options are exercisable over four years period commencing December 30, 2004. The options will expire five years from the date of grant.

A summary of the Company’s stock option activity and related information for the years ended December 31, 2004, 2003 and 2002 is as follows:

	December 31,

	2 0 0 4		2 0 0 3		2 0 0 2

	shares	Weighted average exercise price	shares	Weighted average exercise price	shares	Weighted average exercise price

Options outstanding at beginning of year	1,110,000	$0.64	1,110,000	$0.64	1,110,000	$0.64
Granted during year	4,395,577	$0.74	-	-	-	-
Exercised during year	-	-	-	-	-	-
Forfeited during year	200,000	$0.36	-	-	-	-

Outstanding at year of year	5,305,577	$0.72	1,110,000	$0.64	1,110,000	$0.64

Options exercisable at year-end	1,881,394	$0.74	1,010,000	0.64	790,000	$0.61

Weighted average fair value of options granted during the year	1,293		-		-

ROBOMATIX TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 11 –	SHAREHOLDERS’ EQUITY (Cont.)

Stock option plans (Cont.)

The following table summarizes information relating to stock options outstanding at December 31, 2004:

Options outstanding				Options exercisable

Range of exercise Price	Number of shares outstanding at December 31, 2004	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number of shares outstanding at December 31, 2004	Weighted average exercise price

$0.70	910,000	6.47	$0.70	910,000	$0.7
$0.40	360,000	4.5	$0.40	-	-
$0.77	4,035,577	5.0	$0.77	-

	5,305,577	5.22	$0.73	910,000	$0.7

Dividends

In the event that cash dividends are declared by the Company, such dividends will be paid in Israeli currency. Under current Israeli regulations, any cash dividend in Israeli currency paid in respect of Ordinary shares purchased by non-residents of Israel with non-Israeli currency may be freely repatriated in such non-Israeli currency, at the rate of exchange prevailing at the time of conversion.

NOTE 12 –	INCOME TAXES

	a.	Tax in Israel

The Company and its subsidiaries are assessed for tax purposes on an unconsolidated basis. The Company and its Israeli subsidiaries are assessed under the provisions of the Income Tax Law (Inflationary Adjustments), 1985, pursuant to which the results for tax purposes are measured in Israeli currency in real terms in accordance with changes in the Israeli Consumer Price Index (“CPI”). Each of the subsidiaries is subject to the tax rules prevailing in the country of incorporation.

ROBOMATIX TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 12 –	INCOME TAXES (cont.)

	a.	Tax in Israel: (cont.)

Israeli tax reform:

On July 24, 2002, Amendment 132 to the Israeli Tax Ordinance (“the Amendment”) was approved by the Israeli parliament and went into effect on January 1, 2003.

The principal objectives of the Amendment were to broaden the categories of taxable income and to reduce the tax rates imposed on employees’ income.

The material consequences of the Amendment applicable to the Company include, among other things, imposing a tax on all universal income of Israeli residents, individuals and corporations, regardless of the territorial source of income, and certain modifications in the qualified taxation tracks of employee stock options.

On June 29, 2004 an amendment to the Israeli tax law was approved by the Israeli parliament, which reduces the Israel corporate tax rates to 35% for 2004; this amendment states that the corporate tax rate will be further reduced in subsequent tax years as follows: 34% in 2005, 32% in 2006, and 30% in 2007 and thereafter.

	b.	Income (loss) before taxes on income consists of the following:

	Year ended December 31,

	2 0 0 4	2 0 0 3	2 0 0 2

Domestic	(1,789)	493	(18)
Foreign	527	491	(46)

	(1,262)	984	(64)

c.	The provision for taxes on income comprises the following:

	Year ended December 31,

	2 0 0 4	2 0 0 3	2 0 0 2

Deferred taxes - foreign	332	214	378
Prior years tax reimbursement	-	(19)	-

	332	195	378

ROBOMATIX TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 12 –	INCOME TAXES (Cont.)

	d.	Reconciliation between theoretical tax expenses to actual tax expenses:

Reconciliation between the income tax benefits, assuming all income is taxed at the statutory rate applicable to income of the Company and actual income taxes as reported in the statements of operations, is as follows:

	Year ended December 31,

	2 0 0 4	2 0 0 3	2 0 0 2

Income (loss) before taxes on income	(1,262)	984	(64)

Statutory tax rate	35%	36%	36%

Theoretical tax expense (benefit)	(442)	354	(23)
Tax benefits for which deferred taxes were not recorded	374	(321)	-
Utilization of tax loss carryforwards for which deferred taxes were not previously recorded	(410)	-	-
Prior years tax reimbursement	-	19	-
Effect of different tax rates in other countries	21	8	16
Non-deductible expenses	844	160	405
Other	(55)	(25)	(20)

Taxes on income in the statements of operations	332	195	378

e.	Current taxes are calculated at the following rates:

	Year ended December 31,

	2 0 0 4	2 0 0 3	2 0 0 2

On Israeli operations	35	36	36
On German operations (*)	38.5	38.5	38.5

(*)	The German subsidiary is taxed on the basis of the tax laws in Germany.

ROBOMATIX TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 12 –	INCOME TAXES (Cont.)

	f.	Deferred taxes:

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and amounts used for income tax purposes. Significant components of the Company and its subsidiaries’ deferred tax assets are as follows:

	December 31,

	2 0 0 4	2 0 0 3

Deferred tax assets:
Net operating losses carry forwards	$7,347	$7,382
Other - net	47	58

Total deferred tax assets	7,394	7,440
Valuation allowance for deferred tax assets	(5,299)	(5,164)

Net deferred tax assets	$2,095	$2,276

Domestic	-	-
Foreign	2,095	2,276

	$2,095	$2,276

g.	Net operating carryforward tax losses:

1. The Company and its Israeli subsidiaries:

Carryforward tax losses at December 31, 2004 aggregated approximately $15,585. The carryforward tax losses are linked to the Israeli CPI and may be carried forward and offset against taxable income in the future for an indefinite period

2. German subsidiary:

As of December 31, 2004, this subsidiary has net operating loss carryforward tradetax $ 3,565 and corporate tax of $6,567. In Germany, there is no time limit for utilizing carry forward tax losses.

ROBOMATIX TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 13 –	RELATED PARTIES TRANSACTIONS

The balances and the transactions derived from related parties are as follows:

	a.	Transactions with related parties:

	Year ended December 31,

	2 0 0 4	2 0 0 3

Management fees (see Note 10b)	120	120

Administrative and support services (see Note 10c)	60	60

b.	Balances with related party:

Debt balance:

Other accounts receivable and prepaid expenses	-	190

Credit balance:

Other accounts payable and accrued expenses	685	503

NOTE 14 –	SUPPLEMENTARY BALANCE SHEET INFORMATION

	a.	Other accounts receivable and prepaid expenses:

	December 31,

	2 0 0 4	2 0 0 3

Prepaid expenses	$192		$136
Receivables from the sale of subsidiary	-		304
Receivables from a sale of subsidiary to a related party (Note 1b)	-		190
Other	3	(*)	373

	$195		$1,003

	(*)	Reclassified

b.	Inventories:

Raw materials	$2,946	$2,090
Finished products and goods	3,200	2,635

	$6,164	$4,725

ROBOMATIX TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 14 –	SUPPLEMENTARY BALANCE SHEET INFORMATION (cont.)

	c.	Short-term bank credit:

	Interest rate		Amount

	December 31,		December 31,

	2 0 0 4	2 0 0 3	2 0 0 4	2 0 0 3

	%

Short-term bank credit
In NIS (*)	6.1	-	$2,753	$-
In Euro	8.5	9	2,595	2,004
In Dollar			105	-

			$5,453	$2,004

(*)

In order to obtain the credit, the Company and Tadiran Telecom reached oral understandings with a bank regarding the following financial covenants (the understandings have not yet been formalized in writing):

		(1)	Short-term bank credit to be taken by Tadiran Telecom divided by its working capital will not exceed 1.

		(2)	The ratio of total short-term and long-term bank credit of Tadiran Telecom to its operating profit shall not exceed 2:1.

d.	Other accounts payable and accrued expenses:

	December 31,

	2 0 0 4	2 0 0 3

Payroll and related expenses	$1,535	$175
Accrued expenses and other (1)	2,701	964
Accrued customer incentive	992	568

	$5,228	$1,707

(1) Including a related party	$691	$503

ROBOMATIX TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 15 –	SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION

	a.	Sales to major customers as a percentage of total sales were as follows:

	Year ended December 31,

	2 0 0 4	2 0 0 3	2 0 0 2

	%	%	%

Customer A	18	18	15
Customer B	15	13	15
Customer C	-	11	14

b.	Other income:

	Year ended December 31,

	2 0 0 4	2 0 0 3	2 0 0 2

Loss from sale of fixed assets	$-	$(234)	$-
Rent	-	-	256
Gain from sale of a subsidiary	-	993	-
Other	142	286	1

	$142	$1,045	$257

c.	Financial expenses, net:

	Year ended December 31,

	2 0 0 4	2 0 0 3	2 0 0 2

Income from deposits	$-	$41	$-
Interest on long-term loans	(314)	(250)	(215)
Other	(74)	199	24

	$(388)	$(10)	$(191)

ROBOMATIX TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 16 –	OPERATING SEGMENTS

	a.	Operating segments and geographic information

The Company through Kalff is engaged in manufacturing, marketing and selling of first aid kits.

In addition the Company, through Tadiran Telecom Israel, sells contact centers, and provides services of these products, which are manufactured by Tadiran Telecom Ltd.

The Company evaluates performance based on profit and loss from operations before income taxes, interest expenses and other income.

	Year ended December 31,

	2 0 0 4	2 0 0 3	2 0 0 2

First aid kits for vehicles

Revenues	$17,709	$12,416	$8,704

Operating income	$937	$444	$326

Long lived assets	$673	$670	$649

Contact centers

Revenues	$5,832	$-	$-

Operating income	$1,072	$-	$-

Long lived assets	$6,423	$-	$-

b.	Following is a reconciliation of the operating loss of the reportable segments to the data included in the consolidated financial statements:

	Year ended December 31,

	2004	2003	2002

Total operating income of the reportable segments:	$2,009	$444	$326

Amounts not allocated to segments:
General and administrative expenses	(291)	(572)	(456)
Consulting fees	56	77	-

Consolidated operating income (loss)	$1,774	$(51)	$(130)

ROBOMATIX TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 16 –	OPERATING SEGMENTS (Cont.)

	c.	Geographic information:

The total revenues and long-lived assets are attributed to geographic information, based on the customer’s location.

	Year ended December 31,

	2 0 0 4		2 0 0 3		2 0 0 2

	Total revenues	Long - lived assets	Total revenues	Long - lived assets	Total revenues	Long - lived assets

Germany	$17,709	$673	$12,416	$670	$8,704	$649
Israel	5,888	6,972	77	4,757	-	6,295

	$23,597	$7,645	$12,493	$5,427	$8,704	$6,944