Form 20-F/A
period 2004-12-31
ROBOMATIX TECHNOLOGIES LTD
filed 2005-07-05
CIK 914227

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F /A
(Amendment No. 1)

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
Item 17. ☐ Item 18. ☒

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F for the year ended December 31, 2004, is being filed with the Securities and Exchange Commission for the sole purpose of correcting a number of typographical errors occurring in our Annual Report on Form 20-F, which we filed with the Securities Exchange Commission on June 30, 2005.

Page F-5 of our audited consolidated financial statements for the years ended December 31, 2002, 2003 and 2004, which are incorporated by reference, contains a typographical error under the ‘Cost of Sales’ heading. The correct cost of ‘Products’ for the year 2004 is 16,146 (U.S. dollars in thousands) rather than 15,146 (U.S. dollars in thousands), as incorrectly appeared in our previous filing. As a result, the ‘Total Cost of Sales’ for the year 2004 in the same section is 17,627 (U.S. dollars in thousands) rather than 16,627 (U.S. dollars in thousands), as incorrectly appeared in our previous filing.

This correction does not affect other totals appearing in our consolidated financial statements, but since our consolidated financial statements are analyzed and discussed herein, we have corrected the ‘Total Cost of Sales’ information in the Consolidated Statement of Operations table in “Item 3, Key Information”. In addition, we have accordingly corrected the ‘Cost of Sales’ figure as a percentage of ‘Sales’ in the Results of Operations table in “Item 5: Operating and Financial Review and Prospects – Operating Results – Results of Operations”, and have corrected the ‘Cost of Sales’ appearing in the same section under ‘Year Ended December 31, 2004 Compared To Year Ended December 31, 2003'.

We have also corrected a typographical error appearing in the table in “Item 7: Major Shareholders and Related Party Transactions – Major Shareholders”. The number of ordinary shares beneficially owned by Mr. Zvika Barinboim is 8,335,350, rather than 8,235,350, which incorrectly appeared in our previous filing.

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

	Year ended December 31,

Consolidated Statement of Operations	2000	2001	2002	2003	2004

	(U.S. dollars in thousands)
Sales	–	8,235	8,704	12,493	23,597
Cost of Sales	–	6,322	6,708	9,649	17,627
Gross Profit	–	1913	1,996	2,844	5,970
Selling and marketing expenses	–	(575)	(655)	(946)	(1,455)
General and administrative expenses	(751)	(1762)	(1,471)	(1,949)	(2,741)

Operating income (loss)	(751)	(424)	(130)	(51)	1,774
Other income	50	362	257	1,045	142
Impairment on long-term investment	(2,079)	(1,390)	–	–	(2,218)
Impairment of available-for-sale marketable securities	–	–	–	–	(572)
Financial income (expenses), net	285	(284)	(191)	(10)	(388)
Income (loss) before taxes on income	(2,495)	(1,736)	(64)	984	(1,262)
Taxes on income	–	88	378	195	332

Gain (loss) from continuing operations	(2,495)	(1,824)	(442)	789	(1,594)
Equity in earnings of an affiliate	–	–	–	481	6
Net income (loss)	(2,495)	(1,824)	(442)	1,270	(1,588)
Basic and diluted net earnings (loss) per share	(0.21)	(0.13)	(0.03)	0.09	(0.12)

Weighted average number of shares used in computing basic net earnings (loss) per share	11,862	13,521	13,600	13,600	13,600

Weighted average number of shares used in computing diluted net earning (loss) per share	11,862	13,521	13,600	13,600	13,600

	December 31,

Balance Sheet Data	2000	2001	2002	2003	2004

	(United States dollars in thousands)
Working capital	952	872	1,468	3,934	1,486
Total assets	6,130	12,926	14,414	16,732	26,037
Total liabilities	966	7,576	8,864	9,364	19,662
Shareholders’ equity	5,164	5,350	5,550	7,368	6,375

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

	Year Ended December 31,

	2002	2003	2004

Statement of Operations Data:
Sales	100%	100%	100%
Cost of sales	77.1	77.2	74.7
Gross profit	22.9	22.8	25.3
Research and development expenses, net	–	–	–
Marketing, general and administrative expenses	24.4	23.2	17.8
Operating income (loss)	(1.5)	(0.4)	7.5
Other income (expense)	3.0	8.4	0.6
Impairment of long term investment	–	–	(9.4)
Impairment of available-for-sale marketable securities			(2.4)
Financial income (expense), net	(2.2)	(0.1)	(1.6)
Income (loss) before taxes on income	(0.7)	7.9	(5.3)
Taxes on income	4.3	1.6	1.4
Equity in earnings of an affiliate	–	3.9	–
Net income (loss)	(5.1)	10.2	(6.7)

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

          Cost of Sales. Costs of sales in 2004 increased to $17,627,000 compared to $9,649,000 in 2004 as a result of the increase in sales by Franz Kalff and the high Euro/Dollar exchange rate and our consolidation of the activities of Telecom Israel into our financial results beginning from the fourth quarter of 2004, resulting in the inclusion of Telecom Israel’s fourth quarter cost of sales constituting approximately $2,480,000.

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

Name	Number of Ordinary Shares Beneficially Owned (1)	Number of Options Exercisable within 60 days	Percent of Total Shares and Exercisable Options (2)

Silverboim Holdings Ltd.(3)	8,188,150	–	60.21%
Mr. Zvika Barinboim(4)	8,335,350	60,000	61.29%
Gilex Holdings B.V.(5)	2,758,587	–	20.43%
Tadiran Telecom Ltd. (6)	1,674,403	1,674,403	10.96%

(1)	The number of ordinary shares beneficially owned in this column includes options to purchase our ordinary shares that are exercisable within 60 days.

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

4.12	Consulting and Management Services Agreement dated as of January 1, 2004 by and between Robomatix Technologies Ltd. and Franz Kalff GmbH **

4.13	Summary of Asset Purchase Agreement, dated as of July 19, 2004 by and between Robomatix Technologies Ltd. and Tadiran Telecom Business Systems (currently known as Tadiran Telecom Ltd.) **

4.14	Summary of Distribution Agreement, dated as of July 19, 2004 by and between Robomatix Technologies Ltd. and Tadiran Telecom Business Systems (currently known as Tadiran Telecom Ltd.) **

8.1	List of Significant Subsidiaries **

11	Code of Ethics (incorporated by reference to the 2003 20-F filed with the Securities Exchange Commission on July 13, 2004)

12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002 **

13.1	Certification by Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002 **

15.1	Additional certification of the Chief Executive Officer

(1) Previously filed with the Securities and Exchange Commission on January 31, 2001 as part of Form 6-K for the month of January, 2001, and incorporated by reference herein.

*Although the agreement has not yet been executed by the parties, the enclosed draft was the form of agreement approved by our shareholders and the parties are acting pursuant to its terms.

** Previously filed

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized on this 5th day of July 2005.

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

4.12	Consulting and Management Services Agreement dated as of January 1, 2004 by and between Robomatix Technologies Ltd. and Franz Kalff GmbH **

4.13	Summary of Asset Purchase Agreement, dated as of July 19, 2004 by and between Robomatix Technologies Ltd. and Tadiran Telecom Business Systems (currently known as Tadiran Telecom Ltd.) **

4.14	Summary of Distribution Agreement, dated as of July 19, 2004 by and between Robomatix Technologies Ltd. and Tadiran Telecom Business Systems (currently known as Tadiran Telecom Ltd.) **

8.1	List of Significant Subsidiaries **

11	Code of Ethics (incorporated by reference to the 2003 20-F filed with the Securities Exchange Commission on July 13, 2004)

12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002 **

13.1	Certification by Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002 **

15.1	Additional certification of the Chief Executive Officer

** Previously filed

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

ROBOMATIX TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share data)

	Year ended December 31,

	2 0 0 4	2 0 0 3	2 0 0 2

Sales (Note 2 and 15a)
Products	$20,486	$12,493	$8,704
Services	3,111	-	-

Total sales	23,597	12,493	8,704

Costs of sales
Products	16,146	9,649	6,708
Services	1,481	-	-

Total costs of sales	17,627	9,649	6,708

Gross profit	5,970	2,844	1,996

Selling and marketing expenses	1,455	946	655
General and administrative expenses	2,741	1,949	1,471

Operating Income (loss)	1,774	(51)	(130)
		-	-
Impairment of a long-term investment	(2,218)	-	-
Impairment of available for sale marketable securities (Note 4)	(572)	-	-
Financial expenses, net (Note 15c)	(388)	(10)	(191)
Other income (Note 15b)	142	1,045	257

Income (loss) before taxes on income	(1,262)	984	(64)
Taxes on income	332	195	378

	(1,594)	789	(442)
Equity in earnings of an affiliate	6	481	-

Net income (loss)	$(1,588)	$1,270	$(442)

Basic and diluted net earnings (loss) per share -	$(0.12)	$0.09	$(0.03)

Weighted average number of shares used in computing basic net earnings (loss) per share	13,599,626	13,599,626	13,599,626

Weighted average number of shares used in computing diluted net earnings (loss) per share	13,599,626	13,599,626	13,599,626

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